Exhibit 99.1

INDENTURE

Dated as of January 28, 2025

Among

AZUL SECURED FINANCE LLP
as Issuer

AZUL S.A.
as Parent Guarantor

each other GUARANTOR named herein as a Guarantor,

UMB BANK, N.A.,
as Trustee, Paying Agent, Transfer Agent and U.S. Collateral Agent

and

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA.
as Brazilian Collateral Agent

FLOATING RATE SUPERPRIORITY PIK TOGGLE NOTES DUE 2030

TABLE OF CONTENTS

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EXHIBITS

Exhibit A Form of Note

Exhibit B Form of Certificate of Transfer

Exhibit C Form of Certificate of Exchange

Exhibit D Form of Intercreditor Agreement

SCHEDULE

Schedule I Subsidiary Guarantors

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INDENTURE, dated as of January 28, 2025 among Azul Secured Finance LLP, a limited liability partnership formed under the laws of the State of Delaware (the “Issuer”), Azul S.A., a Brazilian corporation (sociedade por ações) (“Azul”), as the parent guarantor (the “Parent Guarantor”), each other Guarantor (as defined below) party hereto on the date hereof, UMB Bank, N.A., a national banking association, as Trustee, U.S. Collateral Agent, Registrar, Paying Agent and Transfer Agent, and TMF Brasil Administração e Gestão de Ativos Ltda., as Brazilian collateral agent (the “Brazilian Collateral Agent” and, together with the U.S. Collateral Agent, the “Collateral Agents”).

W I T N E S S E T H

WHEREAS, the Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of US$525,000,000.00 aggregate principal amount of Floating Rate Superpriority PIK Toggle Notes due 2030 (the “Initial Superpriority Notes”);

WHEREAS, the obligations of the Issuer with respect to the due and punctual payment of interest, additional amounts, if any, principal, Make-Whole Premium and Call Premium (each as defined below), if any, on the Superpriority Notes (as defined below) and the performance and observation of each covenant and agreement under this Indenture on the part of the Issuer to be performed or observed will be unconditionally and irrevocably guaranteed by the Guarantors;

WHEREAS, all things necessary (i) to make the Superpriority Notes, when executed and duly issued by the Issuer and authenticated and delivered hereunder, the valid obligations of the Issuer and (ii) to make this Indenture a valid agreement of the Issuer, have been done;

WHEREAS, on the date hereof, concurrently with the execution of this Indenture, the Intercreditor Agreement and each of the Shared Collateral Documents (each as defined below) have been executed, such that the Superpriority Secured Obligations (as defined below) became a Series of Superpriority Secured Debt (as defined below) secured by a security interest in the Shared Collateral on a “superpriority out” basis in accordance with the terms of the Shared Collateral Documents, this Indenture and the Intercreditor Agreement;

WHEREAS, on the date hereof, concurrently with the execution of this Indenture, each of the Non-Shared Collateral Documents (as defined below) has been executed, such that the Superpriority Secured Obligations (as defined below) are secured by an exclusive security interest in the Non-Shared Collateral in accordance with the terms of the Non-Shared Collateral Documents and this Indenture;

WHEREAS, each of the Guarantors party hereto have duly authorized the execution and delivery of this Indenture as a guarantor of the Superpriority Notes, and all things necessary (i) to make the Superpriority Note Guarantee of such Guarantor, when the Superpriority Notes are executed and duly issued by the Issuer and authenticated and delivered hereunder, the valid obligations of such Guarantor and (ii) to make this Indenture a valid agreement of such Guarantor, in accordance with its terms, have been done.

NOW, THEREFORE, the Issuer, the Guarantors, the Trustee and the Collateral Agents agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Superpriority Notes.

Article 1
DEFINITIONS

Section 1.01       Definitions.

“144A Global Note” means one or more Global Notes substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Notes Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Superpriority Notes sold in reliance on Rule 144A.

“1L Consent Exchangeable Notes” means the New York law governed senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New First Out Notes, which 1L Consent Exchangeable Notes shall constitute First Priority Secured Debt.

“2030 Lessor PIK Notes” means unsecured senior notes to be issued by Azul Investments and guaranteed by Azul and Azul Linhas to be issued with terms that are substantially similar to the Existing Lessor Notes, except that Azul Investments shall have the option of paying interest on such 2030 Lessor PIK Notes for the first 18 months following the issue date thereof as a payment-in-kind of additional principal amounts of the 2030 Lessor PIK Notes.

“2032 Lessor PIK Notes” means unsecured senior notes to be issued by Azul Investments and guaranteed by Azul and Azul Linhas to be issued with terms that are substantially similar to the Existing Lessor Notes, except that Azul Investments shall have the option of paying interest on such 2032 Lessor PIK Notes as a payment-in-kind of additional principal amounts of the 2032 Lessor PIK Notes.

“Account Bank” means:

(i)       in respect of the Azul Fidelidade Receivables Deposit Account, means (i) Itaú Unibanco S.A, and (ii) in respect of payments made under the Azul Fidelidade Agreement entered into with Caixa Econômica Federal, Caixa Econômica Federal, in each case as party to the relevant Account Control Agreement;

(ii)       in respect of the Azul Viagens Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

(iii)       in respect of the USD Azul Cargo Receivables Deposit Account, Citibank N.A., as party to the relevant Account Control Agreement;

(iv)       in respect of the Azul Cargo Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

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(v)       in respect of the USD Blocked Account, the USD Collateral Account and the USD Payment Account, UMB Bank, N.A., as party to the UMB Account Control Agreement

(vi)       in respect of the Delayed Draw Escrow Account, UMB Bank, N.A., as party to the Delayed Draw Escrow Account Control Agreement;

(vii)       any financial institution appointed to the role of an account bank pursuant to any Collateral Document; and

(viii) in respect of the BRL Blocked Account, the BRL Collateral Account and the BRL Payment Account, Itaú Unibanco S.A., as party to the relevant Account Control Agreement.

“Account Control Agreement” means (i) any multi-party security and control agreement entered into by any Grantor, a financial institution which maintains one or more deposit accounts or securities accounts and the Applicable Collateral Representative or the U.S. Collateral Agent, as applicable, that have been pledged to an Applicable Collateral Representative or Collateral Agent, as applicable, relating to such deposit accounts or securities accounts as Collateral under the Collateral Documents or any other Transaction Document, in each case giving an Applicable Collateral Representative or a Collateral Agent, as applicable, “control” (as defined in Section 9-104 of the UCC) over the applicable account in form and substance reasonably satisfactory to the U.S. Collateral Agent and (ii) any corresponding agreement under Brazilian law in favor of the Applicable Collateral Representatives.

“Act of Controlling Creditors” means, as to any matter at any time prior to the Discharge of Superpriority Secured Obligations or the Discharge of First Priority Secured Obligations, as applicable, a direction in writing (including, for the avoidance of doubt, any Remedies Direction) of the Controlling Creditors delivered to the Representatives under the Intercreditor Agreement by the relevant Representative of each applicable Series of Secured Debt forming part of, and being sent on behalf of, the Controlling Creditors.

“Additional Collateral” means assets that are substantially similar to any of the types of assets or property that comprise any part of the Collateral on the Closing Date, including assets that are required, pursuant to the terms of any Series of Secured Debt, to become part of the Collateral and assets that any Obligor elects to be added as Collateral, provided that the Liens on such assets in favor of the relevant Collateral Agent are perfected on the same basis and to substantially the same extent as the Collateral on the Closing Date is required to be perfected.

“Additional First Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of First Priority Secured Debt (i) pursuant to the Intercreditor Agreement, and (ii) pursuant to the terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Shared Collateral as, First Priority Secured Debt, pursuant to and in accordance with the Intercreditor Agreement. Notwithstanding any other provision of the Transaction Documents, Additional First Priority Secured Debt can be denominated in, and be payable in, any currency.

“Additional Second Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of Second Priority Secured Debt (i) pursuant to the Intercreditor Agreement, and (ii) pursuant to the

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terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Shared Collateral as, Second Priority Secured Debt, pursuant to and in accordance with the Intercreditor Agreement. Notwithstanding any other provision of the Transaction Documents, Additional Second Priority Secured Debt can be denominated in, and be payable in, any currency.

“AEOI Regulations” means Cayman Islands regulations that have been issued to give effect to the US IGA and CRS.

“AerCap Secured Obligations” means the outstanding amount of deferred rent arising under relevant aircraft leases (the “Relevant Leases”) that are required to be secured by the Shared Collateral pursuant to the terms of (i) the Global Framework Agreement, and (ii) any agreements which are stated to supersede the Global Framework Agreement with respect to the unpaid deferred rent obligations referred to in the Global Framework Agreement; provided that the maximum amount of the AerCap Secured Obligations that are entitled to be recovered from the proceeds of the Shared Collateral pursuant to, and in accordance with, the Intercreditor Agreement shall be limited to US$46.0 million (such amount, the “AerCap Secured Obligations Cap”).

“Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, or is controlled by, or is under common control with, such Person. For purposes of this Indenture, a Person shall be deemed to be “controlled by” another Person, if such controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether by ownership of voting securities, contract or otherwise; provided that Walkers Fiduciary Limited shall not be deemed to be an Affiliate of the Issuer or the IP Parties.

“Agent” means each of the Trustee, Paying Agent, Registrar, Transfer Agent the Collateral Agents and the Notes Depositary.

“Aircraft Financing” means (i) any indebtedness, guarantee, finance lease, operating lease, sale and lease back or other financing arrangements (including any bonds, debentures, notes or similar instruments) in respect of or secured by engines, spare parts, aircraft, airframes or appliances, parts, components, instruments, appurtenances, furnishings or other equipment installed on such engines, spare parts, aircraft, airframes or any other related assets, (ii) any financing arrangements assumed or incurred in connection with the acquisition, construction (including any pre-delivery payments in connection with such acquisition or construction), modifications or improvement of any engines, spare parts, aircraft, airframes or appliances, parts, components, instruments, appurtenances, furnishings or other equipment installed on such engines, spare parts, aircraft, airframes or any other related assets, and (iii) extensions, renewals and replacements of such financing arrangements under clauses (i) and (ii); provided that, in each case under clauses (i), (ii) or (iii), such financing arrangement, if secured, is secured on a usual and customary basis (which may include the collateralization thereof with cash, Cash Equivalents or letters of credit) as determined by the Parent Guarantor or any of its Subsidiaries in good faith for such financing arrangement or Indebtedness in respect of engines, spare parts, aircraft, airframes or appliances, parts, components, instruments, appurtenances, furnishings, other equipment installed on such engines, spare parts, aircraft, airframes or any other related assets.

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“Airline Intellectual Property” means the intellectual property of the Parent Guarantor and its Subsidiaries.

“Airport Authority” means any city or any public or private board or other body or organization chartered or otherwise established for the purpose of administering, operating or managing airports or related facilities which, in each case, is an owner, administrator, operator or manager of one or more airports or related facilities.

“Allocation Date” means, with respect to any Distribution Date, the Business Day that is five (5) Business Days prior to such Distribution Date.

“Allocation Date Statement” means a statement delivered to the Brazilian Collateral Agent by the Parent Guarantor indicating the Required Payments for the next Distribution Date.

“Anticipation” means anticipating (antecipação), factoring, discounting or otherwise accelerating or bringing forward the scheduled payment of any receivables (including doing so through discounting or the payment of finance costs in connection therewith).

“Applicable Collateral Representative” has the meaning given to such term in the Intercreditor Agreement.

“Applicable Margin” means (i) 8.250% per annum for any period in respect of interest on the Superpriority Notes that is paid as Cash Interest, and (ii) 10.750% per annum for any period in respect of interest on the Superpriority Notes that is paid as PIK Interest, in each case pursuant to the terms of this Indenture and the Superpriority Notes.

“Applicable Procedures” means, with respect to any selection of Superpriority Notes, transfer, redemption or exchange of or for beneficial interests in any Global Note, or any notice in respect thereof, the rules and procedures of the Notes Depositary, Euroclear and/or Clearstream that apply to such selection, transfer, redemption, exchange or notice.

“Assigned Azul Cargo Agreements” means, on any date, each Azul Cargo Agreement the receivables under which are subject to the Azul Cargo Fiduciary Assignment.

“Assigned Azul Cargo Receivables” means (i) receivables arising under the Assigned Azul Cargo Agreements and (ii) the Designated Azul Cargo Credit Card and Debit Card Receivables.

“Assigned Azul Fidelidade Agreements” means, on any date, each Azul Fidelidade Agreement the receivables under which are subject to the Azul Fidelidade Fiduciary Assignment.

“Assigned Azul Fidelidade Receivables” means (i) receivables arising under the Assigned Azul Fidelidade Agreements and (ii) the Designated Azul Fidelidade Credit Card and Debit Card Receivables.

“Assigned Azul Viagens Agreements” means, on any date, each Azul Viagens Agreement the receivables under which are subject to the Azul Viagens Fiduciary Assignment.

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“Assigned Azul Viagens Receivables” means (i) receivables arising under the Assigned Azul Viagens Agreements and (ii) the Designated Azul Viagens Credit Card and Debit Card Receivables.

“Average Margin” means, as of the applicable redemption date, the percentage that is equal to (x) the sum of 4.125% per annum (calculated on the basis of a 360-day year composed of twelve 30-day months) multiplied by the total number of days from and including the Closing Date to but excluding the applicable redemption date for which interest has been paid as Cash Interest plus 5.375% per annum (calculated on the basis of a 360-day year composed of twelve 30-day months) multiplied by the total number of days from and including the Closing Date to but excluding the applicable redemption date for which interest has been paid as PIK Interest pursuant to Section 2.01(f) divided by (y) the total number of days from and including the Closing Date to but excluding the applicable redemption date.

“Azul Brand, Loyalty, Travel and Cargo Collateral” means the assets or property of any Obligor in which a Lien has been granted (or purported to be granted) pursuant to any Azul Brand, Loyalty, Travel and Cargo Collateral Document.

“Azul Brand, Loyalty, Travel and Cargo Collateral Documents” means (i) the Security Agreement, (ii) each Account Control Agreement (other than the Delayed Draw Escrow Account Control Agreement), (iii) the Azul Fidelidade Fiduciary Assignment, (iv) Azul Fidelidade Intellectual Property Fiduciary Transfer, (v) Azul Viagens Fiduciary Assignment, (vi) Azul Viagens Intellectual Property Fiduciary Transfer, (vii) Azul Cargo Fiduciary Assignment, (viii) Azul Cargo Intellectual Property Fiduciary Transfer, (ix) Cayman Equitable Share Mortgages, (x) the IntelAzul Equity Fiduciary Transfer, (xi) the Azul Viagens Equity Fiduciary Transfer, and (xii) the Intercompany Loans Fiduciary Assignment.

“Azul Brand IP” means (a) any and all Intellectual Property, including copyrights and Trade Secrets, that is (i) owned by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and (ii) embodied in any proprietary software developed or acquired by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) after the Closing Date that is used or held for use exclusively in the Azul airline business, and (b) the Azul Trademarks and Domains, including any and all Modifications to each of the foregoing owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity).

“Azul Cargo Agreement” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Cargo Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Cargo Business” means the business of providing cargo transportation services (whether on dedicated freighter flights or utilizing the cargo hold capacity of passenger flights) which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or

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any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “Azul Cargo” name or otherwise, in each case including any similar or successor business. For the avoidance of doubt, the Azul Cargo Business does not include the transportation of passenger baggage or excess baggage as part of the transportation of airline passengers.

“Azul Cargo Customer Data” means any and all Personal Data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated or produced within the Azul Cargo Business, including any and all of the following: (i) data generated, produced or acquired as a result of the operation of the Azul Cargo Business, including details of cargo transportation transactions; (ii) customer name, contact information (including name, mailing address, email address and phone numbers), government identification document information, tax or other personal identification numbers, customer login to any website or mobile application operated by the Parent Guarantor or its Subsidiaries and communication consent preferences; and (iii) payment-related information.

“Azul Cargo Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” (including the “azulcargo.com.br” and “azulcargoexpress.com.br” domain names) or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Cargo Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária), as amended and restated as of the Closing Date, in respect of (i) the BRL Azul Cargo Credit Card and Debit Card Receivables, (ii) the receivables under the Assigned Azul Cargo Agreements, and (iii) the Azul Cargo Receivables Deposit Account, governed by Brazilian law , as amended from time to time.

“Azul Cargo Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Cargo Business that is registered in Brazil.

“Azul Cargo Receivables Deposit Account” means the relevant account described in the Azul Cargo Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Cargo Fiduciary Assignment and an Azul Cargo Receivables Deposit Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by Brazilian law in respect of the Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the Brazilian Collateral Agent and Banco Citibank S.A. on July 14, 2023, as amended from time to time.

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“Azul Cargo Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Fidelidade Agreements” means any currently existing or future co-branding, partnering or similar agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Fidelidade Program, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary agreements, documents and emails.

“Azul Fidelidade Customer Data” means any and all personal data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated, or produced as part of the Azul Fidelidade Program (including Clube Azul), including any and all of the following: (i) a list of all members of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time; and (ii) the Member Profile Data for each member of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time.

“Azul Fidelidade Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the “TudoAzul.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Fidelidade Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Fidelidade Agreements, (ii) the Designated Azul Fidelidade Credit Card and Debit Card Receivables, and (iii) the Azul Fidelidade Receivables Deposit Account, governed by Brazilian law.

“Azul Fidelidade Gross Billings” in any Quarterly Reporting Period means the total amount, calculated in Brazilian reais, of all amounts billed, invoiced or otherwise charged to customers or business partners by the Azul Fidelidade Program, in such Quarterly Reporting Period, minus any reversals in such amounts billed, invoiced or otherwise charged in respect of such Quarterly Reporting Period. Amounts in respect of the money portion of any “points plus money” transactions are not included in the calculation of Azul Fidelidade Gross Billings.

“Azul Fidelidade Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to Azul Fidelidade Program that is registered in Brazil.

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“Azul Fidelidade Program” means any Loyalty Program which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “TudoAzul”, “Azul Fidelidade” name or otherwise, in each case including any successor program, but excluding any Permitted Acquisition Loyalty Program. The Azul Fidelidade Program includes Clube Azul.

“Azul Fidelidade Receivables Deposit Account” means the relevant accounts described in the Azul Fidelidade Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Fidelidade Fiduciary Assignment and Account Control Agreements (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Fidelidade Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the combined wordmark “Azul Fidelidade” and the combined wordmark “TudoAzul”), including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Group Entities” means (i) the Parent Guarantor and each of its Subsidiaries (other than any Permitted Business Combination Entity), (ii) each Obligor (other than the Parent Guarantor) and each of its Subsidiaries, and (iii) to the extent applicable, any Investment owned by any of the Persons referred to in (i) and (ii).

“Azul Investments” means Azul Investments LLP, a limited liability partnership formed under the laws of the State of Delaware.

“Azul Linhas” means Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações).

“Azul Mobile App IP” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in (a) the Azul mobile application, (b) any other mobile application associated with the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business or (c) any successor, legacy or companion mobile application with respect to any of the foregoing, including, in each case of (a)-(c), the software and source code thereof.

“Azul Other IP” means, other than the Azul Brand IP, any and all Intellectual Property that, in each case, is (i) owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (including the IP Parties, but excluding any Permitted Business Combination Entity) (excluding Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data and Azul Viagens Customer Data), including any and all Modifications thereto made by or on behalf of the Parent Guarantor or any of its Subsidiaries (other than any Permitted

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Business Combination Entity), and (ii) used or held for use in the operation of, or otherwise required or necessary to operate, the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business, including (a) the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks and Azul Cargo Domain Names, (b) the Azul Mobile App IP, (c) the Azul Proprietary Technology, (d) the Azul Fidelidade Proprietary Software, (e) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof and (f) any and all other trademark rights corresponding thereto, including any and all trademark rights of any kind whatsoever accruing under the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks or Azul Cargo Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Proprietary Technology” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in the Parent Guarantor’s proprietary yield management system or proprietary pricing system.

“Azul Trademarks and Domains” means, collectively (a) other than the Azul Fidelidade Trademarks, Azul Viagens Trademarks and Azul Cargo Trademarks, any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Azul” and any and all successor or legacy brands with respect to any of the foregoing (the “Azul Trademarks”), and (ii) other than the Azul Fidelidade Domain Names, Azul Viagens Domain Names and Azul Cargo Domain Names, any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Azul,” including the “VoeAzul.com.br” domain name and any and all legacy or successor domain names (the “Azul Domain Names”), including, in each case of (i) and (ii), (a) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof, and (b) any and all other trademark rights corresponding thereto, including any and all other trademark rights of any kind whatsoever accruing under the Azul Trademarks or Azul Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Traveler Data” means (a) data generated, produced or acquired as a result of the issuance, modification or cancellation of customer tickets from the Parent Guarantor or any of its Subsidiaries or for flights on any airline operated by the Parent Guarantor or any of its Subsidiaries, including data in or derived from “passenger name records” (including name and

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contact information) associated with flights, (b) payment-related information (other than payment-related information relating solely to the Azul Fidelidade Program (such as the purchase of Points)), and (c) data that relates to a customer’s flight-related experience, but excluding in the case of clause (a) information that would not be generated, produced or acquired in the absence of the Azul Fidelidade Program (including Clube Azul) or any other Loyalty Program; provided that, for the avoidance of doubt, customer name, contact information (including name, mailing address, email address, and phone numbers), passport information, government identification document information, Tax or other personal identification numbers, customer login to the Azul.com.br website or any successor website and any Azul mobile applications and communication consent preferences (as described in clause (b) of the definition of “Member Profile Data”) are included in both Azul Fidelidade Customer Data and the Azul Traveler Data; provided that the foregoing communication consent preferences are not specific to the Azul Fidelidade Program (it being understood that if such communication consent preferences are specific to the Azul Fidelidade Program they shall exclusively be Azul Fidelidade Customer Data).

“Azul Viagens” means ATS Viagens e Turismo Ltda., a Brazilian limited liability company (sociedade limitada) and a Subsidiary of the Parent Guarantor.

“Azul Viagens Agreements” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Viagens Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Viagens Business” means any Travel Package Business which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “Azul Viagens” name or otherwise, in each case including any similar or successor travel or vacation business, but excluding any Permitted Acquisition Travel Package Business.

“Azul Viagens Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the “azulviagens.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Viagens Equity Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of 100% of the equity quotas held by Azul Linhas and one individual in Azul Viagens, governed by Brazilian law.

“Azul Viagens Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Viagens Agreements, (ii) the Designated Azul Viagens Credit Card and Debit Card Receivables, and (iii) the Azul Viagens

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Receivables Deposit Account, governed by Brazilian law (which shall cover the funds contained in such account).

“Azul Viagens Gross Billings” in any Quarterly Reporting Period means the total amount, calculated in Brazilian reais, of all amounts billed, invoiced or otherwise charged to customers or business partners by the Azul Viagens Business, in such Quarterly Reporting Period, minus any reversals in such amounts billed, invoiced or otherwise charged in respect of such Quarterly Reporting Period.

“Azul Viagens Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Viagens Business that is registered in Brazil.

“Azul Viagens Receivables Deposit Account” means the relevant account described in the Azul Viagens Fiduciary Assignment in the name of Azul Viagens in Brazilian reais maintained in Brazil and subject to the Azul Viagens Fiduciary Assignment and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Viagens Trademarks” means any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the combined wordmark “Azul Viagens”), including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 et seq.

“Bankruptcy Event of Default” means any Event of Default described in clauses (v) or (vi) of the definition thereof.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law relating to reorganization, arrangement, adjustment, winding-up, liquidation (including provisional liquidation), restructuring, dissolution, composition or other debtor relief, including, without limitation, the Brazilian Bankruptcy Law (including, without limitation, the rules that relate to any judicial reorganization, restructuring, liquidation (including provisional liquidation) extrajudicial reorganization, bankruptcy liquidation or ancillary injunctive relief requests), as revised or amended from time to time, and any bankruptcy, insolvency, winding up, reorganization or similar law enacted under the laws of Brazil or any other applicable jurisdiction.

“Benchmark” means, as of the Closing Date, Compounded SOFR; provided, that if the Issuer determines, on or prior to the Reference Time, that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR or SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” shall mean the applicable Benchmark Replacement; provided that the Benchmark shall be no less than 3.00%.

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“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Issuer as of the related Benchmark Replacement Date:

(1)       the sum of: (i) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for a three-month tenor and (b) the Benchmark Replacement Adjustment; and

(2)       the sum of: (i) the alternate rate of interest that has been selected by the Issuer as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated borrowing transactions at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer as of the related Benchmark Replacement Date:

(1)       the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected, endorsed or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)       the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; and

(3)        the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated securitization transactions at such time.

“Benchmark Replacement Conforming Changes” means, with respect to and Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of Interest Period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other technical, administrative or operational matters) that the Issuer decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice or, if the Issuer decides that adoption of any portion of such market practice is not administratively feasible or if the Issuer determines that no such market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer determines is reasonably practicable.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):

(1)       in the case of clause (1) or (2) of the definition of Benchmark Transition Event, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the relevant Benchmark permanently or indefinitely ceases to provide such Benchmark); or

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(2)       in the case of clause (3) of the definition of Benchmark Transition Event, the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date shall be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)       a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Blocked Accounts” means, individually or collectively as the context may require, the USD Blocked Account and the BRL Blocked Account.

“Board of Directors” means:

(1)       with respect to a corporation or an exempted company, the board of directors of the corporation or exempted company, as applicable, or any committee thereof duly authorized to act on behalf of such board;

(2)       with respect to a partnership, the board of directors of the general or managing partner of the partnership, or a shareholder of the general or managing partner of the partnership, or in each case, any committee thereof;

(3)       with respect to a limited liability company, the managing member or members, manager or managers or any controlling committee of managing members or managers thereof; and

(4)       with respect to any other Person, the board or committee of such Person serving a similar function.

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“Brazilian Bankruptcy Law” means Law No. 11,101, dated February 9, 2005, as amended.

“BRL Blocked Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of the Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent and with permission to hold balances through investments in Cash Equivalents).

“BRL Collateral Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred in the event of an exercise of Cash Control and otherwise in accordance with the Intercreditor Agreement if a Remedies Direction has been given and remains in effect.

“BRL Payment Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of the Parent Guarantor in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred when no Remedies Direction has been given and remains in effect.

“BRL Payment Waterfall” has the meaning given to such term in the Intercreditor Agreement.

“BRL Post-Default Waterfall” has the meaning given to such term in the Intercreditor Agreement.

“BRL Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (5) of the BRL Payment Waterfall.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in (i) New York City, (ii) the City of São Paulo, and (iii) each other city in which the corporate trust office of the Trustee or the head office of any Collateral Agent is located (in each case, as set forth in the Intercreditor Agreement, as such locations may be updated pursuant to the Intercreditor Agreement) are required or authorized to remain closed.

“Calculation Period” means, as of any date of determination, four most recent fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Parent Guarantor have been delivered pursuant to Section 4.20(a) (which, for the avoidance of doubt, does not require delivery of any financial statements in relation to any Public Company Party pursuant to a Permitted Change of Control).

“Capital Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be

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capitalized and reflected as a liability on a balance sheet prepared in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means, with respect to any Person, any and all shares, shares of stock, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated, whether voting or non-voting) such Person’s equity, including any preferred stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Cash Control” means to instruct the applicable Account Bank that amounts in the Collection Accounts must be transferred to the BRL Collateral Account and held as Shared Collateral for the Secured Obligations until such time as the Controlling Creditors (under clause (a) or (b) of the definition thereof, as applicable) shall provide other instructions in accordance with the Intercreditor Agreement.

“Cash Control Instruction” means an instruction to the Collateral Agents by a Representative of any Series of Secured Debt as to which an Event of Default (or equivalent event) has occurred and is continuing, to exercise Cash Control.

“Cash Equivalents” means (x) in the case of U.S. dollars and accounts located in the United States, any or all of the following:

(1)       direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

(2)       direct obligations of state and local government entities, in each case maturing within one year from the date of acquisition thereof, which have a rating of at least A- (or the equivalent thereof) from S&P, A3 (or the equivalent thereof) from Moody’s or A- (or the equivalent thereof) from Fitch;

(3)       obligations of domestic or foreign companies and their subsidiaries (including, without limitation, agencies, sponsored enterprises or instrumentalities chartered by an Act of Congress, which are not backed by the full faith and credit of the United States), including, without limitation, bills, notes, bonds, debentures, and mortgage-backed securities, in each case maturing within one year from the date of acquisition thereof;

(4)       commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, a rating of at least A-2 (or the equivalent thereof) from S&P, P-2 (or the equivalent thereof) from Moody’s or F2 (or the equivalent thereof) from Fitch;

(5)       certificates of deposit (including Investments made through an intermediary, such as the certificated deposit account registry service), banker’s acceptances, time deposits, eurodollar time deposits and overnight bank deposits maturing within one year from the

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date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any other commercial bank of recognized standing organized under the laws of the United States or any State thereof that has a combined capital and surplus and undivided profits of not less than US$250.0 million;

(6)       fully collateralized repurchase agreements with a term of not more than six months for underlying securities that would otherwise be eligible for investment;

(7)       money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (1) through (6) above. This could include, but not be limited to, money market funds or short-term and intermediate bonds funds;

(8)       money market funds that (A) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (B) are rated AAA (or the equivalent thereof) by S&P, Aaa (or the equivalent thereof) by Moody’s or AAA (or the equivalent thereof) from Fitch and (C) have portfolio assets of at least US$5.0 billion;

(9)       deposits available for withdrawal on demand with commercial banks organized in the United States having capital and surplus in excess of US$100.0 million;

(10)       securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A- by S&P, A3 by Moody’s or A- (or the equivalent thereof) from Fitch; and

(11)       any other securities or pools of securities that are classified under IFRS as cash equivalents or short-term investments on a balance sheet;

and

(y) in the case of Brazilian real, and accounts located in Brazil,

means:

(1)       Brazilian real, U.S. dollars, or money in other currencies received in the ordinary course of business that are readily convertible into U.S. dollars;

(2)       securities issued or directly and fully guaranteed or insured by the United States or the Brazil governments or any agency or instrumentality of the United States or Brazil governments (provided that the full faith and credit of the United States or Brazil, as the case may be, is pledged in support of those securities) either having maturities of not more than 12 months from the date of acquisition;

(3)       (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities

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not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the Republic of Brazil or any political subdivision thereof or the United States or any state thereof having capital, surplus and undivided profits in excess of US$500.0 million whose long-term debt is rated “A-2” or higher by Fitch or S&P or “P-2” or higher by Moody’s (or such similar equivalent rating) by at least one nationally recognized statistical rating organization (as defined under Rule 436 of the Securities Act);

(4)       repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)       commercial paper rated A-1 or higher by Fitch or S&P or P-1 or higher by Moody’s (or such similar equivalent rating) and maturing no later than one year after the date of acquisition; and

(6)       money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above.

“Cash Interest” on a Note means interest paid on the principal amount of such Note in cash.

“Cayman Equitable Share Mortgages” means the amended and restated equitable share mortgages over (i) shares in IP Co, dated the Closing Date between IP HoldCo and the U.S. Collateral Agent and (ii) shares in IP HoldCo, dated the Closing Date, between each of (a) Azul Linhas (b) IntelAzul, (c) Azul Viagens and (d) the Parent Guarantor and the U.S. Collateral Agent, each for the benefit of the Secured Parties, each as confirmed and/or supplemented from time to time by deeds of confirmation, as applicable.

“Change of Control” means the occurrence of an Issuer Change of Control, a Specified Obligor Change of Control or a Parent Change of Control, as applicable.

“Clearstream” means Clearstream Banking S.A. and its successors.

“Closing Date” means January 28, 2025, which is the date of the original issuance of the Initial Superpriority Notes.

“Closing Date Assigned Azul Cargo Agreements” means the Azul Cargo Agreements entered into by Azul Linhas with (i) Amazon Serviços de Varejo do Brasil Ltda., (ii) Scandinavian Air Cargo Serviços Auxiliares Ltda., and (iii) Samsung SDS Latin America Tecnologia e Logística Ltda.

“Closing Date Assigned Azul Viagens Agreement” means the Azul Viagens Agreement entered into by Azul Linhas with Aymoré Crédito, Financiamento e Investimento S.A.

“Closing Date Assigned Azul Fidelidade Agreements” means the Azul Fidelidade Agreements entered into by Azul Linhas with (i) Caixa Econômica Federal, (ii) Banco Itaucard

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S.A. and IUPP S.A., (iii) Livelo S.A. and (iv) Banco Santander (Brasil) S.A. and Esfera Fidelidade S.A.

“Closing Date Pre-paid Points Release” means the release, on the Closing Date, of the amount in the BRL Blocked Account on the Closing Date (the “Release Amount”) (which shall be no higher than R$298.0 million) in accordance with the provisions of Section 13.03(c) hereof.

“Closing Date Pre-paid Points Release Condition” means the condition that the Issuer shall have, on the Closing Date, issued a principal amount of New First Out Notes equal to the Closing Date Pre-paid Points Release Fee, to be issued and delivered pro rata to the Holders of the New First Out Notes on the Closing Date (the “Exchange Offer New Issuance Notes”), it being understood that such principal amount of New First Out Notes shall be issued and delivered on the Closing Date.

“Closing Date Pre-paid Points Release Fee” means an amount in U.S. dollars equal to 15 basis points (0.15%) multiplied by the aggregate principal amount of the Exchange Offer New Issuance Notes.

“Clube Azul” means the subscription-based product of the Parent Guarantor or any of its Subsidiaries through which members pay a recurring amount per month in exchange for Currency under the Azul Fidelidade Program, access to promotions and other benefits which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries, as in effect from time to time, whether under the “Clube Azul” name or otherwise, in each case including any similar or successor products, services or programs.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means, collectively, the Shared Collateral and the Non-Shared Collateral.

“Collateral Agent” means each of the U.S. Collateral Agent and the Brazilian Collateral Agent.

“Collateral Documents” means, collectively, (i) the Azul Brand, Loyalty, Travel and Cargo Collateral Documents, (ii) the Portuguese Notes Pledge, (iii) the Non-Shared Collateral Documents, and (v) the IP Agreements in respect of (A) the rights of the U.S. Collateral Agent thereunder and (B) the rights of any IP Party thereunder after any exercise of remedies over the shares of such IP Party.

“Collateral Sale” means the Disposition of any Collateral other than a TAP Bond Event.

“Collection Account” means, individually or collectively as the context may require, (i) the Azul Fidelidade Receivables Deposit Account, (ii) the Azul Viagens Receivables Deposit Account, (iii) the Azul Cargo Receivables Deposit Account and (iv) the USD Azul Cargo Receivables Deposit Account.

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“Competitor” means (i) any person operating a commercial passenger air carrier business or an airline or other travel loyalty program, (ii) any other person that competes with the business of the Parent Guarantor or any of its Subsidiaries, and (iii) any affiliate of any person described in clause (i) or (ii) (other than any affiliate of such person under common control with such person, which affiliate is not actively involved in the management and/or operations of such person).

“Compounded SOFR” with respect to any Interest Period will be determined by the Issuer in accordance with the following formula (and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point):

where:

“SOFR IndexStart” is the SOFR Index value for the day which is two U.S. Government Securities Business Days preceding the first date of the relevant Interest Period;

“SOFR IndexEnd” is the SOFR Index value for the day which is two U.S. Government Securities Business Days preceding the applicable Interest Payment Date relating to such Interest Period (or in the final Interest Period, preceding the relevant Maturity Date, or in the case of the redemption of any Superpriority Notes, preceding the relevant redemption date); and

“dc” is the number of calendar days in the relevant Observation Period.

“Contributed Intellectual Property” has the meaning given to such term in the Intercreditor Agreement. For the avoidance of doubt, no assets or property of any Permitted Business Combination Entity shall constitute Contributed Intellectual Property.

“Contribution Agreements” has the meaning given to such term in the Intercreditor Agreement.

“Controlled Accounts” means the Collection Accounts, the USD Payment Account, the BRL Payment Account, the USD Blocked Account, the BRL Blocked Account, the USD Collateral Account and the BRL Collateral Account.

“Controlling Creditors” has the meaning given to such term in the Intercreditor Agreement.

“Contributing Party” means the Parent Guarantor, Azul Linhas, IntelAzul and Azul Viagens, in each case, in its capacity as a party to any Contribution Agreement.

“Convertible Debentures” means the convertible debentures (ISIN:BRAZULDBP005) issued by the Parent Guarantor pursuant to the Convertible Debentures

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Indenture and guaranteed by the other Obligors pursuant to the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee which, if the Convertible Debentures are replaced with a substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any such instrument.

“Convertible Debentures Indenture” means the Private Instrument of Indenture for the First Issuance of Debentures Convertible Into Preferred Shares Guaranteed by Shared Collateral with Additional Guarantee of Azul S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.) dated October 26, 2020 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time) pursuant to which the Convertible Debentures have been issued and are guaranteed by the Obligors pursuant to the laws of Brazil which, if the Convertible Debentures are replaced with a substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any agreements, indentures or other transaction documents governing such instrument.

“Convertible Debentures New York Law Guarantee” means the amended and restated guarantee agreement dated the Closing Date between the Parent Guarantor, Azul Linhas and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., as a representative of the Convertible Debentures (the “Convertible Debentures Representative”) (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time pursuant to which the obligations under the Convertible Debentures are guaranteed pursuant to a guarantee governed by the laws of the State of New York.

“Corporate Trust Office” shall be at the address of the Trustee or such other address as to which the Trustee may give notice to the Holders of the Superpriority Notes and the Issuer.

“Credit and Debit Card Receivables” means, collectively, the credit rights arising from transactions using cards issued by post-paid payment instrument issuers (i.e., credit cards) and any debit cards, in each case adhering to payment arrangements established by any credit card or debit card issuer including, without limitation, Visa, Mastercard, American Express, Diners Club and Cartão Elo, in each case generated by the businesses of the Parent Guarantor and its Subsidiaries excluding any Credit and Debit Card Receivables that form part of the Shared Collateral (i.e. (i) Designated Azul Fidelidade Credit Card and Debit Card Receivables and Anticipated Designated Azul Fidelidade Credit Card and Debit Card Receivables, (ii) Designated Azul Viagens Credit Card and Debit Card Receivables and Anticipated Designated Azul Viagens Credit Card and Debit Card Receivables, and (iii) Designated Azul Cargo Credit Card and Debit Card Receivables and Anticipated Designated Azul Cargo Credit Card and Debit Card Receivables.

“CRS” means the OECD Standard for Automatic Exchange of Financial Account Information—Common Reporting Standard.

“Currency” means miles, points and/or other units that are a medium of exchange constituting a convertible, virtual, and private currency that is tradable property and that can be sold or issued to Persons.

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“Currency Conversion Rate” means the PTAX Rate on (a) for purposes of the Payment Waterfalls, each Allocation Date, and (b) for purposes of the Post-Default Waterfalls, the date that is two (2) Business Days before the applicable Post-Default Distribution Date.

“Custodian” means the Trustee, as custodian for the Notes Depositary, with respect to the Global Notes, or any successor entity thereto.

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“Data Protection Laws” means all laws, rules and regulations applicable to each Obligor or any of their respective Subsidiaries regarding privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), processing, encryption, security, safeguarding, loss, disclosure and use of Personal Data (including Personal Data of employees, contractors, customers, loan applicants and third parties), Online Tracking Data, and email and mobile communications, including any approvals or notices required in connection therewith.

“Deeds of Undertaking” means (i) the deed of undertaking entered into on July 14, 2023 among IP Co, IP HoldCo, the U.S. Collateral Agent and Walkers Fiduciary Limited and (ii) the deed of undertaking entered into on July 14, 2023 among IP HoldCo, the Parent Guarantor, Azul Linhas, IntelAzul, Azul Viagens, the U.S. Collateral Agent and Walkers Fiduciary Limited.

“Default” means any event that, unless cured or waived, is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Superpriority Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Superpriority Note shall not bear the Global Note Legend and shall not have the “Schedule of Increases or Interests in the Global Note” attached thereto.

“Delayed Draw Escrow Account” means a segregated account in U.S. dollars, in the name of the U.S. Collateral Agent, subject to the Delayed Draw Escrow Account Security Agreement and the Delayed Draw Escrow Account Control Agreement (under the sole dominion and control of the relevant Account Bank under the direction of the U.S. Collateral Agent), and under the sole dominion and control of the U.S. Collateral Agent into which the proceeds of any enforcement of the Non-Shared Collateral shall be transferred when a Remedies Direction has been given and remains in effect and to the extent directed pursuant to an Act of Controlling Creditors.

“Delayed Draw Escrow Account Release Date” means the date that is one Business Day after the Parent Guarantor or the Issuer delivers a Delayed Draw Release Conditions Certificate to the Trustee in accordance with the provisions of this Indenture.

“Delayed Draw Escrow Account Security Agreement” means that certain Security Agreement granting a security interest in the Delayed Draw Escrow Account in favor of the U.S. Collateral Agent, governed by New York law, dated the Closing Date, among the Issuer and the

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U.S. Collateral Agent, as it may be amended and restated from time to time. For the avoidance of doubt, the Delayed Draw Escrow Account Security Agreement is not Shared Collateral.

“Delayed Draw Escrow Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the Delayed Draw Escrow Account entered into between the Issuer, the U.S. Collateral Agent and UMB Bank, N.A. on the Closing Date, as amended from time to time.

“Delayed Draw Release Conditions” means each of the following conditions:

(i)       the Parent Guarantor or its Subsidiaries, as applicable, shall have entered into agreements with original equipment manufacturers (OEMs), lessors and/or vendors resulting in at least US$75 million of average annual cashflow savings in each of the years 2025, 2026 and 2027 while maintaining market terms for such years and subsequent years; and

(ii)       the Parent Guarantor or its Subsidiaries, as applicable, shall have entered into agreements providing that payments on at least US$150.0 million of the OEM 2023 Restructured Amounts shall be payable by the Parent Guarantor or its Subsidiaries, as applicable, on the following extension profile: (a) at least US$117.0 million of such amount shall be payable no earlier than January 1, 2028; (b) at least US$10.0 million of such amount shall be payable no earlier than January 1, 2027; (c) at least US$8.0 million of such amount shall be payable no earlier than January 1, 2026; and (d) at least US$10.0 million of such amount shall be payable no earlier than June 1, 2025; and (e) at least US$5.0 million of such amount shall be payable no earlier than January 1, 2025. If (1) any OEM 2023 Restructured Amounts are paid prior to January 1, 2027, such payments shall reduce the above-mentioned savings in the year in which such payment is made, and (2) any OEM 2023 Restructured Amounts are rescheduled to be paid after December 31, 2027, such amounts shall count towards the above-mentioned savings in 2027 to the extent such OEM 2023 Restructured Amounts were previously identified in the Parent Guarantor’s business plan provided to the Designated Advisors as to be paid in 2027;

(iii)       the Parent Guarantor or its Subsidiaries, as applicable, shall have entered into agreements providing that at least 90% of the aggregate principal amount of the Existing Lessor Notes shall be cancelled and replaced either (a) at the election of the holders thereof: (x) cash payment equal to recovery of US$0.15 cents per US$1.00 in outstanding principal amount, or (y) 2032 Lessor PIK Notes, or (b) in compliance with paragraph (iv) of the definition of Permitted Lessor Notes Transaction; and

(iv)       the Independent Business Expert has delivered a certificate to the Parent Guarantor and the Issuer certifying that each of the conditions specified in (i) to (iii) above have been satisfied.

“Delayed Draw Release Conditions Certificate” means an Officer’s Certificate delivered by the Parent Guarantor or the Issuer certifying that the Delayed Draw Release Conditions have been satisfied.

“Deposit Account” has the meaning given to such term in the UCC.

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“Designated Advisors” means (i) Cleary Gottlieb Steen & Hamilton LLP, (ii) PJT Partners, LP, (iii) Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and (iv) Walkers (Cayman) LLP.

“Designated Azul Cargo Credit Card and Debit Card Receivables” means credit card and debit card receivables generated by the Azul Cargo Business.

“Designated Default Event” means the occurrence of any other event of default under any Series of Secured Debt resulting in (i) a Remedies Direction of any sort or (ii) any Series of Secured Debt becoming due and payable either (a) automatically upon the occurrence of a Bankruptcy Event of Default as provided under this Indenture, or (b) upon acceleration by the Trustee pursuant to the provision described in under this Indenture. Any action (including any Remedies Action) which has been requested pursuant to a Remedies Direction may be modified, supplemented, terminated and/or countermanded if the Applicable Collateral Representatives shall have received either (i) a revocation notice from the Controlling Creditors or (ii) a notice from the Controlling Creditors which contains different or supplemental directions with respect to such action, in each case, delivered to the Applicable Collateral Representatives (with a copy to the Issuer) by the Controlling Creditors.

“Discharge of First Priority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the First Priority Secured Debt Documents (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors, and, for purposes of this definition, the AerCap Secured Obligations shall constitute principal and interest up to the AerCap Secured Obligations Cap.

“Discharge of Superpriority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium, and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the Superpriority Secured Debt Documents (including the Superpriority Notes Documents) (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors.

“Distribution Date” means any date on which interest, principal or premium is due and payable under one or more Series of Secured Debt and any scheduled payment date for a Waterfall AerCap Payment under the AerCap Secured Obligations which is deemed to be a Distribution Date pursuant to the Intercreditor Agreement.

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“Disposition” means, with respect to any property, any sale, lease, sale and leaseback, conveyance, transfer, license, or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Disqualified Capital Stock” means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale), is convertible or exchangeable for Indebtedness or Disqualified Capital Stock, or is redeemable at the option of the holder of the Capital Stock, in whole or in part (other than as a result of a change of control or asset sale), on or prior to the date that is 91 days after the last date on which the Superpriority Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Capital Stock solely because the holders of the Capital Stock have the right to require the Parent Guarantor or any of its Subsidiaries to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Capital Stock if the terms of such Capital Stock provide that the Parent Guarantor or any of its Subsidiaries may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.14.

“DTC” means The Depository Trust Company.

“Dual-Class Sunset Effective Date” means the date on which the share capital (capital social) of the Parent Guarantor, (i) ceases to be comprised of common shares (ações ordinárias) and preferred shares (ações preferenciais), and (ii) becomes comprised solely of a single class of common shares (ações ordinárias).

“EBITDAR” means, with respect to any Person, in respect of any Calculation Period, income (loss) of such Person and its consolidated Subsidiaries for such Calculation Period plus:

(i)       financial result, net for such Calculation Period (which, if financial result, net is an expense, shall be added back to income (loss) and, if financial result net, is an income, shall be deducted from income (loss));

(ii)       income tax and social contribution (including deferred income tax and social contribution) determined on a consolidated basis for such Calculation Period;

(iii)       all depreciation and amortization expenses determined on a consolidated basis for such Calculation Period;

(iv)       rental expense determined on a consolidated basis for such Calculation Period;

(v)       any extraordinary, unusual, exceptional or non-recurring items, to the extent such items were included in computing such income (loss); provided that the inclusion of non-recurring items shall be limited to 5.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to

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the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (v)); provided that such 5.0% limit shall not apply to (1) non-recurring items that are non-cash and relate to aircraft, fleet, leases and right of use assets and similar items, and (2) non-recurring professional fees, commissions and expenses (including professional advisors, legal counsel, financial advisors and investment banks) for such Calculation Period that relate to the Parent Guarantor’s restructuring and recapitalization transactions in 2024 and 2025, as applicable, and the Permitted Change of Control; provided further that the Parent Guarantor shall exclude both gains and losses on a consistent basis in the calculation of EBITDAR (as determined by the Parent Guarantor in good faith) and each shall be separately subject to the 5% limitation set forth above without any netting of gains and losses; and

(vi)       upon and after the occurrence of a Permitted Change of Control Effective Date (including any calculations in relation to determining whether a Permitted Change of Control has occurred), an amount equal to the “run rate” adjustment required to give effect to cost savings, expense reductions, cost synergies (and excluding revenue synergies), operating improvements and enhancements (“Synergies”) projected by the Parent Guarantor in good faith to be reasonably expected to be realizable (calculated on a pro forma basis as though such Synergies had been realized on the first day of the Calculation Period) as a result of any actions taken or to be taken by the Parent Guarantor and its Subsidiaries (which actions shall include the consummation of the Permitted Change of Control), net of the amount of actual benefits realized or expected to be realized during such Calculation Period that are otherwise included in the calculation of EBITDAR from such actions; provided that such Synergies are reasonably identifiable and are reasonably expected to be realized within 12 months after a Permitted Change of Control Effective Date, with certification thereof pursuant to an Officer’s Certificate; provided further that (a) no Synergies shall be added pursuant to this paragraph (vi) to the extent duplicative of any expenses or charges otherwise added to EBITDAR, whether through a pro forma adjustment, add back exclusion or otherwise, for such Calculation Period, and (b) the aggregate amount added pursuant to this paragraph (vi) for any Calculation Period shall not exceed 10.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (vi)).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Euroclear” means Euroclear Bank SA/NV and its successors, as operator of the Euroclear system.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Rate” means, on any day, the rate at which the currency other than the Required Currency may be exchanged into the Required Currency at approximately 11:00 a.m., New York City time, on such date on the Bloomberg Key Cross Currency Rates Page for the

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relevant currency. To the extent that such rate does not appear on any Bloomberg Key Cross Currency Rate Page, the Exchange Rate shall be determined by Azul in good faith.

“Excluded Subsidiary” means (a) on the Closing Date, each of (i) Cruzeiro Participações S.A.; (ii) Azul SOL LLC; (iii) Azul Finance LLC; (iv) Azul Finance 2 LLC; (v) Blue Sabiá LLC; (vi) Canela Investments LLC; (vii) Canela Turbo Three LLC; (viii) Azul Saíra LLC; (ix) ATSVP — Viagens Portugal, Unipessoal LDA; (x) Azul Cargo IP Cayman Holdco Ltd.; and (xi) Azul Cargo IP Cayman Ltd. and (b) any Subsidiary created or acquired after the Closing Date that is prohibited by applicable law or by any contractual obligation existing at the time such Subsidiary is created or acquired (including by way of a merger, amalgamation or consolidation) and not entered into in contemplation of, or in connection with, such creation or acquisition from guaranteeing the Secured Obligations or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guarantee of the Secured Obligations unless such consent, approval, license or authorization has been received; provided that, notwithstanding the foregoing, the Obligors shall represent, in the aggregate, at least 95% of each of the total assets, total revenue and total net income of the Parent Guarantor and its Subsidiaries (other than the Permitted Business Combination Entities) on a consolidated basis for any Calculation Period (as of the last date of the Calculation Period in the case of a balance sheet item) (without double counting, treating any negatives as zero and excluding the total assets, total revenue and total net income of Subsidiaries excluded pursuant to clause (b) of this definition from such calculations for the denominator and the numerator thereof) (such percentages, collectively, the “Minimum Guarantor Coverage”). In addition, each Permitted Business Combination Entity shall be an Excluded Subsidiary for so long as it continues to be a Permitted Business Combination Entity.

“Existing Lessor Notes” means the (i) 7.500% Senior Notes due 2030 issued by Azul Investments and guaranteed by Azul and Azul Linhas issued pursuant to an indenture dated as of September 28, 2023 entered into between Azul Investments, Azul, Azul Linhas and UMB Bank, N.A., as trustee, registrar, transfer agent and paying agent, and (ii) 7.500% Senior One PIK Notes due 2030 issued by Azul Investments and guaranteed by Azul and Azul Linhas issued pursuant to an indenture dated as of December 23, 2024 entered into between Azul Investments, Azul, Azul Linhas and UMB Bank, N.A., as trustee, registrar, transfer agent and paying agent.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Parent Guarantor the relevant Subsidiary of the Parent Guarantor; provided that the Board of Directors of the Parent Guarantor or the relevant Subsidiary of the Parent Guarantor shall be permitted to consider the circumstances existing at such time (including, without limitation, economic or other conditions affecting the airline industry generally and any relevant legal compulsion, judicial proceeding or administrative order or the possibility thereof) in determining such Fair Market Value in connection with such transaction.

“FATCA” means Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation

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of such Sections of the Code, or any U.S. or non-U.S. fiscal or regulatory legislation, rules, practices or guidance notes adopted pursuant to any such intergovernmental agreement, including the US IGA.

“Fiduciary Assignment” means a fiduciary assignment (cessão fiduciária) governed by Brazilian law.

“Fiduciary Transfer” means a fiduciary transfer (alienação fiduciária) governed by Brazilian law.

“First Priority Secured Debt” means each of (i) the New First Out Notes, (ii) the Convertible Debentures, (iii) the AerCap Secured Obligations (as defined in the Intercreditor Agreement), and (iv) any Additional First Priority Secured Debt, including, when issued, the 1L Consent Exchangeable Notes. For the avoidance of doubt, the Second Priority Secured Debt and the Superpriority Secured Debt do not constitute First Priority Secured Debt.

“First Priority Secured Debt Documents” means each of (i) the New First Out Notes Documents (as defined in the Intercreditor Agreement), (ii) the Convertible Debentures Secured Debt Documents (as defined in the Intercreditor Agreement), (iii) the Relevant Leases, as amended pursuant to the terms of the Global Framework Agreement, and (iv) each financing agreement evidencing Additional First Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional First Priority Secured Debt in accordance with the Intercreditor Agreement.

“First Priority Secured Debt Representative” means with respect to (i) the New First Out Notes and the 1L Consent Exchangeable Notes, the Trustee, (ii) the Convertible Debentures, the Convertible Debentures Representative, and (iii) the AerCap Secured Obligations, Aercap Administrative Services Limited, as representative of the AerCap Secured Parties (as defined in the Intercreditor Agreement).

“First Priority Secured Obligations” means, in each case, without duplication, (i) the First Priority Secured Debt and all other obligations (as such term or any similar or analogous term is defined in such First Priority Secured Debt Documents) in respect of First Priority Secured Debt to the extent provided in the relevant First Priority Secured Debt Documents, (ii) any and all sums due and owing to any Collateral Agent, any First Priority Secured Debt Representative, and the Trustee, and (iii) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (i) and (ii) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Shared Collateral, or of any exercise by any Collateral Agent of its rights under the Shared Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“First Priority Secured Parties” means the First Priority Secured Debt Representatives and the holders of First Priority Secured Obligations.

“Fitch” means Fitch, Inc., also known as Fitch Ratings, and its successors.

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“FNAC Debt” means Indebtedness of any Obligor that is directly or indirectly provided by, funded using funds from or assets of, guaranteed by, insured by, or backed by, (i) the National Civil Aviation Fund (Fundo Nacional de Aviação Civil) or (ii) the government of Brazil, any other political subdivision thereof, whether state or local, and any agency, authority, instrumentality or regulatory body in Brazil, in each case, that is denominated in Brazilian reais, including any Indebtedness provided by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) or any other Person pursuant to applicable law, rules, regulations and policies relating to the provision of such Indebtedness, including, to the extent applicable from time to time, Brazilian Federal Law No. 14,978/2024 and rules and regulations of the National Monetary Counsel (Conselho Monetário Nacional) of Brazil.

“Freeflow Account” means an unrestricted account of Azul Linhas maintained in Brazil (which, with respect to the Freeflow Account corresponding to the USD Azul Cargo Receivables Deposit Account, shall also be permitted to be maintained in the United States). For the avoidance of doubt, the Freeflow Accounts does not constitute Collateral.

“Global Framework Agreement” means that certain global framework agreement dated December 31, 2024, between Azul Linhas, as lessee, Azul, as guarantor, Azul Investments LLP, as note issuer, Azul Secured Finance LLP, as exchangeable note issuer, the entities identified therein as lessors, Ballyfin Aviation II Limited, as investor, Aercap Ireland Limited, as servicer.

“Global Note Legend” means the legend set forth in Section 2.06(f)(ii) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Section 2.01, Section 2.06(b) or Section 2.06(d) hereof.

“Government Securities” means securities that are:

(1)       direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)       obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the Person thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

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“Governmental Authority” means the government of the United States of America, Brazil, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank organization, or other entity exercising executive, legislative, judicial, taxing or regulatory powers or functions of or pertaining to government. Governmental Authority shall not include any Person in its capacity as an Airport Authority.

“Grantor” means each Obligor that shall at any time pledge Collateral under a Collateral Document.

“Guarantee” means a guarantee (other than (i) by endorsement of negotiable instruments for collection or (ii) customary contractual indemnities, in each case in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions).

“Head License” has the meaning given to such term in the Intercreditor Agreement.

“Guarantors” means (i) the Parent Guarantor, (ii) each Subsidiary of the Parent Guarantor set forth on Schedule I hereto, and (iii) any Subsidiary of the Parent Guarantor that, after the Closing Date, has, pursuant to a supplemental indenture, executed a direct, unconditional and irrevocable guarantee of the Issuer’s obligations under the Superpriority Notes and this Indenture.

“Hedging Obligations” means, with respect to any Person, all obligations and liabilities of such Person under:

(1)       interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)       other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)       other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, fuel prices or other commodity prices, but excluding (x) clauses in purchase agreements and maintenance agreements pertaining to future prices and (y) fuel purchase agreements and fuel sales that are for physical delivery of the relevant commodity.

“Holder” means a “noteholder,” which means the Person in whose name a Superpriority Note is registered on the Registrar’s books, which shall initially be the respective nominee of DTC.

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board which are in effect from time to time.

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“incur” means to incur, create, issue, assume, guarantee or otherwise become liable for Indebtedness. The term “incurrence” when used as a noun shall have a correlative meaning. The accrual of interest, the accretion or amortization of original issue discount and the payment of regularly scheduled interest will not be deemed to be an incurrence of Indebtedness.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding air traffic liability, accrued expenses and trade payables), whether or not contingent:

(1)       in respect of borrowed money;

(2)       evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)       in respect of banker’s acceptances;

(4)       representing Capital Lease Obligations;

(5)       representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, but excluding in any event trade payables arising in the ordinary course of business; or

(6)       representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS.

In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any assets of the Person specified in the first sentence of this definition (whether or not such Indebtedness is assumed by the specified Person), the amount of such Indebtedness being deemed to be the lesser of the value of such assets or the amount of the obligation so secured, and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, “Indebtedness” shall be deemed to include any additional indebtedness or debt (however described or defined) that is secured by the terms of a Series of Secured Debt.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Business Expert” means FTI Consulting, Inc.

“Independent Director” means, at any time with respect to any IP Party, a director of such IP Party that (1) satisfies the Independent Director Criteria at such time and (2) is a duly appointed “Independent Director” under and as defined in the Specified Organizational Document of such IP Party.

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“Independent Director Criteria” means criteria that shall be satisfied only in respect of a natural person that (a) is a director who has prior experience as an independent director, independent manager or independent member with at least three years of employment experience; (b) is provided by a company nationally recognized in the United States or the Cayman Islands for providing professional independent managers and directors, that is not an Affiliate of any Obligor or the U.S. Collateral Agent and that provides professional independent managers and directors and other corporate services in the ordinary course of its business, and which individual is duly appointed as an Independent Director; and (c) is not, and has never been, and will not while serving as Independent Director be, any of the following: (i) a member, partner, equityholder, manager, director, officer or employee of the Issuer or any of its equityholders, the U.S. Collateral Agent or any Affiliates of the foregoing (except immaterial equity ownership in Parent Guarantor or other than as an Independent Director of any IP Party or any other Affiliate of an IP Party that is required by a creditor to be a single purpose bankruptcy-remote entity, provided that such Person is employed by a company that routinely provides professional independent managers or directors); (ii) a creditor, supplier or service provider (including provider of professional services) to either IP Party, the U.S. Collateral Agent or any of their respective equityholders or Affiliates (other than a nationally recognized company that routinely provides professional independent managers and directors and other corporate services to the Issuer, the U.S. Collateral Agent or any of their respective equityholders or Affiliates in the ordinary course of business); (iii) a family member of any such member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or (iv) a Person that controls (whether directly, indirectly or otherwise) any Person included in any of clause (i), (ii) or (iii) above.

Any director who is an employee of Walkers Fiduciary Limited shall be deemed to meet the requirements of an “Independent Director” for purposes of this definition.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Call Date” means January 28, 2027.

“IntelAzul” means IntelAzul S.A., a Brazilian corporation (sociedade por ações) and a Subsidiary of the Parent Guarantor.

“IntelAzul Equity Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of 100% of the shares held by the Parent Guarantor in IntelAzul, governed by Brazilian law.

“Intellectual Property” means all patents and patent applications, registered trademarks or service marks and applications to register any trademarks or service marks, brand names, trade dress, know-how, registered copyrights and applications for registration of copyrights, Trade Secrets, domain names, social media accounts and other intellectual property, whether registered or unregistered, including unregistered copyrights in software and source code and applications to register any of the foregoing; provided that Intellectual Property shall not include any Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data or Azul Viagens Customer Data.

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“Intercompany Loans Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of in respect of the receivables under the Intercompany Loan Agreements (which payment shall, following a Remedies Direction, be made into the BRL Payment Account located in Brazil), governed by Brazilian law.

“Intercompany Loan Agreements” means any intercompany loan agreement entered into between the Issuer and the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries pursuant to which the cash proceeds of the issuance or incurrence of any Secured Debt (other than AerCap Secured Obligations) received by the Issuer were loaned to the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries.

“Intercreditor Agreement” means the amended and restated intercreditor, collateral sharing and accounts agreement dated as of the Closing Date, by and among the Obligors, UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes, TMF Brasil Administração e Gestão de Ativos Ltda., as Brazilian collateral agent, AerCap Administrative Services Limited and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (as representative of certain secured creditors thereunder), and the other Persons that become party thereto from time to time pursuant to the terms thereof, the form of which is attached as Exhibit D hereto.

“Interest Date of Determination” means the date two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Superpriority Notes, preceding the redemption date).

“Interest Period” means the period commencing on and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date.

“Interest Payment Date” means February 28, May 28, August 28 and November 28, subject to Section 12.15 below, commencing February 28, 2025.

“Investments” means, with respect to any Person, all direct or indirect investments made by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances (but excluding advance payments and deposits for goods and services in the ordinary course of business) or capital contributions (excluding commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Parent Guarantor or any of its Subsidiaries sells or otherwise Disposes of any Equity Interests of any direct or indirect Subsidiary of the Parent Guarantor after the Closing Date such that, after giving effect to any such sale or Disposition, such Person is no longer a direct or indirect Subsidiary of the Parent Guarantor, then the Parent Guarantor will be deemed to have made an Investment on the date of any such sale or Disposition equal to the Fair Market Value of the Parent Guarantor’s Investments in such Subsidiary that were not sold or Disposed of. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

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“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“IP Agreements” means (i) each Contribution Agreement, (ii) each IP License, (iii) the Management Agreement, and (iv) each other contribution agreement, license or sublicense related to the Contributed Intellectual Property that is required to be entered into after the Closing Date pursuant to the terms of any Transaction Documents.

“IP Co” means Azul IP Cayman Ltd.

“IP HoldCo” means Azul IP Cayman Holdco Ltd.

“IP Licenses” means (a) the Head License and (b) the Sublicense.

“IP Parties” means IP HoldCo and IP Co.

“Issuer” has the meaning set forth in the preamble hereto until a successor replaces the applicable entity in accordance with the applicable provisions of this Indenture and, thereafter, includes such successor.

“Issuer Change of Control” means the failure of the Parent Guarantor and Azul Linhas to own collectively and directly 100% of the limited partnership interests in the Issuer.

“Issuer Order” means a written request or order signed on behalf of the Issuer by a Responsible Officer of such Issuer and delivered to the Trustee.

“Lessor Notes” means the Existing Lessor Notes, the 2030 Lessor PIK Notes and the 2032 Lessor PIK Notes.

“LGPD” means the Brazilian Federal Law No. 13,709, dated August 14, 2018, as amended (the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais)).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, Fiduciary Assignment, Fiduciary Transfer, usufruct (usufruto), trust (fideicomisso), seizure (arresto), sequestration (sequestro), attachment (penhora), charge, license, security interest or similar encumbrance of any kind in respect of such asset, judicial or extrajudicial, voluntary or

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involuntary, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and any agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (but excluding any lease, sublease, use or license agreement or swap agreement or similar arrangement by any Grantor described in the definition of Permitted Disposition).

“Liquidity” means all (i) unrestricted cash and cash equivalents, and (ii) accounts receivable from credit card companies and debit card companies (excluding any accounts receivable from credit card companies that are not permitted or able to be subject to Anticipation), in each case, of the Parent Guarantor and its Subsidiaries that are Obligors then on the Parent Guarantor’s consolidated balance sheet (as determined in accordance with IFRS) and excluding, for the avoidance of doubt, any cash or cash equivalents held in the USD Collateral Account, the BRL Collateral Account, the USD Blocked Account or the BRL Blocked Account.

“Loyalty Program” means (a) any customer loyalty program available to individuals (i.e., natural persons) that grants members in such program Currency based on a member’s purchasing behavior and that entitles a member to accrue and redeem such Currency for a benefit or reward, including flights and/or other goods and services, or (b) any other membership program (including a subscription-based product) available to individuals (i.e., natural persons) that grants members in such program benefits in connection with travel on an airline, including reduced costs on airfare, bag fees and upgrades.

“Management Agreement” has the meaning given to such term in the Intercreditor Agreement.

“Material Adverse Effect” means a material adverse effect on (i) the consolidated business, operations or financial condition of the Parent Guarantor and its Subsidiaries, taken as a whole, (ii) the validity or enforceability of the Transaction Documents or the rights or remedies of the Holders and the Superpriority Secured Parties thereunder, (iii) the ability of the Issuer to pay the Obligations under the Transaction Documents, (iv) the value of the Collateral, or (v) the ability of the Obligors to perform their material obligations under the Superpriority Notes Documents; provided, that no condition or event that has been publicly disclosed by the Parent Guarantor or any of its Subsidiaries on or prior to the Closing Date shall be considered a “Material Adverse Effect”.

“Material Indebtedness” means (a) with respect to the Parent Guarantor and its Subsidiaries (other than the IP Parties), Indebtedness (other than the Superpriority Notes) of the Parent Guarantor and its Subsidiaries outstanding under the same agreement in a principal amount exceeding US$25.0 million (or the equivalent thereof in other currencies at the time of determination) or, upon and after the occurrence of the Permitted Change of Control Effective Date, US$50.0 million, and (b) with respect to any IP Party, Indebtedness (other than the Superpriority Notes) of any IP Party outstanding under the same agreement in a principal amount exceeding US$250,000.

“Member Profile Data” means, with respect to each member of the Azul Fidelidade Program (including Clube Azul) and to the extent in the possession or control of the Parent

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Guarantor or any of its Subsidiaries, such member’s (a) name, mailing address, email address, and phone numbers, (b) communication consent preferences, (c) total Currency balance, (c) third party engagement history, (e) accrual and redemption activity, including any data related to member segment designations or member segment activity or qualifications, (f) Azul Fidelidade Program (including Clube Azul) account or membership number, and (g) member status. For the avoidance of doubt, Member Profile Data excludes (i) Azul Traveler Data, (ii) any data relating to Azul Viagens Business transactions made by members of the Azul Fidelidade Program that is analogous to the Azul Traveler Data, and (iii) Azul Cargo Customer Data.

“Modifications” means any and all improvements, additions, changes, modifications, enhancements, corrections, updates, releases, revisions and versions.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means (a) with respect to any Collateral Sale, Recovery Event or TAP Bond Event, the aggregate cash and Cash Equivalents received by the Parent Guarantor or any of its Subsidiaries in respect thereof, net of: (i) the direct costs and expenses relating to such Collateral Sale, Recovery Event or TAP Bond Event, including, without limitation, legal, accounting and investment banking fees, and sales commissions, Taxes paid or payable as a result of the Collateral Sale, Recovery Event or TAP Bond Event, in each case, after taking into account any available Tax credits or deductions and any Tax sharing arrangements; and (ii) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with IFRS; (b) with respect to any incurrence of Indebtedness, the cash proceeds thereof, net of (i) any fees, underwriting discounts and commissions, premiums, and other costs and expenses incurred in connection with such issuance and (ii) attorney’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer Taxes, deed or mortgage recording Taxes, other customary expenses, and brokerage, consultant, accountant, and other customary fees; and (c) with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultants and other fees incurred in connection with such issuance or sale.

“New First Out Notes” means the 11.930% Senior Secured First Out Notes due 2028 issued by the Issuer and guaranteed by the Guarantors pursuant to the indenture governing such notes dated as of the Closing Date.

“New First Out Notes Documents” means the New First Out Notes Indenture, any note or global note issued pursuant to the New First Out Notes Indenture, any supplemental indentures to New First Out Notes Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New First Out Notes Indenture” means the indenture dated the date hereof relating to the New First Out Notes.

“New Second Out Notes” means (i) the 11.500% Senior Secured Second Out Notes due 2029, and (ii) the 10.875% Senior Secured Second Out Notes due 2030, in each case issued

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by the Issuer and guaranteed by the Guarantors pursuant to the respective indentures governing such notes dated as of the Closing Date.

“New Second Out Notes Documents” means the New Second Out Notes Indentures, any note or global note issued pursuant to the New Second Out Notes Indentures, any supplemental indentures to New Second Out Notes Indentures and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New Second Out Notes Indentures” means the indentures dated the date hereof relating to the New Second Out Notes.

“Non-Shared Collateral” means the assets or property of any Obligor in which a Lien has been granted (or purported to be granted) pursuant to any Non-Shared Collateral Document, excluding, for the avoidance of doubt, the Shared Collateral.

“Non-Shared Collateral Documents” means, collectively, (i) the Delayed Draw Escrow Account Security Agreement, (ii) the Delayed Draw Escrow Account Control Agreement, and (iii) any other agreements, instruments or documents that create or purport to create a Lien in any collateral assets (other than Shared Collateral) in favor of the Trustee, the U.S. Collateral Agent, any other collateral agent or representative for the benefit of the Superpriority Notes Secured Parties, in each case, as may be amended, amended and restated, supplemented or otherwise modified from time to time, and so long as such agreement, instrument or document shall not have been terminated in accordance with its terms (and not for the benefit of any First Priority Secured Parties or any Second Priority Secured Parties).

“Notes Depositary” means, with respect to the Superpriority Notes issuable or issued in whole or in part in global form, DTC, and any and all successors thereto appointed as Notes Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Obligations” means the unpaid principal of and interest on (including interest accruing after the maturity of the Superpriority Notes and interest accruing after the filing of any petition of bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Superpriority Notes and all other obligations and liabilities of the Obligors to the Trustee or any Collateral Agent or any Holder, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which arise under this Indenture or the Collateral Documents, whether on account of principal, interest, Make-Whole Premium, Call Premium, reimbursement obligations, fees, indemnities, out-of-pocket costs, and expenses (including all fees, charges and disbursements of counsel to the Trustee or any Collateral Agent that are required to be paid by the Obligors pursuant to the terms of any Superpriority Notes Documents) or otherwise.

“Obligors” means the Issuer and the Guarantors, each an “Obligor.”

“Observation Period” means, in respect of each Interest Period, the period from and including two U.S. Government Securities Business Days preceding the first date of such relevant Interest Period; provided that the first Observation Period shall be the period from and including

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two U.S. Government Securities Business Days preceding the date hereof to, but excluding, the two U.S. Government Securities Business Days preceding the first Interest Payment Date

“OEM 2023 Restructured Amounts” means an amount equal to US$150 million in amounts which were previously due and payable by the Parent Guarantor or its Subsidiaries to original equipment manufacturers, the payment obligations for which were amended by the Parent Guarantor or its Subsidiaries pursuant to agreements entered into during 2023, such that the relevant amounts became due and payable at a future date.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer or the Parent Guarantor (or such other applicable Person) by a Responsible Officer of the Issuer or the Parent Guarantor (or such other applicable Person), respectively.

“Online Tracking Data” means any information or data collected in relation to on-line activities that can reasonably be associated with a particular user or computer or other device.

“Opinion of Counsel” means a written opinion from legal counsel. Such counsel may be an employee of or counsel to the Issuer or the Guarantors.

“Other Lessor/OEM Global Framework Agreements” means those certain global framework agreements entered into on or about the Closing Date, among Azul Linhas, as lessee, Azul, as guarantor, Azul Investments LLP, as note issuer, the entities identified therein as lessors or OEMs and the other parties thereto.

“Parent Change of Control” means any of the following events, unless such event constitutes a Permitted Change of Control:

(1)       the direct or indirect sale or transfer of all or substantially all the assets of the Parent Guarantor and its Subsidiaries, taken as a whole, to any transferee Person;

(2)       (i) prior to the Dual-Class Sunset Effective Date, at any time David Gary Neeleman ceases to be, or otherwise is not, the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor and (ii) from and after the Dual-Class Sunset Effective Date, the consummation of any transaction (including, without limitation, by merger, consolidation, acquisition or any other means) as a result of which any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor; or

(3)       the consummation of any Public Company Business Combination Transaction.

“Participant” means, with respect to the Notes Depositary, Euroclear or Clearstream, a Person who has an account with the Notes Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

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“Payment Date” means when used with respect to any Superpriority Note and any payment of interest thereon, the stated payment date of such payment of interest as set forth in such Superpriority Note.

“Payment Waterfalls” has the meaning given to such term in the Intercreditor Agreement.

“Permitted Acquisition Loyalty Program” means, subject to Section 13.12(d) and the terms and conditions of the Sublicense, a Loyalty Program owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries or principally associated with such Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), so long as (a) the Permitted Acquisition Loyalty Program is not operated in a fashion that is more competitive, taken as a whole, than the Azul Fidelidade Program (including Clube Azul), as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Fidelidade Program relative to the Permitted Acquisition Loyalty Program (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Fidelidade Program), (c) no members of the Azul Fidelidade Program (including Clube Azul) are targeted for membership in the Permitted Acquisition Loyalty Program (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Loyalty Program), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Fidelidade Program (including Clube Azul), including distribution and marketing channels, as were applicable immediately prior to the consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the members of the Azul Fidelidade Program (including Clube Azul) or the members of the Permitted Acquisition Loyalty Program that the Permitted Acquisition Loyalty Program is a primary Loyalty Program for the Parent Guarantor or any of its Subsidiaries.

“Permitted Acquisition Travel Package Business” means, subject to Section 13.12(d) and the terms and conditions of the Sublicense, a Travel Package Business owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries, or principally associated with such Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), so long as (a) the Permitted Acquisition Travel Package Business is not operated in a fashion that is more competitive, taken as a whole, than the Azul Viagens Business, as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Viagens Business relative to the Permitted Acquisition Travel Package Business (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Viagens Business), (c) no customers of the Azul Viagens Business are targeted by the Permitted Acquisition Travel Package Business (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Travel Package Business), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Viagens Business, including distribution and marketing channels, as were applicable immediately prior to the

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consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the customers of the Azul Viagens Business or the customers of the Permitted Acquisition Travel Package Business that the Permitted Acquisition Travel Package Business is the primary Travel Package Business for the Parent Guarantor or any of its Subsidiaries; provided that, notwithstanding the foregoing, no Travel Package Business shall be considered a Permitted Acquisition Travel Package Business from and after the Parent Guarantor ceasing to operate, or commencing the process of winding down, the operations of the Azul Viagens Business.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary, supportive or complementary to, or a reasonable extension of, the business in which the Parent Guarantor and its Subsidiaries were engaged on the Closing Date, including travel-related, leisure-related and cargo-related businesses, and travel, leisure, cargo and other support services and experiences and other similar services and experiences.

“Permitted Business Combination Entity” means, with effect from the Permitted Change of Control Effective Date, (i) the Permitted Business Combination Parent Company, and (ii) the direct and indirect Subsidiaries of the Permitted Business Combination Parent Company, including any Subsidiary created or acquired by a Permitted Business Combination Entity after the Permitted Change of Control Effective Date; provided that if at any time any Person described in the foregoing clauses (i) and (ii) becomes a Subsidiary of an Azul Group Entity (other than the Parent Guarantor), such Person ceases to be a Permitted Business Combination Entity. For the avoidance of doubt, no Subsidiary of the Parent Guarantor immediately prior to the Permitted Change of Control Effective Date and no other Azul Group Entity shall constitute a Permitted Business Combination Entity.

“Permitted Business Combination Parent Company” means, with effect from the Permitted Change of Control Effective Date, the Person that holds, directly or indirectly, all or substantially all of the business and assets of the Public Company Parties taken as a whole that are the subject of a Public Company Business Combination Transaction (which, for the avoidance of doubt, excludes the Azul Group Entities or any parent thereof whose assets are not composed exclusively or substantially exclusively of the assets of the Azul Group Entities and the Permitted Business Combination Entities).

“Permitted Change of Control” means any Public Company Business Combination Transaction (whether or not such Public Company Business Combination Transaction constitutes a Parent Change of Control) that either (1) is approved by a majority in principal amount of the outstanding Superpriority Notes, or (2) satisfies each of the following conditions:

(a)             the definitive agreement for such Public Company Business Combination Transaction is entered into on or prior to June 30, 2026;

(b)             on a pro forma basis, after giving effect to the Public Company Business Combination Transaction, the Total Leverage Ratio, calculated as of the last day of the Calculation Period most recently ended prior to the Permitted Change of Control Effective Date is not greater than 4.40 to 1.00;

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(c)       the Required Cross Group Conditions are complied with;

(d)        no Default or Event of Default has occurred, is continuing or would result therefrom on the Permitted Change of Control Effective Date;

(e)        no Rating Decline shall have occurred or result therefrom; and

(f)       the Trustee shall have received an Officer’s Certificate from the Parent Guarantor stating that the conditions described in clauses (a) through (e) above have been satisfied and providing reasonably detailed supporting calculations for the calculation referred to in clause (b) above.

For the avoidance of doubt and notwithstanding anything to the contrary herein, only one Permitted Change of Control shall be permitted to be consummated pursuant to this Indenture, and the foregoing conditions specified in part (2) of this definition may be amended or waived with a majority in principal amount of the outstanding Superpriority Notes in accordance with Section 9.02(e)(v).

“Permitted Change of Control Effective Date” means (i) the date of consummation of a Permitted Change of Control, which shall be the first such date in the event there is more than one closing date and (ii) solely for purposes of Section 3.10(a), the date of consummation of a Public Company Business Combination Transaction, which shall be the first such date in the event there is more than one closing date.

“Permitted Collateral Liens” means:

(1)       Liens securing the Superpriority Notes (and the related Superpriority Note Guarantees); provided that such Secured Obligations and such Liens are subject to the Intercreditor Agreement;

(2)       Liens securing (a) (i) the First Priority Secured Obligations outstanding on the Closing Date (the aggregate principal amount of which is US$1,048,839,283.00, plus R$1,305,908,134.35, plus the AerCap Secured Obligations) (including the Convertible Debentures plus any increase in Indebtedness pursuant to the transactions contemplated by the Transaction Support Agreement), and the 1L Consent Exchangeable Notes (which, upon issuance, shall be First Priority Secured Obligations), and (ii) the Second Priority Secured Obligations outstanding on the Closing Date (the aggregate principal amount of which is US$784,635,703.00) and the Second Out Exchangeable Notes (which, upon issuance, shall be Second Priority Secured Obligations), and (b) Liens securing Permitted Refinancing Indebtedness in respect thereof to the extent constituting Liens on the same assets securing the Refinanced Indebtedness (as defined in the definition of Permitted Refinancing Indebtedness); provided, in each case, that such Secured Obligations and such Liens are subject to the Intercreditor Agreement;

(3)       Liens of a collection bank arising under Section 4-208 of the New York Uniform Commercial Code or any comparable provision in any jurisdiction or successor provision on items in the course of collection and Liens in favor of banking or other financial institutions or other electronic payment service providers arising as a matter of law or customary contract within the general parameters customary in the industry;

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(4)       Liens in favor of depositary banks or other financial institutions arising as a matter of law or regulation, or by the terms of documents or contracts, encumbering deposits or investments (including the right of setoff) and that are within the general parameters customary in the banking industry, and Liens in favor of credit card and debit card processors or customers in connection with credit card and debit card processing services incurred in the ordinary course of business;

(5)       Liens for Taxes or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision (if any) required in conformity with IFRS has been made in respect thereof;

(6)       Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(7)       Liens arising by operation of law in connection with judgments, attachments or awards which do not constitute an Event of Default under this Indenture;

(8)       to the extent constituting Liens, the rights granted by any Obligor to another Obligor or the U.S. Collateral Agent pursuant to any IP Agreement (other than any rights granted thereunder following any amendment or modification thereof that is not permitted by the terms of such agreement, this Indenture, an IP License or any other Transaction Document);

(9)       (i) any overdrafts and related liabilities arising from treasury, netting, depositary and cash management services or in connection with any automated clearing house transfers of funds, in each case as it relates to cash or Cash Equivalents, if any, and (ii) Liens arising by operation of law or regulation or that are contractual rights of set off in favor of the depositary bank or securities intermediary in respect of any deposit or securities accounts;

(10)       to the extent constituting Liens, licenses, sublicenses and similar rights as they relate to any Intellectual Property (A) granted to any third party counterparty of any Azul Fidelidade Agreement, Azul Viagens Agreement or Azul Cargo Agreement pursuant to the terms of such agreement or (B) otherwise expressly permitted by this Indenture, an IP License or any other Transaction Document to be granted to any Person (other than any sublicense or similar right granted thereunder following any amendment or modification thereof that is not permitted by the terms of such agreement, an this Indenture, an IP License or any other Transaction Document);

(11)       Liens incurred in the ordinary course of business of the Parent Guarantor or any Subsidiary of the Parent Guarantor with respect to obligations not constituting Indebtedness that do not exceed in the aggregate US$10.0 million at any one time outstanding;

(12)       rights reserved or vested in any Person by the terms of any lease, license, franchise, grant, or permit held by any Obligor or by a statutory provision, to terminate any such lease, license, franchise, grant, or permit, or to require annual or periodic payments as a condition to the continuance thereof, in each case so long as such rights (A) do not interfere in any material respect with the business of the Parent Guarantor and its Subsidiaries, taken as a whole and (B) do not relate to Intellectual Property or Azul Fidelidade Agreements except as expressly provided in the Collateral Documents;

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(13)       with respect to any Subsidiary organized under the law of a jurisdiction outside of the United States, other Liens and privileges arising mandatorily by any requirement of law or regulation; and

(14)       pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, or Liens in connection with workers’ compensation, unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with IFRS.

“Permitted Disposition” means any of the following:

(1)       the Disposition of Collateral expressly permitted under the applicable Collateral Documents, the proceeds of which are applied in accordance with the Intercreditor Agreement, the Collateral Documents and this Indenture, as applicable;

(2)       the licensing or sublicensing or granting of similar rights of Intellectual Property or other general intangibles pursuant to any Azul Fidelidade Agreement, Azul Viagens Agreement or Azul Cargo Agreement, or as otherwise permitted by (or pursuant to) the IP Agreements;

(3)       the Disposition of cash or Cash Equivalents in exchange for other cash or Cash Equivalents or other assets having reasonably equivalent value therefor;

(4)       to the extent constituting a Disposition, the incurrence of Liens that are expressly permitted to be incurred pursuant to Section 4.15;

(5)       Dispositions pursuant to the terms of any IP Agreement;

(6)       surrender or waive contractual rights and settle, release, surrender or waive contractual or litigation claims (or other Disposition of assets in connection therewith);

(7)       the abandonment or cancellation of Intellectual Property in the ordinary course of business (including in connection with any change to any aspect of the branding of, or the rebranding of, the Azul Fidelidade Program, the Azul Viagens Business, the Azul Cargo Business or any other Permitted Business in the ordinary course of business);

(8)       any transfer, deletion, de-identification or purge of any Personal Data that is required or permitted under applicable privacy laws, under any of the public-facing privacy policies of the Parent Guarantor or any of its Subsidiaries, in each case, pursuant to the applicable Obligor’s privacy and data retention policies and in the ordinary course of business (including in connection with terminating inactive customer accounts) consistent with past practice;

(9)       Disposition of assets other than Collateral with an aggregate fair market value for any individual transaction or series of related transactions of less than US$15.0 million in any year; provided that the aggregate fair market value of all transactions or series of related

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transactions permitted in reliance on this clause (10) on and after the Closing Date may not exceed US$50.0 million;

(10)       the Disposition of (i) obsolete, damaged, unnecessary, surplus, uneconomical, unsuitable or worn out property, equipment or other assets in the ordinary course of business and consistent with past or industry practice, and (ii) inventory, goods, routes, gates and slots or other assets in the ordinary course of business and that are no longer used or useful and that is consistent with past or industry practice, provided that such Disposition does not materially and adversely affect the business of the Parent Guarantor and its Subsidiaries taken as a whole;

(11)       the Disposition of the TAP Bonds by the Parent Guarantor or any of its Subsidiaries; provided that (a) (i) such Disposition is to a transferee Person that is not an Affiliate of the Parent Guarantor or any of its Subsidiaries, and (ii) such Disposition is made for consideration payable to the Parent Guarantor or any of its Subsidiaries entirely in cash or Cash Equivalents at least equal to the amount that the Parent Guarantor determines would be obtainable in such a Disposition on an arm’s-length basis to a transferee Person that is not an Affiliate of the Parent Guarantor or any of its Subsidiaries, or (b) such Disposition occurs in relation to any event referred to in paragraph (ii) of the definition of TAP Bond Event, and, in each case, the proceeds of such Disposition are applied in accordance with Section 4.41;

(12)       (i) sales of receivables in connection with Qualified Receivables Transactions, and (ii) any Anticipations (to the extent such Anticipations are made in accordance with the applicable Collateral Documents) and any other Dispositions of accounts receivable, rights to payment or other current assets, in each case in the ordinary course of business and consistent with past or industry practice;

(13)       (i) any Disposition in connection with any Aircraft Financing, and (ii) any Disposition of, or in respect of, any aircraft, engines, parts and spare parts, appliances, apparatus, equipment, vehicles or other related assets in the ordinary course of business and consistent with past or industry practice;

(14)       to the extent constituting a Disposition, (i) Permitted Liens, (ii) Permitted Investments, (iii) any other Restricted Payment, in the case of (ii) and (iii), that is not made using Collateral and that is in each case permitted to be made pursuant to the terms of this Indenture;

(15)       (i) foreclosures, condemnation, expropriation, forced dispositions, eminent domain or any similar action (whether by deed of condemnation or otherwise), or any casualty event, with respect to assets, (ii) transfers of any property that have been subject to a casualty to the respective insurer of such property as part of an insurance settlement or upon receipt of the net proceeds of such casualty event and (iii) Dispositions to comply with orders, rules or regulations of Governmental Authorities;

(16)       the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business and that do not materially interfere with the business of the Parent Guarantor and its Subsidiaries;

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(17)       any Disposition of assets or property of the Parent Guarantor or any of its Subsidiaries to the Parent Guarantor or any of the other Obligors, including the Closing Date Pre-paid Points Release;

(18)       any Disposition pursuant to any Permitted Group Transaction; and

(19)       any Disposition by any Permitted Business Combination Entity of any assets or property of any Permitted Business Combination Entity to another Permitted Business Combination Entity.

“Permitted Group Transaction” means, solely after a Permitted Change of Control, any shared services, aircraft maintenance, joint purchasing, systems integration, code sharing, ground handling, fleet management, capacity purchase, alliance transactions, marketing, purchases and sales of goods and other similar transactions (including, without limitation, any transactions that are customary for joint business agreements and arrangements) that are entered into between the Parent Guarantor and its Subsidiaries (including, for the avoidance of doubt any Permitted Business Combination Entity, in each case in the ordinary course of business that are customary in the airline industry and that comply with the Required Cross Group Conditions.

“Permitted Investments” means (with respect to Investments made by the Issuer, clauses (1) through (7) below, with respect to Investments made by IntelAzul or the IP Parties, clauses (2) through (5) below, and with respect to Investments made in or by any Permitted Business Combination Entity, solely clause (25) below):

(1)        any Investment in cash, Cash Equivalents and any foreign equivalents;

(2)       any Investments received in a good faith compromise or resolution of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (ii) litigation, arbitration or other disputes;

(3)       payment, redemption or prepayment of any Secured Debt made at the applicable scheduled final maturity, scheduled sinking fund payment or scheduled repayment, in accordance with the terms and conditions of this Indenture and the other Transaction Documents;

(4)       any guarantee existing on the Closing Date;

(5)       any guarantee of Secured Debt to the extent such guarantee is expressly permitted pursuant to Section 4.12;

(6)       accounts receivable arising in the ordinary course of business;

(7)       Investments represented by Hedging Obligations permitted under this Indenture;

(8)       any Investment (i) in the Parent Guarantor or any of the other Obligors, or (ii) pursuant to any Permitted Group Transaction;

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(9)       to the extent constituting an Investment, Investments in any IP Party arising from the transactions contemplated in the Transaction Documents;

(10)       any Investment by the Parent Guarantor or any of its Subsidiaries in a Person, if a result of such Investment (i) such Person becomes a Guarantor, or (ii) such Person, in one transaction or a series of related and substantially concurrent transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent Guarantor or any of the other Obligors;

(11)       any Investment made as a result of the receipt of non-cash consideration from a Disposition of assets;

(12)       any acquisition of assets or Capital Stock in exchange for the issuance of Qualified Capital Stock of the Parent Guarantor;

(13)       loans or advances to officers, directors, consultants or employees made in the ordinary course of business of the Parent Guarantor or any of its Subsidiaries in an aggregate principal amount not to exceed US$5.0 million at any one time outstanding;

(14)       any Investment in the Lessor Notes in connection with a Permitted Lessor Notes Transaction; provided that any Investment in Lessor Notes shall be permitted solely in reliance on this clause (14) notwithstanding any other clause of “Permitted Investments”;

(15)       any Investment existing on, or made pursuant to binding commitments existing on, the Closing Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Closing Date that do not increase the amount thereof;

(16)       Investments acquired after the Closing Date as a result of the acquisition by an Azul Group Entity of another Person, including by way of a merger, amalgamation or consolidation with or into an Azul Group Entity in a transaction that is not otherwise prohibited by this Indenture after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation and provided that such Person becomes a Guarantor;

(17)       the purchase, repurchase, redemption, prepayment, defeasance or other acquisition or retirement for value of, or any other Investment in (i) the Specified Working Capital Facility, (ii) up to US$25 million of Indebtedness prepaid or repaid with the proceeds of an aircraft sale and leaseback transaction entered into on an arm’s-length basis with a Person that is not an Affiliate of the Parent Guarantor or any of its Subsidiaries, in respect of the aircraft to which such Indebtedness relates, (iii) any Aircraft Financing; provided that no Default or Event of Default shall have occurred and be continuing, or (iv) Specified Debt;

(18)       Investments constituting (i) accounts receivable or accounts payable, (ii) deposits, prepayments and other credits to suppliers, including advances of landing fees and other customary airport charges, and/or (iii) in the form of advances made to airport operators, ground

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handlers, distributors, suppliers, licensors and licensees, in each case, made in the ordinary course of business and consistent with the past practices;

(19)       Investments in connection with the outsourcing of any service or function in the ordinary course of business;

(20)       extensions of credit, deposits, prepayment of expenses to, advances and other credits to distributors, customers, suppliers, utility providers, licensors, licensees, franchisees and other trade creditors in the ordinary course of business consistent with past practice;

(21)       Investments constituting or related to any Aircraft Financing permitted under this Indenture;

(22)       Investments in connection with (i) the making or financing of any pre-delivery, progress or other similar payments relating to the acquisition or financing of, and (ii) any deposits, security deposits or maintenance reserves with respect to, engines, spare parts, aircraft, airframes or appliances, parts, components, instruments, appurtenances, furnishings or other equipment installed on such engines, spare parts, aircraft, airframes or any other related assets;

(23)       Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value other than a reduction for all returns of principal in cash and capital dividends in cash), when taken together with all Investments made pursuant to this clause (23) that are at the time outstanding, not to exceed US$20 million at the time of such Investment;

(24)       the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Parent Guarantor or a Subsidiary of the Parent Guarantor in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction;

(25)       (x) Investments made by the Parent Guarantor in the Equity Interests of the Permitted Business Combination Parent Company in connection with a Permitted Change of Control that results in the Permitted Business Combination Parent Company becoming a direct, wholly-owned Subsidiary of the Parent Guarantor and (y) Investments by any Permitted Business Combination Entity; and

(26) the purchase, repurchase, redemption, prepayment, exchange, defeasance, redemption or other acquisition or retirement for value of, or any other Investment in (x) the Superpriority Notes, and (y) the New First Out Notes and the New Second Out Notes pursuant to the mandatory exchange provisions of such New First Out Notes and the New Second Out Notes, in each case as in effect on the Closing Date.

“Permitted Lessor Notes Transaction” means any of the following:

(i)       the exchange of Lessor Notes solely to implement a payment-in-kind of any interest payable thereunder (which shall thereafter be deemed to be Lessor Notes);

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(ii)       the purchase, repurchase, redemption, prepayment, defeasance, redemption or other acquisition or retirement for value of up to US$25 million in aggregate principal amount of Existing Lessor Notes where used as part of the consideration for an aircraft sale and leaseback transaction;

(iii)       any the exchange, purchase, repurchase, redemption, prepayment, defeasance, redemption or other acquisition or retirement for value of Existing Lessor Notes in exchange for (x) no more than US$0.15 of cash per US$1.00 aggregate principal amount of Lessor Notes, or (y) an equivalent aggregate principal amount of 2032 Lessor PIK Notes; and

(iv)       any exchange, purchase, repurchase, redemption, prepayment, defeasance, redemption or other acquisition or retirement for value of Existing Lessor Notes that is contemplated in the Global Framework Agreement;

provided that, in the case of each of (i) to (iv), no Default or Event of Default shall have occurred and be continuing.

“Permitted Liens” means:

(1)       Liens existing on the Closing Date;

(2)       Liens of a collection bank arising under Section 4-208 of the New York Uniform Commercial Code or any comparable provision in any jurisdiction or successor provision on items in the course of collection and Liens in favor of banking or other financial institutions or other electronic payment service providers arising as a matter of law or customary contract within the general parameters customary in the industry;

(3)       Liens in favor of depositary banks or other financial institutions arising as a matter of law or regulation, or by the terms of documents or contracts, encumbering deposits or investments (including the right of setoff) and that are within the general parameters customary in the banking industry, and Liens in favor of credit card and debit card processors or customers in connection with credit card and debit card processing services incurred in the ordinary course of business;

(4)       Liens for Taxes or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision (if any) required in conformity with IFRS has been made in respect thereof;

(5)       Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, and salvage or similar rights of insurers, in each case, incurred in the ordinary course of business;

(6)       Liens arising by operation of law in connection with judgments, attachments or awards which do not constitute an Event of Default under this Indenture;

(7)        (i) any overdrafts and related liabilities arising from treasury, netting, depositary and cash management services or in connection with any automated clearing house

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transfers of funds, in each case as it relates to cash or Cash Equivalents, if any, and (ii) Liens arising by operation of law or regulation or that are contractual rights of set off in favor of the depositary bank or securities intermediary in respect of any deposit or securities accounts;

(8)       Liens incurred in the ordinary course of business of the Parent Guarantor or any Subsidiary of the Parent Guarantor with respect to obligations not constituting Indebtedness and that do not exceed in the aggregate US$10.0 million at any one time outstanding;

(9)       rights reserved or vested in any Person by the terms of any lease, license, franchise, grant, or permit held by any Obligor or by a statutory provision, to terminate any such lease, license, franchise, grant, or permit, or to require annual or periodic payments as a condition to the continuance thereof, in each case so long as such rights do not interfere in any material respect with the business of the Parent Guarantor and its Subsidiaries, taken as a whole;

(10)       with respect to any Subsidiary organized under the law of a jurisdiction outside of the United States, other Liens and privileges arising mandatorily by any requirement of law or regulation;

(11)       pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, or Liens in connection with workers’ compensation, unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with IFRS;

(12)       the fiduciary assignment (Instrumento Particular de Contrato de Cessão Fiduciária de Direitos em Garantia e Outras Avenças) entered into between Azul Linhas and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. dated June 7, 2024, as amended on June 24, 2024;

(13)       Liens securing Permitted Refinancing Indebtedness to the extent constituting Liens on the same assets securing the Refinanced Indebtedness (as defined in the definition of Permitted Refinancing Indebtedness);

(15)       (i) Liens on assets or property other than Collateral securing FNAC Debt, and (ii) Liens on Credit and Debit Card Receivables securing Indebtedness described in clause (ii) of the definition of Specified Debt;

(16) Liens securing obligations relating to any Indebtedness incurred in reliance on clause (viii), (ix), (x), (xi) (xii) or (xiii) of Section 4.12(a); provided that (x) Liens securing Indebtedness permitted to be secured in reliance on clause (xi) of Section 4.12(a) are solely on assets that do not constitute Collateral and (y) Liens securing Indebtedness permitted to be secured in reliance on clause (xii) of Section 4.12(a) are solely on acquired property or assets of the acquired entity, as the case may be;

(17)       Liens existing on any property or assets or Capital Stock of any Person at the time of that Person’s the acquisition by an Azul Group Entity, including by way of a merger, amalgamation or consolidation with or into an Azul Group Entity in a transaction that is not

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otherwise prohibited by this Indenture after the Closing Date to the extent that such Liens (x) were not granted in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation, (y) were in existence on the date of such acquisition, merger, amalgamation or consolidation and provided that such Person becomes a Guarantor and (z) do not extend to any Collateral or other property or other assets owned by the Parent Guarantor or any of its Subsidiaries;

(18)       Liens in respect of Aircraft Financing in the ordinary course of business and consistent with past or industry practice; and

(19)       Liens incurred by Permitted Business Combination Entities (i) (a) to secure Indebtedness or other obligations of any Permitted Business Combination Entity and not Indebtedness or other obligations of any Azul Group Entities or (b) to the extent not securing Indebtedness or other obligations, Liens on any property or assets of any Permitted Business Combination Entities, and, in each case, (ii) that comply with the Required Cross Group Conditions.

“Permitted IP Party Business” any business that is the same as, or reasonably related, ancillary, supportive or complementary to, or a reasonable extension of, the business in which the IP Parties were engaged on the Closing Date after giving effect to the transactions contemplated to occur on the Closing Date by the Transaction Documents.

“Permitted Refinancing Indebtedness” means any Indebtedness incurred by any Obligor in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, exchange, defease or discharge Indebtedness or AerCap Secured Obligations of the Parent Guarantor or such Obligor (other than (i) on or prior to July 1, 2026, Specified Debt or (ii) Indebtedness owed to the Parent Guarantor or any of its Subsidiaries) (the “Refinanced Indebtedness”), including Permitted Refinancing Indebtedness; provided that:

(1)       the aggregate principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price, or, if greater, committed amount (only to the extent the committed amount could have been incurred on the date of initial incurrence)) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price or, if greater, committed amount (only to the extent the committed amount could have been incurred on the date of initial incurrence)) and premium payable on the Refinanced Indebtedness (plus the amount of accrued and unpaid interest or dividends on and the amount of all fees and expenses incurred in connection with the incurrence or issuance of such Refinanced Indebtedness);

(2)       such Permitted Refinancing Indebtedness has (x) a final maturity date no earlier than ninety-one (91) days after the Maturity Date and (y) no scheduled amortization payments prior to the date that is ninety-one (91) days after the Maturity Date;

(3)        such Permitted Refinancing Indebtedness reflects market terms and conditions (taken as a whole) (as determined by the senior management or Board of Directors of the Parent Guarantor in good faith) at the time of incurrence of such Indebtedness;

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(4)       such Permitted Refinancing Indebtedness (x) shall not be guaranteed by any Person who does not guarantee the Refinanced Indebtedness and (y) shall either be unsecured or not be secured by any assets not securing the Refinanced Indebtedness;

(5)       such Permitted Refinancing Indebtedness has (x) a final maturity date no earlier than the final maturity date of the Refinanced Indebtedness and (y) a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness (clauses (1), (4) and (5), collectively, the “Required Debt Terms”); and

(6)         such Permitted Refinancing Indebtedness is incurred no later than six (6) months after the date on which the Refinanced Indebtedness is actually repaid or discharged by any of the Obligors.

provided that, prior to the incurrence of any Permitted Refinancing Indebtedness, the Issuer shall deliver an Officer’s Certificate to the Trustee certifying that such Permitted Refinancing Indebtedness complies with clauses (1) to (6) above.

“Person” means any natural person, corporation, division of a corporation, partnership, exempted limited partnership, limited liability company, trust, joint venture, association, company, exempted company, estate, unincorporated organization, Airport Authority or Governmental Authority or any agency or political subdivision thereof.

“Personal Data” means (i) any information or data that alone or together with any other data or information can be used to identify, directly or indirectly, a natural person or otherwise relates to an identified or identifiable natural person and (ii) any other information or data considered to be personally identifiable information or data under applicable law.

“PIK Interest” means interest paid on the principal amount a Superpriority Note by increasing the outstanding principal amount of such Superpriority Note or, with respect to Superpriority Notes represented by Certificated Notes, if any, by issuing additional Superpriority Notes, in each case in an aggregate principal amount equal to the amount of such relevant interest payment as provided in this Indenture and the Superpriority Notes.

“PIK Payment” means an interest payment with respect to the Superpriority Notes made by (i) an increase in the principal amount of a then authenticated outstanding Global Note or (ii) the issuance of PIK Superpriority Notes. Unless the context otherwise requires, for all purposes under this Indenture and the Superpriority Notes, references to “principal amount” of Superpriority Notes includes any increase in the principal amount of outstanding Superpriority Notes (including PIK Superpriority Notes) as a result of a PIK Payment.

“PIK Superpriority Notes” means the aggregate principal amount of Superpriority Notes issued from time to time pursuant to this Indenture representing PIK Interest.

“Portuguese Notes Pledge” means the Portuguese-law governed pledge by Azul Linhas of the TAP Bonds in favor of the U.S. Collateral Agent, which pledge shall be permitted to be limited to securing the Secured Obligations up to an amount in Euros equal to the aggregate principal amount of the TAP Bonds and all scheduled payments-in-kind of interest through to the scheduled maturity date of the TAP Bonds.

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“Points” means Currency under the Azul Fidelidade Program.

“Post-Default Distribution Date” has the meaning given to such term in the Intercreditor Agreement.

“Post-Default Waterfalls” has the meaning given to such term in the Intercreditor Agreement.

“Pre-paid Points Purchases” means the sale by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) of pre-paid Points to a counterparty of a Azul Fidelidade Agreement or any similar transaction involving a counterparty of an Azul Fidelidade Agreement advancing funds to the Parent Guarantor or any of its Subsidiaries against future payments to the Parent Guarantor or any of its Subsidiaries by such counterparty under such Azul Fidelidade Agreement.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(i) to be placed on all Superpriority Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture.

“proceeds” means all “proceeds” as such term is defined in Article 9 of the UCC, including, without limitation, payments or distributions made with respect to any investment property, whatever is receivable or received when Collateral or proceeds are sold, leased, licensed, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary, and any and all proceeds of loans.

“property” means any interest in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

“PTAX Rate” has the meaning given to such term in the Intercreditor Agreement.

“Public Company Business Combination Transaction” means the consummation of any merger, consolidation, acquisition, business combination or any other similar transaction entered into by (a) the Parent Guarantor, or (b) any Subsidiaries of the Parent Guarantor, or (c) any holding company all or substantially all of the assets of such holding company consist of all or substantially all of the assets of the Parent Guarantor and its Subsidiaries taken as a whole, with one or more Public Company Parties as a result of which (i) the Parent Guarantor controls any Public Company Party, (ii) a Public Company Party controls Parent Guarantor or any of its Subsidiaries, or (iii) the Parent Guarantor or any of its Subsidiaries, on one hand, and any Public Company Party, on the other hand, are under common control or otherwise become Affiliates.

“Public Company Party” means (i) any Person that is, or was as of the Closing Date, listed or publicly traded on any securities exchange, stock exchange or over-the-counter market in any jurisdiction, or subject to reporting under Section 13 or 15(d) of the Exchange Act, in each case, that, directly or indirectly, owns or operates a Permitted Business, (ii) any Subsidiary of the Person referred to in clause (i), and (iii) any holding company all or substantially all of the assets of which consist of all or substantially all of the assets of the Persons referred to in clauses (i) and (ii).

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“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Parent Guarantor or any of its Subsidiaries pursuant to which the Parent Guarantor or any of its Subsidiaries (a) sells, conveys or otherwise transfers to (x) a Receivables Subsidiary or any other Person (in the case of a transfer by the Parent Guarantor or any of its Subsidiaries) or (y) any other Person (in the case of a transfer by a Receivables Subsidiary), or (b) grants a security interest in any accounts receivable whether now existing or arising in the future, of the Parent Guarantor or any of its Subsidiaries, and any assets related thereto, including, without limitation, all Equity Interests and other investments in a Receivables Subsidiary, all collateral securing such accounts receivable or other assets, all contracts and all Guarantees or other obligations in respect of such assets, proceeds of such assets, and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable, royalties or revenue streams, other than assets that constitute Collateral or proceeds of Collateral.

“Qualifying Equity Issuance” means an issuance by Azul, to Persons other than Affiliates of Azul, of equity securities raising net proceeds of at least US$200.0 million after the Delayed Draw Escrow Account Release Date approved by the Board of Directors of Azul including the Designated Directors (as defined in the New Second Out Notes Indentures).

“Quarterly Freeflow BRL Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Freeflow Date” means, in relation to any Quarterly Reporting Period, and provided that no Remedies Direction or Cash Control Instruction has been given, the first Business Day in that Quarterly Reporting Period on which the aggregate balance on deposit in the Collection Accounts is equal to or greater than the Quarterly Freeflow Threshold; provided that if the aggregate balance on deposit in the Blocked Accounts and the Collection Accounts on the first Business Day in that Quarterly Reporting Period is equal to or greater than the applicable Quarterly Freeflow USD Amount and the Quarterly Freeflow BRL Amount, then the Quarterly Freeflow Date shall be the date that is the first Business Day in that Quarterly Reporting Period. For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. Notwithstanding the fact that the Convertible Debentures are payable in Brazilian reais, as a result of the fact that payments under the Convertible Debentures are linked to U.S. dollars, for the purposes of determining the Quarterly Freeflow Date, amounts in the USD Blocked Account shall be permitted to be counted with respect to the Quarterly Freeflow BRL Amount with respect to the Convertible Debentures.

“Quarterly Freeflow Threshold” means, in relation to any Quarterly Reporting Period, the amount estimated by the Parent Guarantor in a Quarterly Freeflow Threshold Statement

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as being necessary to satisfy in full all obligations that would be due and payable under clauses (1) through (9) of the USD Payment Waterfall (the “Quarterly Freeflow USD Amount”) and clauses (1) through (5) of the BRL Payment Waterfall (which, in the event that any of the AerCap Secured Obligations are or will be, discharged through the Payment Waterfalls on such applicable Distribution Date, shall include all such amounts) in respect of all Distribution Dates occurring in the relevant Quarterly Reporting Period (the “Quarterly Freeflow BRL Amount”). For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. If the Parent Guarantor fails to provide the Quarterly Freeflow Threshold Statement with respect to a Quarterly Reporting Period, there shall be no Quarterly Freeflow Date for such relevant Quarterly Reporting Period unless and until the Parent Guarantor provides a Quarterly Freeflow Threshold Statement for such Quarterly Reporting Period, provided that nothing shall limit any of the Holders’, the Trustee’s or any Collateral Agent’s rights and remedies against such failure in accordance with the Transaction Documents.

“Quarterly Freeflow Threshold Statement” means, in relation to any Quarterly Reporting Period, a statement prepared by the Parent Guarantor or another Obligor containing the Quarterly Freeflow Threshold for such Quarterly Reporting Period.

“Quarterly Freeflow USD Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Reporting Period” means (i) initially, the period commencing on the Closing Date and ending on the last calendar day of the fiscal quarter in which the Closing Date occurred, and (ii) thereafter, each successive period of three consecutive months.

“Rating Agency” means Standard & Poor’s, Fitch or Moody’s; or if Standard & Poor’s, Fitch or Moody’s are not making rating of the Superpriority Notes publicly available, an internationally recognized rating agency or agencies, as the case may be, selected by the Parent Guarantor, which will be substituted for Standard & Poor’s, Fitch or Moody’s, as the case may be.

“Rating Decline” means that at any time within 90 days (which period shall be extended so long as the rating of the Superpriority Notes is under publicly announced consideration for possible downgrade by any Rating Agency that makes ratings of the Superpriority Notes publicly available) after the date of public notice of a Parent Change of Control, or of the Parent Guarantor’s intention or that of any of its Affiliates to effect a Parent Change of Control (including public notice of the entry into a definitive agreement to effect a Parent Change of Control), the then-applicable rating of the Superpriority Notes is decreased by (i) if three Rating Agencies are making ratings of the Superpriority Notes publicly available, at least two of the Rating Agencies, or (ii) if two or fewer Rating Agencies are making ratings of the Superpriority Notes publicly available, then each of the Rating Agencies, by one or more categories; provided that any such Rating Decline results from a Parent Change of Control; provided, further, that the Trustee shall have no obligation to monitor the rating of the Superpriority Notes nor to determine if and when any Rating Decline has occurred.

“Receivables Subsidiary” means a Subsidiary of the Parent Guarantor which engages in no activities other than in connection with the financing of accounts receivable and

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which is designated by the Board of Directors of the Parent Guarantor (as provided below) as a Receivables Subsidiary; provided that (a) no portion of its Indebtedness or any other obligations (contingent or otherwise) (1) is guaranteed by the Parent Guarantor or any Subsidiary of the Parent Guarantor that is not a Receivables Subsidiary (other than comprising a pledge of the Capital Stock or other interests in such Receivables Subsidiary (an “incidental pledge”), and excluding any Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (2) is recourse to or obligates the Parent Guarantor or any Subsidiary of the Parent Guarantor in any way other than through an incidental pledge or pursuant to representations, warranties, covenants, indemnities or other obligations that are usual and customary for a limited recourse financing in the applicable jurisdiction in connection with a Qualified Receivables Transaction or (3) subjects any property or asset of the Parent Guarantor or any Subsidiary of the Parent Guarantor that is not a Receivables Subsidiary (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither the Parent Guarantor nor any other Subsidiary of the Parent Guarantor that is not a Receivables Subsidiary has any material contract, agreement, arrangement or understanding (other than pursuant to the Qualified Receivables Transaction) other than (i) on terms no less favorable to the Parent Guarantor or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent Guarantor, and (ii) fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) with which neither the Parent Guarantor nor any other Subsidiary of the Parent Guarantor has any obligation to maintain or preserve such Subsidiary’s financial condition, other than a minimum capitalization in customary amounts, or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Parent Guarantor will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Parent Guarantor giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any Collateral.

“Reference Time” means, with respect to any determination of the Benchmark (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by the Issuer after giving effect to the Benchmark Replacement Conforming Changes.

“Refinanced Indebtedness” has the meaning given to such term in the definition of Permitted Refinancing Indebtedness.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means one or more Global Notes in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Notes Depositary or its nominee, issued in a

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denomination equal to the outstanding principal amount of the Superpriority Notes initially sold in reliance on Rule 903.

“Relevant Date” means, with respect to any payment on any Superpriority Notes, whichever is the later of: (i) the date on which such payment first becomes due, and (ii) if the full amount payable has not been received by the Trustee or a paying agent on or prior to such due date, the date on which notice is given to the Holders that the full amount has been received by the Trustee or a paying agent.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors Federal Reserve System and/or the Federal Reserve Bank of New York, or any successor thereto.

“Remedies Action” has the meaning given to such term in the Intercreditor Agreement.

“Remedies Direction” has the meaning given to such term in the Intercreditor Agreement.

“Representatives” has the meaning given to such term in the Intercreditor Agreement, and includes the Trustee, the U.S. Collateral Agent and the Brazilian Collateral Agent.

“Required Cross Group Conditions” means, with respect to any transaction, (x) after giving effect to such transaction, (i) no Indebtedness or other obligations of any Permitted Business Combination Entity shall be secured by Liens on the Collateral, and (ii) no Obligors shall Guarantee any Indebtedness or any other obligations of any Permitted Business Combination Entity, and (y) the transaction shall not (i) affect the priority of the Liens in favor of the Trustee or any Collateral Agent for the benefit of the Superpriority Notes Secured Parties, (ii) result in a material reduction in the value of the Collateral compared to the value of the Collateral immediately prior to giving effect to such transaction (through the disposition of Collateral, the change in value of assets that are Collateral as a result of the transaction, or otherwise), (iii) materially affect the rights and remedies available to the Trustee, any Collateral Agent or the other Superpriority Notes Secured Parties under this Indenture and Collateral Documents or (iv) otherwise materially adversely affect the interests of the Holders in respect of the Collateral.

“Required Debt Terms” has the meaning given to such term in the definition of Permitted Refinancing Indebtedness.

“Required Payments” means the USD Required Payments and the BRL Required Payments.

“Required Superpriority Debtholders” means, at any time, in relation to the Superpriority Notes, Holders holding more than 66.66% of the aggregate outstanding principal amount of the Superpriority Notes.

“Responsible Officer” means, (i) with respect to any Person (other than the Trustee or a Collateral Agent), the Chairman of the Board, the Chief Executive Officer, the President, the

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Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Director, any manager, any managing member, any Vice-President, any attorney-in-fact or any other person duly appointed to perform corporate duties of such Person, and (ii) with respect to the Trustee or a Collateral Agent, any officer within the Corporate Trust Office of the Trustee or Collateral Agent, as applicable (or any successor division, unit or group of the Trustee or a Collateral Agent, as applicable) who shall have direct responsibility for the administration of this Indenture or any Collateral Documents.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Period” means in the case of the Superpriority Notes, the 40-day period after the Closing Date.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“S&P” means Standard & Poor’s Ratings Services.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Out Exchangeable Notes” means the senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New Second Out Notes, which Second Out Exchangeable Notes shall constitute Second Priority Secured Debt.

“Second Priority Secured Debt” means each of (i) the New Second Out Notes and (ii) any Additional Second Priority Secured Debt, including, when issued, the Second Out Exchangeable Notes. For the avoidance of doubt, the First Priority Secured Debt and the Superpriority Secured Debt do not constitute Second Priority Secured Debt.

“Second Priority Secured Debt Documents” means each of (i) the New Second Out Notes Documents and (ii) each financing agreement evidencing Additional Second Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional Second Priority Secured Debt in accordance with the Intercreditor Agreement.

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“Second Priority Secured Debt Representative” means with respect to the New Second Out Notes and the Second Out Exchangeable Notes, the Trustee.

“Second Priority Secured Obligations” means, in each case, without duplication, (i) the Second Priority Secured Debt and all other obligations (as such term or any similar or analogous term is defined in such Second Priority Secured Debt Documents) in respect of Second Priority Secured Debt to the extent provided in the relevant Second Priority Secured Debt Documents, (ii) any and all sums due and owing to any Collateral Agent, any Second Priority Secured Debt Representative, and the Trustee, and (iii) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (i) and (ii) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Second Priority Secured Parties” means the Second Priority Secured Debt Representatives and the holders of Second Priority Secured Obligations.

“Secured Debt” means the Superpriority Secured Debt, the First Priority Secured Debt, and the Second Priority Secured Debt.

“Secured Debt Documents” means the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

“Secured Debt Representatives” means the Superpriority Secured Debt Representative, the First Priority Secured Debt Representatives and the Second Priority Secured Debt Representatives.

“Secured Obligations” means the Superpriority Secured Obligations, the First Priority Secured Obligations and the Second Priority Secured Obligations.

“Secured Parties” means the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means that certain Security Agreement governed by New York law, dated as of the Closing Date, among the Issuer, Azul Linhas, the IP Parties, the Parent Guarantor, the U.S. Collateral Agent, and each Secured Debt Representative, as it may be amended and restated from time to time.

“Series of Secured Debt” means any Series of Superpriority Secured Debt, First Priority Secured Debt and Second Priority Secured Debt.

“Series of Superpriority Secured Debt” means each of the Superpriority Notes.

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“Service Agreements” means the service agreements, dated July 14, 2023, between each of (i) the IP Parties (as applicable), (ii) Walkers Fiduciary Limited in its capacity as share trustee and (iii) the Parent Guarantor.

“SGX-ST” means Singapore Exchange Securities Trading Limited.

“Share Trustee” means Walkers Fiduciary Limited in its capacity as share trustee under the Service Agreements.

“Shared Collateral” means the assets or property of any Obligor in which a Lien has been granted (or purported to be granted) pursuant to any Shared Collateral Document, excluding, for the avoidance of doubt, the Non-Shared Collateral.

“Shared Collateral Documents” means, collectively, (i) the Azul Brand, Loyalty, Travel and Cargo Collateral Documents, (ii) the Portuguese Notes Pledge, (iii) the IP Agreements in respect of (A) the rights of the U.S. Collateral Agent thereunder and (B) the rights of any IP Party thereunder after any exercise of remedies over the shares of such IP Party and (iv) any other agreements, instruments or documents that create or purport to create a Lien in the Shared Collateral in favor of the Trustee, the U.S. Collateral Agent, any other collateral agent or representative for the benefit of the Secured Parties, in each case, as may be amended, amended and restated, supplemented or otherwise modified from time to time, and so long as such agreement, instrument or document shall not have been terminated in accordance with its terms.

“Significant Subsidiary” means any subsidiary of the Parent Guarantor (or any successor) which at the time of determination either (i) had assets which, as of the date of the Parent Guarantor’s (or such successor’s) most recent quarterly consolidated balance sheet, constituted at least 10% of the Parent Guarantor’s (or such successor’s) total assets on a consolidated basis as of such date, or (ii) had revenues for the 12-month period ending on the date of the Parent Guarantor’s (or such successor’s) most recent quarterly consolidated statement of income which constituted at least 10% of the Parent Guarantor’s (or such successor’s) total revenues on a consolidated basis for such period.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“SOFR Index” means, with respect to any U.S. Government Securities Business Day:

(1)       The SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York City time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that:

(2)       if a SOFR Index value does not so appear as specified in (1) above at the SOFR Index Determination Time, then: (i) if a Benchmark Transition Event and its

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related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to Section 2.15; or (ii) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to Section 2.16 hereto.

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website.

“SOFR Index Determination Time” has the meaning assigned to it in the definition of SOFR Index.

“Special Shareholder” means, with respect to each IP Party, the Special Shareholder (as defined in such the Specified Organizational Document of such IP Party) with respect to such IP Party. As at the Closing Date, the Special Shareholder is Walkers Fiduciary Limited.

“Specified Acquisition Entity” means any entity (other than a Permitted Business Combination Entity) that is (a) acquired by the Parent Guarantor or any of its Subsidiaries (other than an IP Party) after the Closing Date (whether such entity becomes a wholly- or less than wholly-owned Subsidiary thereof) or (b) another commercial airline (including any business lines or divisions thereof) with which the Parent Guarantor or such a Subsidiary of the Parent Guarantor merges or enters into an acquisition transaction.

“Specified Debt” means (i) any accounts payable that are past due by more than sixty (60) days (which, for the avoidance of doubt, except for the purposes of the definition of Specified Debt, do not constitute Indebtedness), (ii) Indebtedness denominated in Brazilian reais, and (iii) FNAC Debt, without double counting, in each case (x) of the Parent Guarantor or any of its Subsidiaries, and (y) that is not secured by Liens on assets that are Collateral.

“Specified Debt Cap” means US$933,155,075.

“Specified IP” means certain Contributed Intellectual Property which cannot be transferred or contributed directly or indirectly to IP Co due to applicable law, domain registrar restrictions or existing contractual restrictions.

“Specified Obligor Change of Control” means the occurrence of any of the following:

(i)       the failure of Azul Linhas to directly own 100% of the equity interests (other than the special share issued to the Special Shareholder) of IP HoldCo; or

(ii)       the failure of IP HoldCo to directly own 100% of the equity interests (other than the special share issued to the Special Shareholder) of IP Co.

“Specified Organizational Documents” means (i) the Amended and Restated Memorandum and Articles of Association of IP Co, dated as of the Closing Date and (ii) the Amended and Restated Memorandum and Articles of Association of IP HoldCo, dated as of the

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Closing Date, in each case, as amended, restated or otherwise modified from time to time as permitted thereby and by this Indenture and the Collateral Documents.

“Specified Working Capital Facility” means the working capital facility entered into between any Obligor and Banco Daycoval S.A. that is outstanding on the Closing Date.

“Stated Maturity” means, with respect to any payment of interest or principal on the Superpriority Notes, the date on which the payment of interest or principal was scheduled to be paid under this Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock” means all shares, shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership, limited liability company or membership interests, share capital in an exempted company, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting; provided, that any instrument evidencing Indebtedness convertible or exchangeable for Stock shall not be deemed to be Stock, unless and until any such instruments are so converted or exchanged.

“Sublicense” has the meaning given to such term in the Intercreditor Agreement.

“Subordinated Indebtedness” means Indebtedness of the Parent Guarantor or any of its Subsidiaries that is contractually subordinated in right of payment to the Superpriority Notes and the Superpriority Note Guarantees.

“Subsidiary” means, with respect to any Person:

(1)       any corporation, company, exempted company, association or other business entity (other than a partnership, exempted limited partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)       any partnership, exempted limited partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Superpriority Notes” means the Initial Superpriority Notes, and any other Superpriority Note authenticated and delivered under this Indenture to the extent permitted by this Indenture. Unless the context otherwise requires, for all purposes under this Indenture and the

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Superpriority Notes, the terms “Superpriority Note” and “Superpriority Notes” shall also include any PIK Superpriority Notes that may be issued pursuant to Sections 2.07 and 4.02 this Indenture.

“Superpriority Notes Documents” means this Indenture, any note or global note issued pursuant to this Indenture, the Collateral Documents, any supplemental indentures to this Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“Superpriority Notes Secured Parties” means the Trustee, the Collateral Agents and the Holders of the Superpriority Notes from time to time.

“Superpriority Secured Debt” means the Superpriority Notes issued on the Closing Date. For the avoidance of doubt, the First Priority Secured Debt and the Second Priority Secured Debt are not Superpriority Secured Debt.

“Superpriority Secured Debt Documents” means the Superpriority Notes Documents.

“Superpriority Secured Debt Representative” means the Trustee.

“Superpriority Secured Obligations” means, in each case, without duplication, (i) the Superpriority Secured Debt and all other obligations (as such term or any similar or analogous term is defined in such Superpriority Secured Debt Documents) in respect of Superpriority Secured Debt to the extent provided in the relevant Superpriority Secured Debt Documents, (ii) any and all sums due and owing to any Collateral Agent, any Superpriority Secured Debt Representative, and the Trustee, and (iii) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (i) and (ii) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Superpriority Secured Parties” means the Superpriority Secured Debt Representative and the holders of Superpriority Secured Obligations.

“TAP” means Transportes Aéreos Portugueses, SGPS, S.A.

“TAP Bond Event” means (i) any Disposition of the TAP Bonds by the Parent Guarantor or any of its Subsidiaries, or (ii) the purchase, repurchase, redemption, prepayment, defeasance, redemption or other acquisition or retirement for value of the TAP Bonds by or on behalf of TAP (whether at maturity, pursuant to a settlement agreement, upon acceleration or otherwise).

“TAP Bonds” means the unsecured Series A 7.500% Bonds due 2026 issued by TAP (ISIN: PTTTAAOM0004) and held by Azul Linhas.

“Tax” and “Taxes” (including the correlative term “Taxation”) means any and all present or future taxes, levies, imposts, duties, assessments, fees, deductions, charges or

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withholdings imposed by any Governmental Authority, including any interest, additions to tax, fines or penalties applicable thereto.

“Third Party Processors” means a third party provider or other third party that accesses, collects, stores, transmits, transfers, processes, discloses or uses Personal Data on behalf of an Obligor.

“Third Party Rights” means, with respect to any Contributed Intellectual Property, any rights existing on the Closing Date granted to any Person (other than the Parent Guarantor or any of its Subsidiaries) to use such Contributed Intellectual Property under the Azul Fidelidade Agreements, the Azul Viagens Agreements or the Azul Cargo Agreements in existence as of the Closing Date or other non-exclusive licenses granted to any Person (other than the Parent Guarantor or any of its Subsidiaries) in the ordinary course.

“Total Leverage Ratio” means, as of any date of determination, the ratio of:

(a)       an amount equal to (i) total funded Indebtedness (which shall include, for the avoidance of doubt, AerCap Secured Obligations), plus (without double counting) (ii) current and long-term leases (as determined in accordance with IFRS), minus (iii) unrestricted cash and cash equivalents and accounts receivable from credit card companies and debit card companies (as determined in accordance with IFRS) (excluding any accounts receivable from credit card companies that are not permitted or able to be subject to Anticipation) of (1) the Parent Guarantor and its Subsidiaries that are Obligors then on the Parent Guarantor’s consolidated balance sheet, and (2) the Permitted Business Combination Entities (in each case, as determined in accordance with IFRS) excluding any cash or cash equivalents held in the USD Collateral Account, the BRL Collateral Account and including any cash and cash equivalents held in the Collection Accounts and the USD Blocked Account and the BRL Blocked Account, in each case of the Parent Guarantor and its Subsidiaries, in each case as of the end of the Calculation Period, to

(b)       EBITDAR of the Parent Guarantor and its Subsidiaries for the relevant Calculation Period;

provided that for purposes of this definition, clause (a) and EBITDAR will be calculated (x) using the most recent financial statements delivered by the Parent Guarantor pursuant to Section 4.20(a) (and, in the case of a Permitted Change of Control, using the most recent publicly available financial statements of the Permitted Business Combination Parent Company) and (y) after giving effect on a pro forma basis for the Calculation Period to the following:

(1) the incurrence, repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries and the application of the proceeds thereof, including the incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring during such Calculation Period and at any time subsequent to the last day of such Calculation Period and prior to or on such date of determination, as if such incurrence, and the application of the proceeds thereof, repayment or redemption occurred on the first day of such Calculation Period; and

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(2) any Disposition, acquisition or Investment or Permitted Change of Control by such Person or any of its Subsidiaries, including any Disposition, acquisition or Investment or Permitted Change of Control giving rise to the need to make such determination, occurring during the Calculation Period or at any time subsequent to the last day of the Calculation Period and prior to or on such date of determination, as if such Disposition, acquisition or Investment or Permitted Change of Control occurred on the first day of such Calculation Period (for the avoidance of doubt, EBITDAR shall be calculated after giving effect to such Disposition, acquisition or Investment or Permitted Change of Control and the Total Leverage Ratio shall be calculated of both Azul Group Entities and Permitted Business Combination Entity after giving pro forma effect to such Disposition, acquisition or Investment or Permitted Change of Control).

For purposes of making such pro forma computation:

(a)	interest on any Indebtedness bearing a floating rate of interest will be calculated as if the rate in effect on the applicable date of determination had been the applicable rate for the entire Calculation Period (taking into account any interest rate protection, swap or similar agreements applicable to such Indebtedness);
(b)	interest on any Indebtedness under a revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such Calculation Period, or if such facility was created after the end of such Calculation Period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation;
(c)	interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Parent Guarantor may designate; and
(d)	the Parent Guarantor and its Subsidiaries will only be required to give effect on a pro forma basis to Indebtedness incurred, repaid or redeemed and not already reflected in the calculation of clause (a) above on the date of determination.

“Trade Secrets” means all confidential and proprietary information, including trade secrets (as defined under the Uniform Trade Secrets Act or the Federal Defend Trade Secrets Act of 2016) and proprietary know-how, which may include all inventions (whether or not patentable), invention disclosures, methods, processes, designs, algorithms, source code, customer lists and data, databases, compilations, collections of data, practices, processes, specifications, test procedures, flow diagrams, research and development, and formulas.

“Transaction Documents” means the Superpriority Notes Documents, the IP Agreements and the Collateral Documents.

“Transaction Support Agreement” means that certain transaction support agreement dated October 27, 2024 entered into by Azul and certain of its Subsidiaries with certain supporting creditors.

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“Transfer Agent” means UMB Bank, N.A. and any other Person authorized by the Issuer to effectuate the exchange or transfer of any Superpriority Note on behalf of the Issuer hereunder.

“Travel Package Business” means the business of operating and providing travel products and services through the contracting, booking, and/or packaging together of one or more of the various components of a vacation, such as flights, hotels, cruises, car hire, transfers, other transportation, meals, guides, tours, activities, attractions, experiences and insurance.

“Travel Package Business Lien” means a pledge as Collateral, on the same or equivalent basis and in the same or equivalent manner as the Azul Viagens Business, of all or substantially all of the receivables (representing at least 80% of gross billings or equivalent, calculated in the same manner as Azul Viagens Gross Billings but substituting references to the Azul Viagens Business with references to such Travel Package Business) and cash proceeds arising under such Travel Package Business and all of the Intellectual Property of such Travel Package Business (but solely to the extent that such Intellectual Property would be included in the definition of Azul Other IP, substituting references to Azul Viagens with references to such Travel Package Business), and whereby all receivables and cash proceeds arising under such Travel Package Business are paid to the Collection Account (or such other collection account of the Parent Guarantor or another Obligor that is subject to the lien of the Brazilian Collateral Agent for the benefit of the Secured Parties and under the exclusive control of the Brazilian Collateral Agent as an entitlement holder which shall be designated as a Collection Account), in each case, subject to Third Party Rights and other Permitted Collateral Liens.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Issuer in accordance with the following two paragraphs.

(1)       The Treasury Rate shall be determined by the Issuer after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Issuer shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Initial Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Initial Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

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(2)       If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, the Issuer shall calculate the Treasury Rate based on the rate per annum equal to the quarterly equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Initial Call Date. If there is no United States Treasury security maturing on the Initial Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Initial Call Date, one with a maturity date preceding the Initial Call Date and one with a maturity date following the Initial Call Date, the Issuer shall select the United States Treasury security with a maturity date preceding the Initial Call Date. If there are two or more United States Treasury securities maturing on the Initial Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Issuer shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semiannual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Issuer’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. The Trustee shall have no obligation to calculate or verify any calculation of the redemption price.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder as in effect on the date of this Indenture.

“Trustee” means UMB Bank, N.A., as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“UCC” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.

“Unrestricted Global Note” means a permanent Global Note substantially in the form of Exhibit A hereto that bears the Global Note Legend and that has the “Schedule of Increases or Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Notes Depositary, representing Superpriority Notes that do not bear the Private Placement Legend.

“USD Azul Cargo Receivables Deposit Account” means the relevant account described in the Security Agreement in the name of Azul Linhas, in U.S. dollars, maintained in the

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United States and subject to the Security Agreement and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the U.S. Collateral Agent).

“USD Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the USD Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the U.S. Collateral Agent and Citibank, N.A. on the Closing Date, as amended from time to time.

“UMB Account Control Agreement” means the amended and restated Account Control Agreement governed by New York law in respect of the USD Blocked Account, the USD Collateral Account and the USD Payment Account entered into between the Issuer, the U.S. Collateral Agent and UMB Bank, N.A. on the Closing Date, as amended from time to time.

“USD Blocked Account” means a segregated account in U.S. dollars (with permission to hold balances through investments in Cash Equivalents), in the name of the Issuer and under the sole dominion and control of the U.S. Collateral Agent, maintained in New York and subject to the Security Agreement.

“USD Collateral Account” means a segregated non-interest bearing account in U.S. dollars, in the name of the Issuer (or, at the option of the Parent Guarantor, any Obligor) and under the sole dominion and control of the U.S. Collateral Agent into which (i) amounts from the Collection Accounts are to be transferred in accordance with the Intercreditor Agreement if a Remedies Direction has been given and remains in effect and (ii) Net Proceeds of a TAP Bond Event are deposited in accordance with Section 4.41.

“USD Payment Account” means a segregated account in U.S. dollars, in the name of the Issuer and under the sole dominion and control of the U.S. Collateral Agent into which USD Required Payments are to be transferred from the Collection Accounts when no Remedies Direction has been given and remains in effect, maintained in New York and subject to the Security Agreement.

“USD Payment Waterfall” has the meaning given in the Intercreditor Agreement.

“USD Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (9) of the USD Payment Waterfall.

“US IGA” means the intergovernmental agreement to improve international tax compliance and the exchange of information between the Cayman Islands and the United States.

“U.S. Collateral Agent” means UMB Bank, N.A.

“U.S. Government Securities Business Day” means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business cause such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable.

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“U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Waterfall AerCap Payment” has the meaning given to such term in the Intercreditor Agreement.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)       the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)       the then outstanding principal amount of such Indebtedness; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended, the effects of any prepayments or amortization made on such Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.

Section 1.02       Other Definitions.

Term	Defined in Section
“additional amounts”	Section 4.26(a)
“Additional Intercompany Indebtedness Collateral”	Section 13.11(b)
“Affiliate Transaction”	Section 4.16(a)
“Allocated Points”	Section 4.13(d)
“Allocation Shortfall”	Section 13.03(c)
“Anticipated Designated Azul Cargo Credit Card and Debit Card Receivables”	Section 4.04(a)(iii)
“Anticipated Designated Azul Fidelidade Credit Card and Debit Card Receivables”	Section 4.04(a)(i)(C)
“Anticipated Designated Azul Viagens Credit Card and Debit Card Receivables”	Section 4.04(a)(ii)(C)
“Authentication Order”	Section 2.02
“Azul”	Preamble
“Azul Domain Names”	Definition of “Azul Trademarks and Domains”
“Azul Fidelidade Receivables Coverage Covenant”	Section 4.04(a)(i)(A)
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Term	Defined in Section
“Azul Trademarks”	Definition of “Azul Trademarks and Domains”
“Azul Viagens Customer Data”	Section 4.24(b)
“Azul Viagens Receivables Coverage Covenant”	Section 4.04(a)(ii)(A)
“Bankruptcy Automatic Acceleration”	Section 6.02(a)
“Blocked Pre-paid Amount”	Section 4.13(b)
“Blocked Pre-paid Points Purchase”	Section 4.13(a)
“Brazilian Collateral Agent”	Preamble
“Call Premium”	Section 3.07(b)
“Collateral Agents”	Preamble
“Convertible Debentures Representative”	Definition of “Convertible Debentures New York Law Guarantee”
“Covenant Defeasance”	Section 8.03
“Database Control Agreement”	Section 4.24(a)
“Default Interest”	Section 2.01(g)
“Designated Advisor End Date”	Section 4.42
“DIP Financing”	Section 4.37
“Event of Default”	Section 6.01(a)
“Exchange Offer New Issuance Notes”	Definition of “Closing Date Pre-paid Points Release Condition”
“Foreign Azul Cargo Card Receivables”	Section 4.04(b)(xii)
“Initial Superpriority Notes”	Preamble
“Issuer Substitution Documents”	Section 4.43(a)(i)
“Legal Defeasance”	Section 8.02(a)
“Make-Whole Premium”	Section 3.07(a)(i)
“Mandatory Prepayment Event”	Section 3.08(a)
“Maturity Date”	Exhibit A
“Minimum Guarantor Coverage”	Definition of “Excluded Subsidiary”
“Note Register”	Section 2.03
“Parent Guarantor”	Preamble
“Paying Agent”	Section 2.03
“Permitted Acquisition Closing Date”	Section 13.12(b)
“Permitted Basket Net Proceeds”	Section 4.13(b)
“Permitted Pre-paid Points Basket Amount”	Section 4.13(b)
“Points Allocation Officer’s Certificate”	Section 4.13(b)
“Points Allocation Release Amount”	Section 4.13(b)
“Pre-paid Point”	Section 4.13(b)
“Price-per-Point”	Section 4.13(b)
“Price-per-Point Certificate”	Section 4.13(b)
“Public Company Business Combination Transaction Offer”	Section 3.10(a)
“Public Company Business Combination Transaction Offer Notice”	Section 3.10(b)
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Term	Defined in Section
“Public Company Business Combination Transaction Offer Payment Date”	Section 3.10(a)
“Public Company Business Combination Transaction Offer Purchase Price”	Section 3.10(a)
“Permitted Brazilian Dividends”	Section 4.14(b)(i)
“PIK Notice”	Section 2.01(f)
“Prepayment Date”	Section 3.08(a)
“Quarterly Freeflow BRL Amount”	Definition of “Quarterly Freeflow Threshold”
“Quarterly Freeflow USD Amount”	Definition of “Quarterly Freeflow Threshold”
“Registrar”	Section 2.03
“Relevant Leases”	Definition of “AerCap Secured Obligations”
“Required Currency”	Section 12.16
“Restricted Payments”	Section 4.14(a)
“Release Amount”	Definition of “Closing Date Pre-paid Points Release”
“Substituted Issuer”	Section 4.43(a)
“Superpriority Note Guarantees”	Section 10.01(a)
“Synergies”	Definition of “EBITDAR”
“TAP Bond Offer to Purchase”	Section 4.41(a)
“Taxing Jurisdiction”	Section 4.26(a)
“Testing Date”	Section 13.03(c)

Section 1.03       Rules of Construction.

Unless the context otherwise requires:

(a)             a term has the meaning assigned to it;

(b)             an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)             “or” is not exclusive;

(d)             words in the singular include the plural, and in the plural include the singular;

(e)             “will” shall be interpreted to express a command;

(f)              provisions apply to successive events and transactions;

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(g)             references to sections of, or rules under, the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(h)             unless the context otherwise requires, any reference to an “Article,” “Section,” “clause” or “Exhibit” refers to an Article, Section, clause or Exhibit, as the case may be, of this Indenture; and

(i)              the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause, other subdivision or Exhibit.

Section 1.04       Acts of Holders.

(a)             Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee, the Collateral Agents, if applicable, and, where it is hereby expressly required, to the Issuer. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Superpriority Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Collateral Agents and the Issuer, if made in the manner provided in this Section 1.04.

(b)             The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c)             The ownership of Superpriority Notes shall be proved by the Note Register.

(d)             Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Superpriority Note shall bind every future Holder of the same Superpriority Note and the Holder of every Superpriority Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Collateral Agents or the Issuer in reliance thereon, whether or not notation of such action is made upon such Superpriority Note.

(e)             The Issuer may set a record date for purposes of determining the identity of Holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or take any other act, or to vote or consent to any action by vote or consent authorized or permitted to be given or taken by Holders. Unless otherwise specified, if not set by the Issuer prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of

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any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation.

(f)              Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Superpriority Note may do so with regard to all or any part of the principal amount of such Superpriority Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this Section 1.04(f) shall have the same effect as if given or taken by separate Holders of each such different part.

(g)             Without limiting the generality of the foregoing, a Holder, including DTC that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and DTC that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such depositary’s standing instructions and customary practices.

(h)             The Issuer may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by DTC entitled under the procedures of such depositary to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders. If such a record date is fixed, the Holders on such record date or their duly appointed proxy or proxies, and only such Persons, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be valid or effective if made, given or taken more than 90 days after such record date.

Article 2
THE SUPERPRIORITY NOTES

Section 2.01       Form and Dating; Terms; Interest.

(a)             General. The Superpriority Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Superpriority Notes may have notations, legends or endorsements required by law, stock exchange rules or usage. Each Superpriority Note shall be dated the date of its authentication. The Superpriority Notes shall be in minimum denominations of US$100,000 and integral multiples of US$1.00 in excess thereof.

(b)             Global Notes. Superpriority Notes issued in global form shall be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the “Schedule of Increases or Interests in the Global Note” attached thereto). Superpriority Notes issued in definitive form shall be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Increases or Interests in the Global

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Note” attached thereto). Each Global Note shall represent such of the outstanding Superpriority Notes as shall be specified in the “Schedule of Increases or Interests in the Global Note” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Superpriority Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Superpriority Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect prepayments, exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Superpriority Notes represented thereby resulting from exchange from one Global Note to another shall be made by the Trustee or the Collateral Agents, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c)             [Reserved]

(d)             Terms.

The terms and provisions contained in the Superpriority Notes in Exhibit A attached hereto shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Superpriority Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Superpriority Notes shall not be redeemable or prepayable, other than as provided in Article 3 and Section 4.41.

(e)             Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.

(f)              PIK Interest. The Issuer shall be entitled to elect to pay interest on the Superpriority Notes as Cash Interest or in the form of PIK Interest; provided that the Issuer shall be entitled to elect to pay the Applicable Margin portion of interest (but not the Compounded SOFR portion of interest) on the Superpriority Notes in the form of PIK Interest as provided herein, including any Default Interest as set forth in Section 2.01(g). In the event the Issuer elects to pay PIK Interest for the applicable Interest Period, the Issuer shall deliver to the Trustee one (1) Business Day prior to the commencement of such Interest Period culminating with the applicable Interest Payment Date for the respective interest payment period, an Officer’s Certificate (i) stating that the Issuer has elected to pay PIK Interest on the applicable Interest Payment Date, (ii) setting forth the total amount of interest due and payable on the applicable Interest Payment Date, (iii) setting forth the amount of Cash Interest and PIK Interest to be paid on the applicable Interest Payment Date, and (iv) directing the Trustee to increase the aggregate principal amount of the outstanding Superpriority Notes as of the applicable Interest Payment Date in an amount equal to the PIK Interest payable on such date (a “PIK Notice”), which PIK Notice the Trustee and the Paying Agents shall be entitled to conclusively rely upon. The Trustee shall promptly deliver a

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copy of the PIK Notice to the Holders of the Superpriority Notes. In the event the Trustee does not receive the PIK Notice from the Issuer in accordance with the preceding sentence, interest on the Superpriority Notes for the applicable Interest Period shall automatically be payable in cash. Notwithstanding the foregoing, interest on the Superpriority Notes for the first Interest Period that is payable on the first Interest Payment Date of February 28, 2025 shall be payable as PIK Interest and the Issuer shall not be required to deliver a PIK Notice in respect thereof.

(g)             Default Interest. Upon the occurrence of an Event of Default until the date such Event of Default is cured or waived in accordance with this Indenture, the applicable interest rate (“Default Interest”) shall be the applicable interest rate plus 2.000% payable as Cash Interest or, at the sole option of the Issuer, in the form of PIK Interest, which shall accrue on all overdue principal and other Obligations and which shall be due immediately and payable.

Section 2.02       Execution and Authentication.

One or more Responsible Officers of the Issuer shall sign the Superpriority Notes on behalf of the Issuer by manual, electronic or facsimile signature.

If a Responsible Officer of the Issuer whose signature is on a Superpriority Note no longer holds that office at the time a Superpriority Note is authenticated, the Superpriority Note shall nevertheless be valid.

A Superpriority Note shall not be valid until authenticated by the manual, electronic or facsimile signature of the Trustee or an authenticating agent. The signature shall be conclusive evidence that the Superpriority Note has been authenticated under this Indenture. A Superpriority Note shall be dated the date of its authentication unless otherwise provided by a board resolution, a supplemental indenture or an Officer’s Certificate. On the Closing Date, the Trustee shall upon receipt of an Issuer Order (an “Authentication Order”), authenticate and deliver the Initial Superpriority Notes.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Superpriority Notes. An authenticating agent may authenticate Superpriority Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent of services of notices and demands.

The aggregate principal amount of Superpriority Notes outstanding at any time may not exceed any limit upon the maximum principal amount set forth in this Indenture, except as provided in Section 2.07.

Section 2.03       Registrar, Paying Agent and Transfer Agent.

The Issuer shall maintain an office or agency where Superpriority Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Superpriority Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Superpriority Notes (“Note Register”) and of their transfer and exchange. Each Transfer Agent shall notify the Trustee and the Registrar of any transfers or exchanges of Superpriority Notes effected by it. The Issuer may have one or more co-registrars and one or more

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additional paying agents. The term “Registrar” includes any co-registrar, the term “Paying Agent” includes any additional paying agent, and the term “Transfer Agent” includes any additional transfer agent. The Issuer may change any Paying Agent or Registrar without prior notice to any Holder. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer hereby appoints the Trustee at its Corporate Trust Office as Registrar, Paying Agent and Transfer Agent for the Superpriority Notes unless another Registrar, Paying Agent or Transfer Agent, as the case may be, is appointed prior to the time the Superpriority Notes are first issued. The Issuer shall notify the Trustee of the name and address of any Agent not a party to this Indenture.

The Issuer initially appoints DTC to act as Notes Depositary with respect to the Global Notes.

Section 2.04       Paying Agent to Hold Money in Trust.

The Issuer shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of interest, additional amounts, if any, principal and premium, if any, on the Superpriority Notes, and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Superpriority Notes.

Section 2.05       Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least five Business Days before each Payment Date and at such other times as the Trustee may reasonably request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Superpriority Notes.

Section 2.06       Transfer and Exchange.

(a)             Transfer and Exchange of Global Notes. Except as otherwise set forth in this Section 2.06, a Global Note may be transferred, in whole and not in part, only to another nominee of the Notes Depositary or to a successor Notes Depositary or a nominee of such successor Notes Depositary. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Notes Depositary (x) notifies the Issuer that it is unwilling or unable to continue as Notes Depositary for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Notes Depositary is not appointed by the Issuer within 120 days or (ii) there shall have occurred and be continuing a

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Default with respect to the Superpriority Notes. Upon the occurrence of any of the preceding events in (i) or (ii) above, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Notes Depositary (in accordance with its customary procedures). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.07 and Section 2.10 hereof. Every Superpriority Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or Section 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in (i) or (ii) above and pursuant to Section 2.06(b)(ii)(B) and Section 2.06(c) hereof. A Global Note may not be exchanged for another Superpriority Note other than as provided in this Section 2.06(a); provided, however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or Section 2.06(c) hereof.

(b)             Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Notes Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)              Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii)            All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) hereof, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Notes Depositary in accordance with the Applicable Procedures directing the Notes Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) subsequent to any of the events in clauses (i) or (ii) of Section 2.06(a), a written order from a Participant or an Indirect Participant given to the Notes Depositary in accordance

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with the Applicable Procedures directing the Notes Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Notes Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above; provided, that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Global Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of the certificates in the form of Exhibit B hereto. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Superpriority Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

(iii)          Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) hereof and the Registrar receives the following:

(A)           if the transferee will take delivery in the form of a beneficial interest in a 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B)           if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.

(iv)           Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) hereof and the Registrar receives the following:

(A)           if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(B)           if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an

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Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(b)(iv), if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to this Section 2.06(b)(iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this Section 2.06(b)(iv).

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)             Transfer or Exchange of Beneficial Interests for Definitive Notes.

(i)              Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any Holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the events in clauses (i) or (ii) of Section 2.06(a) hereof and receipt by the Registrar of the following documentation:

(A)           if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)           if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)           if such beneficial interest is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D)           if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in

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accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)            if such beneficial interest is being transferred to the Issuer, the Guarantors or any of their respective Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F)            if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and upon receipt of an Authentication Order, the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Notes Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Superpriority Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)            Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Section 2.06(c)(i)(A) and Section 2.06(c)(i)(C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Exhibit B hereto, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii)          Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only upon the occurrence of any of the events in subsection (i) or (ii) of Section 2.06(a) hereof and if the Registrar receives the following:

(A)           if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such Holder substantially in

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the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(B)           if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv)           Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any Holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the events in subsection (i) or (ii) of Section 2.06(a) hereof and satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Issuer shall execute and, upon receipt of an Authentication Order, the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from or through the Notes Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Superpriority Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend.

(d)             Transfer and Exchange of Definitive Notes for Beneficial Interests.

(i)              Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Superpriority Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)           if the Holder of such Restricted Definitive Note proposes to exchange such Superpriority Note for a beneficial interest in a Restricted

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Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)           if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(C)           if such Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof;

(D)           if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E)            if such Restricted Definitive Note is being transferred to the Issuer, the Guarantors or any of the Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F)            if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) of this Section 2.06(d)(i), the applicable Restricted Global Note, in the case of clause (B) of this Section 2.06(d)(i), the applicable 144A Global Note, and in the case of clause (C) of this Section 2.06(d)(i), the applicable Regulation S Global Note.

(ii)            Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Superpriority Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)           if the Holder of such Definitive Notes proposes to exchange such Superpriority Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(B)           if the Holder of such Definitive Notes proposes to transfer such Superpriority Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate

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from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(d)(ii), if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the applicable conditions in this Section 2.06(d)(ii), the Trustee shall cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii)          Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Superpriority Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to clauses (ii) or (iii) of this Section 2.06(d) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e)             Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Transfer Agent or Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e):

(i)              Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A)           if the transfer will be made pursuant to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate substantially

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in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B)           if the transfer will be made pursuant to Rule 903 or Rule 904 then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or

(C)           if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications required by item (3) thereof, if applicable.

(ii)            Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)           if the Holder of such Restricted Definitive Notes proposes to exchange such Superpriority Notes for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(B)           if the Holder of such Restricted Definitive Notes proposes to transfer such Superpriority Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(e)(ii), if the Registrar or Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar and Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)          Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Superpriority Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f)              Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture:

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(i)              Private Placement Legend.

(A)           Except as permitted by subparagraph (B) below, each Global Note, each Definitive Note (and all Superpriority Notes issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form:

“[[in the case of Rule 144A Global Note:] THE SUPERPRIORITY NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO AZUL SECURED FINANCE LLP, AZUL S.A., AZUL LINHAS AÉREAS BRASILEIRAS S.A., ANY OTHER GUARANTOR OF THE SUPERPRIORITY NOTES OR ONE OF THEIR RESPECTIVE SUBSIDIARIES, (2) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) TO NON-U.S. PERSONS IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER (IF AVAILABLE) OR ANOTHER AVAILABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OTHER THAN RULE 144A OR REGULATION S, OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. IN ADDITION, THE SUPERPRIORITY NOTES MAY NOT BE TRANSFERRED TO OR HELD BY A COMPETITOR (AS DEFINED IN THE INDENTURE).]

[[in the case of Regulation S Global Note:] THIS SUPERPRIORITY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY US PERSON, UNLESS SUCH SUPERPRIORITY NOTES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF IS AVAILABLE. THE FOREGOING SHALL NOT APPLY FOLLOWING THE EXPIRATION OF FORTY DAYS FROM THE LATER OF (I) THE DATE ON WHICH THESE SUPERPRIORITY NOTES WERE FIRST OFFERED AND (II) THE DATE OF ISSUANCE OF THESE SUPERPRIORITY NOTES.]”

(B)           Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), or (e)(iii) of this Section 2.06 (and all Superpriority

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Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)            Global Note Legend. Each Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE NOTES DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SUPERPRIORITY NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06(h) OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO Section 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR NOTES DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SUPERPRIORITY NOTES IN DEFINITIVE FORM, THIS SUPERPRIORITY NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE NOTES DEPOSITARY TO A NOMINEE OF THE NOTES DEPOSITARY OR BY A NOMINEE OF THE NOTES DEPOSITARY TO THE NOTES DEPOSITARY OR ANOTHER NOMINEE OF THE NOTES DEPOSITARY OR BY THE NOTES DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR NOTES DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR NOTES DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(g)             Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Superpriority Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Notes Depositary at the

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direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Notes Depositary at the direction of the Trustee to reflect such increase.

(h)             General Provisions Relating to Transfers and Exchanges.

(i)              To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(ii)            No service charge shall be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer and the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.07, Section 2.10, Section 3.06, Section 3.07, Section 3.08, Section 3.09, Section 4.41 and Section 9.05 hereof).

(iii)          Neither the Registrar nor the Issuer shall be required to register the transfer of or exchange any Superpriority Note selected for redemption in whole or in part, except the unredeemed portion of any Superpriority Note being redeemed in part.

(iv)           All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v)             The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Superpriority Notes during a period beginning at the opening of business one Business Day before the day of any selection of Superpriority Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Superpriority Note so selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Public Company Business Combination Transaction Offer, a TAP Bond Offer to Purchase or other tender offer, in whole or in part, except the unredeemed or untendered portion of any Superpriority Note being redeemed or repurchased in part or (C) to register the transfer of or to exchange a Superpriority Note between a record date and the next succeeding Payment Date.

(vi)           Prior to due presentment for the registration of a transfer of any Superpriority Note, the Trustee, any Agent and the Issuer may deem and treat the

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Person in whose name any Superpriority Note is registered as the absolute owner of such Superpriority Note for the purpose of receiving payment of interest, additional amounts, if any, principal and premium, if any, on such Superpriority Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii)         Upon surrender for registration of transfer of any Superpriority Note at the office or agency of the Issuer designated pursuant to Section 4.34 hereof, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Superpriority Notes of any authorized denomination or denominations of a like aggregate principal amount.

(viii)       At the option of the Holder, Superpriority Notes may be exchanged for other Superpriority Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Superpriority Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.02 hereof.

(ix)           All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

(x)             The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a Participant or Indirect Participant in, the Notes Depositary or other Person with respect to the accuracy of the records of the Notes Depositary or its nominee or of any Participant or Indirect Participant or member thereof, with respect to any ownership interest in the Superpriority Notes or with respect to the delivery to any Participant or Indirect Participant, member, beneficial owner, or other Person (other than the Notes Depositary) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Superpriority Notes (or other security or property) under or with respect to such Superpriority Notes. The Trustee may rely and shall be fully protected in relying upon information furnished by the Notes Depositary with respect to its members, Participants or Indirect Participants, and any beneficial owners.

(xi)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Superpriority Note (including any transfers between or among the Notes Depositary’s participants, members, or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms

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of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. None of the Trustee, the Collateral Agents nor any of their agents shall have any responsibility for any actions taken or not taken by the Notes Depositary.

(xii)         Each purchaser of the Superpriority Notes offered hereby will be deemed to have represented and agreed to provide the Issuer and its agents with any correct, complete and accurate information and documentation that may be required for the Issuer to comply with FATCA, the AEOI Regulations and the CRS, and to prevent the imposition of U.S. federal withholding tax under FATCA on payments to or for the benefit of the Issuer, including but not limited to a properly completed and executed “Entity Self-Certification Form” or “Individual Self-Certification Form” (in the forms published by the Cayman Islands Department for International Tax Cooperation, which forms can be obtained at http://www.tia.gov.ky/pdf/CRS_Legislation.pdf) on or prior to the date on which it becomes a holder of Superpriority Notes. In the event such purchaser fails to provide such information or documentation, or to the extent that its ownership of Superpriority Notes would otherwise cause the Issuer to be subject to any tax under FATCA, (A) the Issuer (and any agent acting on their behalf) are authorized to withhold amounts otherwise distributable to the purchaser as compensation for any tax imposed under FATCA or any fine or penalty imposed under the CRS as a result of such failure or the purchaser’s ownership, and (B) to the extent necessary to avoid an adverse effect on the Issuer as a result of such failure or the purchaser’s ownership, the Issuer will have the right to compel the purchaser to sell its Superpriority Notes and, if it does not sell its Superpriority Notes within 10 Business Days after notice from the Issuer or its agents, the Issuer will have the right to sell such Superpriority Notes at a public or private sale called and conducted in any manner permitted by law, and to remit the net proceeds of such sale (taking into account any taxes incurred by the Issuer in connection with such sale) to the purchaser as payment in full for such Superpriority Notes. The Issuer may also assign each such Note a separate securities identifier in the Issuer’s sole discretion. Each purchaser agrees that the Issuer and its agents or representatives may (1) provide any information and documentation concerning its investment in its Notes to the Cayman Islands Tax Information Authority, the IRS and any other relevant tax authority and (2) may take such other steps as they deem necessary or helpful to ensure that the Issuer complies with FATCA, the AEOI Regulations and the CRS.

Section 2.07       Replacement Superpriority Notes.

If any mutilated Superpriority Note is surrendered to the Trustee, the Issuer shall execute, and the Trustee shall authenticate and deliver in exchange therefor, a new Superpriority Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Issuer and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Superpriority Note and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them

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harmless, then, in the absence of notice to the Issuer or the Trustee that such Superpriority Note has been acquired by a bona fide purchaser, the Issuer shall execute, and upon the Issuer’s request the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Superpriority Note, a new Superpriority Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Superpriority Note has become or is about to become due and payable, the Issuer, in its discretion, may, instead of issuing a new Superpriority Note, pay such Superpriority Note.

Upon the issuance of any new Superpriority Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every replacement Superpriority Note is a contractual obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Superpriority Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Superpriority Notes.

Section 2.08       Outstanding Superpriority Notes.

The Superpriority Notes outstanding at any time are all the Superpriority Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in this Section 2.08 or Section 2.09 hereof, a Superpriority Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Superpriority Note.

If a Superpriority Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Superpriority Note is held by a bona fide purchaser.

If the principal amount of any Superpriority Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date, repurchase date or maturity date, money sufficient to pay Superpriority Notes payable on that date, then on and after that date such Superpriority Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Subject to Section 2.09, in determining whether the Holders of the requisite principal amount of outstanding Superpriority Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of Superpriority Notes that shall be deemed to be outstanding for such purposes shall be the amount of the principal

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thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 6.01.

Section 2.09       Treasury Notes; Competitors.

(a)             A Superpriority Note does not cease to be outstanding because the Issuer or one of its Affiliates holds the Superpriority Note, provided that in determining whether the Holders of the requisite principal amount of the outstanding Superpriority Notes have given or taken any request, demand, authorization, direction, notice, consent, waiver or other action pursuant to, or in connection with, this Indenture, the Superpriority Notes, the Superpriority Note Guarantees or the Superpriority Notes Documents, Superpriority Notes owned by the Issuer or any Affiliate of the Issuer will be disregarded and deemed not to be outstanding, (it being understood that in determining whether the Trustee is protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Superpriority Notes which the Trustee actually knows to be so owned will be so disregarded). Superpriority Notes so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Superpriority Notes and that the pledgee is not the Issuer or any Affiliate of the Issuer.

(b)             In determining whether the Holders of the requisite principal amount of the outstanding Superpriority Notes have given or taken any request, demand, authorization, direction, notice, consent, waiver or other action pursuant to, or in connection with, this Indenture, the Superpriority Notes, the Superpriority Note Guarantees or the Superpriority Notes Documents, Superpriority Notes owned by a Competitor will be disregarded and deemed not to be outstanding (it being understood that in determining whether the Trustee is protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Superpriority Notes in respect of which the Trustee has received prior written notice from the Issuer that such Superpriority Notes are owned by a Holder that is a Competitor will be so disregarded).

Section 2.10       Temporary Notes.

Until certificates representing Superpriority Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Superpriority Notes. Temporary Superpriority Notes shall be substantially in the form of certificated Superpriority Notes but may have variations that the Issuer consider appropriate for temporary Superpriority Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare, and the Trustee shall authenticate definitive Superpriority Notes in exchange for temporary Superpriority Notes.

Holders and beneficial Holders, as the case may be, of temporary Superpriority Notes shall be entitled to all of the benefits accorded to Holders, or beneficial Holders, respectively, of Superpriority Notes under this Indenture.

Section 2.11       Cancellation.

The Issuer at any time may deliver Superpriority Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Superpriority Notes

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surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Superpriority Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of cancelled Superpriority Notes (subject to the record retention requirement of the Exchange Act) in accordance with its customary procedures. Certification of the disposal of all cancelled Superpriority Notes shall be delivered to the Issuer upon its written request. The Issuer may not issue new Superpriority Notes to replace Superpriority Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12       Defaulted Interest.

If the Issuer or the Guarantors default in a payment of interest or principal on the Superpriority Notes or in the payment of any other amount become due under this Indenture, whether at the Stated Maturity, by acceleration or otherwise, the Issuer shall on written demand of the Trustee pay interest, to the extent permitted by law, on all overdue amounts up to (but not including) the date of actual payment (after as well as before judgment) at a rate equal to the Default Interest, pursuant to clause (a) or (b) below, as the Issuer shall elect:

(a)             The Issuer may elect to make such payment to the persons who are Holders of the Superpriority Notes on a subsequent special record date. The Issuer shall fix the payment date for such defaulted interest and the special record date therefor, which shall not be more than 15 days nor less than 10 days prior to such payment date. At least 10 days before the special record date, the Issuer shall mail to the Trustee and to each Holder of the Superpriority Notes a notice that states the special record date, the payment date and the amount of interest to be paid.

(b)             The Issuer may elect to make such payment in any other lawful manner.

Payment of defaulted interest and any interest thereon to the Trustee shall be deemed to satisfy the Issuer’s obligation to pay such defaulted interest and any interest thereon for all purposes of this Indenture.

Section 2.13       CUSIP and ISIN Numbers.

The Issuer in issuing the Superpriority Notes may use “CUSIP” and/or “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” and/or “ISIN” numbers in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Superpriority Notes or as contained in any notice and that reliance may be placed only on the other elements of identification printed on the Superpriority Notes, and any such notice shall not be affected by any defect in or omission of such numbers. The Issuer shall notify the Trustee, in writing, of any change to any CUSIP or ISIN numbers.

Section 2.14       Prohibition on Transfers to Competitors.

The transfer of any Superpriority Notes to any Competitor is prohibited, and by acceptance of any transferred Superpriority Note the transferee shall be deemed to represent that it is not a Competitor.

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Section 2.15       SOFR Index Not Available.

If a SOFR IndexStart or SOFR IndexEnd is not published on the relevant Interest Date of Determination and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for ‘SOFR Averages’, and definitions required for such formula, published on the New York Federal Reserve’s website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to ‘calculation period’ shall be replaced with “Observation Period” and the words “that is, 30-, 90, or 180-calendar days” shall be removed. If SOFR does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

Section 2.16       Effect of a Benchmark Transition Event.

(a)             Notwithstanding anything contained herein or in the Superpriority Notes, if the Issuer determines, on or prior to the relevant Reference Time in respect of any determination of the Benchmark on any date, that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Superpriority Notes in respect of such determination on such date and all determinations on all subsequent dates.

(b)             In connection with the implementation of a Benchmark Replacement, the Issuer will have the right to make Benchmark Replacement Conforming Changes from time to time.

(c)             Issuer will promptly give notice of the determination of the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes to the Trustee; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

(d)             Any determination, decision or election that may be made by the Issuer pursuant to this Section 2.16, including a determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection (i) will be conclusive and binding absent manifest error, (ii) if made by the Issuer, will be made in the Issuer’s sole discretion, and (iii) notwithstanding anything to the contrary in this Indenture or the Superpriority Notes, shall become effective without consent from the Holders or any other party.

(e)             For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

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Section 2.17       SOFR Unavailable.

If a SOFR IndexStart or SOFR IndexEnd is not published on the relevant Interest Date of Determination and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” means, for the relevant Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information, or any successor source. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180-calendar days” shall be removed. If SOFR does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

Article 3
REDEMPTION, PREPAYMENT AND REPURCHASE

Section 3.01       Notices to Trustee.

If the Issuer elects to redeem Superpriority Notes pursuant to Section 3.07 hereof, it shall furnish to the Trustee, not less than 10 days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 hereof but not more than 20 days before a redemption date (except that redemption notices may be delivered more than 20 days prior to a redemption date if the notice is issued in connection with a defeasance of the Superpriority Notes or a satisfaction and discharge of this Indenture), an Officer’s Certificate setting forth (i) the paragraph or subparagraph of such Superpriority Note and/or Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of the Superpriority Notes to be redeemed and (iv) the redemption price.

Section 3.02       Selection of Superpriority Notes to Be Redeemed.

If less than all of the Superpriority Notes are to be redeemed at any time, such Superpriority Notes shall be selected for redemption by the Trustee (1) if the Superpriority Notes are listed on an exchange and such listing is known to the Trustee, in compliance with the requirements of such exchange or in the case of Global Notes, in accordance with customary procedures of the Notes Depositary or (2) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason, by lot or by such other method as most nearly approximates a pro rata basis subject to customary procedures of the Notes Depositary. Such Superpriority Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 10 days nor more than 20 days prior to the redemption date from the outstanding Superpriority Notes not previously called for redemption.

The Trustee shall promptly notify the Issuer in writing of the Superpriority Notes selected for redemption and, in the case of any Superpriority Note selected for partial redemption,

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the principal amount thereof to be redeemed. Superpriority Notes and portions of Superpriority Notes selected shall be in minimum amounts of US$100,000 or integral multiples of US$1.00 in excess thereof; no Superpriority Notes of US$100,000 or less can be redeemed in part, except that if all of the Superpriority Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Superpriority Notes held by such Holder, even if not a multiple of US$1.00, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Superpriority Notes called for redemption also apply to portions of Superpriority Notes called for redemption.

The Trustee shall not be responsible for any actions taken or not taken by DTC pursuant to its Applicable Procedures.

Section 3.03       Notice of Redemption.

If the Issuer elects to redeem Superpriority Notes pursuant to Section 3.07, the Issuer shall deliver notices of redemption electronically or by first-class mail, postage prepaid, at least 10 but not more than 20 days before the purchase or redemption date to each Holder of Superpriority Notes (with a copy to the Trustee) at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 20 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11 hereof. Notices of redemption may be conditional.

The notice shall identify the Superpriority Notes to be redeemed and shall state:

(a)             the redemption date;

(b)             the redemption price;

(c)             if any Superpriority Note is to be redeemed in part only, the portion of the principal amount of that Superpriority Note that is to be redeemed and that, after the redemption date upon surrender of such Superpriority Note, a new Superpriority Note or Superpriority Notes in principal amount equal to the unredeemed portion of the original Superpriority Note representing the same indebtedness to the extent not redeemed shall be issued in the name of the Holder of the Superpriority Notes upon cancellation of the original Superpriority Notes;

(d)             the name and address of the Paying Agent;

(e)             that Superpriority Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f)              that, unless the Issuer defaults in making such redemption payment, interest on Superpriority Notes called for redemption ceases to accrue on and after the redemption date;

(g)             the paragraph or subparagraph of the Superpriority Notes and/or Section of this Indenture pursuant to which the Superpriority Notes called for redemption are being redeemed;

(h)             that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Superpriority Notes; and

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(i)              any condition to such redemption.

At the Issuer’s request, the Trustee shall give the notice of redemption in the Issuer’s name and at its expense; provided that the Issuer shall have delivered written notice to the Trustee, at least five Business Days prior to the date on which notice of redemption is to be sent (unless a shorter notice shall be agreed to by the Trustee) in the form of an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, without limitation, the consummation of an incurrence or issuance of debt or equity, a Public Company Business Combination Transaction or other corporate transaction. If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (including more than 20 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

Section 3.04       Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03 hereof, Superpriority Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price, unless such redemption is conditioned on the happening of a future event. The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Superpriority Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Superpriority Note. Subject to Section 3.05 hereof, on and after the redemption date, interest ceases to accrue on Superpriority Notes or portions of Superpriority Notes called for redemption.

Section 3.05       Deposit of Redemption or Purchase Price.

Prior to 4:00 p.m. (New York time) on the Business Day prior to the redemption or purchase date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest, and additional amounts, if any, on all Superpriority Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest, and additional amounts, if any, on, all Superpriority Notes to be redeemed or purchased.

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If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest shall cease to accrue on the Superpriority Notes or the portions of Superpriority Notes called for redemption or purchase. If a Superpriority Note is redeemed or purchased on or after a record date but on or prior to the related Payment Date, then any accrued and unpaid interest, and additional amounts, if any, to the redemption or purchase date shall be paid to the Person in whose name such Superpriority Note was registered at the close of business on such record date. If any Superpriority Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, and additional amounts, if any, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Superpriority Notes and in Section 4.01 hereof.

Section 3.06       Superpriority Notes Redeemed or Purchased in Part.

Upon surrender of a Definitive Note that is redeemed or purchased in part, the Issuer shall issue and the Trustee shall authenticate for the Holder at the expense of the Issuer a new Superpriority Note equal in principal amount to the unredeemed or unpurchased portion of the Superpriority Note surrendered representing the same indebtedness to the extent not redeemed or purchased; provided, that each new Superpriority Note shall be in a principal amount of US$100,000 or an integral multiple of US$1.00 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Superpriority Note.

Section 3.07       Optional Redemption.

(a)             Redemption at the Option of the Issuer with a Make-Whole Premium. Prior to the Initial Call Date, the Issuer may redeem the Superpriority Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i)              (A) the sum of the present value at such redemption date of (i) the redemption price of the Superpriority Notes at the Initial Call Date plus (ii) all required interest payments thereon through the Initial Call Date (excluding accrued but unpaid interest to the redemption date) (calculated with the Applicable Margin applicable to PIK Interest and with the Compounded SOFR portion of interest calculated based on the Compounded SOFR in effect at the time of the issuance of the notice of redemption (if notice is given in accordance with this Indenture) or other triggering event on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (B) interest accrued to the redemption date (the excess of such amount, if any, over the principal amount of the Superpriority Notes to be redeemed, the “Make-Whole Premium”); and

(ii)            100% of the principal amount of the Superpriority Notes to be redeemed,

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plus, in either case, accrued and unpaid interest thereon, and additional amounts, if any, to the redemption date; provided that, for the avoidance of doubt, PIK Payments shall be considered principal for all purposes.

Notwithstanding the foregoing, any Make-Whole Premium due upon a Bankruptcy Automatic Acceleration prior to the Initial Call Date shall be calculated for purposes of this Section 3.07(a), as of the date of such Bankruptcy Automatic Acceleration.

(b)             Redemption at the Option of the Issuer without a Make-Whole Premium. On or after the Initial Call Date, the Issuer may, at its option, redeem the Superpriority Notes, in whole or in part, at the following redemption prices (expressed as percentages of principal amount; provided that, for the avoidance of doubt, PIK Payments shall be considered principal for all purposes) calculated as set forth below (the “Call Premium”) plus accrued and unpaid interest thereon, and additional amounts, if any, to, but excluding, the redemption date, on the Superpriority Notes redeemed, if redeemed during the periods indicated below, subject to the rights of Holders of Superpriority Notes on the relevant record date to receive interest on the relevant Interest Payment Date:

Period	Percentage
January 28, 2027 to, but excluding, January 28, 2028	Percentage equal to (i) 100.000%, plus (ii) half of Compounded SOFR, plus (ii) half of the Average Margin
January 28, 2028 to, but excluding, January 28, 2029	Percentage equal to (i) 100.000%, plus (ii) one-quarter of Compounded SOFR, plus (iii) one-quarter the Average Margin
Thereafter	100.000%

For the purpose of the table above “Compounded SOFR” shall be calculated by the Issuer based on the Compounded SOFR in effect at the time of the issuance of the notice of redemption.

Notwithstanding the foregoing, any Call Premium specified above due upon a Bankruptcy Automatic Acceleration during the periods set forth above shall be calculated by the Issuer for purposes of this Section 3.07(b), as of the date of such Bankruptcy Automatic Acceleration.

Section 3.08       Mandatory Prepayments.

(a)             Upon the receipt of Net Proceeds by the Parent Guarantor or any of its Subsidiaries from (i) the incurrence of any Indebtedness of the IP Parties, IntelAzul or Azul Viagens (other than with respect to any Indebtedness permitted pursuant to Section 4.10); (ii) any Collateral Sale or (iii) a Recovery Event (each of the events set forth in clauses (i), (ii) and (iii), a “Mandatory Prepayment Event”), the Issuer will cause the aggregate outstanding principal amount of Superpriority Notes (plus accrued and unpaid interest, plus any Make-Whole Premium, Call Premium, additional amounts and premium thereon, on the principal amount being prepaid to, but excluding, the Prepayment Date) to be paid to the Holders in accordance with the terms of this

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Indenture by a date that is five Business Days after the receipt of such Net Proceeds (such remittance date, as the case may be, a “Prepayment Date”).

(b)             On such Prepayment Date, the Trustee will, subject to receipt thereof, apply the Net Proceeds from any Mandatory Prepayment Event to prepay the maximum principal amount of Superpriority Notes (plus accrued and unpaid interest, and any Make-Whole Premium, Call Premium, and additional amounts and premium on the principal amount being prepaid to, but excluding, the Prepayment Date) that may be prepaid with such Net Proceeds at a prepayment price equal to the redemption price that would be due if the Superpriority Notes were being redeemed on the Prepayment Date pursuant to an optional redemption under Section 3.07, including, for the avoidance of doubt, the Make-Whole Premium and/or Call Premium, as applicable.

(c)             In connection with any mandatory prepayment of the Superpriority Notes pursuant to this Section 3.08, the Issuer, or the Trustee of behalf of the Issuer pursuant to written instructions from the Issuer to the Trustee, shall issue a written notice to the Holders at least two Business Days prior to the Prepayment Date, which notice shall include a description of the Mandatory Prepayment Event, the aggregate principal amount of Superpriority Notes to be prepaid, the prepayment price and the Prepayment Date.

(d)             Any prepayment made pursuant to this Section 3.08 shall be made pursuant to the procedures set forth in this Indenture, except to the extent inconsistent with (c). The Issuer shall not be required to make any mandatory prepayment or sinking fund payment with respect to the Superpriority Notes, except pursuant this Section 3.08.

Section 3.09       Mandatory Redemption upon a Change of Control

(a)             In the event of a Change of Control after the Closing Date, the Issuer shall redeem the Superpriority Notes (the “Mandatory Redemption”) at the redemption price that would be due if the Superpriority Notes were being redeemed pursuant to an optional redemption under Section 3.07, including, for the avoidance of doubt, (x) prior to the Initial Call Date, the Make-Whole Premium or (y) on or after the Initial Call Date, the Call Premium, as applicable (the “Mandatory Redemption Price”); provided that the redemption date for purposes of the calculation of such redemption price shall be the Mandatory Redemption Date (as defined below).

(b)             Subject to clause (c) below, notice of the Mandatory Redemption will be delivered by the Issuer prior to the Mandatory Redemption Date to the Trustee and Holders of Superpriority Notes, which will provide that the Superpriority Notes shall be redeemed on a date that is no later than the date on which such Change of Control occurs (the “Mandatory Redemption Date”) in accordance with the Applicable Procedures.

(c)             On or prior to the Mandatory Redemption Date, the Issuer shall pay to the Paying Agent for payment to each Holder of Superpriority Notes the applicable Mandatory Redemption Price for such Holder’s Superpriority Notes, plus accrued and unpaid interest thereon, and additional amounts, if any, to the Mandatory Redemption Date.

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(d)             Other than as specifically provided in this Section 3.09, any redemption pursuant to this Section 3.09 shall be made pursuant to the provisions of Section 3.01 through Section 3.06 hereof.

Section 3.10       Offer to Repurchase Upon a Public Company Business Combination Transaction.

(a)             If the Parent Guarantor or any of its Subsidiaries enters into any definitive agreement in respect of a Public Company Business Combination Transaction, then each Holder of Superpriority Notes shall have the right to require the Issuer to repurchase, pursuant to an offer to purchase (the “Public Company Business Combination Transaction Offer”), all or any part of that Holder’s Superpriority Notes on the Permitted Change of Control Effective Date or, at the sole discretion of the Parent Guarantor, on any date after the date of such definitive agreement in respect of a Public Company Business Combination Transaction by or prior to the Permitted Change of Control Effective Date. The purchase price for a Public Company Business Combination Transaction Offer (the “Public Company Business Combination Transaction Offer Purchase Price”) shall be a purchase price in cash in U.S. dollars equal to 103.0% of the aggregate principal amount of Superpriority Notes repurchased, plus accrued and unpaid interest, and additional amounts, if any, on the Superpriority Notes repurchased to the date of repurchase (the “Public Company Business Combination Transaction Offer Payment Date”), provided that, for the avoidance of doubt, PIK Payments shall be considered principal for all purposes.

(b)             Unless the Parent Guarantor or the Issuer have previously exercised their right to redeem all of the Superpriority Notes as described in Section 3.07 hereof and any such exercise has not been terminated or any condition thereto not been satisfied or there is a default in payment of the applicable redemption price, the Issuer shall send or cause to be sent a notice (the “Public Company Business Combination Transaction Offer Notice”) electronically or by first-class mail, postage prepaid, to each Holder of Superpriority Notes (with a copy to the Trustee) at such Holder’s registered address or otherwise in accordance with the procedures of DTC. The Public Company Business Combination Transaction Offer Notice shall:

(i)              specify that the Public Company Business Combination Transaction Offer is being made pursuant to this Section 3.10;

(ii)            briefly describe the transaction or series of related transactions that constitute the Public Company Business Combination Transaction;

(iii)          specify the terms of the Public Company Business Combination Transaction Offer, including any conditions to which such Public Company Business Combination Transaction Offer is subject to the extent permitted by Section 3.10(c);

(iv)           specify the Public Company Business Combination Transaction Offer Payment Date, which shall be a date determined by the Parent Guarantor or the Issuer that shall be (1) on or prior to the Permitted Change of Control Effective Date, and (2) no earlier than 30 days and no later than 60 days from the date such notice is mailed or sent;

(v)             specify the purchase price for the Superpriority Notes;

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(vi)           provide that Holders of Superpriority Notes electing to have any Superpriority Notes purchased pursuant to a Public Company Business Combination Transaction Offer will be required to surrender the Superpriority Notes, with the form entitled “Option of Holder to Elect Purchase” attached to the Superpriority Notes completed or otherwise comply with the Applicable Procedures in relation to such Public Company Business Combination Transaction Offer; and

(vii)         provide that Holders of Superpriority Notes will be entitled to withdraw their election to tender their Superpriority Notes in the Public Company Business Combination Transaction Offer, in accordance with the procedures specified in such Public Company Business Combination Transaction Offer Notice, at least two Business Days prior to the expiration date of such Public Company Business Combination Transaction Offer.

(c)             The Public Company Business Combination Transaction Offer is permitted, at the discretion of the Parent Guarantor or the Issuer, to be subject to the satisfaction (or, waiver by the Parent Guarantor or the Issuer in its sole discretion) of the occurrence of the Permitted Change of Control Effective Date. If the Public Company Business Combination Transaction Offer is subject to satisfaction of the occurrence of the Permitted Change of Control Effective Date, the Public Company Business Combination Transaction Offer Notice may state that, in the discretion of the Parent Guarantor or the Issuer, the Public Company Business Combination Transaction Offer Payment Date may be delayed until such time as such condition shall be satisfied, or that the Public Company Business Combination Transaction Offer may be terminated in the event that such condition shall not have been satisfied by the proposed Public Company Business Combination Transaction Offer Payment Date, or by the Public Company Business Combination Transaction Offer Payment Date so delayed. For the avoidance of doubt, the Public Company Business Combination Transaction Offer Payment Date shall not be permitted to be delayed to a date beyond the Permitted Change of Control Effective Date and shall be required to be completed unless the Parent shall have redeemed the Superpriority Notes on or prior to such date in accordance with Section 3.07 hereof.

(d)             The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to any Public Company Business Combination Transaction Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 3.10, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the provisions of this Section 3.10 by virtue of such conflict.

(e)             On the Public Company Business Combination Transaction Offer Payment Date, provided that any conditions to the Public Company Business Combination Transaction Offer are satisfied (or waived by the Parent Guarantor or the Issuer in its sole discretion), the Parent Guarantor or the Issuer shall, to the extent lawful:

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(i)              accept for payment all Superpriority Notes or portions thereof properly tendered (and not properly withdrawn) pursuant to the Public Company Business Combination Transaction Offer;

(ii)            deposit with the Notes Depositary or the Paying Agent an amount equal to the Public Company Business Combination Transaction Offer Purchase Price in respect of all Superpriority Notes or portions thereof properly tendered (and not properly withdrawn); and

(iii)          deliver or cause to be delivered to the Trustee for cancellation the Superpriority Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Superpriority Notes or portions thereof being purchased by the Parent Guarantor or the Issuer.

(f)              Any failure of the Issuer or the Parent Guarantor to pay the Public Company Business Combination Transaction Offer Purchase Price when due shall constitute an Event of Default under Section 6.01(a)(i).

(g)             Notwithstanding any other provision of this Section 3.10, the Issuer shall not be required to make a Public Company Business Combination Transaction Offer pursuant to Section 3.10(a), if a third party makes the Public Company Business Combination Transaction Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 3.10 applicable to a Public Company Business Combination Transaction Offer made by the Issuer and purchases all Superpriority Notes properly tendered (and not property withdrawn) under the Public Company Business Combination Transaction Offer.

Section 3.11       Optional Redemption upon a Tax Event.

(a)             If as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of a Taxing Jurisdiction, or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations, or any treaties or related agreements to which the Taxing Jurisdiction is a party (including a holding by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the Closing Date (or, if the Taxing Jurisdiction became a Taxing Jurisdiction on a later date, such later date), (i) the Issuer or any successor to the Issuer has or will become obligated to pay additional amounts as described in Section 4.26 or (ii) any of the Guarantors or any successor to any of the Guarantors has or will become obligated to pay additional amounts as described under Section 4.26 in each case, in excess of the additional amounts, if any, that would have been payable on the date that the relevant Taxing Jurisdiction became a Taxing Jurisdiction, the Issuer or any successor to the Issuer may, at its option, redeem all, but not less than all, of the Superpriority Notes, at a redemption price equal to 100% of the principal amount of the Superpriority Notes, together with accrued and unpaid interest to, but excluding, the date fixed for redemption (including any additional amounts which are then payable), upon publication of irrevocable notice not less than 30 days nor more than 60 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 60 days prior to the earliest date on which the Issuer, the Guarantors or a successor to the foregoing would, but for such redemption, become obligated to pay any such additional amounts were payment then

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due. For the avoidance of doubt, the Issuer or any successor to the Issuer shall not have the right to so redeem the Superpriority Notes unless (a) it is or will become obligated to pay such additional amounts or (b) any of the Guarantors or any successor to any of the Guarantors is or will become obligated to pay such additional amounts. Notwithstanding the foregoing, the Issuer or any such successor shall not have the right to so redeem the Superpriority Notes unless it has taken reasonable measures (including without limitation, using reasonable measures to cause payment on the Superpriority Notes to be made through a paying agent in a different jurisdiction or by the Issuer, its successor or another Subsidiary) to avoid the obligation to pay such additional amounts. For the avoidance of doubt, reasonable measures do not include changing the jurisdiction of incorporation of the Issuer or any successor of the Issuer.

(b)             In the event that the Issuer or any successor to the Issuer elects to so redeem the Superpriority Notes, it will deliver to the Trustee: (1) a certificate, signed in the name of the Issuer or any successor to the Issuer by any two of its executive officers or by its attorney in fact in accordance with its bylaws, stating that the Issuer or any successor to the Issuer is entitled to redeem the Superpriority Notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Issuer or any successor to the Issuer to so redeem have occurred or been satisfied and that such obligation to pay additional amounts cannot be avoided by taking reasonable measures to avoid such obligation (including, without limitation, by causing payment on the Superpriority Notes to be made through a paying agent in a different jurisdiction or by a Subsidiary); and (2) an Opinion of Counsel who is reasonably acceptable to the Trustee, to the effect that (i) the Issuer or any successor to the Issuer has or will become obligated to pay additional amounts or the Guarantors or any successor to the Guarantors is or will become obligated to pay additional amounts in either case in excess of the additional amounts, if any, that would have been payable on the date that the relevant Taxing Jurisdiction became a Taxing Jurisdiction, (ii) such obligation is the result of a change in or amendment to the laws (or any rules or regulations thereunder) of a Taxing Jurisdiction, as described above, and (iii) that all governmental requirements necessary for the Issuer or any successor to the Issuer to effect the redemption have been complied with.

Section 3.12       Open Market Purchases.

The Issuer, the Parent Guarantor or any of its Subsidiaries may from time to time seek to purchase outstanding Superpriority Notes in privately negotiated or open market transactions, by tender offer or otherwise, at any price. Subject to any applicable limitations contained in any Secured Debt Documents, including this Indenture, any purchases made by the Issuer, the Parent Guarantor or any of its Subsidiaries may be funded by the use of cash on their balance sheet or the incurrence of Indebtedness that is not prohibited by the terms of any Secured Debt Document.

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Article 4

COVENANTS

Section 4.01       Payment of the Superpriority Notes and Maintenance of Accounts.

(a)             The Parent Guarantor or any Obligor shall establish and maintain or cause to be maintained the (i) under the sole dominion and control of the U.S. Collateral Agent, the USD Payment Account, the USD Blocked Account, the USD Collateral Account, the USD Azul Cargo Receivables Deposit Account and the Delayed Draw Escrow Account, and (ii) under the sole dominion and control of the Brazilian Collateral Agent, the Collection Accounts, the BRL Payment Account, the BRL Blocked Account and the BRL Collateral Account, and the Azul Cargo Receivables Deposit Account.

(b)             The Issuer will make all payments on the Superpriority Notes exclusively in such coin or currency of the United States as at the time of payment will be legal tender for the payment of public and private debts.

(c)             The Issuer will make payments of principal, interest at the applicable interest rate payable on the Superpriority Notes, and additional amounts, if any, on the Superpriority Notes to the Trustee, which, subject to Section 6.01(b), will pass such funds to the Holders.

(d)             The Issuer will make payments of interest, and additional amounts, if any, on the Superpriority Notes on the Interest Payment Dates; provided that if any payment with respect to interest on the Superpriority Notes is due on a day which is not a Business Day, then the payment need not be made on such date, but may be made on the next Business Day with the same force and effect as if made on such date. The Issuer will pay principal upon surrender of the relevant Superpriority Notes at the specified office of the Trustee or a paying agent in New York City. The Issuer will pay principal on the Superpriority Notes to the person in whose name the Superpriority Notes are registered at the close of business on the Business Day before the due date for payment.

(e)             Payments of principal, interest and additional amounts, if any, in respect of each Superpriority Note will be made by the Trustee by wire or by U.S. dollar check drawn on a bank in New York City and delivered to the holder of such note at its registered address. Upon application by the holder to the specified office of a paying agent not less than 15 days before the due date for any payment in respect of a Superpriority Note, such payment may be made by transfer to a U.S. dollar account maintained by the payee with a bank in New York City.

(f)              Payment by the Issuer of any amount payable under the Superpriority Notes on the due date thereof to a paying agent in accordance with this Indenture will satisfy the obligation of the Issuer to make such payment; provided, however, that the liability of a paying agent shall not exceed any amounts paid to it by the Issuer or held by it, on behalf of the Holders.

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(g)             All payments will be subject in all cases to any applicable Tax or other laws and regulations, but without prejudice to the provisions of Section 4.33. No commissions or expenses will be charged to the Holders in respect of such payments.

Section 4.02       Payment of PIK Interest. In connection with payments of PIK Interest (i) on the first Interest Payment Date of February 28, 2025, and (ii) pursuant to a PIK Notice, the Issuer shall pay such PIK Interest pursuant to the terms set forth below.

PIK Interest shall be payable (x) with respect to Superpriority Notes represented by one or more Global Notes registered in the name of, or held by, DTC or its nominee on the relevant Record Date, by increasing the principal amount of the outstanding Global Note by an amount equal to the amount of the PIK Interest for the applicable Interest Period (rounded up to the nearest whole U.S. Dollar) (it being understood that subsequent interest payments on the Superpriority Notes shall be calculated based on such increased principal amount) and (y) with respect to Superpriority Notes represented by Certificated Notes, by issuing additional Certificated Notes in certificated form to the Holders of the underlying Superpriority Notes in an aggregate principal amount equal to the amount of interest for the applicable Interest Period (rounded up to the nearest whole U.S. Dollar).

After PIK Interest has been paid as set forth above, the PIK Superpriority Notes issued thereby shall constitute principal amounts for all purposes hereunder (and interest shall accrue thereon as described above). The Trustee shall authenticate and deliver such PIK Superpriority Notes in certificated form for original issuance to the Holders thereof on the relevant Record Date, as shown by the records of the register of such Holders. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes shall bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Superpriority Notes issued in certificated form will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. Any certificated PIK Superpriority Notes will be issued with the description “PIK” on the face of such PIK Superpriority Notes.

Any PIK Payment shall be made in such form and on terms as specified in this Section 4.02, and the Issuer shall, and the Trustee and the Paying Agent may, take additional steps as necessary to effect such PIK Payment.

A payment of PIK Interest shall be considered paid on such date the Trustee has received (i) an Officer’s Certificate, pursuant to this Section 4.02, to increase the balance of any Global Note to reflect such PIK Interest or (ii) a PIK Superpriority Note duly executed by the Issuer together with an Officer’s Certificate, pursuant to this Section 4.02, requesting the authentication of such PIK Superpriority Note by the Trustee. The Trustee shall have no obligation to calculate or verify the calculation of accrued and unpaid interest, including, without limitation, PIK Interest, payable on the Superpriority Notes.

Section 4.03       Delayed Draw Escrow Account.

The Parent Guarantor shall procure that, at all times, the Superpriority Secured Obligations are secured by the Liens on the Delayed Draw Escrow Account created pursuant to

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the Delayed Draw Escrow Account Security Agreement; provided that such Liens shall be released and discharged with effect from the Delayed Draw Escrow Account Release Date.

Section 4.04       Shared Collateral over Certain Receivables.

(a)             The Parent Guarantor shall procure that, at all times, the Shared Collateral includes in part (in each case subject to the permitted post-closing perfection periods provided in the relevant Collateral Document):

(i)              a Fiduciary Assignment (which is the Azul Fidelidade Fiduciary Assignment) in respect of:

(A)           Assigned Azul Fidelidade Receivables that represent at least 70% of the Azul Fidelidade Gross Billings for the four most recently completed Quarterly Reporting Periods, such percentage to be tested as of the end of each Quarterly Reporting Period (the “Azul Fidelidade Receivables Coverage Covenant”);

(B)           the Azul Fidelidade Receivables Deposit Account; and

(C)           all of the Designated Azul Fidelidade Credit Card and Debit Card Receivables and the Azul Fidelidade Receivables Deposit Account; provided that the Fiduciary Assignment in respect of the Designated Azul Fidelidade Credit Card and Debit Card Receivables shall provide that upon an Obligor’s entry into any Anticipation transaction (which shall be permitted to be entered into with any counterparty) with respect to any Designated Azul Fidelidade Credit Card and Debit Card Receivables, such Designated Azul Fidelidade Credit Card and Debit Card Receivables shall be automatically released from the Fiduciary Assignment so long as (x) no Event of Default (or equivalent event) has occurred and is continuing, and (y) the net proceeds received from such Anticipation (after the deduction of any fees, charges, discounts or other finance or transaction costs) (“Anticipated Designated Azul Fidelidade Credit Card and Debit Card Receivables”) are paid directly by the payor into the Azul Fidelidade Receivables Deposit Account;

(ii)            a Fiduciary Assignment (which is the Azul Viagens Fiduciary Assignment) in respect of:

(A)           Assigned Azul Viagens Receivables that represent at least 80% of the Azul Viagens Gross Billings for the four most recently completed Quarterly Reporting Periods, such percentage to be tested as of the end of each Quarterly Reporting Period (the “Azul Viagens Receivables Coverage Covenant”);

(B)           the Azul Viagens Receivables Deposit Account; and

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(C)           all of the Designated Azul Viagens Credit Card and Debit Card Receivables; provided that the ﬁduciary assignment in respect of the Designated Azul Viagens Credit Card and Debit Card Receivables shall provide that upon an Obligor’s entry into any Anticipation transaction (which shall be permitted to be entered into with any counterparty) with respect to any Designated Azul Viagens Credit Card and Debit Card Receivables, such Designated Azul Viagens Credit Card and Debit Card Receivables shall be automatically released from such ﬁduciary assignment so long as (x) no Event of Default (or equivalent event) has occurred and is continuing, and (y) the net proceeds received from such Anticipation (after the deduction of any fees, charges, discounts or other finance or transaction costs) (“Anticipated Designated Azul Viagens Credit Card and Debit Card Receivables”) are paid directly into the Azul Viagens Receivables Deposit Account; and

(iii)          a Fiduciary Assignment (cessão fiduciária) (which is the Azul Cargo Fiduciary Assignment) in respect of:

(A)           the Assigned Azul Cargo Receivables;

(B)           the Azul Cargo Receivables Deposit Account;

(C)           all of the BRL Azul Cargo Credit Card and Debit Card Receivables; provided that the fiduciary assignment in respect of the BRL Azul Cargo Credit Card and Debit Card Receivables shall provide that upon an Obligor’s entry into any Anticipation transaction (which shall be permitted to be entered into with any counterparty) with respect to any BRL Azul Cargo Credit Card and Debit Card Receivables, such BRL Azul Cargo Credit Card and Debit Card Receivables shall be automatically released from the fiduciary assignment so long as (x) no Event of Default (or equivalent event) has occurred and is continuing, and (y) the net proceeds received from such Anticipation (after the deduction of any fees, charges, discounts or other finance or transaction costs) (“Anticipated Designated Azul Cargo Credit Card and Debit Card Receivables”) are paid directly by the payor into the Azul Cargo Receivables Deposit Account;

(b)             The Parent Guarantor shall procure that all:

(i)              cash payments paid pursuant to each Azul Fidelidade Agreement (whether or not an Assigned Azul Fidelidade Agreement) shall be paid directly by the payor into the Azul Fidelidade Receivables Deposit Account;

(ii)            the proceeds of all Brazilian real-denominated credit card and debit card receivables (which, for the avoidance of doubt, excludes Foreign Azul Fidelidade Card Receivables (as defined below)) (“BRL Azul Fidelidade Credit Card and Debit Card Receivables”) generated by the Azul Fidelidade Program which relate to (A) purchases of Points by customers, and (B) membership fees

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from members of Clube Azul (the “Designated Azul Fidelidade Credit Card and Debit Card Receivables”) shall be paid directly by the payor into the Azul Fidelidade Receivables Deposit Account;

(iii)          the net proceeds of any credit card and debit card receivables other than BRL Azul Fidelidade Credit Card and Debit Card Receivables (“Foreign Azul Fidelidade Card Receivables”) generated by Designated Azul Fidelidade Credit Card and Debit Card Receivables are transferred into the Azul Fidelidade Receivables Deposit Account within two Business Days after receipt and identification thereof by the Parent Guarantor or any of its Subsidiaries;

(iv)           the net proceeds of any Anticipated Designated Azul Fidelidade Credit Card and Debit Card Receivables are paid directly by the payor into the Azul Fidelidade Receivables Deposit Account;

(v)             all receivables under each Azul Viagens Agreement (whether or not an Assigned Azul Viagens Agreement) shall be paid directly by the payor into the Azul Viagens Receivables Deposit Account;

(vi)           the proceeds of all the Brazilian real-denominated credit card and debit card receivables (which, for the avoidance of doubt, excludes Foreign Azul Viagens Card Receivables (as defined below)) (“BRL Azul Viagens Credit Card and Debit Card Receivables”) generated by the Azul Viagens Business (the “Designated Azul Viagens Credit Card and Debit Card Receivables”) shall be paid directly by the payor into the Azul Viagens Receivables Deposit Account;

(vii)         the net proceeds of any credit card and debit card receivables other than BRL Azul Fidelidade Credit Card and Debit Card Receivables (“Foreign Azul Viagens Card Receivables”) generated by Designated Azul Viagens Credit Card and Debit Card Receivables are transferred into the Azul Viagens Receivables Deposit Account within two Business Days after receipt and identification thereof by the Parent Guarantor or any of its Subsidiaries;

(viii)       the net proceeds of any Anticipated Designated Azul Viagens Credit Card and Debit Card Receivables are paid directly by the payor into the Azul Viagens Receivables Deposit Account;

(ix)           the proceeds of any receivables pursuant to items (ii) to (iv) above are allocated to designated “branches,” which shall contain separate tax identification numbers to enable the separate identification of payments in respect of the Azul Fidelidade Program;

(x)             receivables generated by the Azul Cargo Business in transactions entered into with customers in the ordinary course of business (other than (a) receivables that are payable by the Parent Guarantor of its subsidiaries, and (b) Foreign Azul Cargo Card Receivables) shall be paid directly by the payor into the Azul Cargo Receivables Deposit Account;

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(xi)           the proceeds of all Brazilian real-denominated credit card and debit card receivables (which, for the avoidance of doubt, excludes Foreign Azul Cargo Card Receivables (as defined below)) (“BRL Azul Cargo Credit Card and Debit Card Receivables”) generated by the Azul Cargo Business shall be paid directly by the payor into the Azul Cargo Receivables Deposit Account;

(xii)         the net proceeds of any credit card and debit card receivables other than BRL Azul Cargo Credit Card and Debit Card Receivables (“Foreign Azul Cargo Card Receivables”) generated by the Azul Cargo Business are transferred into the Azul Cargo Receivables Deposit Account within two Business Days after receipt and identification thereof by the Parent Guarantor or any of its Subsidiaries;

(xiii)       the net proceeds of any Anticipated Designated Azul Cargo Credit Card and Debit Card Receivables are paid directly by the payor into the Azul Cargo Receivables Deposit Account; and

(xiv)       the proceeds of any receivables pursuant to items (xi) to (xiii) above are allocated to designated “branches,” which shall contain separate tax identification numbers to enable the separate identification of payments in respect of the Azul Cargo Business.

(c)             Notwithstanding the foregoing, the obligation of the Parent Guarantor to procure that certain amounts are paid directly into the relevant Collection Accounts referred to above shall be subject to a transition period of up to 60 days commencing on the Closing Date (except if otherwise provided for in each specific Collateral Document, which case such period shall apply), during which period the Parent Guarantor shall procure the relevant payors and payment processors are notified of the requirement to pay amounts into the relevant Collection Account. During such 60-day transition period, the Obligors shall be entitled to permit the relevant payors and payment processors to pay the relevant amounts either into any existing bank account previously notified to such payor or into the relevant Collection Account; provided that the Parent Guarantor or any of its Subsidiaries shall transfer any such amounts that are paid into bank accounts other than the relevant Collection Account into the relevant Collection Account within two Business Days after receipt and identification thereof by the Parent Guarantor or any its Subsidiaries.

(d)             On the Closing Date, the Assigned Azul Fidelidade Agreements shall comprise the Closing Date Assigned Azul Fidelidade Agreements. On the Closing Date, the Assigned Azul Viagens Agreements shall comprise the Closing Date Assigned Azul Viagens Agreement. On the Closing Date, the Assigned Azul Cargo Agreements shall comprise the Closing Date Assigned Azul Cargo Agreements.

(e)             Any Obligor may, at the direction of the Parent Guarantor and without the consent of the Holders or any other party, at any time, (i) amend the Azul Fidelidade Fiduciary Assignment in order to add additional Shared Collateral to secure the Superpriority Notes, including in order to comply with the Azul Fidelidade Receivables Coverage Covenant and (ii) amend the Azul Viagens Fiduciary Assignment in order to add additional Shared Collateral to secure the Superpriority Notes, including in order to comply with the Azul Viagens Receivables

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Coverage Covenant. Notwithstanding any other provision of the Transaction Documents (except as constituting an Event of Default), the termination, expiration or cancellation of any Assigned Azul Fidelidade Agreement, Assigned Azul Viagens Agreement or Assigned Azul Cargo Agreement shall not constitute a Default, an Event of Default or a breach or default (however phrased) under the relevant Collateral Document.

(f)              The Parent Guarantor shall or shall procure that its Subsidiaries shall ensure that the terms of business for the Azul Viagens Business that apply to existing and new customers and other counterparties (including the terms of any Azul Viagens Agreements) provide that that any receivables payable to the Azul Viagens Business shall be paid directly into the Azul Viagens Receivables Deposit Account.

(g)             The Parent Guarantor shall or shall procure that its Subsidiaries shall ensure that the terms of business for the Azul Cargo Business that apply to existing and new customers and other counterparties (including the terms of any Azul Cargo Agreements) provide that that any receivables payable to the Azul Cargo Business shall be paid directly into the Azul Cargo Receivables Deposit Account or, at the option of the Parent Guarantor in relation to payments otherwise than in Brazilian reais, into the USD Azul Cargo Receivables Deposit Account.

(h)             Except for information that is otherwise publicly available, the Holders shall not be entitled to details of the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Agreements or the Assigned Azul Viagens Agreements, and Azul shall not publish or otherwise make available to the Holders any such details, except to the Trustee such information (with names of counterparties to the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Agreements or the Assigned Azul Viagens Agreements redacted but shall be included in the Collateral Documents to the extent necessary for perfection purposes) as shall be necessary to verify calculations of Azul Fidelidade Receivables Coverage Covenant and the Azul Viagens Receivables Coverage Covenant.

(i)              Neither the Parent Guarantor nor any of its Subsidiaries shall be required to make publicly available any financial information in respect of the Azul Fidelidade Program (including Clube Azul), the Azul Viagens Business or the Azul Cargo Business. Any financial information required to be calculated in respect of the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business pursuant to the terms of this Indenture or the Collateral Documents shall be permitted to be calculated by or on behalf of the Obligors using management financial information and such information shall not be required to be subject to any audit or review procedures by an independent auditor.

Section 4.05       Counterparty Notification Requirements.

The Parent Guarantor and Azul Linhas shall procure that the payor in respect of any Assigned Azul Fidelidade Receivables (other than any Foreign Azul Fidelidade Card Receivables), Assigned Azul Viagens Receivables (other than any Foreign Azul Viagens Card Receivables), Assigned Azul Cargo Receivables and Designated Azul Cargo Credit Card and Debit Card Receivables (other than any Foreign Azul Cargo Card Receivables) is notified that the relevant receivables are subject to the relevant Fiduciary Assignment and shall be paid exclusively and directly into the relevant Collection Account, pursuant to the terms of the relevant Collateral

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Document. For the avoidance of doubt, (i) the aforementioned notifications shall not be required to be countersigned or otherwise acknowledged by the relevant payor, except where required by such contract to permit the Fiduciary Assignment, and (ii) the aforementioned notification requirement shall also apply with respect to any Assigned Azul Fidelidade Receivables, Assigned Azul Cargo Receivables, Assigned Azul Viagens Receivables and Designated Azul Cargo Credit Card and Debit Card Receivables (and the applicable payors thereof) arising after the Closing Date.

Section 4.06       Counterparty Consent Requirements.

Notwithstanding any provisions in the Transaction Documents, if any receivables that are to be subject to a Fiduciary Assignment from time to time (including any receivables acquired or arising after the Closing Date and in respect of any Additional Collateral) requires the consent of the relevant payor or counterparty in order for such receivables to be subject to the Fiduciary Assignment, then the Collateral interest in respect of such terms of such receivables shall take effect only upon the receipt by the Parent Guarantor or any of its Subsidiaries (as applicable) of such consent.

Section 4.07       Financial Covenant.

The Parent Guarantor shall maintain minimum Liquidity of (i) R$350,000,000 as of March 31, 2025, and (ii) R$500,000,000 as of June 30, 2025, and at the end of each fiscal quarter thereafter.

Section 4.08       Collection Accounts.

(a)             The Collection Accounts shall be in the name of an Obligor and subject to the Lien of the Applicable Collateral Representatives for the benefit of the Secured Parties and under the exclusive control of the Account Bank acting under the instructions of the Applicable Collateral Representatives, subject to the Intercreditor Agreement. The Account Bank shall have no right of set-off or counterclaim on account of claims against the Obligors, the Collateral Agents or any other person against the Collection Accounts or any other account established in connection with the Superpriority Notes, except for customary administrative items.

(b)             To the extent the Obligors or any of their Subsidiaries receives any payments that are required, pursuant to the terms of the relevant Collateral Document, to be paid directly into a Collection Account, into an account other than the applicable Collection Account, such Obligor shall deposit or cause such amounts to be deposited, as the case may be, directly into the applicable Collection Account within two Business Days after receipt and identification thereof.

(c)             Whether or not a Default or an Event of Default has occurred and is continuing, any amounts not required to be paid directly into a Collection Account pursuant to the terms of the relevant Collateral Document that are paid directly into a Collection Account in error will, following certification to the Account Bank and the Applicable Collateral Representatives to such effect, transferred by the Account Bank from the relevant Collection Account to the relevant Freeflow Account on the Business Day following receipt of such certification.

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(d)             The Obligors may or may cause any of their Subsidiaries (with written notice to the Account Bank and the Applicable Collateral Representatives) to deposit amounts into any Collection Account from time to time.

(e)             Notwithstanding anything herein to the contrary, at all times prior to a Remedies Direction, and so long as permitted by the terms of any Superpriority Secured Debt (including any required offers to prepay) at such time, funds on deposit in a Collection Account will be transferred by the Account Bank from such Collection Account to the relevant Freeflow Account on the Business Day following deposit thereof.

(f)              The Collection Accounts shall be blocked at all times and under the sole dominion and control of Account Bank acting under the instructions of the Applicable Collateral Representatives, subject to the terms of the Intercreditor Agreement.

(g)             At any time prior to a Remedies Direction or notice of Cash Control, the Obligors shall be entitled to instruct the Brazilian Collateral Agent to transfer any amounts in any Collection Account into the USD Blocked Account and the Obligors shall be permitted to maintain balances in the USD Blocked Account including, without limitation, for the purposes of the determining whether the Quarterly Freeflow Date has occurred as contemplated by the definition of Quarterly Freeflow Date.

(h)             Pending application, amounts retained in the Collection Accounts may be invested by the Account Bank (acting at the direction of the Brazilian Collateral Agent as instructed by the Parent Guarantor or other Obligor, it being understood and agreed that this may be a standing instruction) in Cash Equivalents that are both denominated and payable in Brazilian reais.

(i)              The Obligors may replace any Account Bank from time to time in accordance with the Transaction Documents, subject to valid and perfected Liens over the existing Collection Accounts remaining in place until valid and perfected Liens over the new Collection Accounts are established.

Section 4.09       Operation of the Azul Fidelidade Program, Azul Viagens Business and Azul Cargo Business.

(a)             Each Obligor (as applicable) agrees to honor Points according to the policies and procedures of the Azul Fidelidade Program and to otherwise, subject to cure, except to the extent that would not be reasonably expected to cause a Material Adverse Effect, and shall take any action permitted under the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Receivables and Assigned Azul Viagens Agreements and applicable law that it, in its reasonable business judgment, determines is advisable, in order to diligently and promptly (i) enforce its rights and any remedies available to it under the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Receivables and the Assigned Azul Viagens Agreements, (ii) perform its obligations under the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Receivables and the Assigned Azul Viagens Agreements and (iii) perform the obligations of any Obligor or their respective Subsidiaries under the Assigned Azul Fidelidade Agreements, Assigned Azul Cargo Receivables

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and the Assigned Azul Viagens Agreements, in each case except as would not reasonably be expected to result in a Material Adverse Effect.

(b)             The Obligors shall not, and the Parent Guarantor shall procure that its Subsidiaries shall not (i) substantially reduce the Azul Fidelidade Program or modify the terms of the Azul Fidelidade Program in any manner that would reasonably be expected to result in a Material Adverse Effect, or (ii) change the policies and procedures of the Azul Fidelidade Program except to the extent that such change would not be reasonably expected to cause a Material Adverse Effect.

(c)             For the avoidance of doubt, Azul and its Subsidiaries shall have the sole and absolute discretion to (i) modify the features or terms of Clube Azul membership, or (ii) to exit from, terminate, cancel or otherwise discontinue Clube Azul.

(d)             Each applicable Obligor shall maintain in effect commercially reasonable privacy and data security policies. Without limiting the generality of the foregoing, except as would not reasonably be expected to result in a Material Adverse Effect, each applicable Obligor shall comply in all material respects and shall cause each of its Subsidiaries and each of its Third Party Processors to be in compliance in all material respects with (i) all internal privacy policies and privacy policies contained on any websites maintained by or on behalf of each Obligor or such Subsidiary and such policies are accurate, not misleading and consistent with the actual practices of each such Obligor, (ii) all applicable Data Protection Laws with respect to Personal Data of the United States, the State of California, the United Kingdom, the Cayman Islands, the European Union and Brazil and (iii) its contractual commitments and obligations regarding Personal Data.

(e)             Notwithstanding any other provision in the Transaction Documents, the Parent Guarantor and its Subsidiaries shall be permitted, in their sole and absolute discretion, to change any aspect of the branding of, or to rebrand, the Azul Fidelidade Program, the Azul Viagens Business and/or the Azul Cargo Business; provided that, for clarity, the modified, replacement or successor branding shall be included in the Contributed Intellectual Property; and provided, further, that such change would not reasonably be expected to cause a Material Adverse Effect.

Section 4.10       Maintenance of Rating.

The Obligors shall use commercially reasonable efforts to obtain, and shall cooperate with the Rating Agencies in obtaining, a rating for the Superpriority Notes from any two Rating Agencies; provided that the Obligors shall have no obligation to obtain any such rating prior to the date that is two months after the Closing Date. To the extent obtained, the Obligors shall use commercially reasonable efforts to cause the Superpriority Notes to be continuously rated by any two Rating Agencies but shall not be required to obtain any specific rating. The Obligors shall use commercially reasonable efforts to provide the relevant Rating Agencies (at their sole expense) such reports, records and documents as such Rating Agency shall reasonably request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of any contractual or legal obligation of an Obligor; provided that the failure by any Obligor to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

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Section 4.11       Limitation on Certain Investments.

(a)             The Issuer shall not, directly or indirectly, make any Investment other than an Investment specified in clauses (1) through (7) of the definition of Permitted Investment.

(b)             The Parent Guarantor shall not, and shall not permit any of its Subsidiaries (other than the Issuer) to, directly or indirectly, make any Investment other than a Permitted Investment.

(c)             The Parent Guarantor shall not, and shall not permit any of its Subsidiaries to, make any Investment to create or acquire, or in furtherance or support of, or own or operate, any Loyalty Program (for the avoidance of doubt, other than the Azul Fidelidade Program) or Travel Package Business (for the avoidance of doubt, other than the Azul Viagens Business) other than (i) a Permitted Acquisition Loyalty Program or a Permitted Acquisition Travel Package Business, or (ii) solely in connection with a Permitted Change of Control and on or after such Permitted Change of Control, a Loyalty Program or Travel Package Business of a Permitted Business Combination Entity (provided that such Investment and any transactions related thereto comply with the Required Cross Group Conditions), in each of the foregoing cases, in compliance with the terms of this Indenture.

(d)             Notwithstanding anything contained in this Indenture or in the Superpriority Notes, no Azul Group Entity shall Guarantee any Indebtedness or any other obligations of any Permitted Business Combination Entity.

Section 4.12       Incurrence of Indebtedness.

(a)             The Parent Guarantor shall not, and shall not permit the Issuer or any other Subsidiary to, directly or indirectly, create, incur, assume or guaranty or otherwise become or remain directly or indirectly liable with respect to any Indebtedness other than the following:

(i)              (1) Indebtedness existing on the Closing Date (other than Indebtedness described in clauses (iv) and (v)), (2) Indebtedness incurred pursuant to the payment-in-kind of interest or additional amounts in respect thereof, to the extent the Parent Guarantor or any of its Subsidiaries is permitted to pay such payment-in-kind interest pursuant to the terms of such Indebtedness in effect as of the Closing Date (including PIK Superpriority Notes), (3) Indebtedness pursuant to the Convertible Debentures outstanding on the Closing Date, plus any increase in Indebtedness pursuant to the transactions contemplated by the Transaction Support Agreement; and (4) Indebtedness to be incurred pursuant to the issuance of the 1L Consent Exchangeable Notes and the Second Out Exchangeable Notes (including the payment-in-kind of interest or additional amounts in respect thereof in compliance with the terms of the Second Out Exchangeable Notes in effect on the issue date thereof);

(ii)            Indebtedness arising from customary indemnification or other similar obligations under the Transaction Documents and the other agreements entered into on the Closing Date in connection therewith (or permitted replacements or amendments thereto that do not expand the scope of the obligations thereunder);

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(iii)          Indebtedness of the Issuer or any Subsidiary owed to the Parent Guarantor, the Issuer or any other Subsidiary; provided that (x) any Indebtedness owed to any Subsidiary that is not an Obligor (A) shall be subordinated to the Secured Obligations as contemplated by Section 10.01 and (B) shall not exceed an aggregate outstanding principal amount of US$1.0 million, (y) upon any such Subsidiary ceasing to be a Subsidiary or such Indebtedness being owed to any Person other than the Parent Guarantor, the Issuer or any other Subsidiary, the Parent Guarantor, the Issuer or such other Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (iii); and

(iv)           Indebtedness outstanding from time to time under the credit agreement dated May 27, 2024 entered into between Azul Investments, as borrower, and the Parent Guarantor and Azul Linhas, as guarantors, and Citibank, N.A., the proceeds of which are used for engine maintenance, and any refinancing thereof incurred in compliance with clauses (3) and (4) within the definition of Required Debt Terms in the maximum aggregate principal amount at any time outstanding not to exceed US$210.0 million;

(v)             Specified Debt; provided that (x)(I) the Specified Debt described in clause (i) of the definition of Specified Debt shall be unsecured and (II) Indebtedness described in clauses (ii) and (iii) of the definition of Specified Debt shall only be secured by Liens described in clause (15) of the definition of Permitted Liens, (y) in respect of any Specified Debt incurred on or prior to July 1, 2026, (I) the aggregate principal amount of all Specified Debt outstanding shall not to exceed the Specified Debt Cap, (II) no Default or Event of Default has occurred, is continuing or would result therefrom and (z) solely with respect to Indebtedness described in clause (ii) of the definition of Specified Debt that does not constitute a Qualified Receivables Transaction or that is for working capital purposes and that is not secured by Credit and Debit Card Receivables, after July 1, 2026, on a pro forma basis, including after giving effect to such incurrence, the Total Leverage Ratio (calculated, for the purposes of this paragraph (v), excluding current and long-term leases (as determined in accordance with IFRS)) is equal to or less than 3.5 to 1.00;

(vi)           Hedging Obligations; provided that such agreements (x) are entered into in the ordinary course of business solely to protect such Person against fluctuations in foreign currency exchange rates, interest rates, or commodity prices and (y) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates, interest rates, or commodity prices or by reason of fees, indemnities and compensation payable thereunder;

(vii)         Aircraft Financing;

(viii)       Permitted Refinancing Indebtedness of Indebtedness incurred under clauses (i) (other than the Superpriority Notes, including any Indebtedness incurred

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pursuant to the payment-in-kind of interest or additional amounts in respect thereof and the Superiority Note Guarantees), (viii), (ix) or (xi) hereof;

(ix)           on and after July 1, 2025, unsecured Indebtedness that (x) matures at least 91 days after the Maturity Date, (y) that does not have any scheduled amortization or mandatory prepayments of principal prior to the Maturity Date and (z) is not issued, borrowed or guaranteed by any Person who does not guarantee the Superpriority Notes; provided that on a pro forma basis, including after giving effect to such incurrence, the Total Leverage Ratio (calculated, for the purposes of this paragraph (ix), excluding current and long-term leases (as determined in accordance with IFRS)) is equal to or less than 3.5 to 1.00;

(x)             Indebtedness incurred in connection with commercial letters of credit, bankers’ assurances or acceptances, surety bonds, insurance bonds and similar instruments entered into in the ordinary course of business (and reimbursement and backstop obligations in connection therewith) in an aggregate amount not to exceed US$800 million at any one time outstanding; provided that such Indebtedness under this clause (x) may only be secured by Liens on cash and on assets other than the Collateral;

(xi)           Indebtedness of any other Person existing at the time such other Person is acquired by an Azul Group Entity, including by way of a merger, amalgamation or consolidation or becomes a Subsidiary of the Parent Guarantor in connection with any acquisition or Investment permitted pursuant to Section 4.11; provided that (x) on a pro forma basis, after giving effect to such transaction or series of related transactions, the Total Leverage Ratio, calculated as of the last day of the Calculation Period most recently ended for which financial statements are available is not greater than 4.40 to 1.00 and (y) such Indebtedness was not incurred in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation;

(xii)         Indebtedness incurred by Receivables Subsidiaries pursuant to Qualified Receivables Transactions; provided that the outstanding amount of Indebtedness incurred pursuant to this clause (xii) does not exceed an amount equal to US$2.0 billion less the aggregate principal amount of Indebtedness described in clause (ii) of the definition of Specified Debt that is secured by Liens on Credit and Debit Card Receivables;

(xiii)       Lessor Notes in an aggregate principal amount not to exceed U.S.$370,490,204 (being the outstanding aggregate principal amount on the Closing Date);

(xiv)       to the extent constituting Indebtedness (1) Pre-paid Points Purchases (other than any Blocked Pre-paid Points Purchase), so long as (A) the aggregate amount of Points purchased or other Indebtedness incurred in connection with such Pre-paid Points Purchases (other than Blocked Pre-paid Points Purchases) during the same fiscal year does not exceed 8% of the Azul Fidelidade Gross Billings for

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the four most recently completed Quarterly Reporting Periods (the “Permitted Pre-paid Points Basket Amount”), (B) the net proceeds of such Pre-paid Points Purchases (other than a Blocked Pre-paid Points Purchase) are paid directly to the Azul Fidelidade Receivables Deposit Account, (C) such sale is non-refundable and non-recourse to the IP Parties, and (D) the Indebtedness related thereto (if any) is unsecured or secured by assets of the Parent Guarantor or its Subsidiaries (other than the IP Parties) that do not constitute Shared Collateral; and (2) any Blocked Pre-paid Points Purchase; and

(xv)         Indebtedness of any Permitted Business Combination Entity; provided that (x) such Indebtedness complies with the Required Cross Group Conditions and (y) Permitted Business Combination Entities may only incur Indebtedness in reliance on this clause (xv).

(b)             Notwithstanding any other provision of the Transaction Documents, Indebtedness incurred pursuant to the provision described above can be denominated in, and be payable in, any currency.

(c)             For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness incurred pursuant to and in compliance with this covenant: (i) the outstanding principal amount of any item of Indebtedness (including any guarantees of Indebtedness) will be counted only once; and (ii) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d)             Notwithstanding any other provision of this covenant, no Obligor shall, with respect to any outstanding Indebtedness incurred, be deemed to be in violation of this covenant solely as a result of fluctuations in the exchange rates.

(e)             For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a non-U.S. currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred or, in the case of revolving credit Indebtedness, first committed.

Section 4.13       Blocked Pre-paid Points Purchase

(a)             If the Parent Guarantor or any of its Subsidiaries enters into any Pre-paid Points Purchase in compliance with the provisions of the paragraph below, then such Pre-paid Points Purchase shall be deemed to be a “Blocked Pre-paid Points Purchase”.

(b)             In order for a Pre-paid Points Purchase to constitute a Blocked Pre-paid Points Purchase, (i) the net proceeds of such Pre-paid Points Purchase (less any Permitted Basket Net Proceeds) shall be paid directly by the payor into the BRL Blocked Account (a “Blocked Pre-paid Amount”), and (ii) within five Business Days following the payment of such net proceeds into the BRL Blocked Account, Azul Linhas shall deliver to the Trustee and each Collateral Agent an Officer’s Certificate (a “Price-per-Point Certificate”) certifying the price (in Brazilian reais) per Point (a “Pre-paid Point”) paid by the relevant counterparty under the relevant Azul Fidelidade

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Agreement in connection with such Blocked Pre-paid Points Purchase (the “Price-per-Point”). The counterparty shall disclaim in writing any rights to the BRL Blocked Account and the funds contained therein, and Azul Linhas shall so certify in the Price-per-Point Certificate. Notwithstanding the foregoing, the Parent Guarantor and its Subsidiaries shall be permitted to designate (in the relevant Price-per-Point Certificate) a portion of any Net Proceeds of a Blocked Pre-paid Points Purchase as “Permitted Basket Net Proceeds” if the Permitted Pre-paid Points Basket Amount would not be exceeded calculated as of the date of such Price-per-Point Certificate after taking into account all previous Pre-Paid Points Purchases in the relevant period. The Parent Guarantor or any of its Subsidiaries shall procure that any Permitted Basket Net Proceeds so designated are paid directly by the payor into the Azul Fidelidade Receivables Deposit Account and such Permitted Basket Net Proceeds shall constitute Pre-paid Points Purchases (and not Blocked Pre-paid Points Purchases).

(c)             The terms of the relevant Fiduciary Assignment and the related Account Control Agreement in respect of the BRL Blocked Account will require that any Blocked Pre-paid Amount shall remain on deposit in the BRL Blocked Account until the Brazilian Collateral Agent receives, on one or more occasions, a Points Allocation Officer’s Certificate. Within one Business Day following receipt of a Points Allocation Officer’s Certificate, the Brazilian Collateral Agent shall instruct the Account Bank to cause that the relevant Points Allocation Release Amount is transferred from the BRL Blocked Account to the Azul Fidelidade Receivables Deposit Account. For the avoidance of doubt, Azul Linhas shall be permitted to deliver more than one Points Allocation Officer’s Certificate in respect of any Blocked Pre-paid Amount.

(d)             As used above, a “Points Allocation Officer’s Certificate” means any Officer’s Certificate of Azul Linhas delivered to the Trustee and each Collateral Agent (i) certifying that the relevant counterparty under the relevant Azul Fidelidade Agreement in connection with a Blocked Pre-paid Points Purchase has allocated a specified number of Pre-paid Points to its underlying customers and attaching documents, such as an control spreadsheet with Personal Data removed, evidencing such allocation (the “Allocated Points”), (ii) certifying the Price-per-Point in respect of such Pre-paid Points, and (iii) instructing the Brazilian Collateral Agent to instruct the Account Bank to cause that an amount in Brazilian reais on deposit in the BRL Blocked Account equal the number of Allocated Points multiplied by the Price-per-Point (together with the pro rata share of any investment income in the BRL Blocked Account in respect of such amount) (the “Points Allocation Release Amount”) be transferred from the BRL Blocked Account to the Azul Fidelidade Receivables Deposit Account.

(e)             For reasons of commercial confidentiality, the Holders shall not be entitled to request a copy of any Price-per-Point Certificate or any Points Allocation Officer’s Certificate or any numerical calculations set forth therein.

(f)              The terms of the relevant Fiduciary Assignment and the related Account Control Agreement in respect of the BRL Blocked Account will permit the Account Bank shall, at the direction of Azul Linhas, to direct the Brazilian Collateral Agent to invest any balance in the BRL Blocked Account in Cash Equivalents.

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Section 4.14       Limitation on Restricted Payments.

(a)             The Parent Guarantor will not, and will not permit any of its Subsidiaries (other than any Permitted Business Combination Entity) to, directly or indirectly, take any of the following actions:

(i)              declare or pay any dividend or make any distribution on the Capital Stock of the Parent Guarantor or any of its Subsidiaries to holders of such Capital Stock, other than:

(A)           dividends or distributions payable in Qualified Capital Stock of the Parent Guarantor or any of its Subsidiaries;

(B)           dividends or distributions payable to the Parent Guarantor or any of its Subsidiaries; or

(C)           dividends or distributions made on a pro rata basis to the Parent Guarantor or any of its Subsidiaries, on the one hand, and minority holders of Capital Stock of a direct or indirect Subsidiary of the Parent Guarantor, on the other hand (or on a less than pro rata basis to any minority holder);

(ii)            purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Parent Guarantor;

(iii)          make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value (collectively for purposes of this clause (iii), a “purchase”) any Indebtedness (excluding (i) any intercompany Indebtedness between or among the Parent Guarantor and any of the Guarantors, (ii) any Permitted Lessor Notes Transaction, (iii) the Specified Working Capital Facility, (iv) any Specified Debt or any Aircraft Financing, and (v) the refinancing of any Indebtedness or AerCap Secured Obligations permitted to be refinanced pursuant to Section 4.12 that is refinanced in accordance with the terms thereof), except for any scheduled payment of interest, scheduled payment of principal or any premium required to be paid under the terms of such Indebtedness in connection therewith; or

(iv)           make any Restricted Investment,

(all such payments and other actions set forth in clauses (i) to (iv) above being collectively referred to as “Restricted Payments”).

(b)             Notwithstanding anything to the contrary in clause (a) above, the provisions of clause (a) above shall not prohibit (and the Parent Guarantor and its Subsidiaries shall be permitted, directly or indirectly, to undertake) any or all of the following:

(i)              the declaration and payment of the minimum mandatory dividend (dividendo mínimo obrigatório) established, where applicable, in the by-laws of the

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Parent Guarantor or any of its Subsidiaries in effect on the Closing Date, in accordance with article 202 of the Brazilian Federal Law No. 6404/76, including any interest on equity (juros sobre o capital próprio) paid for the purposes of the minimum mandatory dividend (and deducted from the minimum mandatory dividend), provided that the Board of Directors of the Parent Guarantor or such Subsidiary have not determined that any such payment of mandatory dividends would be inadvisable given the financial condition of the Parent Guarantor or such Subsidiary (the “Permitted Brazilian Dividends”);

(ii)            the repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Parent Guarantor or any of its Subsidiaries held by any current or former officer, director, member, consultant or employee (or their estates or beneficiaries of their estates) of the Parent Guarantor or any of its Subsidiaries pursuant to any management equity plan or equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement, arrangement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed US$15 million (or the equivalent thereof in other currencies at the time of determination) in any twelve-month period; provided that the Parent Guarantor or any of its Subsidiaries may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, up to US$10 million (or the equivalent thereof in other currencies at the time of determination) of unutilized capacity under this clause (ii) attributable to the immediately preceding twelve-month period;

(iii)          repurchases of Capital Stock or other Restricted Payments deemed to occur upon (i) the exercise of stock options, warrants or other securities convertible or exchangeable into Capital Stock or any other securities, to the extent such Capital Stock represents all or a portion of the exercise price thereof, or (ii) the withholding of a portion of Capital Stock issued to current or former officer, director, member, consultant or employee (or their estates or beneficiaries of their estates) under any management equity plan or equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement, arrangement or plan of the Parent Guarantor or its Subsidiaries to cover withholding tax obligations of such persons in respect of such issuance;

(iv)           payments of cash, dividends, distributions, advances, Capital Stock or other Restricted Payments by the Parent Guarantor or any of its Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise, conversion or exchange (as applicable) of stock options, warrants or securities or exchangeable into Capital Stock of the Parent Guarantor;

(v)             Restricted Payments in respect of any restricted stock units or other instruments or rights whose value is based in whole or in part on the value of any Capital Stock of the Parent Guarantor or any of its Subsidiaries issued to any current or former officer, director, member, consultant or employee of the Parent Guarantor or any of its Subsidiaries;

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(vi)           any repurchase, redemption, acquisition, exchange, retirement for value, discharge or cancellation pursuant to the mandatory exchange provisions of the New First Out Notes and the New Second Out Notes, in each case as in effect on the Closing Date;

(c)             Notwithstanding the foregoing, none of the Parent Guarantor nor its Subsidiaries shall make any Restricted Payment or Permitted Investment of any Collateral.

(d)             In the case of any Restricted Payment that is not in cash, the amount of such non-cash Restricted Payment will be the Fair Market Value on the date of such Restricted Payment of the property, assets or securities proposed to be paid, transferred or issued by the Parent Guarantor or the relevant Subsidiary of the Parent Guarantor, as the case may be, pursuant to such Restricted Payment.

(e)             Subject to compliance with applicable law, the Parent Guarantor agrees not to propose to its shareholders that the by-laws of the Parent Guarantor be amended to increase the minimum mandatory dividend (dividendo mínimo obrigatório) above the minimum mandatory dividend (dividendo mínimo obrigatório) in the by-laws of the Parent Guarantor in effect on the Closing Date.

Section 4.15       Limitation on Liens.

(a)             The Obligors will not, and will not permit any of their respective Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset that constitutes the Shared Collateral, except Permitted Collateral Liens.

(b)             The Obligors will not, and will not permit any of their respective Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset that constitutes the Non-Shared Collateral, other than a Lien specified in clauses (1), (3) through (9) and (11) of the definition of Permitted Collateral Liens.

(c)             The Obligors will not, and will not permit any of their respective Subsidiaries (other than the IP Parties or any Permitted Business Combination Entity) to, directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset that does not constitute the Collateral, other than Permitted Liens.

(d)             The IP Parties will not, directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset that does not constitute the Collateral, other than a Lien specified in clauses (1) through (7) of the definition of Permitted Liens.

(e)             The Permitted Business Combination Entities will not, directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset that does not constitute the Collateral, other than a Lien specified in clause (19) of the definition of Permitted Liens.

(f)              Notwithstanding anything contained in this Indenture or in the Superpriority Notes, no assets or property of any Azul Group Entity shall secure any Indebtedness or any other obligations of any Permitted Business Combination Entity.

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Section 4.16       Limitation on Transactions with Affiliates.

(a)             The Parent Guarantor shall not, and shall not permit any of its Subsidiaries (other than any Permitted Business Combination Entity), to enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service), involving aggregate consideration in excess of US$5.0 million, with, or for the benefit of, any Affiliate of the Parent Guarantor or any of its Subsidiaries (it being understood that Permitted Business Combination Entities shall be deemed to be Affiliates for these purposes), other than the Parent Guarantor or any of its Subsidiaries (other than the Permitted Business Combination Entities) (an “Affiliate Transaction”) unless (i) such Affiliate Transaction is approved by the Board of Directors of the Parent Guarantor and, in the case of Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, the Parent Guarantor shall have obtained a favorable opinion as to the fairness of such Affiliate Transaction to the Parent Guarantor and any such Subsidiary, as applicable, from an independent financial advisor prior to the consummation thereof, and (ii) the terms of the Affiliate Transaction are no less favorable to the Parent Guarantor or any of its Subsidiaries than those that could be obtained at the time of the Affiliate Transaction in arm’s length dealings with a person who is not an Affiliate.

(b)             The following transactions will be deemed to not be Affiliate Transactions, and therefore will not be subject to the provisions of this covenant: (i) the issuance of Qualified Capital Stock to Affiliates of the Parent Guarantor or any of its Subsidiaries, (ii) any employment agreement, confidentiality agreement, non-competition agreement, incentive plan, employee stock option agreement, long-term incentive plan, profit sharing plan, employee benefit plan, indemnification agreement, union agreement, collective bargaining agreement or any similar arrangement entered into with or for the benefit of any employee, officer, director or consultant by the Parent Guarantor or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto, (iii) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in the ordinary course of business or transactions with joint ventures, alliances or alliance members entered into in the ordinary course of business, (iv) transactions between or among the Parent Guarantor and/or its Subsidiaries or transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment, and (v) upon and after the occurrence of a Permitted Change of Control Effective Date, any Permitted Group Transaction; provided that any transaction involving both a Permitted Business Combination Entity and an Azul Group Entity shall only be permitted if such transaction is described by clause (b)(v) or if such transaction is in compliance with clause (a).

Section 4.17       Restrictions on Dispositions of Assets.

(a)             The Parent Guarantor shall not, directly or indirectly sell or otherwise Dispose of, or permit any of its Subsidiaries (other than the IP Parties or any Permitted Business Combination Entity) to sell or otherwise Dispose of, any property or assets of the Parent Guarantor or its Subsidiaries (other than any Permitted Business Combination Entity), except for a Permitted Disposition. The IP Parties will not, directly or indirectly sell or otherwise Dispose of, any property or assets, except pursuant to a Disposition specified in clauses (1) through (7) of “Permitted Disposition”. The Permitted Business Combination Entities will not, directly or indirectly sell or otherwise Dispose of, any property or assets, except pursuant to a Disposition (i) specified in

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clauses (3), (4), (6) – (10), and (12) – (19) of “Permitted Disposition” or (ii) made pursuant to any contractual or other legal or regulatory obligation existing on the Permitted Change of Control Effective Date. Notwithstanding anything to the contrary herein (other than Section 4.17(b)), the Parent Guarantor shall not, directly or indirectly sell or otherwise Dispose of, or permit any of its Subsidiaries to sell or otherwise Dispose of any property or assets to a Subsidiary that is not a Guarantor of the Superpriority Notes that has been excluded in reliance on clause (b) of the definition of Excluded Subsidiary.

(b)             Notwithstanding anything contained in this Indenture or in the Superpriority Notes, no transaction shall result in the assets or property of any Azul Group Entity being sold or otherwise Disposed of to any Permitted Business Combination Entity, except to the extent sale or other Disposition is pursuant to a Permitted Group Transaction.

Section 4.18       Restrictions on Business Activities.

(a)             The Parent Guarantor will not, and will not permit any of its Subsidiaries (other than the IP Parties) to, engage in any business other than the Permitted Business, except to such extent as would not reasonably be expected to have a Material Adverse Effect on the Parent Guarantor and its Subsidiaries taken as a whole.

(b)             The IP Parties will not engage in any business other than the Permitted IP Party Business.

(c)             Other than as required or permitted by the Transaction Documents, the IP Parties have not and shall not:

(i)              engage in any business or activity other than (A) the purchase, receipt, management and sale of Shared Collateral; provided that in no event shall any IP Party purchase, receive, manage or sell real property, (B) the transfer and pledge of Shared Collateral pursuant to the terms of the Collateral Documents and the Secured Debt Documents, (C) the entry into and the performance under the Transaction Documents to which it is a party and (D) such other activities as are incidental thereto;

(ii)            acquire or own any material assets other than (A) the Shared Collateral; provided that in no event shall any IP Party acquire or own real property, or (B) incidental property as may be necessary or desirable for the operation of any IP Party and the performance of its obligations under the Transaction Documents to which it is a party and the Secured Debt Documents;

(iii)          (A) merge into or consolidate with any Person or dissolve, terminate or liquidate in whole or in part, transfer or otherwise dispose of all or substantially all of its assets, or (B) change its legal structure, or jurisdiction of incorporation, unless, in connection with any of the foregoing, such action shall result in the substantially contemporaneous occurrence of the discharge of the Secured Obligations;

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(iv)           except as otherwise permitted under clause (iii) above, fail to preserve its existence as an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(v)             form, acquire or own any Subsidiary (other than another IP Party that is a wholly-owned Subsidiary of such IP Party), own any Equity Interests in any other entity, or make any Investment in any Person other than to the extent permitted in its memorandum and articles;

(vi)           except as contemplated in the Superpriority Notes Documents, commingle its assets with the assets of any of its Affiliates, or of any other Person;

(vii)         incur any Indebtedness other than (i) Secured Debt permitted by the terms of the Secured Debt Documents and (iii) ordinary course contingent obligations under or any terms thereof any Transaction Documents (such as customary indemnities to fronting banks, administrative agents, collateral agents, depository banks, escrow agents, etc.);

(viii)       become insolvent or fail to pay its debts and liabilities from its assets as the same shall become due in the ordinary course of business;

(ix)           fail to maintain its records, books of account and bank accounts separate and apart from those of any other Person;

(x)             enter into any contract or agreement with any Person, except (A) the Transaction Documents and the Secured Debt Documents to which it is a party, (B) organizational documents and (C) other contracts or agreements that (x) are upon terms and conditions that are commercially reasonable and substantially similar to those that would be available on an arm’s-length basis with third parties other than such Person and (y) contain non-recourse and non-petition covenants with respect to the any IP Party consistent with the provisions set forth in this Indenture;

(xi)           seek its dissolution or winding up in whole or in part;

(xii)         fail to use commercially reasonable efforts to correct promptly any material known misunderstandings regarding the separate identities of any IP Party, on the one hand, and any Affiliate thereof or any other Person, on the other hand;

(xiii)       except pursuant to the Transaction Documents, the Secured Debt Documents, guarantee, become obligated for, or hold itself out to be responsible for the Indebtedness of another Person;

(xiv)       fail, in any material respect, either to hold itself out to the public as a legal entity separate and distinct from any other Person or to conduct its business, solely in its own name in order not (i) to mislead others as to the identity of the Person with which such other party is transacting business, or (ii) to suggest that it is responsible for the Indebtedness of any third party (including any of its principals

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or Affiliates (other than as contemplated or required pursuant to the Transaction Documents));

(xv)         fail, to the extent of its own funds (taking into account the requirements in the Transaction Documents), to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its business operations as contemplated by the Transaction Documents;

(xvi)       except as may be required or permitted by applicable Tax law, hold itself out as or be considered as a department or division of (i) any of its principals or Affiliates, (ii) any Affiliate of a principal or (iii) any other Person;

(xvii)     fail to maintain adequate books and records; provided that the IP Parties’ assets may be included in a consolidated financial statement of its Affiliates so long as appropriate notation shall be made on such consolidated financial statements to indicate the separateness of the IP Parties from such Person and to indicate that the IP Parties’ assets and credit are not available to satisfy the Indebtedness and other obligations of such Person or any other Person except for Indebtedness incurred and other obligations pursuant to the Transaction Documents and the Secured Debt Documents;

(xviii)    fail to pay its own separate liabilities and expenses only out of its own funds;

(xix)       maintain, hire or employ any individuals as employees;

(xx)         acquire the obligations or securities issued by its Affiliates or members (other than any Equity Interests of another IP Party that is a wholly-owned Subsidiary of such IP Party);

(xxi)       fail to allocate fairly and reasonably any overhead expenses that are shared with an Affiliate, including paying for office space and services performed by any employee of an Affiliate;

(xxii)     pledge its assets to secure the obligations of any other Person other than pursuant to the Transaction Documents and the Secured Debt Documents;

(xxiii)    fail to have such Independent Directors as are required under Section 4.19;

(xxiv)    (A) institute proceedings to be adjudicated bankrupt or insolvent, (B) institute or consent to the institution of bankruptcy or insolvency proceedings against it, (C) file a petition seeking or consent to reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency, (D) seek or consent to the appointment of a receiver, liquidator, provisional liquidator, assignee, trustee, sequestrator, collateral agent, restructuring officer or any similar official for any IP Party, (E) make any general assignment for the benefit of any IP

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Party’s creditors, (F) admit in writing its inability to pay its debts generally as they become due, or (G) take any corporate action to approve any of the foregoing; or

(xxv)      fail to file its own Tax returns separate from those of any other Person (to the extent any such Tax returns are required to be filed required under applicable law).

Section 4.19       Independent Directors of the IP Parties.

(a)             No IP Party shall fail for seven (7) consecutive Business Days to have at least one Independent Director.

(b)             Pursuant to this Indenture and each IP Party’s Specified Organizational Document, no IP Party shall vote upon, or hold any vote on, any “Material Action” (as defined in the Specified Organizational Document of such IP Party) unless such IP Party has one Independent Director at such time and such Independent Director is present for such vote (where applicable) or has consented to the action which is the subject-matter of such vote.

(c)             Any “Material Action” (as defined in the Specified Organizational Document of such IP Party) shall require the affirmative vote of such Independent Director for such IP Party.

(d)             No IP Party shall fail to have a special share in issue which is held by the Special Shareholder, and no shareholder resolution on the commencement of voluntary bankruptcy, insolvency, liquidation (including provisional liquidation), restructuring or winding-up proceedings of such IP Party, or for any amendment to the constitutional documents of such IP Party shall be passed by, or with respect to, any IP Party without the affirmative vote of the Special Shareholder of such IP Party.

Section 4.20       Financial Statements and Other Reports.

(a)             From and after the Closing Date, Azul shall furnish to the Trustee:

(i)              an English language version of the Parent Guarantor’s annual audited consolidated financial statements prepared in accordance with IFRS promptly upon such financial statements becoming available but not later than 120 days after the close of its fiscal year;

(ii)            an English language version of the Parent Guarantor’s unaudited interim condensed consolidated financial statements prepared in accordance with IFRS promptly upon such statements becoming available but not later than 60 days after the close of each fiscal quarter (other than the last fiscal quarter of its fiscal year);

(iii)          without duplication, English language versions or summaries of such other reports or notices as may be filed or submitted by (and promptly after filing or submission by) the Guarantors with (a) the CVM or (b) the SEC (in each case, to the extent that any such report or notice is generally available to security

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holders of the Parent Guarantor or the public in Brazil or elsewhere and, in the case of clause (b), is filed or submitted pursuant to Rule 12g3-2(b) under, or Section 13 or 15(d) of, the Exchange Act, or otherwise);

(iv)           within 90 days after the end of the fiscal year, a certificate of a Responsible Officer of the Parent Guarantor certifying that, to the knowledge of such Responsible Officer, no Event of Default has occurred and is continuing, or, if, to the knowledge of such Responsible Officer, such Event of Default has occurred and is continuing, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto;

(v)             no later than 45 days after the end of each Quarterly Reporting Period (or, in respect of the last Quarterly Reporting Period of its fiscal year, 60 days), a certificate of a Responsible Officer of the Parent Guarantor, certifying the Liquidity as of the last day of such Quarterly Reporting Period;

(vi)           on each (a) Allocation Date, an Allocation Date Statement and (b) no later than ten Business Days following the start of each Quarterly Reporting Period, a Quarterly Freeflow Threshold Statement, in each case to the Trustee and the U.S. Collateral Agent and the Brazilian Collateral Agent. The Trustee may, prior to the related Distribution Date, provide notice to the Issuer and the U.S. Collateral Agent and the Brazilian Collateral Agent of any information contained in the Allocation Date Statement that the Trustee believes to be incorrect. If the Trustee provides such a notice, the Issuer shall use its reasonable efforts to resolve the discrepancy and provide an updated Allocation Date Statement on or prior to the related Distribution Date. If the discrepancy is not resolved and a replacement Allocation Date Statement is not received by the Trustee prior to the payment of available funds on the related Distribution Date pursuant to the provisions of the Payment Waterfalls and it is later determined that the information identified by the Trustee as incorrect was in fact incorrect and such error resulted in a party receiving a smaller distribution on the Distribution Date than they would have received had there not been such an error, then the Issuer shall indemnify such party for such shortfall. For the avoidance of doubt and, notwithstanding anything to the contrary in this Indenture or in any Collateral Document, the Trustee shall have no obligation to inquire into, investigate, verify or perform any calculations in connection with an Allocation Date Statement or notice from the Trustee in respect of the same; it being understood and agreed that the Trustee shall be entitled to conclusively rely, and shall not be liable for so relying, on the Allocation Date Statement last received by it on or prior to each Distribution Date and the Trustee shall have no obligation, responsibility or liability in connection with any indemnification payment of the Issuer pursuant to the immediately preceding sentence;

(vii)         as soon as possible, and in any event within 15 Business Days after the Chief Financial Officer or the Treasurer of Azul becoming aware of the occurrence of a Default or an Event of Default that is continuing, an Officer’s Certificate specifying such Default or Event of Default and what action the Parent

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Guarantor and its Subsidiaries are taking or propose to take with respect thereto; and

(viii)       any other reports required to be delivered pursuant to the requirements of the Intercreditor Agreement at the same time such reports are delivered as required thereunder.

(b)             In no event shall the Trustee be entitled to inspect, receive and make copies of materials (except in connection with any enforcement or exercise of remedies in the case of clause (A)) (A) that constitute non-registered Intellectual Property, Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data or non-financial proprietary information, (B) in respect of which disclosure to the Trustee, any Collateral Agent or any Holder (or their respective representatives or contractors) is prohibited by law or any binding agreement (or would otherwise cause a breach or default thereunder) or (C) that are subject to attorney client or similar privilege or constitute attorney work product.

(c)             The requirement for the Parent Guarantor to deliver to the Trustee the information or reports referred to in clauses (i) through (iii) above shall be deemed satisfied if such information or report has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system (or any successor method of filing) or if such information or report is made available on the Parent Guarantor’s website (and the Parent Guarantor shall provide the relevant URL to the Trustee upon request).

(d)             The requirement for the Parent Guarantor to deliver to the Trustee the information, reports or certificates referred to in clauses (iv) through (viii) above shall be deemed satisfied if, at its option, the Parent Guarantor (A) files such information, reports or certificates with the SEC through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system (or any successor method of filing) or if such information report is made available on the Parent Guarantor’s website (and the Parent Guarantor shall provide the relevant URL to the Trustee upon request), and (B) provides written notice to the Trustee that such information, reports or certificates have been so filed or made available.

(e)             In addition, any information required to be delivered pursuant to this Indenture to the Trustee pursuant to clauses (i) through (viii) above may, at the option of the Parent Guarantor, be made available by the Trustee to the Holders by posting such information on the Parent Guarantor’s website at a website address to be notified to the Holders from time to time.

(f)              The Trustee shall have no responsibility to determine if and when any information, reports or certificates have been made available online. Delivery of reports, information and documents to the Trustee is for informational purposes only and its receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including compliance by the Issuer, Guarantor or any other Person with any of its covenants under this Indenture or the Superpriority Notes (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates). The Trustee shall have no liability or responsibility for the content, filing or timeliness of any report or other information delivered, filed or posted under or in connection with this Indenture, the other Transaction Documents or the transactions contemplated thereunder. The

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Trustee has no duty to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to matters disclosed in any reports or other documents filed with the SEC or EDGAR or any website under this Indenture.

Section 4.21       IP Agreements.

The Obligors shall not terminate, amend, waive, supplement or otherwise modify any IP Agreement or any provision thereof or exercise any right or remedy under or pursuant to or under any IP Agreement, in each case without the prior written consent of the Controlling Creditors if such termination, amendment, waiver, supplement or modification or exercise of remedies would reasonably be expected to result in a Material Adverse Effect; provided that (i) termination of any IP Agreement or any amendment to the termination provisions thereof, or (ii) any amendment to an IP Agreement that (A) materially and adversely affects rights to the Contributed Intellectual Property or, in the case of the Contribution Agreements, other applicable Shared Collateral, or rights to use the Contributed Intellectual Property or, in the case of the Contribution Agreements, other applicable Shared Collateral, (B) shortens the scheduled term thereof, (C) in the case of any IP License, materially and adversely changes the amount or calculation of the termination payment, or the amount, calculation or rate of fees due and owing thereunder, (D) changes the contractual subordination of payments thereunder in a manner materially adverse to the Superpriority Secured Parties, (E) materially reduces the frequency of payments thereunder to an IP Party or permits payments due to an IP Party thereunder to be deposited to an account other than a Collection Account, (F) changes the amendment standards applicable to such IP Agreement (other than changes affecting rights of the Trustee or the U.S. Collateral Agent to consent to amendments, which is covered by clause (G)) in a manner that would reasonably be expected to result in a Material Adverse Effect or (G) materially impairs the rights of the Trustee or the U.S. Collateral Agent to enforce or consent to amendments to any provisions thereof in accordance therewith shall, in each case, be deemed to have a Material Adverse Effect.

Section 4.22       Specified Organizational Documents.

No Obligor shall amend, modify or waive any special purpose entity related provisions specified in any Specified Organizational Document (which, for the avoidance of doubt, includes any provision which relates to restrictions on the nature of an IP Party’s business or operations or its ability to voluntarily enter winding up proceedings, or otherwise relates to or requires the approval of the Independent Director or Special Shareholder). No Obligor shall amend, modify or waive any other provision of any Specified Organizational Document in a manner adverse to the Holders.

Section 4.23       Intellectual Property Contribution Registration.

Any assignment, after the Closing Date, pursuant to the future assignment provisions within a Contribution Agreement, of Intellectual Property registered in Brazil shall be filed (protocolado) (i) with the applicable intellectual property office and applicable internet domain name registrars on or before the date that is 60 days after the date of such assignment; and (ii) with the applicable registry of deeds and documents on or before the date that is 20 days after date of such assignment. Any assignment, after the Closing Date, pursuant to the future assignment provisions within a Contribution Agreement, of Intellectual Property registered in the United

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States shall be filed in the applicable intellectual property office and applicable internet domain name registrars on or before the date that is 30 days after date of such assignment. Any assignment, after the Closing Date, pursuant to the future assignment provisions within a Contribution Agreement, of Intellectual Property registered outside Brazil and the United States shall be filed in the applicable intellectual property office and applicable internet domain name registrars on or before the date that is 180 days after date of such assignment.

Section 4.24       Databases.

(a)             Each of the Parent Guarantor and Azul Linhas shall, and shall cause each of their respective Subsidiaries to, procure that IntelAzul shall at all times be the sole controller (within the meaning of the LGPD) of the Azul Fidelidade Customer Data. The Parent Guarantor and Azul Linhas acknowledge and agree that, except for the limited exceptions described below in this Section 4.24(a), IntelAzul shall be the sole and exclusive repository of the Azul Fidelidade Customer Data, with sole technical control over such database. In furtherance of the foregoing, (i) the Parent Guarantor and Azul Linhas shall, and shall cause each of their respective Subsidiaries (other than IntelAzul) and service providers to, permanently delete and erase each item of Azul Fidelidade Customer Data from any and all databases and other information technology systems under their respective possession, custody or control, in each case, promptly upon IntelAzul becoming the controller of such Azul Fidelidade Customer Data (other than any portions of Azul Fidelidade Customer Data stored in archival format in accordance with their respective record retention policies or automated electronic back-up procedures, where such Azul Fidelidade Customer Data cannot reasonably be deleted or is required to be retained pursuant to applicable law; provided that such Azul Fidelidade Customer Data shall not be used, shared or otherwise processed for any purpose); (ii) IntelAzul shall not assign, transfer or otherwise convey any item of Azul Fidelidade Customer Data without the prior written consent of the U.S. Collateral Agent acting at the direction of the Controlling Creditors; (iii) the Parent Guarantor, Azul Linhas and IntelAzul shall not, and shall cause their respective Subsidiaries not to, create, amend, publish, provide or deliver any privacy policies, notices or statements in any manner which could reasonably be expected to materially impair any of the Azul Fidelidade Customer Data or any other Shared Collateral (or the value thereof) or IntelAzul’s or IP Co’s rights thereto or ability to process the same, as applicable, except as otherwise required by applicable law; and (iv) the Parent Guarantor, Azul Linhas, IntelAzul and Azul Viagens, as applicable, entered into on July 14, 2023 and shall maintain in effect a database control agreement (the “Database Control Agreement”), giving IntelAzul the right to prevent access to and use of the Azul Fidelidade Customer Data following a Remedies Direction, which shall be expressly assignable to the Secured Parties and any successor controlling shareholder of IntelAzul. IntelAzul shall update the Azul Fidelidade Customer Data in accordance with the periodicity established in its internal policies and controls, including after the Superpriority Notes having become immediately due and payable. For the avoidance of doubt, and without limiting the foregoing, IntelAzul shall not be obligated to permanently delete or erase any item of Azul Fidelidade Customer Data from any databases or other information technology systems under its possession, custody or control pursuant to Section 4.24(a)(i).

(b)             If the Parent Guarantor, Azul Linhas, or any of their respective Subsidiaries establishes a database with respect to, or otherwise begins to collect, store or otherwise process, customer data of the Azul Viagens Business that is similar or analogous to the Azul Fidelidade

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Customer Data (including, e.g., data with respect to the tracking of repeat customers or customer travel habits, and excluding, e.g., data that is similar or analogous to the Azul Traveler Data that is excluded from the Azul Fidelidade Customer Data) (such similar or analogous data, the “Azul Viagens Customer Data”), then (i) each of the Parent Guarantor and Azul Linhas shall, and cause each of their respective Subsidiaries to, procure that one of IntelAzul or Azul Viagens shall at all times be the sole controller (within the meaning of the LGPD) of the Azul Viagens Customer Data, (ii) the Parent Guarantor and Azul Linhas acknowledge and agree that one of IntelAzul or Azul Viagens shall be the sole and exclusive repository of the Azul Viagens Customer Data, with sole technical control over such database, (iii) IntelAzul or Azul Viagens, as the case may be, shall update the Azul Viagens Customer Data in accordance with the periodicity established in its internal policies and controls, including after the Superpriority Notes having become immediately due and payable, and (iv) in furtherance of the foregoing, (A) the Parent Guarantor and Azul Linhas shall, and shall cause each of their respective Subsidiaries (other than IntelAzul or Azul Viagens, as applicable) and service providers to, (x) ensure that no Azul Viagens Customer Data is stored at any time on any databases or other information technology systems under their respective possession, custody or control (other than any portions of Azul Viagens Customer Data stored in archival format in accordance with their respective record retention policies or automated electronic back-up procedures, where such Azul Viagens Customer Data cannot reasonably be deleted or is required to be retained pursuant to applicable law; provided that such Azul Viagens Customer Data shall not be used, shared or otherwise processed for any purpose), and (y) without limiting the foregoing clause (x), promptly transfer to IntelAzul or Azul Viagens, as applicable, and then permanently delete and erase, each item of Azul Viagens Customer Data identified on any such database or other information technology system; (B) IntelAzul or Azul Viagens, as applicable, shall not assign, transfer or otherwise convey any item of Azul Viagens Customer Data without the prior written consent of the U.S. Collateral Agent acting at the direction of the Controlling Creditors; (C) the Parent Guarantor, Azul Linhas, IntelAzul and Azul Viagens shall not, and shall cause their respective Subsidiaries not to, create, amend, publish, provide or deliver any privacy policies, notices or statements in any manner which could reasonably be expected to materially impair any of the Azul Viagens Customer Data or any other Shared Collateral (or the value thereof) or IntelAzul’s or Azul Viagens’, as applicable, or IP Co’s rights thereto or ability to process the same, as applicable, except as otherwise required by applicable law; and (D) such Azul Viagens Customer Data shall be subject to the Database Control Agreement, which the Parent Guarantor, Azul Linhas, IntelAzul or Azul Viagens, as applicable, shall maintain in effect. The Database Control Agreement shall give IntelAzul or Azul Viagens, as applicable, the right to prevent access to and use of the Azul Viagens Customer Data following a Remedies Direction, which shall be expressly assignable to the Secured Parties and any successor controlling shareholder of IntelAzul or Azul Viagens, as applicable. For the avoidance of doubt, and without limiting the foregoing, IntelAzul or Azul Viagens, as applicable, shall not be obligated to permanently delete or erase any item of Azul Viagens Customer Data from any databases or other information technology systems under its possession, custody or control pursuant to Section 4.24(b)(iv).

Section 4.25       Taxes; Tax Status.

(a)             Each Obligor shall pay, and cause each of its Subsidiaries to pay, all material Taxes before the same shall become more than 90 days delinquent, other than Taxes (i)

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being contested in good faith by appropriate proceedings and (ii) the failure to effect such payment of which are not reasonably be expected to have a Material Adverse Effect.

(b)             The Issuer will be treated, as of the Closing Date, and for so long as any Superpriority Notes remain outstanding will remain, a disregarded entity for U.S. federal income tax purposes and will not file an election to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

Section 4.26       Additional Amounts.

(a)             All payments (including any premium paid upon redemption of the Superpriority Notes) by or on behalf of the Issuer or a successor in respect of the Superpriority Notes or the Guarantors or a successor in respect of the Superpriority Note Guarantees will be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes imposed or levied by or on behalf of Brazil, the United States or any authority therein or thereof or any other jurisdiction in which the Issuer or the Guarantors (or in each case, their successor) are organized or doing business or from or through which payments are made in respect of the Superpriority Notes, or any political subdivision or taxing authority thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless the Issuer or the Guarantors (or their respective successor) are compelled by law to deduct or withhold such Taxes. In such event, the Issuer or the Guarantors (or their respective successor) will make such deduction or withholding, make payment of the amount so withheld to the appropriate Governmental Authority and pay such additional amounts as may be necessary to ensure that the net amounts received by registered Holders of Superpriority Notes after such withholding or deduction shall equal the respective amounts of principal and interest (which, for the avoidance of doubt, includes both Cash Interest and PIK Interest, in each case payable in the form of additional cash and additional PIK Superpriority Notes, respectively) (or other amounts stated to be payable under the Superpriority Notes) which would have been received in respect of the Superpriority Notes in the absence of such withholding or deduction (“additional amounts”). Notwithstanding the foregoing, no such additional amounts shall be payable:

(i)              to, or to a third party on behalf of, a Holder or beneficial owner who is liable for such Taxes in respect of such Superpriority Note by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of such Holder, if such Holder is an estate, a trust, a partnership, or a corporation) and the relevant Taxing Jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of the Superpriority Note or enforcement of rights under this Indenture and the receipt of payments with respect to the Superpriority Notes;

(ii)            in respect of Taxes that would not have been so withheld or deducted if the Superpriority Notes had been surrendered or presented for payment (if surrender or presentment is required) not more than 30 days after the Relevant Date

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except to the extent that payments under such Superpriority Note would have been subject to withholdings and the Holder or beneficial owner of such Superpriority Note would have been entitled to such additional amounts, on surrender of such Superpriority Note for payment on the last day of such period of 30 days;

(iii)          to, or to a third party on behalf of, a Holder or beneficial owner who is liable for such Taxes by reason of such Holder or beneficial owner’s failure to comply, with any certification, identification, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner, if (A) compliance is required by law or an applicable income treaty as a precondition to, exemption from, or reduction in the rate of, the Tax and (B) the Issuer has given the Holders and beneficial owners at least 30 days’ notice that Holders and beneficial owners will be required to provide such certification, identification, documentation or other requirement;

(iv)           in respect of any estate, inheritance, gift, sales, transfer, excise or personal property or similar Tax, other than as provided in Section 4.26(a)(i);

(v)             in respect of any Tax which is payable other than by deduction or withholding from payments of principal of (including premium) or interest on the Superpriority Notes; or

(vi)           in respect of any combination of the above.

(b)             Notwithstanding anything to the contrary in this provision, none of the Issuer, the Guarantors, their respective successors, a paying agent or any other person shall be required to pay any additional amounts with respect to any payment in respect of any Taxes imposed under Sections 1471 through 1474 of the Code, or any successor law or regulation implementing or complying with, or introduced in order to conform to, such sections, or imposed pursuant to any intergovernmental agreement or any agreement entered into pursuant to section 1471(b)(1) of the Code.

(c)             No additional amounts shall be paid with respect to any payment on a Superpriority Note to a Holder or beneficial owner who is a fiduciary, a partnership, an exempted limited partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that payment would be required by the relevant Taxing Jurisdiction to be included in the income, for Tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in a limited liability company or a beneficial owner who would not have been entitled to the additional amounts had that beneficiary, settlor, member or beneficial owner been the Holder.

(d)             Payments on the Superpriority Notes are subject in all cases to any Tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither the Issuer nor the Guarantors shall be required to pay additional amounts with respect to any Tax imposed by any government or a political subdivision or taxing authority thereof or therein.

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(e)             In the event that additional amounts actually paid with respect to the Superpriority Notes are based on rates of deduction or withholding of withholding Taxes in excess of the appropriate rate applicable to the Holder or beneficial owner of such Superpriority Notes, and, as a result thereof such Holder or beneficial owner is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding Tax, then such Holder or beneficial owner, as applicable, shall, by accepting such Superpriority Notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Issuer.

(f)              Any reference in this Indenture or the Superpriority Notes to principal, interest or any other amount payable in respect of the Superpriority Notes by the Issuer or the Superpriority Note Guarantee by the Guarantors (or their successors) will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this provision.

(g)             Each of the Obligors shall agree that if any of the Issuer or the Guarantors, as applicable, is required under applicable law to make any deduction or withholding on payments of principal of or interest on the Superpriority Notes for or on account of any Tax, at least 10 days prior to the first payment date on the Superpriority Notes and at least 10 days prior to each payment date thereafter where such withholding is required, the Issuer or the Guarantor, as applicable, shall furnish the Trustee and a paying agent with an Officer’s Certificate (but only if there has been any change with respect to the matters set forth in any previously delivered Officer’s Certificate) instructing the Trustee and a paying agent as to whether such payment of principal of or interest on the Superpriority Notes shall be made without deduction or withholding for or on account of any Tax, or, if any such deduction or withholding shall be required by the Taxing Jurisdiction, then such certificate shall: (i) specify the amount required to be deducted or withheld on such payment to the relevant recipient; (ii) certify that the Issuer or the Guarantors, as applicable, shall pay such deduction or withholding amount to the appropriate taxing authority; and (iii) certify that the Issuer or the Guarantors, as applicable, shall pay or cause to be paid to the Trustee or a paying agent such additional amounts as are required by this provision.

(h)             Each of the Obligors (or their respective successor) will pay any Taxes required to be deducted or withheld pursuant to applicable law and will furnish to the Holders, within 60 days after the date such payment is due, either certified copies of Tax receipts evidencing such payment, or, if such receipts are not obtainable, other evidence of such payments reasonably satisfactory to the Holders.

(i)              The Issuer or the Guarantors, as applicable, will pay when due any present or future stamp, transfer, court or documentary Taxes or any other excise or property Taxes imposed by a Taxing Jurisdiction (or any political subdivision or Governmental Authority thereof or therein having power to Tax) with respect to the initial execution, delivery or registration of the Superpriority Notes or any other document or instrument relating thereto.

Section 4.27       Stay, Extension and Usury Laws.

Each Obligor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage

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of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each Obligor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee or any Collateral Agent, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.28       Corporate Existence.

Each Obligor shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect: (1) its corporate, partnership or other existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with their respective constitutional documents (as the same may be amended from time to time) of such Obligor; and (2) its and its Subsidiaries’ rights (charter and statutory) and material franchises; provided, however, that the Parent Guarantor shall not be required to preserve any such right or franchise, or the corporate, partnership or other existence of it or any of its Subsidiaries (other than the Issuer and the Guarantors), if its Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Parent Guarantor and its Subsidiaries, taken as a whole, and that the loss thereof would not, individually or in the aggregate, have a Material Adverse Effect. For the avoidance of doubt, this section shall not prohibit any actions permitted under Section 5.01.

Section 4.29       Regulatory Matters.

The Parent Guarantor and its Subsidiaries, as applicable, will:

(a)             maintain at all times a valid airline operating certificate (Certificado de Operador Aéreo) issued by the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil), or any successor certificate or agency; and

(b)             possess and maintain all necessary certificates, exemptions, franchises, licenses, permits, designations, rights, concessions, authorizations, frequencies and consents that are material to the operation of the Azul Fidelidade Program, the Azul Viagens Business and the Azul Cargo Business, and to the conduct of its business and operations as currently conducted, except to the extent that any failure to possess or maintain would not reasonably be expected to result in a Material Adverse Effect.

Section 4.30       Compliance with Laws.

The Parent Guarantor shall comply, and cause each of its Subsidiaries to comply, with all applicable laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 4.31       Azul Conduct of Business.

The Parent Guarantor will possess and maintain all necessary certificates, exemptions, franchises, licenses, permits, designations, rights, concessions, authorizations and

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consents that are material to the operation of the Azul Fidelidade Program, the Azul Viagens Business and the Azul Cargo Business, and to the conduct of its business and operations as currently conducted, except to the extent that any failure to possess or maintain would not reasonably be expected to result in a Material Adverse Effect.

Section 4.32       Collateral Ownership.

Subject to Section 4.17 and Section 5.01 (including the actions permitted) hereof, each Grantor will continue to maintain its interest in and right to use all property and assets so long as such property and assets constitute Collateral.

Section 4.33       Application of Unapplied Net Proceeds.

To the extent not applied in accordance with Section 3.08 and Section 3.09, the Issuer shall cause an amount equal to such Net Proceeds pursuant to such sections to be deposited promptly into a Collection Account, which amounts shall be applied in accordance with the Intercreditor Agreement, if applicable, to any balance in the Collection Accounts from time to time.

Section 4.34       Maintenance of Office or Agency.

(a)             The Issuer shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Superpriority Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Superpriority Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made at the Corporate Trust Office of the Trustee.

(b)             The Issuer may also from time to time designate one or more other offices or agencies where the Superpriority Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)             The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 hereof; provided, that no service of legal process on the Issuer or any Guarantor may be made at any office of the Trustee.

Section 4.35       Ranking.

The Issuer and the Guarantors shall ensure that the Superpriority Notes and the Superpriority Note Guarantees rank (i) equally in right of payment with all other existing and future senior unsubordinated obligations of the Issuer and the Guarantors (except those obligations preferred by operation of law, including labor and tax claims), (ii) senior in right of payment to existing and future Subordinated Indebtedness of the Issuer and the Guarantors, (iii) secured by

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the Collateral as provided in Section 13.01, (iv) effectively senior to all existing and future indebtedness of the Obligors that is not secured by a Lien, to the extent of the value of the Collateral, and (v) effectively subordinated to any existing or future indebtedness of the Issuer and the Guarantors that is secured by Liens on assets that do not constitute a part of the Collateral to the extent of the value of such assets.

Section 4.36       Independent Business Expert.(a)

(a)             The Obligors shall, from and after the Closing Date and until the occurrence of a Qualifying Equity Issuance, take all actions necessary to maintain the engagement with the Independent Business Expert. The Parent Guarantor shall, from and after the Closing Date and until the Designated Advisor End Date, share, or shall cause the Independent Business Expert to share, the final product of the work described in Section 4.36(b), with the Designated Advisors, to the extent contemplated by the Transaction Support Agreement, it being acknowledged and agreed that the Designated Advisors shall be permitted to provide such information to Holders, subject to there being no “cleansing” or “blow out” requirement in connection with the information shared, and which work product may be shared with the advisors to the Holders on a confidential basis.

(b)             The Issuer shall cause the Independent Business Expert to perform its services in accordance with the terms of the engagement letter entered into between the Parent Guarantor and the Independent Business Expert in effect as of the Closing Date.

Section 4.37       DIP Financing.

Each of the Obligors agrees that, to the extent permitted by applicable law, until the full payment and discharge of the Superpriority Notes, if any of the Obligors, as debtor-in-possession, moves for approval of debtor-in-possession financing in a proceeding under Chapter 11 of the Bankruptcy Code (a “DIP Financing”), all of the Obligations arising under, derived from, based upon, or secured pursuant to the Superpriority Notes and this Indenture, including all principal amounts outstanding, interest, fees, expenses, costs, the Make-Whole Premium (or the Call Premium, as applicable), and additional amounts, if any, and any premium thereon, shall be refinanced or “rolled-up” into such DIP Financing and deemed to constitute obligations due under the DIP Financing, and receive the benefit of all collateral, priority and other protections thereunder. For the avoidance of doubt, none of the Obligors shall require any consent from any Holder with respect to the rolling of the Obligations under the Superpriority Notes and this Indenture into such DIP Financing. To the extent permitted by applicable law, each of the Obligors agrees that it shall not (whether as Obligor or as debtor-in-possession) agree to, or move for approval of, any DIP Financing that does not refinance or “roll-up” the Obligations under the Superpriority Notes and this Indenture into such DIP Financing.

Section 4.38       Future Guarantors; Collateral.

(a)             The Parent Guarantor and the other Obligors shall comply with the Minimum Guarantor Coverage at all times. The Issuer shall designate one or more Excluded Subsidiaries as Guarantors pursuant to a supplemental indenture to this Indenture in order to ensure compliance with the Minimum Guarantor Coverage at all times.

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(b)             Upon (x) the creation or acquisition of any new direct or indirect Subsidiary (in each case, other than an Excluded Subsidiary) by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) or (y) the cessation of any Subsidiary to be an Excluded Subsidiary (and in any event within forty-five (45) days of such creation, acquisition or cessation) such Subsidiary shall (i) become a Guarantor by executing and delivering to the Trustee a supplemental indenture and become a party to each applicable Collateral Document by executing and delivering to the Trustee a supplement to the applicable Collateral Documents pursuant to which such assets of such Subsidiary that would qualify as Collateral within the applicable definitions under the Collateral Documents will be pledged as Collateral pursuant to the terms of such Collateral Documents, (ii) execute and deliver to the Trustee such documents and take such actions to create, grant, establish, preserve and perfect the Lien in favor of the Trustee for the benefit of the Superpriority Notes Secured Parties on such assets of Subsidiary, as applicable, to secure the Obligations to the extent required under the applicable Collateral Documents or reasonably requested by the Trustee and to ensure that such Collateral shall be subject to no other Liens other than Permitted Collateral Liens and (iii) deliver to the Trustee, for the benefit of the Superpriority Notes Secured Parties, a written Opinion of Counsel (which counsel shall be reasonably satisfactory to the Trustee) with respect to the matters described in clauses (i) and (ii) of this Section 4.37(b).

Section 4.39       TAP Bonds.

(a)             The Obligors shall promptly deposit, or shall cause the Trustee to cause to be deposited, (i) the proceeds of the Portuguese Notes Pledge (whether in connection with enforcement or otherwise) to be transferred when a Remedies Direction has been given and remains in effect (to the extent directed pursuant to an Act of Controlling Creditors), and (ii) any Net Proceeds of any TAP Bond Event to be deposited pursuant to Section 4.41, in each case, into the USD Collateral Account.

(b)             The Obligors shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect the pledge over the USD Collateral Account to the U.S. Collateral Agent, for the benefit of the Secured Parties, on the terms set forth in the Security Agreement, and the Obligors shall cause the USD Collateral Account to remain subject to the and the Account Control Agreement, on terms reasonably acceptable to the U.S. Collateral Agent and the Account Bank.

Section 4.40       Delayed Draw Escrow Account.

The Obligors shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect the pledge over the Delayed Draw Escrow Account to the U.S. Collateral Agent, for the benefit of the Superpriority Secured Parties, on the terms set forth in the Delayed Draw Escrow Account Security Agreement, and the Obligors shall cause the Delayed Draw Escrow Account to remain subject to the Delayed Draw Escrow Account Control Agreement, on terms reasonably acceptable to the U.S. Collateral Agent and the Account Bank.

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Section 4.41       TAP Bond Event.

(a)             In the event the Parent Guarantor or any of its Subsidiaries receives Net Proceeds in respect of a TAP Bond Event, the Issuer shall procure that the Net Proceeds of such TAP Bond Event are applied in offers to repurchase (or, in relation to the Convertible Debentures, an equivalent method pursuant to the applicable rules and procedures of the B3 S.A.— Brasil, Bolsa, Balcão) the New First Out Notes and the Convertible Debentures (each a “TAP Bond Offer to Purchase”) in a pro rata amount based on the aggregate outstanding principal of each the New First Out Notes and the Convertible Debentures, at a purchase price in cash equal to 100.00% of the principal amount of such New First Out Notes and the Convertible Debentures, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of purchase.

(b)             Upon the receipt of Net Proceeds by the Parent Guarantor or any of its Subsidiaries from a TAP Bond Event, the Issuer shall procure that the Net Proceeds of such TAP Bond Event are deposited into the USD Collateral Account and such Net Proceeds shall only be permitted to be released from the USD Collateral Account in order to pay the applicable purchase price of any New First Out Notes and Convertible Debentures on the applicable settlement date of each TAP Bond Offer to Purchase; provided that the Net Proceeds received by the Parent Guarantor or any of its Subsidiaries from a TAP Bond Event shall be applied pursuant to Section 4.41(c) (x) if the New First Out Notes and Convertible Debentures have been satisfied and discharged or (y) if, and only to the extent such Net Proceeds are in excess of the amount required to satisfy and discharge the New First Out Notes and Convertible Debentures.

(c)             Solely in the event that (x) the New First Out Notes and Convertible Debentures have been satisfied and discharged or (y) the Net Proceeds received by the Parent Guarantor or any of its Subsidiaries from a TAP Bond Event are in excess of the amount required to satisfy and discharge the New First Out Notes and the Convertible Debentures (and only to such extent), then upon the receipt of Net Proceeds by the Parent Guarantor or any of its Subsidiaries from a TAP Bond Event, the Issuer shall procure that the Net Proceeds of such TAP Bond Event are deposited into the USD Collateral Account and such Net Proceeds shall only be permitted to be released from the USD Collateral Account in order to pay the purchase price of an offer to repurchase the Superpriority Notes using such Net Proceeds at a purchase price in cash equal to 100.00% of the principal amount of such Superpriority Notes, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of purchase (with any remaining balance of Net Proceeds after the payment of such purchase price being released from the USD Collateral Account for use by the Parent Guarantor and its Subsidiaries in any manner not prohibited by this Indenture).

Section 4.42       Fees.

The Obligors shall pay to the Designated Advisors all duly documented invoiced fees, costs and out-of-pocket expenses of the Designated Advisors in accordance with their respective engagement letters and/or fee letters entered into with the any of the Obligors. All fees payable hereunder shall be paid on the dates due, in immediately available funds. Notwithstanding the foregoing, the Obligors shall not be responsible any fees, costs or out-of-pocket expenses of the Designated Advisors in respect of work performed after the completion of all transactions required pursuant to the term sheet attached to the Transaction Support Agreement, including

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issuance of all convertible debt and/or equity instruments described therein (the “Designated Advisor End Date”).

Section 4.43       Substitution of the Issuer.

(a)             Notwithstanding any other provision contained in this Indenture or the other Notes Documents, the Issuer may, without the consent of the Holders (and by purchasing or subscribing for any Notes, each Holder of the Superpriority Notes expressly consents to it), be replaced and substituted by (i) the Parent Guarantor or (ii) any wholly-owned Subsidiary of the Parent Guarantor (other than any Permitted Business Combination Entity) that is an entity organized or existing under the laws of Brazil, the United States, the Cayman Islands, or any other country (or political subdivision thereof) that is a member country of the European Union or of the Organization for Economic Co-operation and Development on the Closing Date as principal debtor (in such capacity, the “Substituted Issuer”) in respect of the Superpriority Notes; provided that:

(i)              such documents shall be executed by the Substituted Issuer, the Issuer, the Parent Guarantor and the Trustee as may be necessary to give full effect to the substitution, including a supplemental indenture whereby the Substituted Issuer assumes all the Issuer’s obligations under this Indenture (together, the “Issuer Substitution Documents”), and (without limiting the generality of the foregoing) pursuant to which the Substituted Issuer shall undertake in favor of each Holder, the Trustee and the Collateral Agents to be bound by the terms and conditions of the Superpriority Notes and the provisions of this Indenture as fully as if the Substituted Issuer had been named in the Superpriority Notes and this Indenture as the principal debtor in respect of the Superpriority Notes in place of the Issuer (or any previous substitute) and the covenants, Events of Default and other relevant provisions shall continue to apply to the Issuer in respect of the Superpriority Notes as if no such substitution had occurred, it being the intent that the rights of Holders in respect of the Superpriority Notes shall be unaffected by such substitution, subject to clause (ii) below;

(ii)            without prejudice to the generality of the preceding paragraph, the Issuer Substitution Documents shall contain (x) a covenant by the Substituted Issuer and/or such other provisions as may be necessary to ensure that each Holder has the benefit of a covenant in terms corresponding to the obligation of the Issuer in respect of the payment of additional amounts set forth Section 4.26 with the substitution for the references to Brazil or United States, as applicable, of references to the territory in which the Substituted Issuer is incorporated, domiciled and/or resident for Taxation purposes; provided the Substituted Issuer is incorporated, domiciled or resident for Taxation purposes in a territory other than Brazil or the United States, as applicable, and (y) a covenant by the Substituted Issuer and the Issuer to indemnify and hold harmless the Trustee and the Collateral Agents and each Holder against all Taxes which arise by reason of a law or regulation having legal effect or being in reasonable contemplation thereof on the date such substitution becomes effective, which may be incurred or levied against the Trustee, any agent or such holder (or, where such holder is not the beneficial owner of the note, such beneficial owner) as a result of any substitution pursuant to the

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conditions set forth in this section and which would not have been so incurred or levied had such substitution not been made (and, without limiting the foregoing, any and all Taxes which are imposed on any such Holder (or beneficial owner) by any political subdivision or taxing authority of any country in which such Holder (or beneficial owner) resides or is subject to any such Tax and which would not have been so imposed had such substitution not been made);

(iii)          the Issuer shall have procured that each stock exchange which has the Superpriority Notes listed thereon shall have confirmed in writing that following the proposed substitution of the Substituted Issuer, the Superpriority Notes would continue to be listed on such stock exchange, or if such confirmation is not received or such continued listing is impracticable or unduly burdensome, the Issuer or the Parent Guarantor may de-list the Superpriority Notes from the SGX-ST or other exchange on which the Superpriority Notes are listed; and, in the event of any such de-listing, the Issuer shall use commercially reasonable efforts to obtain an alternative admission to listing, trading and/or quotation of the Superpriority Notes by another listing authority, stock exchange or system as it may reasonably decide;

(iv)           the Issuer shall have delivered, or procured the delivery, to the Trustee of a legal opinion addressed to the Issuer, the Substituted Issuer and the Trustee from a leading firm of lawyers in the country of incorporation of the Substituted Issuer, to the effect that the Issuer Substitution Documents constitute legal, valid and binding obligations of the Substituted Issuer and have been duly authorized, such opinions to be dated as of the date the Issuer Substitution Documents are executed and to be available for inspection by Holders at the specified offices of the Trustee;

(v)             the Issuer shall have delivered, or procured the delivery, to the Trustee of a legal opinion addressed to the Issuer, the Substituted Issuer and the Trustee from a leading firm of United States or Brazilian lawyers acting for the Issuer to the effect that the Issuer Substitution Documents have been duly authorized, executed and delivered by the Issuer and that they constitute legal, valid and binding obligations of the Issuer, such opinion to be dated as of the date the Issuer Substitution Documents are executed and to be available for inspection by Holders at the specified offices of the Trustee;

(vi)           the Issuer shall have delivered, or procured the delivery, to the Trustee of a legal opinion addressed to the Issuer, the Substituted Issuer and the Trustee from a leading firm of New York lawyers to the effect that the Issuer Substitution Documents constitute legal, valid and binding obligations of the parties thereto under New York law, such opinion to be dated as of the date the Issuer Substitution Documents are executed and to be available for inspection by Holders at the specified offices of the Trustee;

(vii)         the Substituted Issuer shall have appointed a process agent in the Borough of Manhattan, the City of New York to receive service of process on its

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behalf in relation to any legal action or proceedings arising out of or in connection with this Indenture, Superpriority Notes or the Issuer Substitution Documents;

(viii)       no Event of Default has occurred and is continuing;

(ix)           the substitution complies with any applicable requirements of the laws of Brazil in connection therewith;

(x)             the transaction shall not (i) result in the Secured Parties failing to maintain perfected Liens in the Collateral in accordance with the terms of the Collateral Documents and the Intercreditor Agreement, (ii) affect the priority of the Liens in favor of the Trustee or any Collateral Agent for the benefit of the Superpriority Notes Secured Parties, (iii) result in a material reduction of the value of the Collateral as measured immediately prior to giving effect to such transaction (through the disposition of Collateral, the change in value of assets that are Collateral as a result of the substitution, or otherwise), (iv) materially affect the rights and remedies available to the Trustee and the other Superpriority Notes Secured Parties under this Indenture and Collateral Documents or (v) and shall not otherwise impair or adversely impact the Collateral or the rights of any of the Secured Parties therein; and

(xi)           each of the Substituted Issuer and the Issuer shall deliver to the Trustee an Officer’s Certificate, executed by their respective authorized officers, certifying that the terms of this provision have been complied with and attaching copies of all documents contemplated herein.

(b)             Upon the execution of the Issuer Substitution Documents and the satisfaction of the conditions referred to in this Section 4.43(a), the Substituted Issuer shall be deemed to be named in the Superpriority Notes as the principal debtor in place of the Issuer (or of any previous substitute under these provisions) and the Superpriority Notes shall thereupon be deemed to be amended to give effect to the substitution. Except as set forth above, the execution of the Issuer Substitution Documents shall operate to release the Issuer (or such previous substitute as aforesaid) from all its obligations in respect of the Superpriority Notes and the Notes Documents and its obligation to indemnify the Trustee under this Indenture.

(c)             The Issuer Substitution Documents shall be deposited with and held by the Trustee for so long as any Superpriority Notes remain outstanding and for so long as any claim made against the Substituted Issuer or the Issuer by any Holder in relation to the Superpriority Notes or the Issuer Substitution Documents shall not have been finally adjudicated, settled or discharged. The Substituted Issuer and the Issuer shall acknowledge in the Issuer Substitution Documents the right of every Holder to the production of the Issuer Substitution Documents for the enforcement of any of the Superpriority Notes or the Issuer Substitution Documents.

(d)             Not later than 10 Business Days after the execution of the Issuer Substitution Documents, the Substituted Issuer shall give notice thereof to the Holders in accordance with Section 12.01.

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Section 4.44       Listing.

The Issuer will use commercially reasonable efforts to promptly following the filing with the SEC of its annual report on Form 20-F for the year ended December 31, 2024, and by no later than June 30, 2025, apply to list the Superpriority Notes on the Official List of the SGX-ST and to use commercially reasonable efforts to obtain and maintain such listing. If it becomes impracticable or unduly burdensome to obtain or maintain the listing of the Superpriority Notes on the SGX-ST, the Issuer will use commercially reasonable efforts to promptly obtain and maintain an alternative admission to listing, trading and/or quotation for the Superpriority Notes by another internationally-recognized listing authority and stock exchange.

Section 4.45       Public Company Business Combination Transaction.

Within at least five (5) days after each of the entry into any definitive agreement in respect of a transaction that constitutes a Public Company Business Combination Transaction (indicating that such transaction qualifies as such) and the consummation thereof, the Parent Guarantor shall deliver notice to the Trustee of such Public Company Business Combination Transaction, which notice shall be provided to Holders.

Article 5
SUCCESSORS

Section 5.01       Merger, Consolidation and Sale of Assets.

(a)             Subject to clause (b), the Parent Guarantor shall not, and shall not permit any Guarantor to: (A) consolidate or merge with or into another Person (whether or not the Parent Guarantor or such Guarantor is the surviving corporation) or (B) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the assets of the Parent Guarantor and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(i)              the Parent Guarantor or the applicable Guarantor, as applicable, is the surviving Person;

(ii)            no Event of Default shall have occurred and be continuing or would result therefrom;

(iii)          such transaction complies with the Required Cross Group Conditions; and

(iv)           the Parent Guarantor shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such consolidation, merger or transfer complies with this Indenture and the Collateral Documents. The Trustee shall accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of the conditions precedent set forth in this provision, in which event it shall be conclusive and binding on the Holders.

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(b)             No IP Party shall (A) consolidate or merge with or into another Person, or permit any other Person to merge into or consolidate with it, or (B) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties, in one or more related transactions, to another Person, in each case unless, in connection with any of the foregoing, such action shall result in the substantially contemporaneous occurrence of the discharge of the Secured Obligations.

(c)             Notwithstanding anything contained in this Indenture or in the Superpriority Notes, no Permitted Business Combination Entity shall consolidate or merge with or into an Azul Group Entity and no Azul Group Entity shall consolidate or merge with or into a Permitted Business Combination Entity; provided that, in connection with a Permitted Change of Control, (x) the Permitted Business Combination Parent Company may consolidate or merge with a direct Subsidiary of the Parent Guarantor created solely for that purpose and not previously an Azul Group Entity solely to the extent the Permitted Business Combination Parent Company becomes a direct, wholly-owned Subsidiary of the Parent Guarantor and (y) the Parent Guarantor may consolidate or merge with a direct Subsidiary of the Permitted Business Combination Parent Company created solely for that purpose and not previously a Permitted Business Combination Entity to the extent (x) the Parent Guarantor becomes a direct, wholly-owned Subsidiary of the Permitted Business Combination Parent Company and (y) such transaction complies with clause (a) of this Section 5.01.

Article 6
DEFAULTS AND REMEDIES

Section 6.01       Events of Default.

(a)             Each of the following is an “Event of Default”:

(i)              default in any payment of:

(A)           any principal amount or premium, if any, on any of the Superpriority Notes when such amount becomes due and payable; or

(B)           any interest (including any additional amounts) on the Superpriority Notes and such default shall have continued for a period of more than 5 Business Days; or

(C)           any other amount payable under this Indenture when due and such default shall have continued unremedied for more than 5 Business Days after the earlier of (x) a Responsible Officer of an Obligor obtaining knowledge of such default or (y) receipt by an Obligor of notice from the Trustee of such default; or

(ii)            default shall have been made by any Obligor in the due observance or performance of any of the covenants in Section 4.01 and such default shall continue unremedied for more than ten (10) Business Days after the earlier of (i) a

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Responsible Officer of an Obligor obtaining knowledge of such default or (ii) receipt by an Obligor of notice from the Trustee of such default; or

(iii)          default by any Obligor in the due observance or performance of any other covenant, condition or agreement to be observed or performed by it pursuant to the terms of this Indenture or any of the other Superpriority Notes Documents and (other than in the case of a failure by any Obligor to comply with Section 13.03(c)) such default continues unremedied or uncured for more than thirty (30) days after the earlier of (i) a Responsible Officer of an Obligor obtaining knowledge of such default or (ii) receipt by an Obligor of notice from the Trustee of such default;

(iv)           (A) any material provision of this Indenture or of any Superpriority Notes Document to which any Obligor is a party ceases to be a valid and binding obligation of such party, or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Superpriority Notes Document, (B) the Lien on any material portion of the Collateral intended to be created by the Collateral Documents shall cease to be or shall not be a valid and perfected Lien having the priorities contemplated in this Indenture (subject to Permitted Collateral Liens, and except as permitted by the terms of this Indenture and the Collateral Documents or other than as a result of the action, delay or inaction of the Trustee and subject to any permitted post-closing perfection periods, including as set forth in the Collateral Documents) or (C) the Superpriority Note Guarantee set forth in Article 10 shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of such Superpriority Note Guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of such Superpriority Note Guarantee, or any Guarantor shall deny that it has any further liability under such Superpriority Note Guarantee; or

(v)             any Obligor or Subsidiary (A) commences a voluntary case or procedure under a Bankruptcy Law, (B) consents to the entry of an order for relief against it in an involuntary case under a Bankruptcy Law, (C) consents to the appointment of a receiver, trustee, liquidator, provisional liquidator, custodian, conservator or other similar official of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, (E) admits in writing its inability generally to pay its debts as they become due, (F) proposes or passes a resolution for its voluntary winding up or liquidation under a Bankruptcy Law, or (G) is subject to an involuntary case under a Bankruptcy Law and the case is not dismissed within 60 days after commencement; or

(vi)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)           is for relief against any Obligor or Subsidiary;

(B)           appoints a receiver, trustee, liquidator, provisional liquidator, custodian, conservator, restructuring officer or other similar

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official of any Obligor or any Significant Subsidiary or for all or substantially all of the property of any Obligor or any Significant Subsidiary; or

(C)           orders the liquidation or provisional liquidation of any Obligor or Significant Subsidiary, and in each case, the order or decree remains unstayed and in effect for 60 consecutive days; or

(vii)         failure by the Parent Guarantor or any of the Parent Guarantor’s Subsidiaries to pay one or more final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$25.0 million or, upon and after the occurrence of the Permitted Change of Control Effective Date, US$50.0 million (or US$250,000 in the case of any IP Party) (or the equivalent thereof in other currencies at the time of determination) (determined net of amounts covered by insurance policies issued by creditworthy insurance companies or by third party indemnities or a combination thereof), which judgments are not paid, discharged, bonded, satisfied or stayed for a period of 60 days, which judgment is not paid, discharged, bonded, satisfied or stayed for a period of 60 days; or

(viii)       any Obligor or any Subsidiary shall:

(A)           default in any payment in respect of any Material Indebtedness, and any applicable grace periods shall have expired; or

(B)           (I) default in the performance of any obligation (other than those referred to in (A) above) relating to Material Indebtedness (other than Specified Debt) and any applicable grace periods shall have expired and any applicable requirements of notice to such Obligor or Subsidiary shall have been complied with or (II) default in the performance of any obligation (other than those referred to in (A) above) relating to Specified Debt and any applicable grace periods shall have expired and any applicable requirements of notice to such Obligor or Subsidiary shall have been complied with, and as a result of such default the holder or holders of such Material Indebtedness or any trustee or agent on behalf of such holder or holders shall have caused such Material Indebtedness to become due prior to its scheduled final maturity date; or

(ix)           (A) an exit from, or a termination or cancellation of, the Azul Fidelidade Program, the Azul Viagens Business, or the Azul Cargo Business, or (B) a termination, expiration or cancellation of any IP Agreement;

(x)             (A) failure of any IP Party to maintain at least one Independent Director for more than seven (7) consecutive Business Days or (B) the removal of any Independent Director of any IP Party without “cause” (as such term is defined in the Specified Organizational Documents of such IP Party) or without giving prior written notice to the Trustee, each as required in the Specified Organizational Documents of such IP Party; or

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(xi)           default by any Obligor in the due observance or performance of any covenant, condition or agreement to be observed or performed by it relating to any post-closing perfection periods provided in the relevant Collateral Document or this Indenture; provided that, if such Person is proceeding with diligence and good faith to cure or remedy such default and such default is susceptible to cure, such twenty (20) Business Days shall be extended as may be necessary to cure such failure, such extended period not to exceed thirty (30) Business Days in the aggregate (inclusive of the original twenty (20) Business Day period); or

(xii)         (A) a termination or cancellation of the Lessor Global Framework Agreement or Other Lessor/OEM Global Framework Agreements, or (B) a termination of any forbearance period with respect to any default or event of default existing as of the date of the Lessor Global Framework Agreement and/or the Other Lessor/OEM Global Framework Agreements; in each case, to the extent that (x) such events occur with respect to lessors or OEMs or their respective affiliates constituting 15% or more of the aggregate obligations owed to lessors and OEMs by Azul Linhas and its affiliates and (y) such event is not cured within forty-five (45) days following such occurrence.

(b)             Subject to the terms of the Intercreditor Agreement (which do modify the provisions described below for so long the Intercreditor Agreement is in effect), any payment received after the occurrence and continuance of any Event of Default in respect of which the Collateral Agent (at the direction of the Controlling Creditors) or the Trustee (at the direction of the Required Superpriority Debtholders) has provided the Obligors with at least two Business Days’ prior written notice that amounts on deposit in the USD Collateral Account and the BRL Collateral Account will be distributed pursuant to the priority set forth below, any payments, recoveries or distributions received in any proceeding under any Bankruptcy Laws to the extent received by the Trustee together with any other amounts on deposit in the USD Collateral Account and the BRL Collateral Account, as follows:

(A)           first, (x) to the Trustee, Paying Agent, Registrar, Transfer Agent, the U.S. Collateral Agent, the Brazilian Collateral Agent and the Designated Advisors, fees, costs, expenses, reimbursements and indemnification amounts due and payable to such Persons pursuant to the terms of the Collateral Documents and then (y) ratably, to the Trustee, Paying Agent, Registrar, Transfer Agent, the U.S. Collateral Agent, the Brazilian Collateral Agent and the Designated Advisors, the other, fees, costs, expenses, reimbursements and indemnification amounts due and payable to the Trustee, the U.S. Collateral Agent, the Brazilian Collateral Agent or the Designated Advisors pursuant to the terms of this Indenture or the Collateral Documents;

(B)           second, to the Trustee, on behalf of the Holders, any due and unpaid interest, and additional amounts, if any, on the Superpriority Notes;

(C)           third, to the Trustee, on behalf of the Holders in an amount equal to the amount necessary to pay the outstanding principal balance of

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the Superpriority Notes in full, together with the Make-Whole Premium (or the Call Premium, as applicable) in respect thereof;

(D)           fourth, to pay to the Trustee on behalf of the Holders, any additional Obligations then due and payable, including any premium; and

(E)            fifth, all remaining amounts shall be deposited into the applicable Collection Account.

Section 6.02       Acceleration.

(a)             Upon the occurrence of a Bankruptcy Event of Default, and without any declaration or other act on the part of the Trustee, any Collateral Agent or any Holder, the Superpriority Notes shall become immediately due and payable, whereupon 100% of the principal amount of the Superpriority Notes, plus any and other Obligations and all other liabilities of the Obligors accrued under this Indenture and under any other Collateral Document shall become immediately due and payable (a “Bankruptcy Automatic Acceleration”) and whereupon the Trustee shall be entitled to take any of the actions and events described in clauses (ii) to (iii) of Section 6.02(b).

(b)             Upon the occurrence of an Event of Default and at any time during the continuance thereof, the Trustee shall, at the request of Holders of at least 25% in aggregate principal amount of the then outstanding Superpriority Notes, by written notice to the Obligors and Holders (with a copy to the Collateral Agents), take or direct, as applicable, one or more of the following actions, at the same or different times:

(i)              declare the Superpriority Notes or any portion thereof then outstanding to be forthwith due and payable, whereupon 100% of the principal of the Superpriority Notes (together with the Make-Whole Premium or the Call Premium, as applicable) and other Obligations and all other liabilities of the Obligors accrued under this Indenture and under any Collateral Document (excluding any other obligations secured thereby other than the Superpriority Secured Obligations) shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Obligors, anything contained herein or in any other Collateral Document to the contrary notwithstanding;

(ii)            subject to the Intercreditor Agreement (if applicable to such Collateral), set-off amounts in the Controlled Accounts or any other accounts (other than accounts pledged to secure other Indebtedness of any Obligor, escrow accounts, payroll accounts, payroll and withholding Tax accounts and similar accounts used for employment Tax or employee benefits and accrued and unpaid employee compensation payments (including salaries, wages, benefits and expense reimbursements, 401(k) and other retirement plans and employee benefits, including rabbi trusts for deferred compensation and health care benefits), other fiduciary, Tax or trust accounts or accounts held in trust for an unaffiliated third party) maintained with the Trustee, a Collateral Agent or the Trustee (or any of

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their respective affiliates) and apply such amounts to the obligations of the Obligors under this Indenture and in the Collateral Documents; and

(iii)          subject to the terms of the Transaction Documents and any limitations therein, exercise any and all remedies under the Collateral Documents and under applicable law available to the Trustee, the Collateral Agents and the Holders.

(c)             After any declaration of acceleration of the Superpriority Notes or any automatic acceleration described in (a) above, but before a judgment or decree for payment has been obtained from a court of competent jurisdiction, the Required Superpriority Debtholders may, by notice to the Trustee, rescind such accelerated payment requirement (including the consequences of such acceleration including any related payment default that resulted from such acceleration) if (i) all existing Events of Default, except for nonpayment of the principal, premium, interest and additional amounts, if any, on the Superpriority Notes that has become due solely as a result of the automatic accelerated payment requirement, have been cured or waived, and (ii) if the rescission of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction.

(d)             If the Superpriority Notes are accelerated or otherwise become due prior to their Stated Maturity, in each case, whether as a result of an Event of Default (including, but not limited to, a Bankruptcy Event of Default), by operation of law or otherwise (including, but not limited to, a Bankruptcy Automatic Acceleration), the amount that shall then be due and payable shall be equal to:

(1) 100% of the principal amount of the Superpriority Notes then outstanding plus the Make-Whole Premium (or the Call Premium, as applicable), plus

(2) accrued and unpaid interest, if any, to, but excluding, the date of such acceleration, in each case as if such acceleration were an optional redemption pursuant to Section 3.07 of the Superpriority Notes so accelerated.

Without limiting the generality of the foregoing, it is understood and agreed that if (i) the Issuer redeems or pays the Superpriority Notes pursuant to Section 3.07, Section 3.08 or Section 3.09, or (ii) the Superpriority Notes are accelerated or otherwise become due prior to their Stated Maturity, in each case, whether as a result of an Event of Default (including, but not limited to, a Bankruptcy Event of Default), by operation of law or otherwise (including, but not limited to, a Bankruptcy Automatic Acceleration), or there shall occur any satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations under the Superpriority Notes in any bankruptcy, insolvency proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any bankruptcy or insolvency proceeding to any Holder, Collateral Agent or Trustee, in full or partial satisfaction of the Obligations under the Superpriority Notes, the applicable Make-Whole Premium or Call Premium, as applicable, with respect to the aggregate principal amount of Superpriority Notes being redeemed, paid, refinanced, amended, accelerated, satisfied, released, restructured, reorganized, replaced, reinstated, defeased or compromised, as applicable, shall also be due and payable as though the Superpriority Notes had been optionally

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redeemed on such date and shall constitute part of the Obligations with respect to the Superpriority Notes in view of the impracticability and difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. If the Make-Whole Premium or the Call Premium, as applicable, becomes due and payable, it shall be deemed to be principal of the Superpriority Notes, and interest shall accrue on the full principal amount of the Superpriority Notes (including the Make-Whole Premium or the Call Premium, as applicable) from and after the applicable triggering event, including in connection with a Bankruptcy Event of Default. Any Make-Whole Premium or Call Premium, as applicable, payable pursuant to this Section 6.02(d) shall be presumed to be liquidated damages sustained by each Holder of Superpriority Notes as the result of the acceleration of the Superpriority Notes, and the Issuer agrees that it is reasonable under the circumstances currently existing. The Make-Whole Premium or Call Premium, as applicable, shall also be payable in the event the Superpriority Notes or this Indenture are satisfied, released or discharged through foreclosure, whether by judicial proceeding, deed in lieu of foreclosure or by any other means. THE ISSUER AND EACH GUARANTOR EXPRESSLY WAIVES (TO THE FULLEST EXTENT THEY MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Issuer expressly agrees (to the fullest extent they may lawfully do so) that: (A) the Make-Whole Premium and the Call Premium are reasonable and the product of an arm’s length transaction between sophisticated business parties, ably represented by counsel; (B) the Make-Whole Premium and the Call Premium, as applicable, shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Holders of Superpriority Notes and the Issuer giving specific consideration in this transaction for such agreement to pay the Make-Whole Premium and the Call Premium, as applicable; and (D) the Issuer and the Guarantors shall be estopped hereafter from claiming differently than as agreed to in this Section 6.02(d). The Issuer and the Guarantors expressly acknowledge that their agreement to pay the Make-Whole Premium and the Call Premium, as applicable, to the Holders of Superpriority Notes as herein described is a material inducement to the Holders of Superpriority Notes to purchase the Superpriority Notes.

Section 6.03       Waiver of Past Defaults.

The Required Superpriority Debtholders by notice to the Trustee may at any time after the occurrence and during the continuance of any Default or Event of Default on behalf of the Holders of all of the Superpriority Notes waive such Default or Event of Default and its consequences under this Indenture, except a continuing Default in the payment of interest, additional amounts, if any, principal and premium, if any, on any Superpriority Note held by a non-consenting Holder; provided, that subject to Section 6.02 hereof, the Required Superpriority Debtholders may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

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Section 6.04       Control by Majority.

The Holders of a majority in principal amount of the outstanding Superpriority Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Superpriority Notes. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that, subject to Section 7.01, the Trustee determines is unduly prejudicial to the rights of any other Holder of a Superpriority Note or that would subject the Trustee to personal liability; provided, however that the Trustee has no duty to determine whether any such action is prejudicial to any Holder or beneficial owner of the Superpriority Notes.

Section 6.05       Limitation on Suits.

(a)             Subject to Section 6.06 hereof, no Holder of a Superpriority Note may pursue any remedy with respect to this Indenture or the Superpriority Notes unless:

(i)              such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(ii)            Holders of at least 25.0% in aggregate principal amount of the total outstanding Superpriority Notes have made a written request to the Trustee to pursue the remedy;

(iii)          Holders of the Superpriority Notes have offered and, if requested, provide to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense;

(iv)           the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(v)             the Required Superpriority Debtholders have not given the Trustee a direction inconsistent with such request within such 60-day period.

(b)             A Holder of a Superpriority Note may not use this Indenture to prejudice the rights of another Holder of a Superpriority Note or to obtain a preference or priority over another Holder of a Superpriority Note.

Section 6.06       Rights of Holders of Superpriority Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Superpriority Note to receive payment of principal, interest, additional amounts, if any, and premium, if any, on the Superpriority Notes, on or after the respective due dates expressed in the Superpriority Note (including in connection with a Mandatory Prepayment Event, a Public Company Business Combination Transaction Offer, a TAP Bond Offer to Purchase or other tender offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

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Section 6.07       Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(i) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of interest remaining unpaid, additional amounts, if any, principal and premium, if any, on the Superpriority Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.08       Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.09       Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Superpriority Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.10       Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Superpriority Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.11       Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel), the Collateral Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Collateral Agents, its agents and counsel) and the Holders of the Superpriority Notes allowed in any judicial proceedings relative to the Issuer (or

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any other obligor upon the Superpriority Notes including the Guarantors), its creditors or its property and shall be entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, the Collateral Agents, their agents and counsel, and any other amounts due the Trustee or Collateral Agents under Section 7.06 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, the Collateral Agents, their agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Superpriority Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.12       Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.12 does not apply to a suit by the Trustee, a suit by a Holder of a Superpriority Note pursuant to Section 6.06 hereof, or a suit by Holders of more than 10.0% in principal amount of the then outstanding Superpriority Notes.

Article 7
TRUSTEE AND COLLATERAL AGENTS

Section 7.01       Duties of Trustee.

(a)             If an Event of Default has occurred and is continuing (which is known to the Trustee), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)             Except during the continuance of an Event of Default:

(i)              the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are

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specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)            in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)             the Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)              this Section 7.01(c) does not limit the effect of Section 7.01(b);

(ii)            the Trustee shall not be liable for any error of judgment made in good faith, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)          the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d)             Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Article 7.

(e)             The Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any of the Holders of the Superpriority Notes, unless the Holders have offered, and if requested, provided to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

(f)              The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02       Rights of Trustee and Collateral Agents.

(a)             The Trustee and the Collateral Agents may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person and upon any order or decree of a court of competent jurisdiction. The Trustee and the Collateral Agents need not investigate any fact or matter stated in the document, but the Trustee and the Collateral Agents, in their discretion, may make such further inquiry or investigation into such facts or matters as they may see fit, and, if the Trustee or the Collateral Agents shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and

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premises of the Issuer, personally or by agent or attorney at the sole cost of Azul and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)             Before the Trustee or the Collateral Agents act or refrain from acting, they may require an Officer’s Certificate or an Opinion of Counsel or both. Neither the Trustee nor the Collateral Agents shall be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee and the Collateral Agents may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel or both shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)             The Trustee and the Collateral Agents may act through their attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d)             The Trustee and the Collateral Agents shall not be liable for any action they take or omit to take in good faith that they believe to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)             Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by a Responsible Officer of the Issuer.

(f)              None of the provisions of this Indenture shall require the Trustee or the Collateral Agents to expend or risk their own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of their duties hereunder, or in the exercise of any of their rights or powers if they shall have reasonable grounds for believing that repayment of such funds or security or indemnity satisfactory to them against such risk or liability is not assured to them.

(g)             Neither the Trustee nor the Collateral Agents shall be deemed to have notice of any Default or Event of Default unless (i) a Responsible Officer of the Trustee or the Collateral Agents, as applicable, has received written notice of a Default or Event of Default at the Corporate Trust Office of the Trustee or Collateral Agents, respectively, and such notice references the Superpriority Notes and this Indenture; or (ii) the Trustee has actual knowledge of a Default or Event of Default under Section 6.01(a)(i) hereof. Neither the Trustee nor the Collateral Agents shall be responsible for knowledge of the terms and conditions of any other agreement, instrument or document other than this Indenture and the other Collateral Documents to which it is party.

(h)             In no event shall the Trustee or the Collateral Agents be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee or the Collateral Agents has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i)              The rights, privileges, protections, immunities and benefits given to the Trustee and the Collateral Agents, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee and the Collateral Agents in each of its capacities hereunder and under the Collateral Documents, and each agent, custodian and other Person employed to act hereunder.

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(j)              The Trustee and the Collateral Agents may request that the Issuer and any Guarantor deliver an Officer’s Certificate (upon which the Trustee and the Collateral Agents may conclusively rely) setting forth the names of the individuals and/or titles of Responsible Officers (with specimen signatures) authorized at such times to take specific actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person specified as so authorized in any certificate previously delivered and not superseded.

(k)             The Trustee and the Collateral Agents shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(l)              The permissive right of the Trustee and the Collateral Agents to take or refrain from taking any actions enumerated herein shall not be construed as a duty.

(m)           Neither the Trustee nor the Collateral Agents shall be bound to make any investigation into (i) the performance or observance by the Issuer or any other Person of any of the covenants, agreements or other terms or conditions set forth in this Indenture or in any related document, (ii) the occurrence of any default, or the validity, enforceability, effectiveness or genuineness of this Indenture, any related document or any other agreement, instrument or document, (iii) the creation, perfection or priority of any Lien purported to be created by this Indenture or any related document or (iv) the value or the sufficiency of any Collateral.

(n)             Neither the Trustee nor the Collateral Agents shall have any duty or responsibility in respect of (i) any recording, filing, or depositing of this Indenture or any other agreement or instrument, monitoring or filing any financing statement or continuation statement evidencing a security interest, the maintenance of any such recording, filing or depositing or to any re-recording, re-filing or re-depositing of any thereof, or otherwise monitoring the perfection, continuation of perfection or the sufficiency or validity of any security interest in or related to the Collateral, (ii) the acquisition or maintenance of any insurance or (iii) the payment or discharge of any tax, assessment, or other governmental charge or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the Collateral.

(o)             Neither the Trustee nor the Collateral Agents shall be under any obligation to exercise any of the rights or powers vested in it by this Indenture or any Collateral Documents or to institute, conduct or defend any litigation hereunder or in relation hereto, at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture or any related document, unless such Holders shall have offered to the Trustee security, indemnity or prefunding satisfactory to the Trustee, in its sole discretion, against the losses, costs, expenses (including attorneys’ fees and expenses) and liabilities that might be incurred by the Trustee in compliance with such request, order or direction.

(p)             Each Holder, by its acceptance of a Superpriority Note hereunder, represents that it has, independently and without reliance upon the Trustee or any other Person, and based on such documents and information as it has deemed appropriate, made its own investment decision in respect of the Superpriority Notes. Each Holder also represents that it will, independently and without reliance upon the Trustee or any other Person, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Indenture and in connection with the

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Superpriority Notes. Except for notices, reports and other documents expressly required to be furnished to the Holders by the Trustee hereunder, the Trustee shall not have any duty or responsibility to provide any Holder with any other information concerning the Issuer, the servicer or any other parties to any related documents which may come into the possession of the Trustee or any of its officers, directors, employees, agents, representatives or attorneys-in-fact.

(q)             If the Trustee requests instructions from the Issuer or the Holders with respect to any action or omission in connection with this Indenture, the Trustee shall be entitled (without incurring any liability therefor) to refrain from taking such action and continue to refrain from acting unless and until the Trustee shall have received written instructions from the Issuer or the Holders, as applicable, with respect to such request.

(r)              In no event shall the Trustee or the Collateral Agents be liable for any failure or delay in the performance of its obligations under this Indenture or any related documents because of circumstances beyond the Trustee’s or the Collateral Agents’ control, including, but not limited to, a failure, termination, or suspension of a clearing house, securities depositary, settlement system or central payment system in any applicable part of the world or acts of God, flood, war (whether declared or undeclared), civil or military disturbances or hostilities, nuclear or natural catastrophes, political unrest, explosion, severe weather or accident, earthquake, terrorism, fire, riot, labor disturbances, epidemics, pandemics, strikes or work stoppages for any reason, embargo, government action, including any laws, ordinances, regulations or the like (whether domestic, federal, state, county or municipal or foreign) which delay, restrict or prohibit the providing of the services contemplated by this Indenture or any related documents, or the unavailability of communications or computer facilities, the failure of equipment or interruption of communications or computer facilities, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility, or any other causes beyond the Trustee’s or the Collateral Agents’ control whether or not of the same class or kind as specified above; it being understood that the Trustee and the Collateral Agents shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(s)             The Trustee and the Collateral Agents shall not be liable for failing to comply with their respective obligations under this Indenture or any Collateral Documents, as applicable, in so far as the performance of such obligations is dependent upon the timely receipt of instructions and/or other information from any other person which are not received or not received by the time required.

(t)              The Trustee and the Collateral Agents shall be fully justified in failing or refusing to take any action under this Indenture, any Collateral Documents or any other related document if such action (A) would, in the reasonable opinion of the Trustee or such Collateral Agent, as applicable, in good faith (which may be based on the advice or opinion of counsel), be contrary to applicable law, this Indenture, any Collateral Documents or any other related document, or (B) is not provided for in this Indenture, any Collateral Documents or any other related document.

(u)             In each case that any Collateral Agent may, or is required hereunder or under the respective Collateral Documents to take any action, including to make any

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determination, exercise of discretion or judgment, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under the relevant Collateral Documents, such Collateral Agent may seek direction from the Trustee (who shall only deliver instructions upon receipt of written direction from the Holders of the requisite aggregate principal amount of outstanding Superpriority Notes) (or, where provided in the Intercreditor Agreement, the Controlling Creditors)). No Collateral Agent shall be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction from the Trustee (acting solely pursuant to the written instructions of the Holders holding the requisite aggregate principal amount of outstanding Superpriority Notes) (or, where provided in the Intercreditor Agreement, the Controlling Creditors)). If any Collateral Agent shall request direction from the Trustee or the Controlling Creditors with respect to any action, such Collateral Agent shall be entitled to refrain from such action unless and until such Collateral Agent shall have received direction from the Trustee or the Controlling Creditors, and such Collateral Agent shall not incur liability to any Person by reason of so refraining.

(v)             No Collateral Agent shall be liable for any action it takes or omits to take, in good faith which it reasonably believes to be authorized or within its rights or powers; provided, however, that such Collateral Agent’s conduct does not constitute willful misconduct or gross negligence as determined ultimately by a court of competent jurisdiction.

(w)           Each Collateral Agent may at any time give 90 days’ notice of its resignation and be discharged of its obligations under this Indenture and the other Secured Debt Documents to which it is a party. Upon receiving the notice of resignation from such Collateral Agent, the Parent Guarantor shall propose a successor within 30 days and shall notify the Representatives of such proposed successor. Unless Representatives on behalf of the Controlling Creditors object to such proposed successor, such successor shall become the applicable Collateral Agent hereunder. If the Parent Guarantor has not proposed a successor within such 30-day period, or if an Event of Default is in effect, or if the Controlling Creditors have objected to the proposed successor within 10 days of such notification, the Controlling Creditors shall appoint a successor which shall become the Brazilian Collateral Agent hereunder. After a 90 days period from such notice of resignation, if no successor has been appointed, such Collateral Agent shall hold the Collateral in its possession as a gratuitous bailee until a successor Collateral Agent has been appointed, but shall otherwise be fully and immediately discharged of any and all responsibilities as collateral agent under this Indenture and the other Secured Debt Documents to which it is a party. The resigning Collateral Agent shall execute and deliver all documents requested by the Parent Guarantor to appoint a successor Collateral Agent and transfer the Collateral to such successor.

Section 7.03       Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Superpriority Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. The Collateral Agents and any Agent may do the same with like rights.

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Section 7.04       Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Superpriority Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Superpriority Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Superpriority Notes or any other document in connection with the sale of the Superpriority Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05       Notice of Defaults.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall send to the Holders of Superpriority Notes a notice of the Default within 90 days after it occurs. Except in the case of a Default relating to the payment of interest, additional amounts, if any, principal and premium, if any, on any Superpriority Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the Superpriority Notes. The Trustee shall not be deemed to know of any Default unless (i) a Responsible Officer of the Trustee has received written notice of a Default or Event of Default at the Corporate Trust Office of the Trustee, and such notice references the Superpriority Notes and this Indenture; or (ii) the Trustee has actual knowledge of a Default or Event of Default under Section 6.01(a)(i) hereof.

Section 7.06       Compensation and Indemnity.

(a)             The Issuer shall pay to the Trustee and Collateral Agents from time to time such compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. Neither the Trustee’s nor Collateral Agents’ compensation shall be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee and Collateral Agents promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s and Collateral Agents’ agents and counsel.

(b)             The Issuer and the Guarantors, jointly and severally, shall indemnify the Trustee and the Collateral Agents, each of their officers, directors, employees and agents for, and hold the Trustee and Collateral Agents harmless against, any and all loss, damage, claim, liability or expense (including attorneys’ fees) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) or defending itself against any claim whether asserted by any Holder, the Issuer or any Guarantors, or liability in connection with the acceptance, exercise or performance of any of its powers or duties hereunder). The Trustee or Collateral Agents, as applicable, shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee or Collateral Agents, as applicable, to so notify the Issuer shall not relieve the Issuer of their obligations hereunder. The Issuer shall defend the claim and the Trustee and Collateral Agents may have

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separate counsel and the Issuer shall pay the fees and expenses of such counsel. The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee or Collateral Agents through the Trustee’s or Collateral Agents’, respectively, own willful misconduct or gross negligence as determined ultimately by a court of competent jurisdiction.

(c)             The obligations of the Issuer and the Guarantors under this Section 7.06 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee or Collateral Agents.

(d)             To secure the payment obligations of the Issuer and the Guarantors in this Section 7.06, the Trustee and the Collateral Agents shall have a Lien prior to the Superpriority Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal, interest and additional amounts, if any, on particular Superpriority Notes. Such Lien shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee and the Collateral Agents.

(e)             When the Trustee or Collateral Agents incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(v) or Section 6.01(a)(vi) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.07       Replacement of Trustee.

(a)             A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07. The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Superpriority Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(i)              the Trustee fails to comply with Section 7.09 hereof;

(ii)            the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii)          a custodian or public officer takes charge of the Trustee or its property; or

(iv)           the Trustee becomes incapable of acting.

(b)             If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Superpriority Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(c)             If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Issuer’s expense), the Issuer or the

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Holders of at least 10.0% in principal amount of the then outstanding Superpriority Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(d)             If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)             A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided, all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof shall continue for the benefit of the retiring Trustee.

Section 7.08       Successor Trustee by Merger, Etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another entity, the successor entity without any further act shall be the successor Trustee.

Section 7.09       Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least US$50,000,000 as set forth in its most recent published annual report of condition.

Article 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01       Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may, at their option and at any time, elect to have either Section 8.02 or Section 8.03 hereof applied to all outstanding Superpriority Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02       Legal Defeasance and Discharge.

(a)             Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Superpriority Notes and Superpriority Note Guarantees

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on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Superpriority Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in this Section 8.02(a) and Section 8.02(b), and to have satisfied all its other obligations under such Superpriority Notes and this Indenture including that of the Guarantors (and the Trustee, on demand of and at the expense of the Issuer, shall execute such instruments reasonably requested by the Issuer acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)              the rights of Holders of Superpriority Notes to receive payments in respect of the interest, additional amounts, if any, principal and premium, if any, on the Superpriority Notes when such payments are due solely out of the trust created pursuant to this Indenture referred to in Section 8.04 hereof;

(ii)            the Issuer’s obligations with respect to Superpriority Notes concerning issuing temporary Superpriority Notes, registration of such Superpriority Notes, mutilated, destroyed, lost or stolen Superpriority Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(iii)          the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(iv)           this Article 8.

(b)             Subject to compliance with this Article 8, the Issuer may exercise their option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03       Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under Section 4.04 through Section 4.28 through Section 4.33, Section 4.35, Section 5.01 (except for (i)), Section 13.09, Section 13.10 and Section 13.11 with respect to the outstanding Superpriority Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (“Covenant Defeasance”), and the Superpriority Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Superpriority Notes may not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Superpriority Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other

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document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Superpriority Notes shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Section 6.01(a)(ii) (solely with respect to the defeased covenants listed above), Section 6.01(a)(iii) (solely with respect to the defeased covenants listed above) or Section 6.01(a)(iv) (solely with respect to the defeased covenants listed above) hereof shall not constitute Events of Default.

Section 8.04       Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.02 or Section 8.03 hereof to the outstanding Superpriority Notes:

(a)             the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Superpriority Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized independent registered public accounting firm, to pay the principal of, the Make-Whole Premium, the Call Premium, interest and additional amounts, if any, on the outstanding Superpriority Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(b)             in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(i)              the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(ii)            since the date of this Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that the beneficial owners of the Superpriority Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)             in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the beneficial owners of the Superpriority Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)             such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer is a party or by which the Issuer is bound;

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(e)             the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring Holders of the Superpriority Notes over any other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others;

(f)              the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

(g)             no Event of Default shall have occurred and be continuing either: (x) on the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit); or (y) insofar as the Events of Default under Section 6.01(a)(v) or Section 6.01(a)(vi) are concerned, at any time in the period ending on the 91st day after the date of deposit.

Section 8.05       Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

(a)             Subject to Section 8.06 hereof, all money and Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Superpriority Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of the Superpriority Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of such Superpriority Notes of all sums due and to become due thereon in respect of interest, additional amounts, if any, principal, the Make-Whole Premium and the Call Premium on the Superpriority Note, but such money need not be segregated from other funds except to the extent required by law.

(b)             The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 hereof or the principal, interest and additional amounts, if any, received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Superpriority Notes.

(c)             Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04 hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06       Repayment to Issuer.

Subject to applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the interest, additional amounts, if any, principal and premium, if any, on any Superpriority Note and remaining unclaimed for two years after such interest, additional amounts, if any, principal and premium, if

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any, on such Superpriority Note has become due and payable shall be paid to the Issuer on their request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Superpriority Note shall thereafter look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease.

Section 8.07       Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or Government Securities in accordance with Section 8.02 or Section 8.03 hereof, as the case may be, by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under the Superpriority Notes Documents shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or Section 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or Section 8.03 hereof, as the case may be; provided, however, that if the Issuer make any payment of interest, additional amounts, if any, principal and premium, if any, on any Superpriority Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Superpriority Notes to receive such payment from the money held by the Trustee or Paying Agent.

Section 8.08       Application of Trust Money.

Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to this Article 8 shall be held in trust and applied by it, in accordance with the provisions of the Superpriority Notes and this Indenture, to the payment, either directly or through any Paying Agent (including either of the Issuer acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the interest, additional amounts, if any, principal and premium, if any, on the Superpriority Notes for whose payment such money has been deposited with or received by the Trustee; but such money need not be segregated from other funds except to the extent required by law. Money so held in trust is subject to the Trustee’s rights under Section 7.06.

Article 9
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01       Without Consent of Holders of Superpriority Notes.

(a)             Notwithstanding anything to the contrary in Section 9.02 hereof, the Issuer, any Guarantor (with respect to a Superpriority Note Guarantee or this Indenture) and the Trustee and the Collateral Agents, subject to any restrictions in the Superpriority Notes Documents, may amend or supplement this Indenture or the Superpriority Notes, any other Superpriority Notes Documents or the Intercreditor Agreement (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Superpriority Notes Document or the Intercreditor Agreement) without the consent of any Holder and the Issuer may direct the Trustee, and the Trustee shall (upon receipt of the documents required by Section 9.05, subject to Section 9.01(b) below), enter into an amendment to this Indenture, any other Superpriority Notes Documents or the Intercreditor Agreement, as applicable, to:

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(i)              amend or supplement the Intercreditor Agreement in connection with the incurrence of any Secured Debt to the extent permitted by the terms of each Series of Secured Debt; provided, that no such agreement shall amend, modify or otherwise directly and adversely affect the rights of the Holders, or the rights or duties of the Trustee under the Transaction Documents, without its prior written consent;

(ii)            evidence the succession of another Person to the Parent Guarantor pursuant to a consolidation, merger or conveyance, transfer or lease of assets permitted under this Indenture;

(iii)          surrender any right or power conferred upon any Obligor;

(iv)           add to the covenants in any Superpriority Notes Document, such further covenants, restrictions, conditions or provisions for the protection of the Holders of the Superpriority Notes, and to add any additional Events of Default for the Superpriority Notes subject to certain limitations;

(v)             amend the Transaction Documents (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Collateral Document), by an agreement in writing entered into by the relevant Obligor and the Trustee or the relevant Collateral Agent, as applicable, to (x) cure any ambiguity, omission, mistake, defect or inconsistency, (y) effect administrative changes of a technical or immaterial nature and (z) correct or cure any incorrect cross references or similar inaccuracies and such amendment shall be deemed approved by the Holders if the Holders shall have received at least five Business Days’ prior written notice of such change and the Trustee shall not have received, within five Business Days of the date of such notice to the Holders, a written notice from the Required Superpriority Debtholders stating that the Required Superpriority Debtholders object to such amendment;

(vi)           convey, transfer, assign, mortgage or pledge any property to or with the Trustee or any Collateral Agent or to make such other provisions in regard to matters or questions arising under the Transaction Documents as shall not adversely affect the interests of any Holders;

(vii)         modify or amend the Superpriority Notes Documents in such a manner as to permit the qualification of this Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

(viii)       add to or change any provisions of this Indenture to such extent as necessary to permit or facilitate the issuance of the Superpriority Notes in bearer or uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Superpriority Notes in any material respect;

(ix)           amend this Indenture (including the terms of the Superpriority Note Guarantees), the Collateral Documents and any other Superpriority Notes Document (A) to effect the granting, perfection, protection, expansion or

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enhancement of any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable requirements of law, (B) as required by local law or advice of counsel to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable requirements of law, or (C) to cause such Superpriority Note Guarantee, collateral or security document or other document to be consistent with this Indenture, the other Superpriority Notes Documents or the Collateral Documents, as applicable;

(x)             provide additional guarantees for the Superpriority Notes;

(xi)           evidence the release of Liens in favor of the Trustee, any Collateral Agent or any Secured Party in the Collateral in accordance with the terms of the Superpriority Notes Documents; or

(xii)         evidence and provide for the acceptance of appointment of a separate or successor Trustee or Collateral Agent and to add to or change any of the provisions of the Superpriority Notes Documents as shall be necessary to provide for or facilitate the administration of the Superpriority Notes Documents by more than one Trustee or Collateral Agent.

(b)             Upon the request of the Issuer and upon receipt by the Trustee of the documents described in Section 9.05 hereof, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon (i) execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture and (ii) delivery of an Officer’s Certificate complying with the provisions of Section 9.05, Section 12.02 and Section 12.03 hereof.

Section 9.02       With Consent of Holders of Superpriority Notes.

(a)             Except as otherwise provided in this Section 9.02, the Issuer and the Trustee may amend or supplement this Indenture and any other Superpriority Notes Document with the consent of the Required Superpriority Debtholders voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Superpriority Notes). Section 2.08 and Section 2.09 hereof shall determine which Superpriority Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b)             Upon the request of the Issuer and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee and Collateral Agent, if applicable, of the documents described in Section 9.05 hereof, the Trustee shall join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture or amendment or supplement to the Collateral Documents unless such

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amended or supplemental indenture or amendment or supplement to any Collateral Document affects the Trustee’s own rights, duties or immunities under this Indenture, any Collateral Document, or otherwise, in which case the Trustee, may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture or amendment or supplement to any Collateral Document.

(c)             It shall not be necessary for the consent of the Holders of Superpriority Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under this Indenture by any Holder given in connection with a tender of such Holder’s Superpriority Notes will not be rendered invalid by such tender.

(d)             After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall send to the Holders of Superpriority Notes affected thereby a notice briefly describing the amendment, supplement or waiver. The failure to give such notice to all the Holders, or any defect in the notice will not impair or affect the validity of any such amendment, supplement or waiver. Furthermore, by its acceptance of the Superpriority Notes, each Holder of the Superpriority Notes is deemed to have consented to the terms of the Intercreditor Agreement, the Collateral Documents and to have authorized and directed each of the Trustee and Collateral Agent to execute, deliver and perform each of the Intercreditor Agreement and Collateral Documents to which it is a party, binding the Holders to the terms thereof.

(e)             Except as provided in Section 9.01, no modification, amendment or waiver of any provision of this Indenture or any Collateral Document (other than any Account Control Agreement), and no consent to any departure by any Obligor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Superpriority Debtholders (or signed by the Trustee with the written consent of the Required Superpriority Debtholders); and, with respect to any Collateral Document, subject to the restrictions contained therein, provided that no such modification, amendment, waiver or supplement shall without the prior written consent of:

(i)              each Holder directly and adversely affected thereby, (A) reduce the principal amount of, the Make-Whole Premium, the Call Premium, interest or additional amounts, if any, on the Superpriority Notes, (B) extend the Stated Maturity or interest payment periods, of the Superpriority Notes, (C) modify such Holder’s ability to vote its obligations pursuant to the Intercreditor Agreement; (D) alter the provisions with respect to the redemption or required repurchase of the Superpriority Notes (other than with respect to a Public Company Business Combination Transaction Offer or a Mandatory Redemption upon a Change of Control (which shall require the consent of the Required Superpriority Debtholders pursuant to Section 9.02(a)); provided that any alteration of the Public Company Business Combination Transaction Offer Purchase Price (but not the circumstances in which it shall be required to be paid) shall require the consent of each Holder directly and adversely affected thereby), (E) waive a Default or Event of Default in the payment of principal of or premium with respect to the Superpriority Notes, if any, or interest on, or additional amounts, if any, with respect to the Superpriority

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Notes, (F) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of the Superpriority Notes to receive payments of principal of or premium, if any, or interest on, or additional amounts, if any, with respect to the Superpriority Notes, or (G) change the ranking of the Superpriority Notes or any Superpriority Note Guarantees in a manner that adversely affects the rights of the Holders of the Superpriority Notes;

(ii)            all of the Holders, (A) amend or modify any provision of this Indenture which provides for the unanimous consent or approval of the Holders to reduce the percentage of principal amount of Superpriority Notes of the Holders required thereunder, (B) release the Liens granted to the Collateral Agent or the Trustee under any Superpriority Notes Document (other than as permitted under any Superpriority Notes Document), or (C) effect any shortening or subordination of term or reduction in fees or liquidated damages under any IP License (except as permitted under the Intercreditor Agreement following a Designated Default Event);

(iii)          all of the Holders, except as referred to under Article 8, release the Superpriority Note Guarantees;

(iv)           all of the Holders, release any of the Collateral (other than as otherwise permitted under this Indenture or the Collateral Documents);

(v)             the Holders of a majority in principal amount of the then outstanding Superpriority Notes, amend or modify the definition of Permitted Change of Control;

(vi)           the Required Superpriority Debtholders, impair the right of such holder to institute suit for the enforcement of any payment with respect to the Superpriority Notes;

(vii)         all Holders, reduce the percentage specified in the definition of Required Superpriority Debtholders in respect of the Superpriority Notes; and

(viii)       all Holders, modify any of the foregoing Section 9.02(e)(i) through (vii).

Section 9.03       Revocation and Effect of Consents.

(a)             Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Superpriority Note is a continuing consent by the Holder of a Superpriority Note and every subsequent Holder of a Superpriority Note or portion of a Superpriority Note that evidences the same debt as the consenting Holder’s Superpriority Note, even if notation of the consent is not made on any Superpriority Note. However, any such Holder of a Superpriority Note or subsequent Holder of a Superpriority Note may revoke the consent as to its Superpriority Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

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(b)             The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.

Section 9.04       Notation on or Exchange of Superpriority Notes.

(a)             The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Superpriority Note thereafter authenticated. The Issuer in exchange for all Superpriority Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Superpriority Notes that reflect the amendment, supplement or waiver.

(b)             Failure to make the appropriate notation or issue a new Superpriority Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05       Trustee to Sign Amendments, Etc.

The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. In executing any amendment, supplement or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 12.04 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and an Opinion of Counsel stating that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and any Guarantors party thereto, enforceable against them in accordance with its terms, and complies with the provisions hereof. Notwithstanding the foregoing and upon satisfaction of the requirements set forth in the last sentence of Section 9.01 hereof, no Opinion of Counsel shall be required for the Trustee to execute any amendment or supplement adding a new Guarantor under this Indenture.

Article 10
GUARANTEES

Section 10.01    Guarantee.

(a)             Subject to this Article 10, each of the Guarantors hereby, jointly and severally irrevocably and unconditionally guarantees (the “Superpriority Note Guarantees”), to each Holder of a Superpriority Note authenticated and delivered by the Trustee and to the Trustee, the Collateral Agents, and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Superpriority Notes or the obligations of the Issuer hereunder or thereunder, the due and punctual payment of the unpaid principal and interest on (including additional amounts, if any, defaulted interest, if any, and interest accruing after the Stated Maturity

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of after the filing of any petition of bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) each Superpriority Note, whether at the Stated Maturity, upon redemption, upon required prepayment, upon acceleration, upon required repurchase at the option of the holder or otherwise according to the terms thereof and of this Indenture and all other obligations of the Issuer to the Holders, the Trustee or the Collateral Agents hereunder or thereunder shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection. Any indebtedness owed by a Guarantor to any Obligor are subordinated in right of payment to the Superpriority Note Guarantees.

(b)             The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Superpriority Notes or this Indenture or the Collateral Documents, the absence of any action to enforce the same, any waiver or consent by any Holder of the Superpriority Notes with respect to or any amendment of any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenants that this Superpriority Note Guarantee shall not be discharged except pursuant to Article 8 or Article 10 or by complete performance of the obligations contained in the Superpriority Notes and this Indenture.

(c)             If any Holder, the Trustee or either Collateral Agent is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator, provisional liquidator, restructuring officer or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid either to the Trustee, the Collateral Agents or such Holder, this Superpriority Note Guarantee of each Guarantor, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d)             Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Trustee and the Collateral Agent, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Superpriority Note Guarantee of each Guarantor, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Superpriority Note Guarantee of each Guarantor. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Superpriority Note Guarantees.

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(e)             Each Superpriority Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against any Obligor for liquidation (including provisional liquidation) or reorganization, should the Issuer become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuer’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Superpriority Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Superpriority Notes or Superpriority Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Superpriority Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(f)              The payment obligations of the Guarantors under their respective Superpriority Note Guarantees will be direct senior obligations of the relevant Guarantor, ranking equally with all of such Guarantor’s other unsubordinated obligations (except those obligations preferred by operation of law, including labor and tax claims).

(g)             Each of the Parent Guarantor and Azul Linhas unconditionally and irrevocably waives any and all benefits set forth under Articles 333 (sole paragraph), 364, 366, 368, 827, 829 (sole paragraph), 830, 834, 835, 837, 838 and 839 of the Brazilian Civil Code (Brazilian Law No. 10,406, of January 10, 2002, as amended) and Articles 130, 131 and 794 of the Brazilian Civil Procedure Code (Brazilian Law No. 13,105, of March 16, 2015, as amended).

Section 10.02    Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Superpriority Notes, each Holder, hereby confirms that it is the intention of all such parties that the Superpriority Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, state or foreign law to the extent applicable to any Superpriority Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Superpriority Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law or to comply with corporate benefit, financial assistance and other laws.

Section 10.03    Execution and Delivery.

(a)             To evidence its Superpriority Note Guarantee set forth in Section 10.01 hereof, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by one of its Responsible Officers.

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(b)             Each Guarantor hereby agrees that its Superpriority Note Guarantee set forth in Section 10.01 hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Superpriority Note Guarantee on the Superpriority Notes.

(c)             If a Responsible Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Superpriority Note, the Superpriority Note Guarantee shall be valid nevertheless.

(d)             The delivery of any Superpriority Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Superpriority Note Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 10.04    Benefits Acknowledged.

Each Guarantor acknowledges that it shall receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Superpriority Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.05    Release of Superpriority Note Guarantees.

A Superpriority Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Issuer or the Trustee is required for the release of such Guarantor’s Superpriority Note Guarantee, upon the Issuer’s exercising their Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 hereof or the satisfaction and discharge of the Issuer’s obligations under this Indenture in accordance with the terms of this Indenture, so long as (i) no Event of Default shall have occurred and be continuing or shall result therefrom, (ii) the Issuer shall have delivered to the Trustee a certificate of a Responsible Officer certifying that such conditions to the release of such Superpriority Note Guarantee have been satisfied together with such information relating thereto as the Trustee may reasonably request and (iii) the Trustee shall execute and deliver, at the Issuer’s expense, such documents as the Issuer or Guarantor may reasonably request and prepare to evidence the release of the Superpriority Note Guarantee of such Guarantor provided herein.

Section 10.06    Alternative Place of Payment.

The Required Superpriority Debtholders may (but shall have no obligation to), at their sole discretion, direct the Trustee to demand that payments due by either the Parent Guarantor or Azul Linhas pursuant to this Indenture be made in the City of São Paulo, State of São Paulo, Brazil, in Brazilian reais, in which case (i) such payments will be made by the Parent Guarantor or Azul Linhas into the BRL Collateral Account, (ii) the City of São Paulo, State of São Paulo, Brazil, will be deemed to be the place of such payment for all purposes under applicable law, and (iii) the Dollar amount of such payment shall be converted into Brazilian reais using the Dollar to Brazilian reais sell exchange rate published by the Central Bank of Brazil on the Business Day immediately preceding the applicable payment date on its exchange rate website (https://www.bcb.gov.br/en/financial stability/exchangerates), menu “Quotations and bulletins,” option “Closing quotations of all currencies on a certain date,” currency “United States Dol,” USD, code line 220, column “Rate/Offer” (or any successor screen established by the Central Bank

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of Brazil); provided that the Trustee shall provide at least five Business Days’ written notice thereof to the Parent Guarantor, Azul Linhas and the Paying Agent prior to the relevant Payment Date, and the Trustee shall advise the Paying Agent of the Dollar amount of such payment and the date of receipt. Without limiting the foregoing rights of the Required Superpriority Debtholders to direct the Trustee to demand payment in Brazil, any payment received hereunder must be in Dollars, and the Trustee shall provide for any conversion to Dollars of the amount so paid in accordance with normal banking procedures, as applicable, as provided in Resolution No. 277, issued by the Central Bank of Brazil on December 31, 2022, as further amended or restated from time to time.

Article 11
SATISFACTION AND DISCHARGE

Section 11.01    Satisfaction and Discharge.

This Indenture and the Collateral Documents shall be discharged and shall cease to be of further effect as to all Superpriority Notes, when:

(a)             either

(i)              all Superpriority Notes theretofore authenticated and delivered, except lost, stolen or destroyed Superpriority Notes which have been replaced or paid and Superpriority Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(ii)            all Superpriority Notes not theretofore delivered to the Trustee for cancellation have become due and payable, shall become due and payable at their maturity within one year or are to be called for redemption (including the Make-Whole Premium and the Call Premium, as applicable) within one year, and, at the expense of the Issuer, the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Superpriority Notes, cash in U.S. dollars, Government Securities or a combination thereof, in such amounts sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Superpriority Notes not theretofore delivered to the Trustee for cancellation for principal, Make-Whole Premium, Call Premium, accrued interest, if any, and additional amounts, if any, to the date of such deposit (in the case of Superpriority Notes which have become due and payable) or to the final maturity date or redemption date, as the case may be;

(b)             the Issuer have paid or caused to be paid all sums payable by it under this Indenture; and

(c)             the Issuer have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Superpriority Notes at maturity or the redemption date, as the case may be.

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In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, the provisions of Section 7.06 hereof shall survive and, if money shall have been deposited with the Trustee pursuant to subclause (i) of clause (a) of this Section 11.01, the provisions of Section 11.02 and Section 8.06 hereof shall survive.

Section 11.02    Application of Trust Money.

(a)             Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 11.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Superpriority Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as their own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the interest, additional amounts, if any, principal and premium, if any on the Superpriority Notes for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

(b)             If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Superpriority Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 hereof; provided, that if the Issuer have made any payment of interest, additional amounts, if any, principal and premium, if any, on any Superpriority Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Superpriority Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

Article 12
MISCELLANEOUS

Section 12.01    Notices.

(a)             Any notice or communication shall be in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), fax or other electronic transmission or overnight air courier guaranteeing next day delivery addressed as follows:

If to the Issuer and/or any Guarantor:

Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil
Fax: +55 11 4134-9890
Attention: Raphael Linares Felippe

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Email: raphael.linares@voeazul.com.br

in respect of IP Co and IP HoldCo, with a copy to:

c/o the offices of Walkers Fiduciary Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands

Attention: The Directors

Email: fiduciary@walkersglobal.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
Attn: Jonathan A. Lewis
Email: jonathan.lewis@hoganlovells.com

and

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Timothy Graulich, Josh Sturm and Jarret Erickson
Email: timothy.graulich@davispolk.com, joshua.sturm@davispolk.com, and jarret.erickson@davispolk.com

If to the Trustee or the U.S. Collateral Agent:

UMB Bank, National Association

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Attention: Corporate Trust and Escrow Services

If to the Brazilian Collateral Agent:

TMF Brasil Administração a Gestão de Ativos Ltda.
Avenida Marcos Penteado de Ulhoa Rodrigues, 939
Tower I, 10th floor, room 3, Jacarandá Building 05422-001
Brazil
Telephone: +55 11 3411-0602 and +55 11 3411-0505
Email: leone.azevedo@tmf-group.com; lesli.gonzalez@tmf-group.com; Wagner.Castilho@tmf-group.com;

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diogo.malheiros@tmf-group.com; CTS.Brazil@tmf-group.com
Attention: Leone Azevedo; Lesli Gonzalez; Wagner Castilho; Diogo Malheiros; Corporate Trust Services

The Issuer, any Guarantor, the Trustee or the Collateral Agents, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

(b)             The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(c)             Any notice or communication mailed to a Holder shall be mailed to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

(d)             Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

(e)             Notwithstanding any other provision of this Indenture or any Superpriority Note where this Indenture or any Superpriority Note provides for notice of any event (including any notice of redemption or purchase) or any other communication to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Notes Depositary pursuant to the standing instructions from the Notes Depositary.

(f)              If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(g)             If the Issuer mail a notice or communication to Holders, they shall mail a copy to the Trustee, the Collateral Agents and each Agent at the same time.

(h)             The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods. If the Issuer, any Guarantor or any Holder elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding if such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

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Section 12.02    Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer or any of the Guarantors to the Trustee to take or refrain from taking any action under this Indenture, the Issuer or such Guarantor, as the case may be, shall furnish to the Trustee:

(a)             An Officer’s Certificate in form and substance satisfactory to the Trustee (which shall include the statements set forth in Section 12.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b)             An Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied.

Section 12.03    Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.19 hereof) shall include:

(a)             a statement that the individual making such certificate or opinion has read such covenant or condition;

(b)             a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)             a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(d)             a statement as to whether or not, in the opinion of such individual, such condition or covenant has been complied with; provided, that with respect to matters of fact, an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

Section 12.04    Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

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Section 12.05    No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of Azul or any Guarantor or any of their direct or indirect parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Superpriority Notes, the Superpriority Note Guarantees or this Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Superpriority Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Superpriority Notes.

Section 12.06    Governing Law.

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE SUPERPRIORITY NOTES AND THE SUPERPRIORITY NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 12.07    Waiver of Jury Trial.

THE ISSUER, THE GUARANTORS, THE TRUSTEE, THE COLLATERAL AGENTS AND EACH HOLDER OF A SUPERPRIORITY NOTE BY ITS ACCEPTANCE THEREOF HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SUPERPRIORITY NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08    No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or Guarantors or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.09    Successors.

All agreements of the Issuer and the Guarantors in this Indenture and the Superpriority Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors.

Section 12.10    Severability.

In case any provision in this Indenture or in the Superpriority Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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Section 12.11    Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent one and the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture and signature pages for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. The words “execution,” “signed,” “signature,” and words of like import in this Indenture or any related document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Neither the Trustee nor the Collateral Agents shall have a duty to inquire into or investigate the authenticity or authorization of any electronic signature and both shall be entitled to conclusively rely on any electronic signature without any liability with respect thereto.

Section 12.12    Table of Contents, Headings, Etc.

The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.13    U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee and Collateral Agents are required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee or Collateral Agents. The parties to this Indenture agree that they will provide the Trustee and Collateral Agents with such information as the Trustee or Collateral Agents may reasonably request in order for the Trustee and Collateral Agents to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 12.14    Jurisdiction.

(a)             Each Obligor agrees that any suit, action or proceeding against such Obligor brought by any Holder, the Trustee or the Collateral Agents arising out of or based upon this Indenture, the Superpriority Note Guarantees or the Superpriority Notes may be instituted in any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof, and each of them irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. Each Obligor irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action, or proceeding that may be brought in connection with this Indenture, the Superpriority Note Guarantees or the Superpriority Notes, including such actions, suits or proceedings relating to securities laws of the United States of America or any state thereof, in such courts whether on the grounds of venue, residence or domicile

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or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. Each Obligor agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon such Obligor, and may be enforced in any court to the jurisdiction of which such Obligor is subject by a suit upon such judgment.

(b)             The Obligors irrevocably appoint Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, as their authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Obligors by the person serving the same to the address provided in Section 12.01, shall be deemed in every respect effective service of process upon the Obligors in any such suit or proceeding. The Obligors hereby represent and warrant that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Obligors further agree to take any and all reasonable action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of the Superpriority Notes issued pursuant to this Indenture. If for any reason such Person shall cease to be such agent for service of process, each of the Obligors shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Trustee a copy of the new agent’s acceptance of that appointment within 30 days.

(c)             The Brazilian Collateral Agent, at the cost and expense of the Obligors, irrevocably appoints Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Brazilian Collateral Agent by the person serving the same to the address provided in Section 12.01, shall be deemed in every respect effective service of process upon the Obligors in any such suit or proceeding. The Brazilian Collateral Agent hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Brazilian Collateral Agent further agrees to take any and all reasonable action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of the Superpriority Notes issued pursuant to this Indenture. If for any reason such Person shall cease to be such agent for service of process, the Brazilian Collateral Agent shall forthwith appoint, at the cost and expense of the Obligors, a new agent of recognized standing for service of process in the State of New York and deliver to the Trustee a copy of the new agent’s acceptance of that appointment within 30 days.

Section 12.15    Legal Holidays.

In any case where any Interest Payment Date or redemption date or Stated Maturity of any Superpriority Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Superpriority Notes) payment of interest, additional amounts, if any, or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or redemption date or Stated Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date or redemption date or Stated Maturity, as the case may be on account of such delay.

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Section 12.16    Currency Indemnity.

Dollars are the sole currency (the “Required Currency”) of account and payment for all sums payable by the Issuer or any Guarantor under or in connection with the Superpriority Notes, this Indenture and the Superpriority Note Guarantees, including damages. Any amount with respect to the Superpriority Notes, this Indenture the Superpriority Note Guarantees or the other Superpriority Notes Documents received or recovered in a currency other than the Required Currency, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or any Guarantor or otherwise by any Holder or by the Trustee or Paying Agent or Collateral Agent, in respect of any sum expressed to be due to it from the Issuer or any Guarantor will only constitute a discharge to the Issuer or any Guarantor to the extent of the Required Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If the Required Currency amount is less than the Required Currency amount expressed to be due to the recipient or the Trustee or Paying Agent or Collateral Agents under the Superpriority Notes, each Obligor will indemnify such recipient and/or the Trustee or Paying Agent or Collateral Agents against any loss sustained by it as a result. In any event, each Obligor will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be prima facie evidence of the matter stated therein, for the Holder of a Superpriority Note or the Trustee or Paying Agent or Collateral Agents to certify in a manner satisfactory to the Issuer (indicating the sources of information used) the loss it incurred in making any such purchase. These indemnities constitute a separate and independent obligation from the Issuer’s and each Guarantor’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Superpriority Note or the Trustee or Paying Agent or Collateral Agents (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Superpriority Note or to the Trustee or Collateral Agents. For the purposes of determining the amount in a currency other than the Required Currency, such amount shall be determined using the Exchange Rate then in effect.

Section 12.17    Waiver of Immunity.

With respect to any proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any court of competent jurisdiction, and with respect to any judgment, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such proceeding or judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

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Section 12.18    Intercreditor Agreement.

The Trustee and each Holder of the Superpriority Notes, by its acceptance of the Superpriority Notes, hereby acknowledges that the Liens and security interests securing the Obligations on the Superpriority Notes, the exercise of any right or remedy by the Collateral Agent under the Superpriority Notes Documents or with respect thereto, and certain rights of the parties thereto are subject to the provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and the terms this Indenture, the terms of the Intercreditor Agreement shall govern, except with respect to the individual rights, privileges, immunities and indemnities of the Trustee and the Collateral Agent, in which case, this Indenture shall control.

Article 13
COLLATERAL

Section 13.01    Collateral Documents.

(a)             The Superpriority Notes and the Superpriority Note Guarantees:

(i)              are secured by the Shared Collateral (subject to Permitted Collateral Liens) on a “superpriority” basis pursuant to the terms of the Intercreditor Agreement;

(ii)            have the right to receive payments from the Shared Collateral, including the proceeds of any enforcement of Shared Collateral, on a “superpriority” basis prior to payments on any First Priority Secured Obligation and any Second Priority Secured Obligation pursuant to the terms of the Intercreditor Agreement;

(iii)          are secured by the Non-Shared Collateral; and

(iv)           have the sole right to receive payments from the Non-Shared Collateral, including the proceeds of any enforcement of Non-Shared Collateral.

(b)             The due and punctual payment of the interest, additional amounts, if any, principal and premium, if any, on the Superpriority Notes and Superpriority Note Guarantees when and as the same shall be due and payable, whether on a Payment Date, at maturity, by acceleration, repurchase, redemption, prepayment or otherwise, and interest and additional amounts, if any, on the overdue principal of and interest and additional amounts, if any, on the Superpriority Notes and Superpriority Note Guarantees and performance of all other Obligations of the Issuer and the Guarantors to the Superpriority Notes Secured Parties under this Indenture, the Superpriority Notes, the Superpriority Note Guarantees, the Intercreditor Agreement, and the Collateral Documents, according to the terms hereunder or thereunder, shall be secured as provided in the Collateral Documents, which define the terms of the Liens that secure the Obligations, subject to the terms of the Intercreditor Agreement. The Trustee, the Collateral Agents, the Issuer and the Guarantors hereby acknowledge and agree that the Collateral Agents hold the Collateral in trust for the benefit of the Superpriority Notes Secured Parties pursuant to the terms of the Collateral

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Documents and the Intercreditor Agreement. Each Holder, by accepting a Superpriority Note, consents and agrees to (A) the terms of the Collateral Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral) and the Intercreditor Agreement as each may be in effect or may be amended from time to time in accordance with their terms and this Indenture and the Intercreditor Agreement, and authorizes and directs the Trustee and the Collateral Agents to enter into the Collateral Documents and the Intercreditor Agreement, and (B) the appointment of UMB Bank, N.A., a national banking association, as U.S. Collateral Agent, and TMF Brasil Administração e Gestão de Ativos Ltda., as Brazilian Collateral Agent under this Indenture, and authorizes and directs each of the Collateral Agents and the Trustee to perform its respective obligations and exercise its respective rights under and in accordance with the Collateral Documents and the Intercreditor Agreement to which it is a party. The Collateral Agents shall take instructions and directions from the Trustee (acting solely pursuant to the written instructions of the Holders of a majority (or such greater percentage as shall be required by this Indenture) in aggregate principal amount of the then outstanding Superpriority Notes) (or, where required to the Intercreditor Agreement, the Controlling Creditors)) pursuant to, and solely to the extent set forth in, this Indenture and the relevant Collateral Document, and no implied duties and covenants shall be deemed to arise against such Collateral Agent. The Issuer and the Guarantors shall deliver to the Collateral Agent copies of all documents required to be filed pursuant to the Collateral Documents and will do or cause to be done all such acts and things as required by the next sentence of this Section 13.01, to assure and confirm to the Collateral Agents (i) an exclusive, first-priority security interest in the Non-Shared Collateral and (ii) a “superpriority” security interest in the Shared Collateral in accordance with the terms of the Intercreditor Agreement by the Shared Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Superpriority Notes secured thereby, according to the intent and purposes herein expressed.

(c)             The Obligors shall, in each case at their own expense, (A) promptly execute and deliver to the Collateral Agents such Collateral Documents and take such actions to create, grant, establish, preserve and perfect the applicable Liens (subject to Permitted Collateral Liens) (including to obtain any release or termination of Liens not permitted under Section 4.15 and made all necessary filings) in favor of the applicable Collateral Agent for the benefit of the Secured Parties on such assets of the Issuer or such other Obligor, as applicable, to secure the Obligations to the extent required under the applicable Collateral Documents, and to ensure that such Collateral shall be subject to no other Liens (other than any Permitted Collateral Liens) and (B) if reasonably requested by the Trustee or any Collateral Agent, deliver to the Trustee, for the benefit of Superpriority Notes Secured Parties (including the Collateral Agents), a customary written Opinion of Counsel to the Issuer or such other Obligor, as applicable, with respect to the matters described in clause (A) hereof, in each case within 10 Business Days after the addition of such Collateral.

(d)             Subject to the Intercreditor Agreement, to the extent the Collateral is not sufficient to repay the Superpriority Notes and the other Secured Obligations in accordance with the terms of the Intercreditor Agreement (if applicable to such Collateral), the Holders of the Superpriority Notes will participate ratably with all other general creditors of Obligors based upon the respective amounts owed to each holder or creditor, in the remaining unencumbered assets of Obligors.

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Section 13.02    Non-Impairment of Liens.

Any release of Collateral permitted by Section 13.03 will be deemed not to impair the Liens under this Indenture and the other Collateral Documents in contravention thereof.

Section 13.03    Release of Collateral.

(a)             The Liens granted to the relevant Collateral Agent by the relevant Obligors on any Collateral shall be automatically and unconditionally released with respect to the Superpriority Notes and the Superpriority Note Guarantees:

(i)              upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted under this Indenture) to any Person (other than an Obligor) to the extent such sale or other disposition is made in compliance with the terms of the Secured Debt Documents and the Collateral Documents (and any Collateral Agent shall, without further inquiry, rely conclusively on an Officer’s Certificate and/or Opinion of Counsel to that effect provided to it by the Issuer and other Obligor, including upon its reasonable request);

(ii)            if the release of such Lien is approved, authorized or ratified in writing by all Secured Debt Representatives under the Intercreditor Agreement (if applicable to such Collateral); and

(iii)          as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of any Collateral Agent pursuant to the Collateral Documents; provided that, in the case of (ii) and (iii), (A) any existing Permitted Collateral Lien shall attach to the proceeds of such sale or transfer and (B) the proceeds of such sale or transfer are applied in accordance with the Intercreditor Agreement.

(b)             Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Issuer and the other Obligors in respect of) all interests retained by the Issuer and the other Obligors, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral, as applicable, except to the extent otherwise released in accordance with the provisions of this Indenture and the Collateral Documents.

(c)             Notwithstanding any other provision of the Transaction Documents (including notwithstanding Section 4.13(c) hereof), on the Closing Date, subject to satisfaction of the Closing Date Pre-paid Points Release Condition, Azul Linhas shall be permitted (on a one time basis on the Closing Date) to withdraw, and the Brazilian Collateral Agent shall be required to release, the Release Amount from the BRL Blocked Account. Upon such release, the Parent Guarantor and its Subsidiaries shall be permitted to use such Release Amount in any manner not prohibited by the terms of this Indenture. The Parent Guarantor shall procure that the counterparty to the relevant Azul Fidelidade Agreement from which the Release Amount was obtained allocates the Pre-paid Points related to such Release Amount to its underlying customers no later than the date that is eight months following the Closing Date (the “Testing Date”). If, on the Testing Date,

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less than all of such Pre-Paid Points have been allocated by such counterparty (the “Allocation Shortfall”), then within 30 days following such Testing Date, Azul Linhas shall deposit into the BRL Blocked Account such amount in Brazilian reais as equals the price-per-Point attributable to the Release Amount multiplied by such Allocation Shortfall, and the Parent Guarantor and its Subsidiaries shall not be permitted to enter into any further Blocked Pre-paid Points Purchases at any time prior to the Testing Date and, if applicable, until such Allocation Shortfall has been allocated to such counterparty’s underlying customers.

Section 13.04    Release upon Termination of the Issuer’s Obligations.

Upon any discharge of Secured Obligations with respect to any Series of Secured Debt, then (i) the application of the provisions of the Intercreditor Agreement to such discharged Series of Secured Debt shall automatically cease, (ii) such discharged Series of Secured Debt shall automatically no longer be secured by the Liens granted in favor of the relevant Collateral Agent and (iii) the applicable Collateral Agent, at the request and sole expense of the Grantors, shall, upon its receipt of the deliverables required by the Intercreditor Agreement, execute and deliver to the Grantors all releases or other documents reasonably requested by the Grantors to evidence the foregoing.

Section 13.05    Suits to Protect the Collateral.

(a)             Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Trustee, without the consent of the Holders, on behalf of the Holders, may or may direct the Collateral Agents to take all actions it determines in order to:

(i)              enforce any of the terms of the Collateral Documents; and

(ii)            collect and receive any and all amounts payable in respect of the Obligations hereunder.

(b)             Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Trustee and the Collateral Agents shall have power to institute and to maintain such suits and proceedings as the Trustee may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Documents or this Indenture, and such suits and proceedings as the Trustee and/or the Collateral Agent may determine to preserve or protect its interests and the interests of the Holders in the Collateral. Nothing in this Section 13.05 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Collateral Agents.

Section 13.06    Authorization of Receipt of Funds by the Trustee Under the Collateral Documents.

Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

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Section 13.07    Lien Sharing and Priority Confirmation.

Each Holder hereby agrees that each Holder is bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Superpriority Secured Obligations and the order of application of proceeds from enforcement of Superpriority Secured Obligations; and each Holder consents to the terms of the Intercreditor Agreement and the Collateral Agents’ performance of, and directing the Collateral Agents to enter into and perform its obligations under, the Intercreditor Agreement and the other Superpriority Notes Documents.

Section 13.08    Limited Recourse; Non-Petition.

(a)             Notwithstanding any other provision of this Indenture or any other document to which it may be a party, the obligations of each IP Party from time to time and at any time under any Superpriority Notes are limited recourse obligations of such IP Party and are payable solely from the Shared Collateral thereof available at such time and amounts derived therefrom and following realization of the Shared Collateral of such IP Party, and application of the proceeds thereof in accordance with this Indenture and the other Collateral Documents, all obligations of and any remaining claims against such IP Party hereunder or in connection herewith after such realization shall be extinguished and shall not thereafter revive. No recourse shall be had against any officer, director, employee, shareholder, administrator, or incorporator of the IP Parties, their respective Affiliates or their respective successors or assigns for any amounts payable under the Superpriority Notes, this Indenture or the Collateral Documents (except as otherwise provided in this Indenture and any such Collateral Document).

(b)             Notwithstanding any other provision of this Indenture, no party to this Indenture, party to a Collateral Document or a Holder may, prior to the date which is one year (or if longer, any applicable preference period) and one day after the payment in full of all Superpriority Notes, institute against, or join any other Person in instituting against, any IP Party any bankruptcy, winding up, reorganization, restructuring, insolvency, moratorium or liquidation (including provisional liquidation) proceedings under any Bankruptcy Laws. Nothing in this Section 13.08 shall preclude, or be deemed to estop, the parties hereto (i) from taking any action prior to the expiration of the aforementioned period in (A) any proceedings under any Bankruptcy Laws filed or commenced by any non-affiliated Person, or (ii) from commencing against any IP Party or any of their respective property any legal action which is not a bankruptcy, winding up, reorganization, restructuring, insolvency, moratorium, liquidation (including provisional liquidation) or other such proceeding. It is understood that the foregoing provisions of this Section shall not (x) prevent recourse to the assets of the IP Parties (including the Shared Collateral) or (y) constitute a waiver, release or discharge of any Indebtedness or obligation secured hereby until all assets of the IP Parties (including the Shared Collateral) have been realized. It is further understood that the foregoing provisions of this Section 13.08 shall not limit the right of any Person to name any IP Party as a party defendant in any proceeding or in the exercise of any other remedy hereunder, so long as no judgment in the nature of a deficiency judgment or seeking personal liability shall be asked for or (if obtained) enforced against any such Persons. The provisions of this Section 13.08 shall survive the termination of this Indenture.

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Section 13.09    Possession of Collateral.

So long as the Superpriority Notes have not been accelerated, and otherwise subject to the terms of the Intercreditor Agreement, the Issuer and Guarantors are entitled to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Collateral Documents), and to collect, invest and dispose of any income thereon. Upon acceleration of any Superpriority Notes, unless such acceleration has been rescinded as provided under Section 6.03 to the extent permitted by law and following notice by the Trustee to the Issuer and the other Obligors in accordance with the Intercreditor Agreement and this Indenture, the relevant Collateral Agent may (and if so instructed, shall) enforce rights and remedies against the Collateral, including foreclosing upon the Collateral or any part thereof in accordance with and subject to the terms of the Collateral Documents and the Intercreditor Agreement (which may require the instruction of the Controlling Creditors in certain circumstances).

Section 13.10    Further Assurances.

(a)             In each case, subject to the terms, conditions and limitations of this Indenture and the Collateral Documents, the Obligors shall execute any and all further documents and instruments, and take all further actions, that may be required under applicable law or that the Trustee or any Collateral Agent may reasonably request, in order to (i) create, grant, establish, preserve, protect and perfect the validity, perfection and priority of any Liens on the Collateral and security interests created or intended to be created by the Collateral Documents (including with respect to any Additional Collateral), in each case to the extent required under this Indenture, the Collateral Documents or the Intercreditor Agreement, or (ii) implement or evidence the release of any Permitted Collateral Liens contemplated under Section 13.03 above.

(b)             Promptly after the date upon which it is permissible to contribute any Specified IP, the applicable Contributing Parties and the IP Parties shall, if such Specified IP is not contributed pursuant to an existing Contribution Agreement, execute and deliver any and all further documents and instruments that may be required, and take all further actions that may be required under applicable law or that the U.S. Collateral Agent may reasonably request, to contribute all of such Contributing Parties’ right, title and interest in and to such Specified IP to IP Co, and shall promptly provide the Trustee and the U.S. Collateral Agent copies of any such documents.

(c)             Each of the Contributing Parties covenants and agrees to perform and comply with its obligations under the Contribution Agreements, including, without limitation, its obligation to contribute, transfer or assign later developed or acquired Contributed Intellectual Property, subject to the terms of the Contribution Agreements.

Section 13.11    Additional Collateral.

(a)             The Obligors or any Subsidiary of the Parent Guarantor (other than any Permitted Business Combination Entity) (i) shall grant Liens on Additional Collateral to the extent required pursuant to the terms of this Indenture, and (ii) shall, in their sole or absolute discretion, be permitted to grant Liens on other assets of the Parent Guarantor or any of its Subsidiaries, in each case, to secure the Superpriority Notes and the Superpriority Note Guarantees and any other

187

Indebtedness that is secured by the Collateral as permitted by Section 4.12; provided that, if a Subsidiary of the Parent Guarantor grants Liens on Additional Collateral (other than Non-Shared Collateral) or any of its assets, such Subsidiary shall promptly become a Guarantor under the Superpriority Notes in accordance with this Indenture and a guarantor of each other Series of Secured Debt in accordance with the terms of the applicable Secured Debt Document. If the Obligors grant any Additional Collateral (other than Non-Shared Collateral) to secure such other Indebtedness that is secured by the Collateral, such Additional Collateral shall also secure the Superpriority Notes and the Superpriority Note Guarantees on the same basis as the Collateral securing the Superpriority Notes and the Superpriority Note Guarantees on the Closing Date pursuant to the terms of the Intercreditor Agreement.

(b)             If the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) creates or permits to subsist any intercompany Indebtedness between (i) the Parent Guarantor and any of its Subsidiaries (other than any Permitted Business Combination Entity) that is not an Obligor, or (ii) between Subsidiaries of the Parent Guarantor (other than any Permitted Business Combination Entity) where one such Subsidiary (other than any Permitted Business Combination Entity) is not an Obligor, under which, in respect of any such Indebtedness (taken individually) is of an aggregate principal amount in excess of US$20.0 million, then the Parent Guarantor or the relevant Subsidiary shall be required to grant promptly, and in any event within 30 calendar days of the issuance of such Indebtedness, a Lien over the receivables under such intercompany Indebtedness, which Lien shall form part of the Shared Collateral (“Additional Intercompany Indebtedness Collateral”).

Section 13.12    Additional Collateral in Connection with a Permitted Acquisition Loyalty Program or a Permitted Acquisition Travel Package Business.

(a)             The Obligors shall be required to grant Additional Collateral to secure the Superpriority Notes and the Superpriority Note Guarantees and any other Indebtedness that is secured by the Shared Collateral as permitted by Section 4.12 in connection with a Permitted Acquisition Loyalty Program or a Permitted Acquisition Travel Package Business as provided in this Section 13.12 which, for the avoidance of doubt, excludes any Permitted Business Combination Entity.

(b)             Prior to, or no later than 120 days following, the consummation of the merger or other acquisition transaction by the Parent Guarantor or any of its Subsidiaries (other than an IP Party or any Permitted Business Combination Entity) of a Specified Acquisition Entity (which, for the avoidance of doubt, excludes any Permitted Business Combination Entity) (the “Permitted Acquisition Closing Date”), the Parent Guarantor shall determine whether or not to terminate the Permitted Acquisition Loyalty Program or Permitted Acquisition Travel Package Business, as applicable. If the Parent Guarantor determines not to terminate such Permitted Acquisition Loyalty Program or Permitted Acquisition Travel Package Business, as applicable, then, no later than 180 days following the Permitted Acquisition Closing Date, the Parent Guarantor and its Subsidiaries shall be required to either:

(i)              merge, consolidate or otherwise integrate the business of such Permitted Acquisition Loyalty Program into the Azul Fidelidade Program, or merge, consolidate or otherwise integrate the business of such Permitted

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Acquisition Travel Package Business into the Azul Viagens Business, as the case may be; or

(ii)            in the case of (x) a Permitted Acquisition Loyalty Program, grant a Loyalty Program Lien with respect thereto, or (y) a Permitted Acquisition Travel Package Business, grant a Travel Package Business Lien with respect thereto, in each case, subject to Third Party Rights and other Permitted Collateral Liens.

(c)             Notwithstanding the foregoing, the Parent Guarantor and its Subsidiaries will not be required to comply with the requirements set forth in Section 13.12(b) above to the extent that any applicable Governmental Authority does not provide an approval required for the granting of the applicable Loyalty Program Lien or Travel Package Business Lien; provided that the Parent Guarantor or its applicable Subsidiary has used commercially reasonable efforts to obtain such approval. In addition, the amount of the Secured Obligations secured by the aforementioned Additional Collateral shall be limited to the maximum amount that would not (x) render the obligations of the Parent Guarantor or any of its Subsidiaries subject to avoidance under applicable law, including applicable fraudulent conveyance or similar laws, or (y) result in a breach or violation of any then-existing agreement to which the Parent Guarantor or any of its Subsidiaries is party, or any then-existing agreement related to the Permitted Acquisition Loyalty Program or Permitted Acquisition Travel Package Business, as applicable, in each case that was not entered into in contemplation of such merger or acquisition.

(d)             Following the 120 day period described in in Section 13.12(b) (if the Parent Guarantor determines to terminate the Permitted Acquisition Loyalty Program or Permitted Acquisition Travel Package Business, as applicable) or the 180 day period described in Section 13.12(b) (if the Parent Guarantor determines not to terminate the Permitted Acquisition Loyalty Program or Permitted Acquisition Travel Package Business, as applicable), the applicable acquired Loyalty Program or Travel Package Business shall cease to be considered a “Permitted Acquisition Loyalty Program” or “Permitted Acquisition Travel Package Business”, respectively.

(e)             Following any such merger, consolidation or integration contemplated by Section 13.12(b)(i), or any Loyalty Program Lien with respect to a Permitted Acquisition Loyalty Program or Travel Package Business Lien with respect to a Permitted Acquisition Travel Package Business contemplated by Section 13.12(b)(ii), as applicable, the Azul Fidelidade Receivables Coverage Covenant or the Azul Viagens Receivables Coverage Covenant, as applicable, would apply to the enlarged Azul Fidelidade Program or Azul Viagens Business, as applicable, and the relevant additional Intellectual Property would, subject to the terms and conditions of the Contribution Agreements, constitute Contributed Intellectual Property and be subject to the requirements of the Collateral Documents in respect of after-acquired Intellectual Property.

[Signature pages follow]

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Executed as a deed on behalf of:

AZUL SECURED FINANCE LLP
By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

AZUL S.A.

By: /s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: President

AZUL LINHAS AÉREAS BRASILEIRAS S.A.

By:/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

AZUL INVESTMENTS LLP
By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

[Signature Page to Indenture]

AZUL CONECTA LTDA.

By: /s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: President

AZUL SECURED FINANCE II LLP

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

INTELAZUL S.A.

By: /s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: President

ATS VIAGENS E TURISMO LTDA.

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

[Signature Page to Indenture]

Azul IP Cayman Holdco Ltd.

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: Director

Azul IP Cayman Ltd.

By: /s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: Director

Witnessed by: By: /s/ Geovani Sousa Name: Geovani Sousa
Witnessed by: By: /s/ Jennifer Ribeiro dos Santos Coelho Name: Jennifer Ribeiro dos Santos Coelho

[Signature Page to Indenture]

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA.,
as Brazilian Collateral Agent

By:/s/ Leone Azevedo /s/ Carla Ribeiro
Name: Leone Azevedo Carla Ribeiro
Title: Attorney in fact Attorney in fact

[Signature Page to Indenture]

UMB BANK, N.A.,
as Trustee and U.S. Collateral Agent, Registrar, Paying Agent and Transfer Agent

By:/s/ Israel Lugo
Name: Israel Lugo
Title: Vice President

[Signature Page to Indenture]

EXHIBIT A

[Face of Superpriority Note]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

A-1

CUSIP: [  ]

ISIN: [ ]1

[RULE 144A][REGULATION S] GLOBAL NOTE

representing up to
US$______________]

Floating Rate Superpriority PIK Toggle Notes due 2030

No. ___

[US$______________]

AZUL SECURED FINANCE LLP

promises to pay to CEDE & CO. or registered assigns, the principal sum of US$ [_____] (___________________________________________ United States Dollars) (as revised by the Schedule of Increases or Decreases in the Global Note attached hereto)] on [●].

Payment Dates: February 28, May 28, August 28 and November 28 of each year commencing on February 28, 2025, or if such day is not a Business Day, the next succeeding Business Day

Record Dates: Each Business Day immediately preceding each Payment Date.

[1]	Rule 144A Notes CUSIP: 05501WAG7
Rule 144A Notes ISIN: US05501WAG78
Regulation S Notes CUSIP: U0551YAH8
Regulation S Notes ISIN: U0551YAH8
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IN WITNESS HEREOF, the Issuer has caused this instrument to be duly executed.

Dated:

AZUL SECURED FINANCE LLP

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: ____________________________________

Name:

Title:

[Signature Page to [Rule 144A][Reg. S] Global Note]

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This is one of the Superpriority Notes referred to in the within-mentioned Indenture:

umb bank, NATIONAL ASSOCIATION,
Trustee and U.S. Collateral Agent, Registrar, Paying Agent and Transfer Agent

Dated:

By: ____________________________________

Authorized Signatory

[Signature Page to [Rule 144A][Reg. S] Global Note]

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[Back of Superpriority Note]

Floating Rate Superpriority PIK Toggle Notes due 2030

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.       MATURITY DATE. The Issuer promises to pay the outstanding principal amount on the Superpriority Notes in full on January 28, 2030 (the “Maturity Date”).

2.       INTEREST AND PRINCIPAL.

The Issuer promises to pay interest on the principal amount of the Superpriority Notes (i) at a rate per annum equal to the Benchmark for the Interest Period plus the Applicable Margin, and (ii) in the manner specified below. The interest rate for any Interest Period will be the Compounded SOFR plus the Applicable Margin. Interest on the Superpriority Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance, to but excluding such Payment Date, calculated on the basis of a 360-day year composed of twelve 30-day months.

Interest on the Superpriority Notes will be payable as Cash Interest; provided that the Issuer shall be entitled to elect to pay the Applicable Margin portion of interest (but not the Compounded SOFR portion of interest) on the Superpriority Notes in the form of PIK Interest as provided below and in accordance with the terms of the Indenture.

In the event the Issuer elects to pay PIK Interest for the applicable Interest Period, one (1) Business Day prior to the commencement of the applicable Interest Period, the Issuer shall deliver to the Trustee a PIK Notice (i) stating that the Issuer has elected to pay PIK Interest on the applicable Interest Payment Date, (ii) setting forth the total amount of interest due and payable on the applicable Interest Payment Date, (iii) setting forth the amount of Cash Interest PIK Interest to be paid on the applicable Interest Payment Date, and (iv) directing the Trustee to increase the aggregate principal amount of the outstanding Superpriority Notes as of the applicable Interest Payment Date in an amount equal to the PIK Interest payable on such date, which PIK Notice the Trustee and the Paying Agents shall be entitled to conclusively rely upon. The Trustee shall promptly deliver a copy of the PIK Notice to the Holders of the Superpriority Notes. Notwithstanding the foregoing, interest on the Superpriority Notes for the first Interest Period that is payable on the first Interest Payment Date of February 28, 2025 shall be payable as PIK Interest and the Issuer shall not be required to deliver a PIK Notice in respect thereof.

The interest rate and amount of interest to be paid on the Superpriority Notes for each Interest Period will be determined by the Issuer. All determinations made by the Issuer shall, in the absence of manifest error, be conclusive for all purposes and binding on the Issuer and the Holders of the Superpriority Notes.

The interest rate for any Interest Period will not be adjusted for any modifications or amendments to SOFR or the SOFR Index that the SOFR Administrator may publish after the

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interest rate for that Interest Period has been determined in accordance with the provisions of this Superpriority Note and the Indenture.

Upon the occurrence of an Event of Default until the date such Event of Default is cured or waived in accordance with the Indenture, the applicable interest rate set forth above plus 2.000% payable as Cash Interest or, at the sole option of the Issuer, in the form of PIK Interest, which shall accrue on all overdue principal and other Obligations and which shall be due immediately and payable.

3.       METHOD OF PAYMENT. The Issuer will pay interest, additional amounts, if any, principal and premium, if any, on the Superpriority Notes to the Persons who are registered Holders of Superpriority Notes at the close of business on the Business Day immediately preceding the Payment Date, even if such Superpriority Notes are canceled after such record date and on or before such Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Payment of interest and additional amounts, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, provided, that payment by wire transfer of immediately available funds will be required with respect to interest, additional amounts, if any, principal and premium, if any, on, all Global Notes and all other Superpriority Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent. U.S. Dollars are the sole currency of account and payment for all sums payable by the Issuer or any Guarantor under or in connection with the Superpriority Notes, the Indenture and the Guarantees.

4.       PAYING AGENT AND REGISTRAR. Initially, UMB Bank, National Association, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to the Holders. The Issuer may act in any such capacity.

5.       INDENTURE. The Issuer issued the Superpriority Notes under an Indenture, dated as of January 28, 2025 (the “Indenture”), among the Issuer, the Guarantors, UMB Bank, National Association, as Trustee and U.S. Collateral Agent, Registrar, Paying Agent and Transfer Agent, and TMF Brasil Administração e Gestão de Ativos Ltda., as Brazilian Collateral Agent. This Superpriority Note is one of a duly authorized issue of Superpriority Notes of the Issuer designated as its Floating Rate Superpriority PIK Toggle Notes due 2030. The terms of the Superpriority Notes include those stated in the Indenture. The Superpriority Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Superpriority Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

6.       REDEMPTION, PREPAYMENT AND REPURCHASE. The Superpriority Notes may be redeemed at the option of the Issuer and may be the subject of a Mandatory Prepayment Event, a Mandatory Redemption, a Public Company Business Combination Transaction Offer or a TAP Bond Offer to Purchase, as further provided in the Indenture. Except as provided in the Indenture, the Issuer shall not be required to make any

A-6

mandatory prepayments, redemptions, repurchases or sinking fund payments with respect to the Superpriority Notes.

7.       DENOMINATIONS, TRANSFER, EXCHANGE. The Superpriority Notes are in registered form without coupons in minimum denominations of US$100,000 and integral multiples of US$1.00 in excess thereof. The transfer of Superpriority Notes may be registered and Superpriority Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Superpriority Note or portion of a Superpriority Note selected for prepayment, redemption or tendered (and not withdrawn) for repurchase in connection with a Mandatory Prepayment Event, Mandatory Redemption, a Public Company Business Combination Transaction Offer, an optional redemption or a tender offer, respectively, in whole or in part, except for the unredeemed portion of any Superpriority Note being redeemed in part.

8.       PERSONS DEEMED OWNERS. The registered Holder of a Superpriority Note may be treated as its owner for all purposes.

9.       AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Guarantees or the Superpriority Notes may be amended or supplemented as provided in the Indenture.

10.       DEFAULTS AND REMEDIES. The Events of Default relating to the Superpriority Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Issuer, the Guarantors, the Trustee and the Holders shall be set forth in the applicable provisions of the Indenture.

11.       AUTHENTICATION. This Superpriority Note shall not be entitled to any benefit under the Indenture or be valid for any purpose until authenticated by the manual signature of the Trustee or an authenticating agent.

12. LIMITED RECOURSE AND NON-PETITION. The provisions of Section 13.08 of the Indenture are incorporated herein mutatis mutandis.

13.       GOVERNING LAW. THE INDENTURE, the Superpriority Notes and the guarantees SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

14.       NOTICES. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), fax or other

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electronic transmission or overnight air courier guaranteeing next day delivery addressed as follows:

If to the Issuer and/or any Guarantor:

Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil
Fax: +55 11 4134-9890
Attention: Raphael Linares Felippe
Email: raphael.linares@voeazul.com.br

in respect of IP Co and IP HoldCo, with a copy (which shall not constitute notice) to:

c/o the offices of Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention: The Directors

Email: cayman@maples.com

and

c/o the offices of Walkers Fiduciary Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands
Attention: The Directors
Email: fiduciary@walkersglobal.com

If to the Trustee or the U.S. Collateral Agent:

UMB Bank, National Association

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Attention: Corporate Trust & Escrow Services
Email: Israel.Lugo@umb.com

If to the Brazilian Collateral Agent:

TMF Brasil Administração e Gestão de Ativos Ltda.
Avenida Marcos Penteado de Ulhoa Rodrigues, 939
Tower I, 10th floor, room 3, Jacarandá Building 05422-001
Brazil

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Telephone: +55 11 3411-0602 and +55 11 3411-0505
Email: leone.azevedo@tmf-group.com; lesli.gonzalez@tmf-group.com; Wagner.Castilho@tmf-group.com; diogo.malheiros@tmf-group.com; CTS.Brazil@tmf-group.com
Attention: Leone Azevedo; Lesli Gonzalez; Wagner Castilho; Diogo Malheiros; Corporate Trust Services

The Issuer, any Guarantor, the Trustee or the Collateral Agents, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Notwithstanding any other provision of the Indenture or this Superpriority Note, where the Indenture or this Superpriority Note provides for notice of any event (including any notice of redemption or purchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Notes Depositary pursuant to the standing instructions from the Notes Depositary.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

The Trustee agrees to accept and act upon instructions or directions pursuant to the Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods. If the Issuer, any Guarantor or any Holder elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding if such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

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ASSIGNMENT FORM

To assign this Superpriority Note, fill in the form below:

(I) or (we) assign and transfer this Superpriority Note to:

(Insert assignee’s legal name)

___________________________________________________________________________________

(Insert assignee’s soc. sec. or tax I.D. no.)

___________________________________________________________________________________

___________________________________________________________________________________

___________________________________________________________________________________

___________________________________________________________________________________

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                                                                                                     to transfer this Superpriority Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____________________

Your Signature:
(Sign exactly as your name appears on the face of this Superpriority Note)

Signature Guarantee:* __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).
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OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Superpriority Note purchased by the Issuer pursuant to Section 3.10 or Section 4.41 of the Indenture, check the appropriate box:

[ ] Section 3.10 [ ] Section 4.41

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 3.10 or Section 4.41 of the Indenture, state the amount you elect to have purchased: US$_______________

Date: _____________________

Your Signature:
(Sign exactly as your name appears on the face of this Superpriority Note)

Tax Identification No.:

Signature Guarantee:* __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).
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SCHEDULE OF INCREASES OR DECREASES IN THE GLOBAL NOTE

The initial outstanding principal amount of this Global Note is US$__________. The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, or cancellations of principal amount of Superpriority Notes represented hereby, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized officer of Trustee or Custodian

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EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Azul S.A.

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

With a copy to:

UMB Bank, N.A.

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Re: AZUL SECURED FINANCE LLP

Reference is hereby made to the Indenture, dated as of January 28, 2025 (the “Indenture”), among Azul Secured Finance LLP, the Guarantors named therein, the Trustee and the Collateral Agents. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_______________ (the “Transferor”) owns and proposes to transfer the Superpriority Note[s] or interest in such Superpriority Note[s] specified in Annex A hereto, in the principal amount of US$___________ in such Superpriority Note[s] or interests (the “Transfer”), to _______________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.       [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN A 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States.

2.       [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor

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hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Indenture and the Securities Act.

3.       [ ] CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a)       [ ] such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b)       [ ] such Transfer is being effected to the Issuer or a subsidiary thereof;

or

(c)       [ ] such Transfer is being effected pursuant to an effective registration statement under the Securities Act and, if applicable, in compliance with the prospectus delivery requirements of the Securities Act.

4.       [ ] CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE.

(a)       [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to

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the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(b)       [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)       [ ] CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

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This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
 Name:
Title:

Dated: _______________________

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ANNEX A TO CERTIFICATE OF TRANSFER

1.       The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)       [ ] a beneficial interest in the:

(i)       [ ] 144A Global Note (CUSIP [ ]), or

(ii)       [ ] Regulation S Global Note (CUSIP [ ]), or

(b)       [ ] a Restricted Definitive Note.

2.       After the Transfer the Transferee will hold:

[CHECK ONE]

(a)       [ ] a beneficial interest in the:

(i)       [ ] 144A Global Note (CUSIP [ ]), or

(ii)       [ ] Regulation S Global Note (CUSIP [ ]), or

(b)       [ ] a Restricted Definitive Note; or

(c)	[ ] an Unrestricted Definitive Note, in accordance with the terms of the Indenture.

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EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Azul S.A.

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

With a copy to:

UMB Bank, N.A.

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Re: AZUL SECURED FINANCE LLP

Reference is hereby made to the Indenture, dated as of January 28, 2025 (the “Indenture”), Azul Secured Finance LLP, Azul S.A., as the Parent Guarantor, the Guarantors named therein, the Trustee and the Collateral Agents. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________ (the “Owner”) owns and proposes to exchange the Superpriority Note[s] or interest in such Superpriority Note[s] specified herein, in the principal amount of US$__________ in such Superpriority Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1)       EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE

a)       [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is

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being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

b)       [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

c)       [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

d)       [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2)       EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES

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a)       [ ] CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

b)       [ ] CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] [ ] 144A Global Note [ ] Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
      Name:
     Title:

Dated: _______________________

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EXHIBIT D

INTERCREDITOR AGREEMENT

AMENDED AND RESTATED
INTERCREDITOR, COLLATERAL SHARING AND ACCOUNTS AGREEMENT

Among

AZUL SECURED FINANCE LLP,

as the Issuer,

AZUL S.A.,

as the Parent Guarantor,

the other Obligors party hereto,

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA.,

as Brazilian Collateral Agent,

UMB BANK, N.A.

as U.S. Collateral Agent and Trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes,

AERCAP ADMINISTRATIVE SERVICES LIMITED,

as AerCap Representative,

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.,

as Convertible Debentures Representative,

and

each additional Representative from time to time party hereto dated as of January 28, 2025

AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNTS AGREEMENT, dated as of January 28, 2025 (this “Agreement”), among (i) AZUL SECURED FINANCE LLP, as issuer of the New First Out Notes, the New Second Out Notes and the Superpriority Notes (the “Issuer”), (ii) AZUL S.A., as parent guarantor (the “Parent Guarantor”), (iii) the other Obligors (as defined in Section 1.01) party hereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (each as defined in Section 1.01) (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (as defined in Section 1.01) (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (as defined in Section 1.01) (the “Convertible Debentures Representative”), and (viii) each additional Representative (as defined in Section 1.01) that from time to time becomes a party hereto pursuant to Section 8.07.

This Agreement is being entered into by the parties hereto to amend and restate the intercreditor, collateral sharing and accounts agreement originally entered into between the Issuer, the Parent Guarantor, certain of the other Obligors, the U.S. Collateral Agent, the Trustee, the Brazilian Collateral Agent, the AerCap Representative and the Convertible Debentures Representative on July 14, 2023, as amended by that first amendment to intercreditor, collateral sharing and accounts agreement, dated as of October 30, 2024 (as so amended, the “Existing Intercreditor Agreement”). The Existing Intercreditor Agreement is hereby amended and restated in its entirety.

As of the date hereof, the second amended and restated intercreditor, collateral sharing and account agreement, dated October 30, 2024, entered into between Azul Secured Finance II LLP, the Issuer, the Parent Guarantor, certain other Obligors, TMF Brasil Administração e Gestão De Ativos Ltda., UMB Bank, N.A., Ballyfin Aviation II Limited and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (the “Azul Cargo Intercreditor Agreement”) relating to the Azul Cargo Collateral has, pursuant to Section 8.02 of the Azul Cargo Intercreditor Agreement, ceased to be in effect as a result of the Discharge of First Priority Secured Obligations (as defined in the Azul Cargo Intercreditor Agreement). Accordingly, the assets and property that comprise the Azul Cargo Collateral are, with effect from the date hereof, solely subject to this Agreement and not the Azul Cargo Intercreditor Agreement.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, (i) the Superpriority Secured Debt Representative (for itself and on behalf of the Superpriority Secured Parties), (ii) the AerCap Representative (for itself and on behalf of the AerCap Secured Parties), (iii) the Convertible Debentures Representative (for itself and on behalf of the Convertible Debentures Secured Parties), (iv) each additional First Priority Secured Debt Representative (as defined in Section 1.01) (for itself and on behalf of the First Priority Secured Parties under the applicable First Priority Secured Debt Documents (as defined in Section 1.01)), (v) the Trustee (for itself and on behalf of the holders of Second Priority Secured Debt) under the applicable Second Priority Secured Debt Documents (as defined in Section 1.01)), and (vi) each additional Second Priority Secured Debt Representative (as defined in Section 1.01) for itself and on behalf of the Second Priority Secured Parties under the applicable Second Priority Secured Debt Documents (as defined in Section 1.01) agree as follows:

D-1

Article 1
DEFINITIONS

Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Account Bank” means:

(i)       in respect of the Azul Fidelidade Receivables Deposit Account, means (i) Itaú Unibanco S.A, and (ii) in respect of payments made under the Azul Fidelidade Agreement entered into with Caixa Econômica Federal, Caixa Econômica Federal, in each case as party to the relevant Account Control Agreement;

(ii)       in respect of the Azul Viagens Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

(iii)       in respect of the USD Azul Cargo Receivables Deposit Account, Citibank N.A., as party to the relevant Account Control Agreement;

(iv)       in respect of the Azul Cargo Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

(v)       in respect of the USD Blocked Account, the USD Collateral Account and the USD Payment Account, UMB Bank, N.A., as party to the UMB Account Control Agreement;

(vi)       in respect of the Delayed Draw Escrow Account, UMB Bank, N.A., as party to the Delayed Draw Escrow Account Control Agreement;

(vii) in respect of the BRL Blocked Account, the BRL Collateral Account and the BRL Payment Account, Itaú Unibanco S.A., as party to the relevant Account Control Agreement; and

(vii)       any financial institution appointed to such role pursuant to any Collateral Document.

“Account Control Agreements” means (a) any multi-party security and control agreement entered into by any Grantor, a financial institution which maintains one or more deposit accounts or securities accounts and an Applicable Collateral Representative or the U.S. Collateral Agent, as applicable, relating to such deposit accounts or securities accounts that have been pledged to an Applicable Collateral Representative or a Collateral Agent, as applicable, as Collateral under the Collateral Documents or any other Transaction Document, in each case giving the Applicable Collateral Representative or a Collateral Agent, as applicable, “control” (as defined in Section 9-104 of the UCC) over the applicable account in form and substance reasonably satisfactory to the U.S. Collateral Agent and (b) any corresponding agreement under Brazilian law in favor of the Applicable Collateral Representatives.

“Act of Controlling Creditors” means, as to any matter at any time prior to the Discharge of Superpriority Secured Obligations or the Discharge of First Priority Secured Obligations, as applicable, a direction in writing (including, for the avoidance of doubt, any Remedies Direction) of the Controlling Creditors delivered to Representatives under this Agreement by the applicable Representatives of each applicable Series of Secured Debt forming part of, and being sent on behalf of, the Controlling Creditors.

“Additional Collateral” means assets that are substantially similar to any of the types of assets or property that comprise any part of the Collateral on the Closing Date, including assets that are required,

D-2

pursuant to the terms of any Series of Secured Debt, to become part of the Collateral and assets that any Obligor elects to be added as Collateral, provided that the Liens on such assets in favor of the relevant Collateral Agent are perfected on the same basis and to substantially the same extent as the Collateral on the Closing Date is required to be perfected.

“Additional First Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of First Priority Secured Debt (i) set forth herein, and (ii) pursuant to the terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Collateral as, First Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07). Notwithstanding any other provision of the Transaction Documents, Additional First Priority Secured Debt can be denominated in, and be payable in, any currency.

“Additional First Priority Secured Debt Documents” means, with respect to any series, issue or class of Additional First Priority Secured Debt, the promissory notes, credit agreements, loan agreements, indentures or other operative agreement evidencing or governing such Indebtedness.

“Additional First Priority Secured Obligations” means, with respect to any series, issue or class of Additional First Priority Secured Debt, (a) all principal of, and premium and interest, fees, and expenses payable with respect to, such Additional First Priority Secured Debt, (b) all other amounts payable to the related Additional First Priority Secured Parties under the related Additional First Priority Secured Debt Documents and (c) any renewals or extensions of the foregoing (including any such interest, fees or other amounts arising or accruing during the pendency of any Insolvency or Liquidation Proceeding whether or not allowed in such proceeding), notwithstanding that any such Secured Obligations or claims therefor shall be disallowed, voided or subordinated in any Insolvency or Liquidation Proceeding or under any Bankruptcy Law or other applicable law.

“Additional First Priority Secured Parties” means, with respect to any series, issue or class of Additional First Priority Secured Debt, the holders of such Indebtedness or any other Additional First Priority Secured Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional First Priority Secured Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Issuer or any Guarantor under any related Additional First Priority Secured Debt Documents.

“Additional Secured Debt” means Additional First Priority Secured Debt and Additional Second Priority Secured Debt.

“Additional Secured Debt Documents” means Additional First Priority Secured Debt Documents and Additional Second Priority Secured Debt Documents.

“Additional Secured Obligations” means Additional First Priority Secured Obligations and Additional Second Priority Secured Obligations.

“Additional Secured Parties” means Additional First Priority Secured Parties and Additional Second Priority Secured Parties.

“Additional Second Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of Second Priority Secured Debt (i) set forth herein, and (ii) pursuant to the terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Collateral as, Second Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07). Notwithstanding any other provision of the

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Transaction Documents, Additional Second Priority Secured Debt can be denominated in, and be payable in, any currency.

“Additional Second Priority Secured Debt Documents” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, the promissory notes, credit agreements, loan agreements, indentures or other operative agreement evidencing or governing such Indebtedness.

“Additional Second Priority Secured Obligations” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, (a) all principal of, and premium and interest, fees, and expenses payable with respect to, such Additional Second Priority Secured Debt, (b) all other amounts payable to the related Additional Second Priority Secured Parties under the related Additional Second Priority Secured Debt Documents and (c) any renewals or extensions of the foregoing (including any such interest, fees or other amounts arising or accruing during the pendency of any Insolvency or Liquidation Proceeding whether or not allowed in such proceeding), notwithstanding that any such Secured Obligations or claims therefor shall be disallowed, voided or subordinated in any Insolvency or Liquidation Proceeding or under any Bankruptcy Law or other applicable law.

“Additional Second Priority Secured Parties” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, the holders of such Indebtedness or any other Additional Second Priority Secured Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional Second Priority Secured Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Issuer or any Guarantor under any related Additional Second Priority Secured Debt Documents.

“AerCap Discharge Date” means the date on which all of the AerCap Secured Obligations have been fully and finally discharged to the satisfaction of the AerCap Representative, whether or not as a result of enforcement.

“AerCap Lease Documents” means, collectively, each Relevant Lease, together with any agreements related thereto, including, but not limited to, the “Operative Documents” (as defined in each Relevant Lease) and any guarantees and letters of credit provided in connection therewith, and each an “AerCap Lease Document”.

“AerCap Party” means, collectively, the Relevant Lessors and any owner trustee, servicer, lease manager or similar entity in respect of a Relevant Lease.

“AerCap Representative” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“AerCap Secured Obligations” means the outstanding amount of deferred rent arising under relevant aircraft leases (the “Relevant Leases”) that are required to be secured by the Collateral pursuant to the terms of (i) the Global Framework Agreement and (ii) any agreements which are stated to supersede the Global Framework Agreement with respect to the unpaid deferred rent obligations referred to in the Global Framework Agreement; provided that the maximum amount of the AerCap Secured Obligations that are entitled to be recovered from the proceeds of the Collateral pursuant to, and in accordance with, this Agreement shall be limited to US$46.0 million (such amount, the “AerCap Secured Obligations Cap”).

“AerCap Secured Obligations Cap” has the meaning specified in the definition of AerCap Secured Obligations.

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“AerCap Secured Parties” means the Relevant Lessors and the AerCap Representative solely in their capacity as secured parties with a security interest in the Collateral and not in any other capacity, including, without limitation, as lessors under the AerCap Lease Documents.

“Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, or is controlled by, or is under common control with, such Person. For purposes of this definition, a Person shall be deemed to be “controlled by” another Person, if such controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether by ownership of voting securities, contract or otherwise; provided that Walkers Fiduciary Limited shall not be deemed to be an Affiliate of the Issuer or the IP Parties.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Airport Authority” means any city or any public or private board or other body or organization chartered or otherwise established for the purpose of administering, operating or managing airports or related facilities, which in each case is an owner, administrator, operator or manager of one or more airports or related facilities.

“Allocation Date” means, with respect to any Distribution Date, the Business Day that is five (5) Business Days prior to such Distribution Date.

“Allocation Date Statement” means a statement delivered to the Brazilian Collateral Agent by the Parent Guarantor indicating the Required Payments for the next Distribution Date.

“Anticipation” means anticipating (antecipação), factoring, discounting or otherwise accelerating or bringing forward the scheduled payment of any receivables (including doing so through discounting or the payment of finance costs in connection therewith), and “Anticipated” has a corresponding meaning.

“Applicable Collateral Representative” means the Representative or Collateral Agent to whom any Lien on Collateral has been legally granted, giving such Person the right to enforce such Lien against other parties.

“Applicable Waterfall” means the relevant Payment Waterfall or the relevant Post-Default Waterfall, as applicable.

“Assigned Azul Cargo Agreements” means, on any date, each Azul Cargo Agreement the receivables under which are subject to the Azul Cargo Fiduciary Assignment.

“Assigned Azul Fidelidade Agreements” means, on any date, each Azul Fidelidade Agreement the receivables under which are subject to the Azul Fidelidade Fiduciary Assignment.

“Assigned Azul Viagens Agreements” means, on any date, each Azul Viagens Agreement the receivables under which are subject to the Azul Viagens Fiduciary Assignment.

“Azul” means Azul S.A., a Brazilian corporation (sociedade por ações).

“Azul Brand IP” means (a) any and all Intellectual Property, including copyrights and Trade Secrets, that is (i) owned by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and (ii) embodied in any proprietary software developed or acquired by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business

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Combination Entity) after the Closing Date that is used or held for use exclusively in the Azul airline business and (b) the Azul Trademarks and Domains, including any and all Modifications to each of the foregoing owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity).

“Azul Brand License” means each IP License, as it relates to the licenses granted therein with respect to the Azul Brand IP.

“Azul Brand, Loyalty, Travel and Cargo Collateral” means the assets or property of any Obligor in which a Lien has been granted (or purported to be granted) pursuant to any of the Azul Brand, Loyalty, Travel and Cargo Collateral Documents.

“Azul Brand, Loyalty, Travel and Cargo Collateral Documents” means (i) the Security Agreement, (ii) each Account Control Agreement (other than the Delayed Draw Escrow Account Control Agreement), (iii) the Azul Fidelidade Fiduciary Assignment, (iv) Azul Fidelidade Intellectual Property Fiduciary Transfer, (v) Azul Viagens Fiduciary Assignment, (vi) Azul Viagens Intellectual Property Fiduciary Transfer, (vii) Azul Cargo Fiduciary Assignment, (viii) Azul Cargo Intellectual Property Fiduciary Transfer, (ix) Cayman Equitable Share Mortgages, (x) the IntelAzul Equity Fiduciary Transfer, (xi) the Azul Viagens Equity Fiduciary Transfer, and (xii) the Intercompany Loans Fiduciary Assignment.

“Azul Brand Suspension Event” means the suspension of any Azul Brand License upon the occurrence of any of the following events:

(a)              a material breach of the Non-Compete by the applicable Licensee or the Parent Guarantor or any of its Subsidiaries that continues for more than 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such breach;

(b)             use of any licensed Intellectual Property under the applicable Azul Brand License by the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such Azul Brand License unless such use is discontinued within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(c)              use of any licensed Intellectual Property under the applicable Azul Brand License by a sublicensee of the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such Azul Brand License unless such use is discontinued, or the applicable sublicense is terminated, within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(d)             Azul Linhas becomes subject to a proceeding under chapter 11 of the Bankruptcy Code and any of the Chapter 11 Case Milestones ceases to be met or complied with, as applicable;

(e)              (i) any Azul Brand License ceases to be in full force and effect (as determined by a court of competent jurisdiction in a final non-appealable judgment) or is declared by a court of competent jurisdiction in a final non-appealable judgment to be null and void, or (ii) Azul Linhas, the Parent Guarantor or any of its Subsidiaries contests the validity or enforceability of any Contribution Agreement or any Azul Brand License;

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(f)              an Event of Default or equivalent event under any Series of Secured Debt has occurred and is continuing for sixty days (which, in relation to the AerCap Secured Obligations shall be limited to events of default relating to payment defaults); provided that none of the following shall constitute an Azul Brand Suspension Event:

(1)             the Parent Guarantor or any of its Subsidiaries (other than an IP Party or Permitted Business Combination Entity) becoming subject to a proceeding under chapter 11 of the Bankruptcy Code, so long as (i) Azul Linhas is or becomes subject to a proceeding under chapter 11 of the Bankruptcy Code at such time, and (ii) each of the Chapter 11 Case Milestones is met and otherwise complied with, as applicable; and

(2)             a proceeding under Brazilian Bankruptcy Law for the recognition of any proceeding under chapter 11 of the Bankruptcy Code as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal), so long as (i) Azul Linhas is among the Persons subject to such proceeding or proceedings under chapter 11 of the Bankruptcy Code in respect of which such recognition is being sought, (ii) no such recognition proceeding is inconsistent in any material respect with any Chapter 11 Case Milestone, (iii) such proceeding under Brazilian Bankruptcy Law is not converted into a Brazilian main proceeding, including a judicial reorganization (recuperação judicial), extrajudicial reorganization (recuperação extrajudicial) or a bankruptcy liquidation proceeding (falência) and (iv) such proceeding under chapter 11 of the Bankruptcy Code is recognized by the Brazilian bankruptcy court as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal) within 60 days of the initiation of such proceeding under Brazilian Bankruptcy Law; or

(g)             with respect to the Sublicense, suspension of the Azul Brand License within the Head License pursuant to its terms, and with respect to the Head License, suspension of the Azul Brand License within the Sublicense pursuant to its terms.

“Azul Brand Termination Event” means any of the following events:

(a)              the occurrence of a Brand Case Milestones Termination Event;

(b)             any Azul Brand Suspension Event has occurred and continued for more than 180 days, provided that the Azul Brand Termination Event set forth in this clause (b) will not apply at any time that Azul Linhas is subject to a proceeding under chapter 11 of the Bankruptcy Code; or

(c)              with respect to the Sublicense, termination of the Azul Brand License within the Head License pursuant to its terms, and with respect to the Head License, termination of the Azul Brand License within the Sublicense pursuant to its terms.

“Azul Cargo Agreement” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Cargo Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Cargo Business” means the business of providing cargo transportation services (whether on dedicated freighter flights or utilizing the cargo hold capacity of passenger flights) which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time

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to time, whether under the “Azul Cargo” name or otherwise, in each case including any similar or successor business. For the avoidance of doubt, the Azul Cargo Business does not include the transportation of passenger baggage or excess baggage as part of the transportation of airline passengers.

“Azul Cargo Customer Data” means any and all Personal Data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated or produced within the Azul Cargo Business, including any and all of the following: (i) data generated, produced or acquired as a result of the operation of the Azul Cargo Business, including details of cargo transportation transactions; (ii) customer name, contact information (including name, mailing address, email address and phone numbers), government identification document information, tax or other personal identification numbers, customer login to any website or mobile application operated by the Parent Guarantor or its Subsidiaries and communication consent preferences; and (iii) payment-related information.

“Azul Cargo Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” (including the “azulcargo.com.br” and “azulcargoexpress.com.br” domain names) or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Cargo Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária), as amended and restated as of the Closing Date, in respect of (i) the Designated Azul Cargo Credit Card and Debit Card Receivables, (ii) the receivables under the Assigned Azul Cargo Agreements and (iii) the Azul Cargo Receivables Deposit Account, governed by Brazilian law, as amended from time to time

“Azul Cargo Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Cargo Business that is registered in Brazil.

“Azul Cargo Receivables Deposit Account” means the relevant account described in the Azul Cargo Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Cargo Fiduciary Assignment and an Azul Cargo Receivables Deposit Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by Brazilian law in respect of the Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the Brazilian Collateral Agent and Banco Citibank S.A. on July 14, 2023, as amended from time to time.

“Azul Cargo Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Fidelidade Agreements” means any currently existing or future co-branding, partnering or similar agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Fidelidade Program, including any amendment thereof and any other agreement

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entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary agreements, documents and emails.

“Azul Fidelidade Customer Data” means any and all personal data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated, or produced as part of the Azul Fidelidade Program (including Clube Azul), including any and all of the following: (i) a list of all members of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time; and (ii) the Member Profile Data for each member of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time.

“Azul Fidelidade Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the “TudoAzul.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Fidelidade Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Fidelidade Agreements, (ii) the Designated Azul Fidelidade Credit Card and Debit Card Receivables, and (iii) the Azul Fidelidade Receivables Deposit Account, governed by Brazilian law.

“Azul Fidelidade Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to Azul Fidelidade Program that is registered in Brazil.

“Azul Fidelidade Program” means any Loyalty Program which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “TudoAzul”, “Azul Fidelidade” name or otherwise, in each case including any successor program, but excluding any Permitted Acquisition Loyalty Program. The Azul Fidelidade Program includes Clube Azul.

“Azul Fidelidade Proprietary Software” means the proprietary software for the web service layer developed by or on behalf of the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) for use in connection with the Azul Fidelidade Program, including the source code thereof.

“Azul Fidelidade Receivables Deposit Account” means the relevant accounts described in the Azul Fidelidade Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Fidelidade Fiduciary Assignment and Account Control Agreements (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Fidelidade Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the combined wordmark “Azul Fidelidade” and the combined wordmarks “TudoAzul”),

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including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Group Entities” means (i) the Parent Guarantor and each of its Subsidiaries (other than any Permitted Business Combination Entity), (ii) each Obligor (other than the Parent Guarantor) and each of its Subsidiaries, and (iii) to the extent applicable, any Investment owned by any of the Persons referred to in (i) and (ii).

“Azul Linhas” means Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações).

“Azul Mobile App IP” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in (a) the Azul mobile application, (b) any other mobile application associated with the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business or (c) any successor, legacy or companion mobile application with respect to any of the foregoing, including, in each case of (a)-(c), the software and source code thereof.

“Azul Other IP” means, other than the Azul Brand IP, any and all Intellectual Property that, in each case, is (i) owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (including the IP Parties, but excluding any Permitted Business Combination Entity) (excluding Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data and Azul Viagens Customer Data), including any and all Modifications thereto made by or on behalf of the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), and (ii) used or held for use in the operation of, or otherwise required or necessary to operate, the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business, including (a) the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks and Azul Cargo Domain Names, (b) the Azul Mobile App IP, (c) the Azul Proprietary Technology, (d) the Azul Fidelidade Proprietary Software, (e) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof and (f) any and all other trademark rights corresponding thereto, including any and all trademark rights of any kind whatsoever accruing under the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks or Azul Cargo Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Other IP License” means each IP License, as it relates to the licenses granted therein with respect to the Azul Other IP.

“Azul Proprietary Technology” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in the Parent Guarantor’s proprietary yield management system or proprietary pricing system.

“Azul Trademarks and Domains” means, collectively (a) other than the Azul Fidelidade Trademarks, Azul Viagens Trademarks and Azul Cargo Trademarks, any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other

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than any Permitted Business Combination Entity) and, in each case, include the word “Azul” and any and all successor or legacy brands with respect to any of the foregoing (the “Azul Trademarks”), and (ii) other than the Azul Fidelidade Domain Names, Azul Viagens Domain Names and Azul Cargo Domain Names, any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Azul,” including the “VoeAzul.com.br” domain name and any and all legacy or successor domain names (the “Azul Domain Names”), including, in each case of (i) and (ii), (a) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof, and (b) any and all other trademark rights corresponding thereto, including any and all other trademark rights of any kind whatsoever accruing under the Azul Trademarks or Azul Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Traveler Data” means (a) data generated, produced or acquired as a result of the issuance, modification or cancellation of customer tickets from the Parent Guarantor or any of its Subsidiaries or for flights on any airline operated by the Parent Guarantor or any of its Subsidiaries, including data in or derived from “passenger name records” (including name and contact information) associated with flights, (b) payment-related information (other than payment-related information relating solely to the Azul Fidelidade Program (such as the purchase of Points)), and (c) data that relates to a customer’s flight-related experience, but excluding in the case of clause (a) information that would not be generated, produced or acquired in the absence of the Azul Fidelidade Program (including Clube Azul) or any other Loyalty Program; provided that, for the avoidance of doubt, customer name, contact information (including name, mailing address, email address, and phone numbers), passport information, government identification document information, Tax or other personal identification numbers, customer login to the Azul.com.br website or any successor website and any Azul mobile applications and communication consent preferences (as described in clause (b) of the definition of “Member Profile Data”) are included in both Azul Fidelidade Customer Data and the Azul Traveler Data; provided that the foregoing communication consent preferences are not specific to the Azul Fidelidade Program (it being understood that if such communication consent preferences are specific to the Azul Fidelidade Program they shall exclusively be Azul Fidelidade Customer Data).

“Azul Viagens” means ATS Viagens e Turismo Ltda, a Brazilian limited liability company (sociedade limitada) and a Subsidiary of the Parent Guarantor.

“Azul Viagens Agreements” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Viagens Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Viagens Business” means any Travel Package Business which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “Azul Viagens” name or otherwise, in each case including any similar or successor travel or vacation business, but excluding any Permitted Acquisition Travel Package Business.

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“Azul Viagens Customer Data” means customer data of the Azul Viagens Business that is similar or analogous to the Azul Fidelidade Customer Data (including, e.g., data with respect to the tracking of repeat customers or customer travel habits, and excluding, e.g., data that is similar or analogous to the Azul Traveler Data that is excluded from the Azul Fidelidade Customer Data).

“Azul Viagens Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the “azulviagens.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Viagens Equity Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of 100% of the equity interests held by Azul Linhas and one individual in Azul Viagens, governed by Brazilian law.

“Azul Viagens Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Viagens Agreements, (ii) the Designated Azul Viagens Credit Card and Debit Card Receivables, and (iii) the Azul Viagens Receivables Deposit Account, governed by Brazilian law (which shall cover the funds contained in such account).

“Azul Viagens Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Viagens Business that is registered in Brazil.

“Azul Viagens Receivables Deposit Account” means the relevant account described in the Azul Viagens Fiduciary Assignment in the name of Azul Viagens in Brazilian reais maintained in Brazil and subject to the Azul Viagens Fiduciary Assignment and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Viagens Trademarks” means any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the combined wordmark “Azul Viagens”), including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Bankruptcy Automatic Acceleration” means any Indebtedness under any Secured Debt Document becoming immediately due and payable as a result of an event under any Bankruptcy Law.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 et seq.

“Bankruptcy Court” has the meaning assigned to such term in the definition of Chapter 11 Case Milestones.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law relating to reorganization, arrangement, adjustment, winding-up, liquidation (including provisional liquidation), restructuring, dissolution, composition or other debtor relief, including, without limitation, Part V of the Companies Act (as revised) of the Cayman Islands and the Companies Winding Up Rules (as revised) of the Cayman Islands, each as revised or amended from time to time, the Brazilian Bankruptcy Law (including, without limitation, the rules that relate to any judicial reorganization, restructuring, liquidation

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(including provisional liquidation) extrajudicial reorganization, bankruptcy liquidation or ancillary injunctive relief requests), as revised or amended from time to time, and any bankruptcy, insolvency, winding up, reorganization or similar law enacted under the laws of the Cayman Islands, Brazil or any other applicable jurisdiction.

“Blocked Accounts” means, individually or collectively as the context may require, the USD Blocked Account and the BRL Blocked Account.

“Brand Case Milestones Termination Event” means during any time when any Obligor is subject to a proceeding under chapter 11 of the Bankruptcy Code (provided that, if Azul Linhas is not such Obligor, Azul Linhas is also subject to such a proceeding at such time), any of clause (f), (h) or (i) of the definition of “Chapter 11 Case Milestones” are not met or complied with, as applicable, with respect to any IP License or at the conclusion of such proceeding under chapter 11 of the Bankruptcy Code, Azul Linhas has not assumed the Sublicense and, to the extent applicable, IP HoldCo has assumed the Head License.

“Brazilian Bankruptcy Law” means Law No. 11,101, dated February 9, 2005, as amended, including by Law No. 14,112, dated December 24, 2020 (or any successor law).

“Brazilian Collateral Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Brazilian Collateral Documents” means the Collateral Documents governed by Brazilian law, including each Fiduciary Assignment and each Account Control Agreement governed by Brazilian law.

“BRL Blocked Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent and with permission to hold balances through investments in Cash Equivalents).

“BRL Collateral Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred in the event of an exercise of Cash Control and on each Post-Default Distribution Date when a Remedies Direction has been given and remains in effect.

“BRL Payment Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of the Parent Guarantor in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred when no Remedies Direction has been given and remains in effect.

“BRL Payment Waterfall” has the meaning set forth in Section 4.03(e).

“BRL Post-Default Waterfalls” has the meaning set forth in Section 4.04(c).

“BRL Pro Rata Share” means, with respect to amounts in a Payment Account or a Collection Account, (i) a fraction the numerator of which is the aggregate principal amount of all Series of BRL First Priority Secured Debt (which shall be deemed to include the AerCap Secured Obligations) then outstanding

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and the denominator of which is sum of the aggregate principal amounts of all Superpriority Secured Debt and all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap) or (ii) after the Discharge of Superpriority Secured Obligations, a fraction the numerator of which is the aggregate principal amount of all Series of BRL First Priority Secured Debt (which shall be deemed to include the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap).

“BRL Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (5) of the BRL Payment Waterfall.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in (i) New York City, (ii) the City of São Paulo, and (iii) each other city in which the corporate trust office of the Trustee or the head office of any Collateral Agent is located are required or authorized to remain closed.

“Calculation Period” means, as of any date of determination, four most recent fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Parent Guarantor have been delivered pursuant to the terms of all Secured Debt Documents requiring such delivery (which, for the avoidance of doubt, do not require delivery of any financial statements in relation to any Public Company Party pursuant to a Permitted Change of Control).

"Cape Town Convention" means the Convention on International Interests in Mobile Equipment which was adopted on November 16, 2001, at a diplomatic conference held in Cape Town, South Africa as it may be amended from time to time.

"Cape Town Protocol" means the Protocol to the Convention on International Interests in Mobile Equipment on Matters specific to Aircraft Equipment which was adopted on November 16, 2001, at a diplomatic conference held in Cape Town, South Africa, as it may be amended from time to time.

“Capital Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet prepared in accordance with IFRS.

“Capital Stock” means, with respect to any Person, any and all shares, shares of stock, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated, whether voting or non-voting) such Person’s equity, including any preferred stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Cash Control” means to instruct the applicable Account Bank that amounts in the Collection Accounts must be transferred to the BRL Collateral Account and held as Collateral for the Secured Obligations until such time as the Controlling Creditors (under clause (a) or (b) of the definition thereof, as applicable) shall provide other instructions in accordance with this Agreement.

“Cash Control Instruction” means an instruction to the Collateral Agents by a Representative of any Series of Secured Debt as to which an Event of Default has occurred and is continuing, to exercise Cash Control.

“Cash Equivalents” means (x) in the case of U.S. dollars and accounts located in the United States, any or all of the following:

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(1)             direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

(2)             direct obligations of state and local government entities, in each case maturing within one year from the date of acquisition thereof, which have a rating of at least A- (or the equivalent thereof) from S&P, A3 (or the equivalent thereof) from Moody’s or A- (or the equivalent thereof) from Fitch;

(3)             obligations of domestic or foreign companies and their subsidiaries (including, without limitation, agencies, sponsored enterprises or instrumentalities chartered by an Act of Congress, which are not backed by the full faith and credit of the United States), including, without limitation, bills, notes, bonds, debentures, and mortgage-backed securities, in each case maturing within one year from the date of acquisition thereof;

(4)             commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, a rating of at least A-2 (or the equivalent thereof) from S&P, P-2 (or the equivalent thereof) from Moody’s or F2 (or the equivalent thereof) from Fitch;

(5)             certificates of deposit (including investments made through an intermediary, such as the certificated deposit account registry service), banker’s acceptances, time deposits, Eurodollar time deposits and overnight bank deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any other commercial bank of recognized standing organized under the laws of the United States or any State thereof that has a combined capital and surplus and undivided profits of not less than US$250.0 million;

(6)             fully collateralized repurchase agreements with a term of not more than six months for underlying securities that would otherwise be eligible for investment;

(7)             money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (1) through (6) above. This could include, but not be limited to, money market funds or short-term and intermediate bonds funds;

(8)             money market funds that (A) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (B) are rated AAA (or the equivalent thereof) by S&P, AAA (or the equivalent thereof) by Moody’s or AAA (or the equivalent thereof) from Fitch and (C) have portfolio assets of at least US$5.0 billion;

(9)             deposits available for withdrawal on demand with commercial banks organized in the United States having capital and surplus in excess of US$100.0 million;

(10)          securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A- by S&P, A3 by Moody’s or A- (or the equivalent thereof) from Fitch; and

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(11)          any other securities or pools of securities that are classified under IFRS as cash equivalents or short-term investments on a balance sheet;

and

(y) in the case of Brazilian real, and accounts located in Brazil, any or all of the following:

(1)             Brazilian real, U.S. dollars, or money in other currencies received in the ordinary course of business that are readily convertible into U.S. dollars;

(2)             securities issued or directly and fully guaranteed or insured by the United States or the Brazil governments or any agency or instrumentality of the United States or Brazil governments (provided that the full faith and credit of the United States or Brazil, as the case may be, is pledged in support of those securities) either having maturities of not more than 12 months from the date of acquisition;

(3)             (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the Republic of Brazil or any political subdivision thereof or the United States or any state thereof having capital, surplus and undivided profits in excess of US$500.0 million whose long-term debt is rated “A-2” or higher by Fitch or S&P or “P-2” or higher by Moody’s (or such similar equivalent rating) by at least one nationally recognized statistical rating organization (as defined under Rule 436 of the Securities Act);

(4)             repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)             commercial paper rated A-1 or higher by Fitch or S&P or P-1 or higher by Moody’s (or such similar equivalent rating) and maturing no later than one year after the date of acquisition; and

(6)             money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above.

“Cayman Equitable Share Mortgages” means the equitable share mortgages (as confirmed and supplemented from time to time) over (i) shares in IP Co, dated the Closing Date between IP HoldCo and the U.S. Collateral Agent and (ii) shares in IP HoldCo, dated the Closing Date, between each of (a) Azul Linhas (b) IntelAzul, (c) Azul Viagens and (d) the Parent Guarantor and the U.S. Collateral Agent, each for the benefit of the Secured Parties.

“Chapter 11 Case Milestones” means that, during any time that any Obligor (each a “Chapter 11 Debtor”) is subject to a proceeding under chapter 11 of the Bankruptcy Code (provided that, if Azul Linhas is not such Obligor, Azul Linhas is also subject to such a proceeding at such time):

(a)              the Obligors shall continue to perform its respective obligations under the Transaction Documents and there shall be no material interruption in the flow of funds under such Transaction Documents (including the use of the Collection Accounts to receive payments as contemplated by the Transaction Documents) in accordance with the terms thereunder (in each case other than any payment default in respect of principal under any of the Transaction Documents that has become due as a result of a Bankruptcy Automatic Acceleration); provided, that (i) the performance by the Obligors under this clause (a) shall in all respects be subject to any applicable materiality qualifiers, cure rights and/or grace periods

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provided for under the respective Transaction Documents, and (ii) the Obligors shall have forty five (45) days from the Petition Date (as defined below) to cure any failure to perform that requires court authorization to perform;

(b)             the Chapter 11 Debtors shall file with the applicable U.S. bankruptcy court (the “Bankruptcy Court”), within ten (10) days of the date of petition in respect of such proceeding under chapter 11 of the Bankruptcy Code (the “Petition Date”), a customary and reasonable motion to assume all Transaction Documents to which such Chapter 11 Debtors are a party under section 365 of the Bankruptcy Code (the “Assumption Motion”), and shall thereafter pursue (including by contesting any objections to) the approval of the Assumption Motion;

(c)              the Bankruptcy Court shall have entered a customary and reasonable final order (the “Assumption Order”) granting the Assumption Motion, within sixty (60) days after the Petition Date, and such Assumption Order shall not be amended, stayed, vacated, or reversed;

(d)             the parties agree and acknowledge that the Assumption Motion and Assumption Order shall be customary and reasonable and the Assumption Order shall provide, among other things, that: (i) the Chapter 11 Debtors are authorized to assume and perform all obligations under the applicable Transaction Documents and implement actions contemplated thereby and, pursuant to the Assumption Order, will assume such Transaction Documents pursuant to section 365 of the Bankruptcy Code; (ii) such Transaction Documents are binding and enforceable against the parties thereto in accordance with their terms, without exception or amendment; (iii) any amounts payable under such Transaction Documents are actual and necessary costs and expenses of preserving the Chapter 11 Debtors’ estates and shall be entitled to priority as an allowed administrative expenses of the Chapter 11 Debtors pursuant to sections 503(b) and 507(a)(2) of the Bankruptcy Code; (iv) the Chapter 11 Debtors must cure any defaults under such Transaction Documents as a condition to assumption; and (v) the Chapter 11 Debtors are authorized to take any action necessary to implement the terms of the Assumption Order;

(e)              each of the Chapter 11 Debtors and each other Obligor (i) shall not take any action to materially interfere with the assumption of the applicable Transaction Documents, or support any other Person to take any such action; and (ii) shall take all steps commercially reasonably necessary, to contest any action that would materially interfere with the assumption of such Transaction Documents, including, without limitation, litigating any objections and/ or appeals;

(f)              each of the Chapter 11 Debtors and each other Obligor (i) shall not file any motion seeking to avoid, reject, disallow, subordinate, or recharacterize any obligation under the applicable Transaction Documents or support any other person to take any such action and (ii) shall take all steps commercially reasonably necessary, to contest any action that would seek to avoid, reject, disallow, subordinate, or recharacterize any obligation under such Transaction Documents, including, without limitation, litigating any objections and/or appeals;

(g)             in the event there is an appeal of the Assumption Order, the Chapter 11 Debtors shall pursue a court order requiring any appellants to post a cash bond in an amount equal to US$50 million, to an account held solely for the sole benefit of the Secured Parties;

(h)             the proceeding under chapter 11 under the Bankruptcy Code shall not, and is not converted into, a case under chapter 7 of the Bankruptcy Code; and

(i)               each of any plan of reorganization filed or supported by any Chapter 11 Debtor shall either (i) expressly provide for assumption of the Transaction Documents to which such Chapter 11 Debtor is party and reinstatement or replacement of each of the related guarantees, subject to applicable cure periods

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or (ii) provide that all Secured Obligations are paid in full in cash on the effective date of the plan of reorganization.

For the avoidance of doubt, notwithstanding the foregoing, during the pendency of and following any stay or appeal of the Assumption Order, the Obligors must continue to perform all obligations under the Transaction Documents, including making any and all payments under the Transaction Documents in accordance with the terms thereof and as described above (in each case other than any payment default under any of the Transaction Documents as a result of a Bankruptcy Automatic Acceleration) and, in the event of any such payment default (subject to any applicable cure or grace periods under the applicable Transaction Documents and except as provided above), nothing shall limit any of the Holders’, the Trustee’s or any Collateral Agent’s rights and remedies including but not limited to any termination rights under the Transaction Documents.

“Claim” means any and all claims (as defined in section 101(5) of the Bankruptcy Code) against any Obligor and its property, whether or not asserted, including (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed undisputed, secured, or unsecured.

“Closing Date” means the date of original issuance of the Superpriority Notes, which is the date of this Agreement.

“Clube Azul” means the subscription-based product of the Parent Guarantor or any of its Subsidiaries through which members pay a recurring amount per month in exchange for Currency under the Azul Fidelidade Program, access to promotions and other benefits which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries, as in effect from time to time, whether under the “Clube Azul” name or otherwise, in each case including any similar or successor products, services or programs.

“Collateral” means each asset of any Obligor in which a security interest has been granted pursuant to any Collateral Document and includes all Additional Collateral in which a Lien is granted in favor of any Collateral Agent or Applicable Collateral Representative, but excludes any Non-Shared Collateral.

“Collateral Account” means, individually or collectively as the context may require, the USD Collateral Account and the BRL Collateral Account.

“Collateral Agents” means, collectively, (i) the Brazilian Collateral Agent, and (ii) the U.S. Collateral Agent.

“Collateral Documents” means, (i) the Azul Brand, Loyalty, Travel and Cargo Collateral Documents, (ii) the Portuguese Notes Pledge, (iii) the IP Agreements in respect of (A) the rights of the U.S. Collateral Agent thereunder and (B) the rights of any IP Party thereunder after any exercise of remedies over the shares of such IP Party and (iv) any other agreements, instruments or documents that create or purport to create a Lien in the Collateral in favor of the Trustee, the U.S. Collateral Agent, any other collateral agent or representative for the benefit of all of the Secured Parties, in each case, as may be amended, amended and restated, supplemented or otherwise modified from time to time, and so long as such agreement, instrument or document shall not have been terminated in accordance with its terms.

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“Collection Account” means, individually or collectively as the context may require, (i) the Azul Fidelidade Receivables Deposit Account, (ii) the Azul Viagens Receivables Deposit Account, (iii) the Azul Cargo Receivables Deposit Account and (iv) the USD Azul Cargo Receivables Deposit Account.

“Contributed Intellectual Property” means (a) the Azul Brand IP and (b) the Azul Other IP. For the avoidance of doubt, no assets or property of any Permitted Business Combination Entity shall constitute Contributed Intellectual Property.

“Contribution Agreements” means (a) that certain amended and restated Contribution Agreement (Contributing Parties to IP HoldCo), dated as of the date hereof, by and among Azul, Azul Linhas, IntelAzul, Azul Viagens and IP HoldCo, and (b) that certain amended and restated Contribution Agreement (IP HoldCo to IP Co), dated as of the date hereof, by and between IP HoldCo and IP Co.

“Controlled Accounts” means the Collection Accounts, the Payment Accounts, the Blocked Accounts, and the Collateral Accounts.

“Controlling Creditors” means (a) with respect to any amendments under Section 5.02 and any Remedies Action other than Specified Rights, (i) prior to the Majority First Priority Collateral Enforcement Date, the Required Superpriority Debtholders and (ii) after the Majority First Priority Collateral Enforcement Date, the Required First Priority Debtholders, (b) with respect to Specified Rights at any time, the Majority Total Debtholders and (c) with respect to Cash Control, any Representative when an Event of Default has occurred and is continuing in respect of Secured Debt for which such Person is Representative.

“Convertible Debentures” means the convertible debentures (ISIN:BRAZULDBP005) issued by the Parent Guarantor pursuant to the Convertible Debentures Indenture and guaranteed by the other Obligors pursuant to the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee which, if the Convertible Debentures are replaced with a substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any such instrument.

“Convertible Debentures Indenture” means the Private Instrument of Indenture for the First Issuance of Debentures Convertible Into Preferred Shares Guaranteed by Collateral with Additional Guarantee of Azul S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.) dated October 26, 2020 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time) pursuant to which the Convertible Debentures have been issued and are guaranteed by the Obligors pursuant to the laws of Brazil which, if the Convertible Debentures are replaced with substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any agreements, indentures or other transaction documents governing such instrument.

“Convertible Debentures New York Law Guarantee” means the amended and restated guarantee agreement dated the Closing Date between the Parent Guarantor, Azul Linhas and the Convertible Debentures Representative (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time) pursuant to which the obligations under the Convertible Debentures are guaranteed pursuant to a guarantee governed by the laws of the State of New York.

“Convertible Debentures Secured Debt Documents” means the Convertible Debentures, the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee.

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“Convertible Debentures Secured Parties” means the Convertible Debentures Representative, the Brazilian Collateral Agent (in its capacity as collateral agent for the Convertible Debentures) and the holders of the Convertible Debentures.

“Convertible Debentures Secured Obligations” means the obligations of the Obligors under the Convertible Debentures, the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee.

“Currency” means points, miles and/or other units that are a medium of exchange constituting a convertible, virtual, and private currency that is tradable property and that can be sold or issued to Persons.

“Currency Conversion Rate” means the PTAX Rate on (a) for purposes of the Payment Waterfalls, each Allocation Date, and (b) for purposes of the Post-Default Waterfalls, the date that is two (2) Business Days before the applicable Post-Default Distribution Date.

“Database Control Agreements” means the database control agreements required to be entered into by and among Azul, Azul Linhas, IntelAzul and Azul Viagens, as applicable, pursuant to the terms and conditions of the Contribution Agreements.

“Deeds of Undertaking” means (i) the deed of undertaking entered into on July 14, 2023 among IP Co, IP HoldCo, the U.S. Collateral Agent and Walkers Fiduciary Limited and (ii) the deed of undertaking entered into on July 14, 2023 among IP HoldCo, the Parent Guarantor, Azul Linhas, IntelAzul, Azul Viagens, the U.S. Collateral Agent and Walkers Fiduciary Limited.

“Default” means any event that, unless cured or waived, is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delayed Draw Escrow Account” means a segregated account in U.S. dollars, in the name of the U.S. Collateral Agent, subject to the Delayed Draw Escrow Account Security Agreement and the Delayed Draw Escrow Account Control Agreement (under the sole dominion and control of the relevant Account Bank under the direction of the U.S. Collateral Agent), and under the sole dominion and control of the U.S. Collateral Agent into which the proceeds of any enforcement of the Non-Shared Collateral shall be transferred when a Remedies Direction has been given and remains in effect and to the extent directed pursuant to an Act of Controlling Creditors.

“Delayed Draw Escrow Account Collateral” means (i) the Delayed Draw Escrow Account, (ii) the Delayed Draw Escrow Account Security Agreement, and (iii) the Delayed Draw Escrow Account Control Agreement.

“Delayed Draw Escrow Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the Delayed Draw Escrow Account entered into between the Issuer, the U.S. Collateral Agent and UMB Bank, N.A. on the Closing Date, as amended from time to time.

“Delayed Draw Escrow Account Security Agreement” means that certain Security Agreement granting a security interest in the Delayed Draw Escrow Account in favor of the U.S. Collateral Agent, governed by New York law, dated the Closing Date, among the Issuer and the U.S. Collateral Agent, as it may be amended and restated from time to time. For the avoidance of doubt, the Delayed Draw Escrow Account Security Agreement is Non-Shared Collateral.

“Designated Azul Cargo Credit Card and Debit Card Receivables” means credit card and debit card receivables generated by the Azul Cargo Business.

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“Designated Azul Fidelidade Credit Card and Debit Card Receivables” means all Brazilian real-denominated credit card and debit card receivables generated by the Azul Fidelidade Program which relate to (A) purchases of Points by customers, and (B) membership fees from members of Clube Azul.

“Designated Azul Viagens Credit Card and Debit Card Receivables” means all the Brazilian real-denominated credit card and debit card receivables generated by the Azul Viagens Business.

“DIP Financing” has the meaning assigned to such term in Section 6.01(a).

“DIP Financing Liens” has the meaning assigned to such term in Section 6.01(b).

“Discharge of First Priority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the First Priority Secured Debt Documents (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors, and, for purposes of this definition, the AerCap Secured Obligations shall constitute principal and interest up to the AerCap Secured Obligations Cap.

“Discharge of Superpriority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium, and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the Superpriority Secured Debt Documents (including the Superpriority Secured Debt Documents) (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors.

“Disposition” means, with respect to any property, any sale, lease, sale and leaseback, conveyance, transfer, license or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Distribution Date” means any date on which interest, principal or premium is due and payable under one or more Series of Secured Debt, and any scheduled payment date for a Waterfall AerCap Payment under the AerCap Secured Obligations which is deemed to be a Distribution Date pursuant to Section 4.05(b).

“Dual-Class Sunset Effective Date” means the date on which the share capital (capital social) of the Parent Guarantor, (i) ceases to be comprised of common shares (ações ordinárias) and preferred shares (ações preferenciais), and (ii) becomes comprised solely of a single class of common shares (ações ordinárias).

“EBITDAR” means, with respect to any Person, in respect of any Calculation Period, income (loss) of such Person and its consolidated Subsidiaries for such Calculation Period plus:

(i)       financial result, net for such Calculation Period (which, if financial result, net is an expense, shall be added back to income (loss) and, if financial result net, is an income, shall be deducted from income (loss));

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(ii)       income tax and social contribution (including deferred income tax and social contribution) determined on a consolidated basis for such Calculation Period;

(iii)       all depreciation and amortization expenses determined on a consolidated basis for such Calculation Period;

(iv)       rental expense determined on a consolidated basis for such Calculation Period;

(v)       any extraordinary, unusual, exceptional or non-recurring items, to the extent such items were included in computing such income (loss); provided that the inclusion of non-recurring items shall be limited to 5.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (v)); provided that such 5.0% limit shall not apply to (1) non-recurring items that are non-cash and relate to aircraft, fleet, leases and right of use assets and similar items, and (2) non-recurring professional fees, commissions and expenses (including professional advisors, legal counsel, financial advisors and investment banks) for such Calculation Period that relate to the Parent Guarantor’s restructuring and recapitalization transactions in 2024 and 2025, as applicable, and the Permitted Change of Control; provided further that the Parent Guarantor shall exclude both gains and losses on a consistent basis in the calculation of EBITDAR (as determined by the Parent Guarantor in good faith) and each shall be separately subject to the 5% limitation set forth above without any netting of gains and losses; and

(vi)       upon and after the occurrence of a Permitted Change of Control Effective Date (including any calculations in relation to determining whether a Permitted Change of Control has occurred), an amount equal to the “run rate” adjustment required to give effect to cost savings, expense reductions, cost synergies (and excluding revenue synergies), operating improvements and enhancements (“Synergies”) projected by the Parent Guarantor in good faith to be reasonably expected to be realizable (calculated on a pro forma basis as though such Synergies had been realized on the first day of the Calculation Period) as a result of any actions taken or to be taken by the Parent Guarantor and its Subsidiaries (which actions shall include the consummation of the Permitted Change of Control), net of the amount of actual benefits realized or expected to be realized during such Calculation Period that are otherwise included in the calculation of EBITDAR from such actions; provided that such Synergies are reasonably identifiable and are reasonably expected to be realized within 12 months after a Permitted Change of Control Effective Date, with certification thereof pursuant to an Officer’s Certificate; provided further that (a) no Synergies shall be added pursuant to this paragraph (vi) to the extent duplicative of any expenses or charges otherwise added to EBITDAR, whether through a pro forma adjustment, add back exclusion or otherwise, for such Calculation Period, and (b) the aggregate amount added pursuant to this paragraph (vi) for any Calculation Period shall not exceed 10.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (vi)).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” means any “event of default” or equivalent event under any Series of Secured Debt (i.e., an event that with the giving of notice, if required, would permit the holders to declare such Series of Secured Debt to be due and payable), or, in the case of the AerCap Secured Obligations, would permit any Relevant Lessor to terminate the leasing of an aircraft under any Relevant Lease (howsoever described).

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Fiduciary Assignment” means a fiduciary assignment (cessão fiduciária) governed by the laws of Brazil.

“Fiduciary Transfer” means a fiduciary transfer (alienação fiduciária) governed by Brazilian law.

“First Out Consent Fee Exchangeable Notes” means the New York law governed senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New First Out Notes, which First Out Consent Fee Exchangeable Notes, when issued, shall constitute Additional First Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07).

“First Priority Secured Debt” means each of (i) the New First Out Notes, (ii) the AerCap Secured Obligations, (iii) the Convertible Debentures and (iv) each series of Additional First Priority Secured Debt. For the avoidance of doubt, the New Second Out Notes and the Superpriority Notes do not constitute First Priority Secured Debt.

“First Priority Secured Debt Documents” means each of (i) the New First Out Notes Documents, (ii) the Convertible Debentures Secured Debt Documents, (iii) the Relevant Leases, as amended pursuant to the terms of the Global Framework Agreement and (iv) each financing agreement evidencing Additional First Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional First Priority Secured Debt in accordance with this Agreement.

“First Priority Secured Debt Representative” means (a) in the case of the New First Out Notes, the Trustee (b) in the case of the AerCap Secured Obligations, the AerCap Representative (c) in the case of the Convertible Debentures, Vórtx Distribuidora de Títulos e Valores Mobilários Ltda. and (d) in the case of any other First Priority Secured Debt, the trustee, agent or representative of the holders of such First Priority Secured Debt who maintains the transfer register for such Series of First Priority Secured Debt and (i) is appointed as a representative of the holders of such First Priority Secured Debt (for purposes related to the administration of the First Priority Secured Debt Documents) pursuant to the First Priority Secured Debt Documents, together with its successors in such capacity, and (ii) who has executed a joinder to this Agreement and such Indebtedness is governed by a credit agreement, note purchase agreement, indenture, debenture or other agreement that includes a confirmation of the sharing of Liens and priorities with the other First Priority Secured Debt.

“First Priority Secured Obligations” means, in each case, without duplication, (a) the First Priority Secured Debt and all other Obligations in respect of First Priority Secured Debt (including the Convertible Debentures Secured Obligations and the AerCap Secured Obligations) to the extent provided in the relevant First Priority Secured Debt Documents, (b) any and all sums due and owing to any Collateral Agent, any First Priority Secured Debt Representative, and the Trustee, and (c) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (a) and (b) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“First Priority Secured Parties” means the First Priority Secured Debt Representatives and the holders of First Priority Secured Obligations (including the Convertible Debentures Secured Parties and the AerCap Secured Parties).

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“Fitch” means Fitch, Inc., also known as Fitch Ratings, and its successors.

“Freeflow Account” means an unrestricted account of Azul Linhas maintained in Brazil (which, with respect to the Freeflow Account corresponding to the USD Azul Cargo Receivables Deposit Account, shall also be permitted to be maintained in the United States). For the avoidance of doubt, the Freeflow Accounts do not constitute Collateral.

“Global Framework Agreement” means that certain global framework agreement, dated December 31, 2024, between Azul Linhas, as lessee, Azul S.A., as guarantor, Azul Investments LLP, as note issuer, Azul Secured Finance LLP, as exchangeable note issuer, the entities identified therein as lessors, Ballyfin Aviation II Limited, as investor, AerCap Ireland Limited, as servicer.

“Governmental Authority” means the government of the United States of America, Brazil, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank organization, or other entity exercising executive, legislative, judicial, taxing or regulatory powers or functions of or pertaining to government. Governmental Authority shall not include any Person in its capacity as an Airport Authority.

“Grantor” means each Obligor that shall at any time pledge Collateral under a Collateral Document.

“Guarantee” means a guarantee (other than (i) by endorsement of negotiable instruments for collection or (ii) customary contractual indemnities, in each case in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions).

“Guarantors” means the Issuer, in its capacity as guarantor with respect to any Secured Debt, and those entities listed on Schedule I hereto and each other entity that becomes a Guarantor pursuant to the terms of any Superpriority Secured Debt Documents, any First Priority Secured Debt Documents or any Second Priority Secured Debt Documents.

“Hedging Obligations” means, with respect to any Person, all obligations and liabilities of such Person under:

(1)             interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)             other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)             other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, fuel prices or other commodity prices, but excluding (x) clauses in purchase agreements and maintenance agreements pertaining to future prices and (y) fuel purchase agreements and fuel sales that are for physical delivery of the relevant commodity.

“Holders” means, with respect to any Series of Secured Debt, registered holders, lenders of record or purchasers of record (in the case of any private placement), or equivalent creditors of record, in respect of such Series of Secured Debt, and for purposes of the AerCap Secured Obligations, the Relevant Lessors.

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“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board which are in effect from time to time.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding air traffic liability, accrued expenses and trade payables), whether or not contingent:

(1)             in respect of borrowed money;

(2)             evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)             in respect of banker’s acceptances;

(4)             representing Capital Lease Obligations;

(5)             representing the balance deferred and unpaid of the purchase price of any property or services due more than six (6) months after such property is acquired or such services are completed, but excluding in any event trade payables arising in the ordinary course of business; or

(6)             representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS.

In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any assets of the Person specified in the first sentence of this definition (whether or not such Indebtedness is assumed by the specified Person), the amount of such Indebtedness being deemed to be the lesser of the value of such assets or the amount of the obligation so secured.

Notwithstanding the foregoing, “Indebtedness” shall be deemed to include any additional indebtedness or debt (however described or defined) that is secured by the terms of a Series of Secured Debt.

“Independent Director” means, at any time with respect to any IP Party, a director of such IP Party that (1) satisfies the Independent Director Criteria at such time and (2) is a duly appointed “Independent Director” under and as defined in the Specified Organizational Document of such IP Party.

“Independent Director Criteria” means criteria that shall be satisfied only in respect of a natural person that (a) is a director who has prior experience as an independent director, independent manager or independent member with at least three years of employment experience; (b) is provided by a company nationally recognized in the United States or the Cayman Islands for providing professional independent managers and directors, that is not an Affiliate of any Obligor or the U.S. Collateral Agent and that provides professional independent managers and directors and other corporate services in the ordinary course of its business, and which individual is duly appointed as an Independent Director; and (c) is not, and has never been, and will not while serving as Independent Director be, any of the following: (i) a member, partner, equityholder, manager, director, officer or employee of the Issuer or any of its equityholders, the U.S. Collateral Agent or any Affiliates of the foregoing (except immaterial equity ownership in Parent Guarantor or other than as an Independent Director of any IP Party or any other Affiliate of an IP Party that is required by a creditor to be a single purpose bankruptcy-remote entity, provided that such Person is employed by a

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company that routinely provides professional independent managers or directors); (ii) a creditor, supplier or service provider (including provider of professional services) to either IP Party, the U.S. Collateral Agent or any of their respective equityholders or Affiliates (other than a nationally recognized company that routinely provides professional independent managers and directors and other corporate services to the Issuer, the U.S. Collateral Agent or any of their respective equityholders or Affiliates in the ordinary course of business); (iii) a family member of any such member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or (iv) a Person that controls (whether directly, indirectly or otherwise) any Person included in any of clause (i), (ii) or (iii) above.

“Initial Superpriority Notes” means the Floating Rate Superpriority PIK Toggle Notes due 2030.

“Insolvency or Liquidation Proceeding” means (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code or other applicable Bankruptcy Law with respect to any Obligor, (b) any other voluntary or involuntary insolvency, reorganization, restructuring, composition or bankruptcy case or proceeding, or any receivership, liquidation (including provisional liquidation), reorganization or other similar case or proceeding with respect to any Obligor or with respect to a material portion of the assets or liabilities of any Obligor, (c) any liquidation (including provisional liquidation), dissolution, reorganization, restructuring, composition or winding-up of any Obligor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Obligor.

“IntelAzul” means IntelAzul S.A., a Brazilian corporation (sociedade por ações) with its head office at Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhoa Rodrigues, 939, 9th Floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, CEP 06460-040, registered at the National Registry of Legal Entities of the Ministry of Finance (Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda - CNPJ) under No. 02.428.624/0001-30.

“Intellectual Property” means all patents and patent applications, registered trademarks or service marks and applications to register any trademarks or service marks, brand names, trade dress, know-how, registered copyrights and applications for registration of copyrights, Trade Secrets, domain names, social media accounts and other intellectual property, whether registered or unregistered, including unregistered copyrights in software and source code and applications to register any of the foregoing; provided that Intellectual Property shall not include Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data or Azul Viagens Customer Data.

“Intercompany Loan Agreements” means any intercompany loan agreement entered into between the Issuer and the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries pursuant to which the cash proceeds of the issuance or incurrence of any Secured Debt (other than AerCap Secured Obligations) received by the Issuer were loaned to the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries.

“Intercompany Loans Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of in respect of the receivables under the Intercompany Loan Agreements (which payment shall, following a Remedies Direction, be made into the BRL Payment Account located in Brazil), governed by Brazilian law.

“Interest Protection Payments” has the meaning set forth in the definition of “Specified Rights”.

“Investments” means, with respect to any Person, all direct or indirect investments made by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances (but excluding advance payments and deposits for goods and services in the ordinary

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course of business) or capital contributions (excluding commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of indebtedness, equity interests or other securities of other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS.

“IP Agreements” means: (a) each Contribution Agreement; (b) each IP License; (c) the Management Agreement, and (d) each other contribution agreement, license or sublicense related to the Contributed Intellectual Property that is required to be entered into after the Closing Date pursuant to the terms of any Transaction Documents.

“IP Co” means Azul IP Cayman Ltd., a Cayman Islands exempted company.

“IP HoldCo” means Azul IP Cayman Holdco Ltd., a Cayman Islands exempted company.

“IP License” means (a) that certain amended and restated license agreement (the “Head License”) entered into between IP Co and IP HoldCo dated as of the Closing Date, pursuant to which IP Co has granted to IP HoldCo (in such capacity, a “Licensee”) an exclusive, worldwide license to the Contributed Intellectual Property (with the right to sublicense solely to Azul Linhas), and (b) that certain amended and restated sublicense agreement (the “Sublicense”) entered into among IP HoldCo, Azul Linhas and, solely for the purposes described therein, the Parent Guarantor, dated as of the Closing Date, pursuant to which IP HoldCo has granted Azul Linhas (in such capacity, a “Sublicensee”) an exclusive, worldwide sublicense to the Contributed Intellectual Property.

“IP License Fee” means, collectively, the quarterly license fee (a) due and payable by Azul Linhas pursuant to the Sublicense in an amount equal to fifty million dollars (US$50,000,000) and (b) due and payable by IP HoldCo pursuant to the Head License in an amount equal to fifty million dollars (US$50,000,000), in each case subject to, and only on the terms and conditions set forth in the IP Licenses.

“IP Manager” means Azul Linhas in its capacity as the manager under the Management Agreement.

“IP Parties” means IP Co and IP HoldCo.

“Issuer” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Joinder Agreement” means a supplement to this Agreement substantially in the form of Annex II hereof required to be delivered by a Representative to the Brazilian Collateral Agent and the U.S. Collateral Agent pursuant to Section 8.07 hereof in order to include an additional Series of First Priority Secured Debt or Series of Second Priority Secured Debt hereunder and to become the Representative hereunder and any applicable Account Control Agreement for the First Priority Secured Parties or Second Priority Secured Parties, as applicable, under such Series of First Priority Secured Debt or Second Priority Secured Debt, as applicable.

“Leases Collateral” means any collateral held by, pledged to and/or granted in favor of any AerCap Party pursuant to, or in connection with, the Relevant Leases, and secures, or provides assurance for, the obligations of Azul Linhas pursuant to, or under, any Relevant Lease including without limitation:

(a)              any cash amounts held by any Relevant Lessor in connection with any Relevant Lease;

(b)             any letters of credit or equivalent issued in favor of any AerCap Party and any replacement thereof;

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(c)              any airframe or engine warranty rights; and

(d)             any assignments of the proceeds of the insurances and/or reinsurances in respect of the aircraft relating to any Relevant Lease,

but excluding the collateral the subject of:

(i)	the Quotas Fiduciary Assignment Agreement (Contrato de Alienação Fiduciária de Quotas), dated April 4, 2023, by and among AerCap Administrative Services Limited, as security agent, Azul Linhas and David Gary Neeleman, as grantors, and Azul Viagens, as intervening party; and
(ii)	the Receivables and Collateral Account Fiduciary Assignment Agreement (Contrato de Cessão Fiduciária de Recebíveis e Conta Garantia), dated April 14, 2023, by and among AerCap Administrative Services Limited, as security agent, TMF Brasil Administração e Gestão de Ativos Ltda., as onshore security agent, and Azul Viagens, as assignor, which collateral has since become subject to the Brazilian Collateral Documents.

“LGPD” means the Brazilian Federal Law No. 13,709, dated August 14, 2018, as amended (the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais)).

“License Termination Event” refers to any of an “Azul Brand Suspension Event,” “Azul Brand Termination Event,” and/or an “Other IP Termination Event.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, Fiduciary Assignment, Fiduciary Transfer, usufruct (usufruto), trust (fideicomisso), seizure (arresto), sequestration (sequestro), attachment (penhora), charge, license, security interest or similar encumbrance of any kind in respect of such asset, judicial or extrajudicial, voluntary or involuntary, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and any agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (but excluding any lease, sublease, use or license agreement or swap agreement or similar arrangement by any Grantor described in the definition of Permitted Collateral Disposition).

“Loyalty Program” means (a) any customer loyalty program available to individuals (i.e., natural persons) that grants members in such program Currency based on a member’s purchasing behavior and that entitles a member to accrue and redeem such Currency for a benefit or reward, including flights and/or other goods and services, or (b) any other membership program (including a subscription-based product) available to individuals (i.e., natural persons) that grants members in such program benefits in connection with travel on an airline, including reduced costs on airfare, bag fees and upgrades.

“Majority First Priority Collateral Enforcement Date” means the 180 consecutive days after the occurrence of both (i) an Event of Default under a First Priority Secured Debt Document and (ii) the Applicable Collateral Representative’s receipt of written notice from the Representative under such First Priority Secured Debt Document that an Event of Default has occurred and is continuing and all of the First Priority Secured Debt Obligations under such First Priority Secured Debt Document are currently due and payable in full (whether as a result of the acceleration thereof or otherwise); provided that such date shall be tolled and shall not occur if (i) with respect to any Collateral, the Applicable Collateral Representative (acting at the direction of the Superpriority Noteholders) has commenced and is diligently pursuing the exercise of any rights and remedies with respect to all or a material portion of the Collateral, or (ii) an insolvency proceeding in respect of an obligor under any Series

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of Secured Debt has been commenced; provided further, if the circumstances described above subsequently occur, the Majority First Priority Collateral Enforcement Date shall be deemed (prospectively only) not to have occurred and the Representatives shall cease to take instructions from the Required First Priority Debtholders. If at any time the exercise of remedies is stayed due to a bankruptcy or insolvency proceeding of an Obligor, the 180-day period described above shall be tolled until such stay is no longer in effect.

“Majority Total Debtholders” means the holders of Secured Debt that hold 50.1% or more of the aggregate principal amount of all Secured Debt outstanding on any date of determination, determined across all Series of Secured Debt treated for this purpose as one class, provided that, for the purposes of the AerCap Secured Obligations, the payment obligations that comprise the AerCap Secured Obligations as of the relevant date shall be deemed to be principal amount for the purposes of this definition.

“Management Agreement” means that certain amended and restated management agreement entered into among IP Co, IP HoldCo, Azul Linhas and the U.S. Collateral Agent, dated as of the Closing Date, as amended from time to time, pursuant to which Azul Linhas will perform certain services for IP Co and IP HoldCo to manage the Contributed Intellectual Property.

“Material Adverse Effect” means a material adverse effect on (a) the consolidated business, operations or financial condition of the Parent Guarantor and its Subsidiaries, taken as a whole, (b) the validity or enforceability of the Transaction Documents or the rights or remedies of the Holders and the Superpriority Secured Parties or First Priority Secured Parties, as applicable, thereunder, (c) the ability of the Issuer to pay the Obligations under the Transaction Documents, (d) the validity, enforceability or collectability of the IP Agreements generally or any material portion of the IP Agreements, taken as a whole, (e) the value of the Collateral or the business and operations of the Azul Fidelidade Program and the Azul Viagens Business, taken as a whole or (f) the ability of the Obligors to perform their material obligations under the IP Agreements or this Agreement; provided, that no condition or event that has been publicly disclosed by the Parent Guarantor or any of its Subsidiaries on or prior to the Closing Date shall be considered a “Material Adverse Effect.”

“Member Profile Data” means, with respect to each member of the Azul Fidelidade Program (including Clube Azul) and to the extent in the possession or control of the Parent Guarantor or any of its Subsidiaries, such member’s (a) name, mailing address, email address, and phone numbers, (b) communication consent preferences, (c) total Currency balance, (d) third party engagement history, (e) accrual and redemption activity, including any data related to member segment designations or member segment activity or qualifications, (f) Azul Fidelidade Program (including Clube Azul) account or membership number, and (g) member status. For the avoidance of doubt, Member Profile Data excludes (i) Azul Traveler Data, (ii) any data relating to Azul Viagens Business transactions made by members of the Azul Fidelidade Program that is analogous to the Azul Traveler Data, and (iii) Azul Cargo Customer Data.

“Modifications” means any and all improvements, additions, changes, modifications, enhancements, corrections, updates, releases, revisions and versions.

“Moody’s” means Moody’s Investors Service, Inc.

“New 2029 Second Out Notes” means the 11.500% Senior Secured Second Out Notes due 2029 issued by the Issuer pursuant to the New Second Out Notes Indenture.

“New 2030 Second Out Notes” means the 10.875% Senior Secured Second Out Notes due 2030 issued by the Issuer pursuant to the New Second Out Notes Indenture.

“New First Out Notes” means the 11.930% Senior Secured First Out Notes due 2028 issued by the Issuer pursuant to the New First Out Notes Indenture.

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“New First Out Notes Documents” means the New First Out Notes Indenture, any note or global note issued pursuant to the New First Out Notes Indenture, any supplemental indentures to the New First Out Notes Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New First Out Notes Indenture” means the indenture dated January 28, 2025 relating to the New First Out Notes.

“New First Out Secured Debt Representative” means the Trustee.

“New First Priority Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Second Priority Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Second Out Exchangeable Notes” means the senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New Second Out Notes, which New Second Out Exchangeable Notes, when issued, shall constitute Additional Second Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07).

“New Second Out Notes” means the New 2029 Second Out Notes and New 2030 Second Out Notes.

“New Second Out Notes Indenture” means the indenture dated January 28, 2025 relating to the New Second Out Notes.

“New Second Out Notes Documents” means the New Second Out Notes Indenture, any note or global note issued pursuant to the New Second Out Notes Indenture, and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New Second Out Secured Debt Representative” means the Trustee.

“New Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Secured Debt Representative” has the meaning assigned to such term in Section 8.07(a).

“Non-Compete” has the meaning set forth in the IP Licenses.

“Non-Shared Collateral” has the meaning set forth in Section 2.06.

“Obligations” means with respect to any Secured Debt, the unpaid principal of and premiums and interest on (including interest accruing after the maturity of such Secured Debt and interest accruing after the filing of any petition of bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) such Secured Debt and all other obligations and liabilities of the Obligors to the Representative or any Collateral Agent or any Holder, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which arise under the applicable Secured Debt Documents or the Collateral Documents, whether on account of principal, interest, make-whole premium, call premium, reimbursement obligations, fees, indemnities, out-of-pocket costs, and expenses (including all fees, charges and disbursements of counsel to the Representative or any Collateral Agent that are required to be paid by the Obligors pursuant to the terms of any Secured Debt Documents) or otherwise.

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“Obligors” means the Issuer, the Parent Guarantor, the Guarantors and each Subsidiary of the Parent Guarantor that has granted a security interest pursuant to any Collateral Document to secure any Secured Obligations.

“Officer’s Certificate” has the meaning assigned to such term in Section 8.06.

“Other IP Termination Event” means any of the following:

(a)              any representation or warranty made by the applicable Licensee under the applicable IP License proves to be false or incorrect in any material respect when made or deemed made, and such representation or warranty, to the extent capable of being corrected, is not corrected within 20 Business Days after the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such failure;

(b)             a material breach of the Non-Compete by the applicable Licensee or the Parent Guarantor or any of its Subsidiaries that continues for more than 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such breach;

(c)              use of any licensed Intellectual Property under the applicable IP License by the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such IP License unless such use is discontinued within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(d)             use of any licensed Intellectual Property under the applicable IP License by a sublicensee of the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such IP License unless such use is discontinued, or the applicable sublicense is terminated, within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(e)              Azul Linhas becomes subject to a proceeding under chapter 11 of the Bankruptcy Code and any of the Chapter 11 Case Milestones ceases to be met or complied with, as applicable;

(f)              (i) any Azul Brand License or Azul Other IP License ceases to be in full force and effect (as determined by a court of competent jurisdiction in a final non-appealable judgment) or is declared by a court of competent jurisdiction in a final non-appealable judgment to be null and void, or (ii) Azul Linhas, the Parent Guarantor or any of its Subsidiaries contests the validity or enforceability of any Contribution Agreement or any Azul Brand License or Azul Other IP License;

(g)             an Event of Default or equivalent event under any Series of Secured Debt has occurred (which, in relation to the AerCap Secured Obligations shall be limited to events of default relating to payment defaults); provided that none of the following shall constitute an Other IP Termination Event:

(1)             the Parent Guarantor or any of its Subsidiaries (other than an IP Party or Permitted Business Combination Entity) becoming subject to a proceeding under chapter 11 of the Bankruptcy Code, so long as (i) Azul Linhas is or becomes subject to a proceeding under chapter 11 of the Bankruptcy Code

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at such time, and (ii) each of the Chapter 11 Case Milestones is met and otherwise complied with, as applicable; and

(2)             a proceeding under Brazilian Bankruptcy Law for the recognition of any proceeding under chapter 11 of the Bankruptcy Code as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal), so long as (i) Azul Linhas is among the Persons subject to such proceeding or proceedings under chapter 11 of the Bankruptcy Code in respect of which such recognition is being sought, (ii) no such recognition proceeding is inconsistent in any material respect with any Chapter 11 Case Milestone, (iii) such proceeding under Brazilian Bankruptcy Law is not converted into a Brazilian main proceeding, including a judicial reorganization (recuperação judicial), extrajudicial reorganization (recuperação extrajudicial) or a bankruptcy liquidation proceeding (falência), and (iv) such proceeding under chapter 11 of the Bankruptcy Code is recognized by the Brazilian bankruptcy court as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal) within 60 days of the initiation of such proceeding under Brazilian Bankruptcy Law; or

(h)             the termination of the other Azul Other IP License in accordance with its terms.

“Parent Change of Control” means any of the following events, unless such event constitutes a Permitted Change of Control:

(1)       the direct or indirect sale or transfer of all or substantially all the assets of the Parent Guarantor and its Subsidiaries, taken as a whole, to any transferee Person;

(2)       (i) prior to the Dual-Class Sunset Effective Date, at any time David Gary Neeleman ceases to be, or otherwise is not, the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor and (ii) from and after the Dual-Class Sunset Effective Date, the consummation of any transaction (including, without limitation, by merger, consolidation, acquisition or any other means) as a result of which any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor; or

(3)       the consummation of any Public Company Business Combination Transaction.

“Parent Guarantor” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Payment Account” means the USD Payment Account or the BRL Payment Account, as applicable.

“Payment Waterfalls” has the meaning set forth in Section 4.03(e).

“Permitted Acquisition Loyalty Program” means, subject to the terms and conditions of the Sublicense, a Loyalty Program owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries or principally associated with such Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), so long as (a) the Permitted Acquisition Loyalty Program is not operated in a fashion that is more competitive, taken as a whole, than the Azul Fidelidade Program (including Clube Azul), as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Fidelidade Program relative to the

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Permitted Acquisition Loyalty Program (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Fidelidade Program), (c) no members of the Azul Fidelidade Program (including Clube Azul) are targeted for membership in the Permitted Acquisition Loyalty Program (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Loyalty Program), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Fidelidade Program (including Clube Azul), including distribution and marketing channels, as were applicable immediately prior to the consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the members of the Azul Fidelidade Program (including Clube Azul) or the members of the Permitted Acquisition Loyalty Program that the Permitted Acquisition Loyalty Program is a primary Loyalty Program for the Parent Guarantor or any of its Subsidiaries.

“Permitted Acquisition Travel Package Business” means, subject to the terms and conditions of the Sublicense, a Travel Package Business owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), or principally associated with such Specified Acquisition Entity or any of its Subsidiaries, so long as (a) the Permitted Acquisition Travel Package Business is not operated in a fashion that is more competitive, taken as a whole, than the Azul Viagens Business, as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Viagens Business relative to the Permitted Acquisition Travel Package Business (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Viagens Business), (c) no customers of the Azul Viagens Business are targeted by the Permitted Acquisition Travel Package Business (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Travel Package Business), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Viagens Business, including distribution and marketing channels, as were applicable immediately prior to the consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the customers of the Azul Viagens Business or the customers of the Permitted Acquisition Travel Package Business that the Permitted Acquisition Travel Package Business is the primary Travel Package Business for the Parent Guarantor or any of its Subsidiaries; provided that, notwithstanding the foregoing, no Travel Package Business shall be considered a Permitted Acquisition Travel Package Business from and after the Parent Guarantor ceasing to operate, or commencing the process of winding down, the operations of the Azul Viagens Business.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary, supportive or complementary to, or a reasonable extension of, the business in which Azul and its Subsidiaries were engaged on the date hereof, including travel-related, leisure-related and cargo-related businesses, and travel, leisure, cargo and other support services and experiences and other similar services and experiences.

“Permitted Business Combination Entity” means, with effect from the Permitted Change of Control Effective Date, (i) the Permitted Business Combination Parent Company, and (ii) the direct and indirect Subsidiaries of the Permitted Business Combination Parent Company, including any Subsidiary created or acquired by a Permitted Business Combination Entity after the Permitted Change of Control Effective Date; provided that if at any time any Person described in the foregoing clauses (i) and (ii) becomes a Subsidiary of an Azul Group Entity (other than the Parent Guarantor), such Person ceases to be a Permitted Business Combination Entity. For the avoidance of doubt, no Subsidiary of the Parent Guarantor immediately prior to the Permitted Change of Control Effective Date and no other Azul Group Entity shall constitute a Permitted Business Combination Entity.

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“Permitted Business Combination Parent Company” means, with effect from the Permitted Change of Control Effective Date, the Person that holds, directly or indirectly, all or substantially all of the business and assets of the Public Company Parties taken as a whole that are the subject of a Public Company Business Combination Transaction (which, for the avoidance of doubt, excludes the Azul Group Entities or any parent thereof whose assets are not composed exclusively or substantially exclusively of the assets of the Azul Group Entities and the Permitted Business Combination Entities).

“Permitted Change of Control” means any Public Company Business Combination Transaction (whether or not such Public Company Business Combination Transaction constitutes a Parent Change of Control) that either (1) is approved by a majority in principal amount of the outstanding Superpriority Notes, or (2) satisfies each of the following conditions:

(a)       the definitive agreement for such Public Company Business Combination Transaction is entered into on or prior to June 30, 2026;

(b)       on a pro forma basis, after giving effect to the Public Company Business Combination Transaction, the Total Leverage Ratio, calculated as of the last day of the Calculation Period most recently ended prior to the Permitted Change of Control Effective Date is not greater than 4.40 to 1.00;

(c)       the Required Cross Group Conditions are complied with;

(d)        no Default or Event of Default under any Series of Secured Debt has occurred is continuing or would result therefrom on the Permitted Change of Control Effective Date;

(e)        no Rating Decline (as defined in any Secured Debt Document that includes a provision equivalent to this definition) shall have occurred or result therefrom; and

(f)       the U.S. Collateral Agent shall have received an Officer’s Certificate from the Parent Guarantor stating that the conditions described in clauses (a) through (e) above have been satisfied and providing reasonably detailed supporting calculations for the calculation referred to in clause (b) above.

“Permitted Change of Control Effective Date” means (i) the date of consummation of a Permitted Change of Control, which shall be the first such date in the event there is more than one closing date and (ii) solely for purposes of Section 3.10(a) of the Superpriority Notes Indenture, the New First Out Notes Indenture and each Second Out Notes Indenture (and any corresponding provision in any other Secured Debt Document from time to time), the date of consummation of a Public Company Business Combination Transaction, which shall be the first such date in the event there is more than one closing date.

“Permitted Collateral Disposition” means any of the following:

(1)             the Disposition of Collateral expressly permitted under the applicable Collateral Documents, the proceeds of which are applied in accordance with the Transaction Documents;

(2)             the licensing or sublicensing or granting of similar rights of Intellectual Property or other general intangibles pursuant to any Azul Fidelidade Agreement or Azul Viagens Agreement or as otherwise permitted by (or pursuant to) the IP Agreements;

(3)             the Disposition of cash or Cash Equivalents constituting Collateral in exchange for other cash or Cash Equivalents constituting Collateral and having reasonably equivalent value therefor;

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(4)             to the extent constituting a Disposition, the incurrence of Liens that are expressly permitted to be incurred;

(5)             Dispositions pursuant to the terms of any IP Agreement;

(6)             surrender or waive contractual rights and settle, release, surrender or waive contractual or litigation claims (or other Disposition of assets in connection therewith);

(7)             the expiration of the following registered Intellectual Property: (A) any copyright, the term of which has expired under applicable law; (B) any patent, the term of which has expired under applicable law, taking into account all patent term adjustments and extensions, and provided that all maintenance fees are paid; and (C) any trademark or service mark, the term of which has expired under applicable law because a declaration or statement of use to maintain the registration cannot be submitted to, or has been finally rejected by, the relevant governmental authority because such trademark or service mark is no longer in use; in each case, subject to the terms and conditions of the IP Agreements;

(8)             except as would have a Material Adverse Effect, the abandonment or cancellation of Intellectual Property in the ordinary course of business (including in connection with any change to any aspect of the branding of, or the rebranding of, the Azul Fidelidade Program or the Azul Viagens Business in the ordinary course of business); and

(9)             any transfer, deletion, de-identification or purge of any Personal Data that is required or permitted under applicable privacy laws, under any of the public-facing privacy policies of the Parent Guarantor or any of its Subsidiaries, in each case, pursuant to the applicable Obligor’s privacy and data retention policies and in the ordinary course of business (including in connection with terminating inactive member accounts) consistent with past practice.

“Person” means any natural person, corporation, division of a corporation, partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization, Airport Authority or Governmental Authority or any agency or political subdivision thereof.

“Personal Data” means (a) any information or data that alone or together with any other data or information can be used to identify, directly or indirectly, a natural person or otherwise relates to an identified or identifiable natural person and (b) any other information or data considered to be personally identifiable information or data under applicable law.

“PIK Interest” means interest paid on the principal amount a Superpriority Note by increasing the outstanding principal amount of such Superpriority Note or, with respect to Superpriority Notes represented by certificated notes, if any, by issuing additional Superpriority Notes, in each case in an aggregate principal amount equal to the amount of such relevant interest payment as provided in this Indenture and the Superpriority Notes.

“PIK Superpriority Notes” means the aggregate principal amount of Superpriority Notes issued from time to time pursuant to the Superpriority Notes Indenture representing PIK Interest.

“Plan Distribution” means amounts received as a distribution by any Secured Party in respect of the Secured Obligations under a plan of reorganization or similar resolution of any Obligor under any Bankruptcy Law in an Insolvency or Liquidation Proceeding.

“Points” means Currency under the Azul Fidelidade Program.

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“Portuguese Notes Pledge” means the Portuguese-law governed pledge by Azul Linhas of the TAP Bonds in favor of the U.S. Collateral Agent, which pledge shall be permitted to be limited to securing the Secured Obligations up to an amount in Euros equal to the aggregate principal amount of the TAP Bonds and all scheduled payments-in-kind of interest through to the scheduled maturity date of the TAP Bonds.

“Post-Default Distribution Date” has the meaning set forth in Section 4.04(a).

“Post-Default Waterfalls” has the meaning set forth in Section 4.04(c).

“proceeds” means all “proceeds” as such term is defined in Article 9 of the UCC, including, without limitation, payments or distributions made with respect to any investment property, whatever is receivable or received when Collateral or proceeds are sold, leased, licensed, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary, and any and all proceeds of loans.

“PTAX Rate” means, the BRL/Dollar rate, expressed as the amount of Brazilian Reais per one U.S. Dollar as reported by the Central Bank of Brazil on the SISBACEN Data System and on its website (which, at the date hereof, is located at http://www.bcb.gov.br) under the sale index, option “all currencies,” or any other official index disclosed by the Central Bank of Brazil that replaces the sale index, option “all currencies.”

“Public Company Business Combination Transaction” means the consummation of any merger, consolidation, acquisition, business combination or any other similar transaction entered into by (a) Azul, or (b) any Subsidiaries of Azul, or (c) any holding company all or substantially all of the assets of such holding company consist of all or substantially all of the assets of Azul and its Subsidiaries taken as a whole, with one or more Public Company Parties as a result of which (i) Azul controls any Public Company Party, (ii) a Public Company Party controls Azul or any of its Subsidiaries, or (iii) Azul or any of its Subsidiaries, on one hand, and any Public Company Party, on the other hand, are under common control or otherwise become Affiliates.

“Public Company Party” means (i) any Person that is, or was as of the Closing Date, listed or publicly traded on any securities exchange, stock exchange or over-the-counter market in any jurisdiction, or subject to reporting under Section 13 or 15(d) of the Exchange Act, in each case, that, directly or indirectly, owns or operates a Permitted Business, (ii) any Subsidiary of the Person referred to in clause (i), and (iii) any holding company all or substantially all of the assets of which consist of all or substantially all of the assets of the Persons referred to in clauses (i) and (ii).

“Quarterly Freeflow BRL Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Freeflow Date” means, in relation to any Quarterly Reporting Period, and provided that no Remedies Direction or Cash Control Instruction has been given, the first Business Day in that Quarterly Reporting Period on which the aggregate balance on deposit in the Collection Accounts is equal to or greater than the Quarterly Freeflow Threshold; provided that if the aggregate balance on deposit in the Blocked Accounts and the Collection Accounts on the first Business Day in that Quarterly Reporting Period is equal to or greater than the applicable Quarterly Freeflow USD Amount and the Quarterly Freeflow BRL Amount, then the Quarterly Freeflow Date shall be the date that is the first Business Day in that Quarterly Reporting Period. For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. Notwithstanding the fact that the Convertible Debentures are payable in Brazilian reais, as a result of the fact that payments under the Convertible Debentures are linked to U.S. dollars, for the purposes of determining the Quarterly Freeflow Date, amounts

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in the USD Blocked Account shall be permitted to be counted with respect to the Quarterly Freeflow BRL Amount with respect to the Convertible Debentures.

“Quarterly Freeflow Threshold” means, in relation to any Quarterly Reporting Period, the amount estimated by the Parent Guarantor in a Quarterly Freeflow Threshold Statement as being necessary to satisfy in full all obligations that would be due and payable under clauses (1) through (9) of the USD Payment Waterfall (the “Quarterly Freeflow USD Amount”) and clauses (1) through (5) of the BRL Payment Waterfall (which, in the event that any of the AerCap Secured Obligations are or will be, discharged through the Payment Waterfalls on such applicable Distribution Date, shall include all such amounts) in respect of all Distribution Dates occurring in the relevant Quarterly Reporting Period (the “Quarterly Freeflow BRL Amount”). For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. If the Parent Guarantor fails to provide the Quarterly Freeflow Threshold Statement with respect to a Quarterly Reporting Period, there shall be no Quarterly Freeflow Date for such relevant Quarterly Reporting Period unless and until the Parent Guarantor provides a Quarterly Freeflow Threshold Statement for such Quarterly Reporting Period, provided that nothing shall limit any of the Holders’, the Trustee’s or any Collateral Agent’s rights and remedies against such failure in accordance with the Transaction Documents.

“Quarterly Freeflow Threshold Statement” means, in relation to any Quarterly Reporting Period, a statement prepared by the Parent Guarantor or another Obligor containing the Quarterly Freeflow Threshold for such Quarterly Reporting Period.

“Quarterly Freeflow USD Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Reporting Period” means (a) initially, the period commencing on the Closing Date and ending on the last calendar day of the fiscal quarter in which the Closing Date occurred and (b) thereafter, each successive period of three consecutive months.

“Recovery” has the meaning assigned to such term in Section 6.04.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, increase, restructure, amend, modify, supplement, replace or exchange, or to issue other Indebtedness or enter into alternative financing arrangements in exchange for or replacement of, such Indebtedness in whole or in part. The terms “Refinanced” and “Refinancing” shall have correlative meanings.

“Relevant Leases” has the meaning specified in the definition of AerCap Secured Obligations, and each a “Relevant Lease”.

“Relevant Lessors” means, in respect of each Relevant Lease, the lessor under such Relevant Lease, and each a “Relevant Lessor”.

“Remedies Action” has the meaning specified in Section 3.01(c).

“Remedies Direction” has the meaning specified in Section 3.01(b).

“Representatives” means the trustee, administrative agent, fiduciary agent, collateral agent or similar representative for any Series of Secured Debt and includes the Trustee, the U.S. Collateral Agent and the Brazilian Collateral Agent, the AerCap Representative and the Convertible Debentures Representative.

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“Required Cross Group Conditions” means, with respect to any transaction, (x) after giving effect to such transaction, (i) no Indebtedness or other obligations of any Permitted Business Combination Entity shall be secured by Liens on the Collateral, and (ii) no Obligors shall Guarantee any Indebtedness or any other obligations of any Permitted Business Combination Entity, and (y) the transaction shall not (i) affect the priority of the Liens in favor of the Trustee or any Collateral Agent for the benefit of the Secured Parties, (ii) result in a material reduction in the value of the Collateral compared to the value of the Collateral immediately prior to giving effect to such transaction (through the disposition of Collateral, the change in value of assets that are Collateral as a result of the transaction, or otherwise), (iii) materially affect the rights and remedies available to the relevant Secured Parties under any Secured Debt Document and the Collateral Documents or (iv) otherwise materially adversely affect the interests of the holders of the Secured Debt in respect of the Collateral.

“Required First Priority Debtholders” means the holders of First Priority Secured Debt that hold 50.1% or more of the aggregate principal amount of all First Priority Secured Debt, determined across all Series of First Priority Secured Debt treated for this purpose as one class; provided that for the purposes of the AerCap Secured Obligations, the payment obligations that comprise the AerCap Secured Obligations as of the relevant date up to the AerCap Secured Obligations Cap shall be deemed to be the principal amount for the purposes of this definition.

“Required Payments” means the USD Required Payments and the BRL Required Payments.

“Required Superpriority Debtholders” means the holders of Superpriority Secured Debt that hold more than 66.66% of the aggregate outstanding principal amount of the Superpriority Notes.

“Responsible Officer” means, (a) with respect to any Person (other than the Trustee or a Collateral Agent), the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Director, any manager, any managing member, any Vice-President, any attorney-in-fact or any other person duly appointed to perform corporate duties of such Person, and (b) with respect to the Trustee or a Collateral Agent, any officer within the Corporate Trust Office of the Trustee or Collateral Agent, as applicable (or any successor division, unit or group of the Trustee or a Collateral Agent, as applicable) who shall have direct responsibility for the administration of the relevant Secured Debt Documents.

“S&P” means Standard & Poor’s Ratings Services.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Priority Secured Debt” means the New Second Out Notes and any Additional Second Priority Secured Debt, including, when issued, the New Second Out Exchangeable Notes. For the avoidance of doubt, the Superpriority Notes, the New First Out Notes, the Convertible Debentures and the AerCap Secured Obligations are not Second Priority Secured Debt.

“Second Priority Secured Debt Documents” means (i) the New Second Out Notes Documents and (ii) each financing agreement evidencing Additional Second Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional Second Priority Secured Debt in accordance with this Agreement.

“Second Priority Secured Debt Representative” means (a) in the case of the New Second Out Notes, the Trustee and (b) in the case of any other Second Priority Secured Debt, the trustee, agent or representative of the holders of such Second Priority Secured Debt who maintains the transfer register for such Series of Second Priority Secured Debt and (i) is appointed as a representative of the holders of such Second Priority

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Secured Debt (for purposes related to the administration of the Second Priority Secured Debt Documents) pursuant to the Second Priority Secured Debt Documents, together with its successors in such capacity, and (ii) who has executed a joinder to this Agreement and such Indebtedness is governed by a credit agreement, note purchase agreement, indenture, debenture or other agreement that includes a confirmation of the sharing of Liens and priorities with the other Second Priority Secured Debt.

“Second Priority Secured Obligations” means, in each case, without duplication, (a) the Second Priority Secured Debt and any other Obligations in respect of the Second Priority Secured Debt to the extent provided in the relevant Second Priority Secured Debt Documents, (b) any and all sums due and owing to the Trustee, any Collateral Agent and any Second Priority Secured Debt Representative, and (c) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (a) and (b) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Second Priority Secured Parties” means the Second Priority Secured Debt Representatives and the holders of Second Priority Secured Obligations.

“Secured Debt” means Superpriority Secured Debt, First Priority Secured Debt and Second Priority Secured Debt.

“Secured Debt Documents” means the Superpriority Secured Debt Documents, First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

“Secured Debt Representatives” means the Superpriority Secured Debt Representative, First Priority Secured Debt Representatives and the Second Priority Secured Debt Representative.

“Secured Obligations” means the Superpriority Secured Obligations, First Priority Secured Obligations and the Second Priority Secured Obligations.

“Secured Parties” means the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties.

“Security Agreement” means that certain Security Agreement governed by New York law, dated the Closing Date, among the Issuer, Azul Linhas, the IP Parties, the Parent Guarantor and the U.S. Collateral Agent, as it may be amended and restated from time to time.

“Series of BRL First Priority Secured Debt” means any Series of First Priority Secured Debt that is payable in Brazilian reais, and (i) in the event that any Obligor elects or is required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls or the Post-Default Waterfalls, and (ii) for all purposes relating to the Post-Default Waterfalls for so long as the applicable Remedies Direction has effect and has not been revoked pursuant to a revocation notice from the Controlling Creditors in accordance with Section 3.01(b), any reference to “Series of BRL First Priority Secured Debt” shall include the AerCap Secured Obligations.

“Series of First Priority Secured Debt” means each of (a) the AerCap Secured Obligations, (b) Indebtedness under the Convertible Debentures, and (c) any series, issue, tranche or class (as applicable) of Additional First Priority Secured Debt issued or incurred under a First Priority Secured Debt Document (with any series of notes constituting First Priority Secured Debt issued under the New First Out Notes Indenture being treated as a separate Series of First Priority Secured Debt). For the avoidance of doubt, (i)

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multiple Series of First Priority Secured Debt may be described by the foregoing clause (c), and (ii) any notes constituting First Priority Secured Debt may either be issued under the New First Out Notes Indenture or any other First Priority Secured Debt Document.

“Series of Second Priority Secured Debt” means each of (a) the Second Priority Secured Obligations, and (b) any series, issue, tranche or class (as applicable) of Additional Second Priority Secured Debt issued or incurred under a Second Priority Secured Debt Document (with any series of notes constituting Second Priority Secured Debt issued under the New Second Out Notes Indenture being treated as a separate Series of Second Priority Secured Debt). For the avoidance of doubt, (i) multiple Series of Second Priority Secured Debt may be described by the foregoing clause (b), and (ii) any notes constituting Second Priority Secured Debt may either be issued under the New Second Out Notes Indenture or any other Second Priority Secured Debt Document.

“Series of Secured Debt” means any Series of Superpriority Secured Debt, Series of First Priority Secured Debt and any Series of Second Priority Secured Debt.

“Series of Superpriority Secured Debt” means each of the Superpriority Notes.

“Series of USD First Priority Secured Debt” means any Series of First Priority Secured Debt that is payable in U.S. dollars, but excluding the AerCap Secured Obligations.

“Series of USD Secured Debt” means Superpriority Secured Debt, any Series of USD First Priority Secured Debt and either series of Second Priority Secured Debt, and any other Secured Debt that is payable in U.S. dollars, but excluding the AerCap Secured Obligations.

“Service Agreements” means the service agreements, dated July 14, 2023, between each of (i) the IP Parties (as applicable), (ii) Walkers Fiduciary Limited in its capacity as share trustee and (iii) the Parent Guarantor.

“Specified Acquisition Entity” means any entity (other than a Permitted Business Combination Entity) that is (a) acquired by the Parent Guarantor or any of its Subsidiaries (other than an IP Party) after the Closing Date (whether such entity becomes a wholly-or less than wholly-owned Subsidiary thereof) or (b) another commercial airline (including any business lines or divisions thereof) with which the Parent Guarantor or such a Subsidiary of the Parent Guarantor merges or enters into an acquisition transaction.

“Specified Organizational Document” means (i) the Amended and Restated Memorandum and Articles of Association of IP Co, dated the Closing Date, and (ii) the Amended and Restated Memorandum and Articles of Association of IP HoldCo, dated the Closing Date, in each case, as amended, restated or otherwise modified from time to time as permitted thereby and by the Collateral Documents.

“Specified Rights” means (i) the right to waive, modify, amend, or consent to a deviation from the terms or conditions of the IP Agreements (including the right of IP Co to receive the IP License Fee, unless at such time (x) all Second Priority Secured Debt is receiving the interest it is owed on a current basis or (y) the IP License Fee has been in effect for two years and waiver or amendment thereof is reasonably necessary to preserve the value of the Collateral and the rights and remedies of the Obligors and the Secured Parties thereto) or forbear to exercise the rights available to the Secured Parties upon any License Termination Event, (ii) the right to waive, modify, amend or consent to a deviation from any Chapter 11 Case Milestone or forbear to exercise the rights available to the Secured Parties upon the failure to meet any Chapter 11 Case Milestone and (iii) with respect to cash collateral (including receivables and amounts in the Collection Accounts), the right to permit the Obligors to access or use such cash collateral (including by permitting proceeds to be deposited elsewhere than in the Collection Accounts or by omitting to exercise

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control over the Collection Accounts) unless (A) if the First Priority Secured Debt receives any interest or fees (including post-petition) in connection with its release or permitting use of such cash collateral (calculated mutatis mutandis so that the Second Priority Secured Debt will benefit from equivalent economic treatment), the Second Priority Secured Debt receives for its benefit, such interest or fees that the First Priority Secured Debt receives (such interest or fees due to the Second Priority Secured Debt, “Interest Protection Payments”) and (B) if the First Priority Secured Debt is secured by a Lien on any additional collateral granted, the Second Priority Secured Debt shall also be secured on such additional collateral, on a “second out” basis in accordance with the terms of this Agreement; provided that the right to permit the use of cash collateral shall be the sole right of the Required First Priority Debtholders and the only right of the Second Priority Secured Debt shall be to receive any interest, fees or Liens as set forth above.

“Subsidiary” means, with respect to any Person:

(1)             any corporation, company, exempted company, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)             any partnership, exempted limited partnership, joint venture or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Sufficient Funds” has the meaning specified in Section 4.03(a).

“Superpriority Notes” means the Initial Superpriority Notes and more particularly means any Superpriority Note authenticated and delivered under the Superpriority Notes Indenture. Unless the context otherwise requires, for all purposes under the Superpriority Notes Indenture and the Superpriority Notes, the terms “Superpriority Note”, and “Superpriority Notes” shall also include any PIK Superpriority Notes that may be issued pursuant to the provisions of the Superpriority Notes and the Superpriority Notes Indenture.

“Superpriority Notes Claims” has the meaning defined in Section 6.01(a).

“Superpriority Notes Indenture” means the indenture dated the Closing Date relating to the Superpriority Notes.

“Superpriority Secured Debt” means the Superpriority Notes issued on or around the date hereof. For the avoidance of doubt, the First Priority Secured Debt and the Second Priority Secured Debt are not Superpriority Secured Debt.

“Superpriority Secured Debt Documents” means the Superpriority Notes Indenture, any note or global note issued pursuant to the Superpriority Notes Indenture, the Collateral Documents, any supplemental indentures to Superpriority Notes Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

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“Superpriority Secured Debt Representative” means the Trustee.

“Superpriority Secured Obligations” means, in each case, without duplication, (i) the Superpriority Secured Debt and all other obligations (as such term or any similar or analogous term is defined in such Superpriority Secured Debt Documents) in respect of Superpriority Secured Debt to the extent provided in the relevant Superpriority Secured Debt Documents, (ii) any and all sums due and owing to any Collateral Agent, any Superpriority Secured Debt Representative, and the Trustee, and (iii) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (i) and (ii) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Superpriority Secured Parties” means the Superpriority Secured Debt Representative, the Collateral Agents and the holders of Superpriority Secured Obligations.

“TAP” means SIAVILO - SGPS, S.A. (previoulsy named Transportes Aéreos Portugueses, SGPS, S.A.).

“TAP Bonds” means the unsecured Series A 7.500% Bonds due 2026 issued by TAP (ISIN: PTTTAAOM0004) and held by Azul Linhas.

“Tax” and “Taxes” (including the correlative term “Taxation”) means any and all present or future taxes, levies, imposts, duties, assessments, fees, deductions, charges or withholdings imposed by any Governmental Authority, including any interest, additions to tax, fines or penalties applicable thereto.

“Total Leverage Ratio” means, as of any date of determination, the ratio of:

(a)       an amount equal to (i) total funded Indebtedness (which shall include, for the avoidance of doubt, AerCap Secured Obligations), plus (without double counting) (ii) current and long-term leases (as determined in accordance with IFRS), minus (iii) unrestricted cash and cash equivalents and accounts receivable from credit card companies and debit card companies (as determined in accordance with IFRS) (excluding any accounts receivable from credit card companies that are not permitted or able to be subject to Anticipation) of (1) the Parent Guarantor and its Subsidiaries that are Obligors then on the Parent Guarantor’s consolidated balance sheet, and (2) the Permitted Business Combination Entities (in each case, as determined in accordance with IFRS) excluding any cash or cash equivalents held in the USD Collateral Account, the BRL Collateral Account and including any cash and cash equivalents held in the Collection Accounts and the USD Blocked Account and the BRL Blocked Account, in each case of the Parent Guarantor and its Subsidiaries, in each case as of the end of the Calculation Period, to

(b)       EBITDAR of the Parent Guarantor and its Subsidiaries for the relevant Calculation Period;

provided that for purposes of this definition, clause (a) and EBITDAR will be calculated (x) using the most recent financial statements delivered by the Parent Guarantor pursuant to the terms of all Secured Debt Documents requiring such delivery (and, in the case of a Permitted Change of Control, using the most recent publicly available financial statements of the Permitted Business Combination Parent Company) and (y) after giving effect on a pro forma basis for the Calculation Period to the following:

(1) the incurrence, repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries and the application of the proceeds thereof, including the incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring during

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such Calculation Period and at any time subsequent to the last day of such Calculation Period and prior to or on such date of determination, as if such incurrence, and the application of the proceeds thereof, repayment or redemption occurred on the first day of such Calculation Period; and

(2) any Disposition, acquisition or Investment or Permitted Change of Control by such Person or any of its Subsidiaries, including any Disposition, acquisition or Investment or Permitted Change of Control giving rise to the need to make such determination, occurring during the Calculation Period or at any time subsequent to the last day of the Calculation Period and prior to or on such date of determination, as if such Disposition, acquisition or Investment or Permitted Change of Control occurred on the first day of such Calculation Period (for the avoidance of doubt, EBITDAR shall be calculated after giving effect to such Disposition, acquisition or Investment or Permitted Change of Control and the Total Leverage Ratio shall be calculated of both Azul Group Entities and Permitted Business Combination Entity after giving pro forma effect to such Disposition, acquisition or Investment or Permitted Change of Control).

For purposes of making such pro forma computation:

(a)       interest on any Indebtedness bearing a floating rate of interest will be calculated as if the rate in effect on the applicable date of determination had been the applicable rate for the entire Calculation Period (taking into account any interest rate protection, swap or similar agreements applicable to such Indebtedness);

(b)       interest on any Indebtedness under a revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such Calculation Period, or if such facility was created after the end of such Calculation Period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation;

(c)       interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Parent Guarantor may designate; and

(d)       the Parent Guarantor and its Subsidiaries will only be required to give effect on a pro forma basis to Indebtedness incurred, repaid or redeemed and not already reflected in the calculation of clause (a) above on the date of determination.

“Trade Secrets” means all confidential and proprietary information, including trade secrets (as defined under the Uniform Trade Secrets Act or the Federal Defend Trade Secrets Act of 2016) and proprietary know-how, which may include all inventions (whether or not patentable), invention disclosures, methods, processes, designs, algorithms, source code, customer lists and data, databases, compilations, collections of data, practices, processes, specifications, test procedures, flow diagrams, research and development, and formulas.

“Transaction Documents” means the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents, the Second Priority Secured Debt Documents, Convertible Debentures Secured Debt Documents, the Collateral Documents, the IP Agreements, the Deeds of Undertaking, the Service Agreements and the Specified Organizational Documents, any Additional First Priority Secured Debt Documents and any Additional Second Priority Secured Debt Documents.

“Travel Package Business” means the business of operating and providing travel products and services through the contracting, booking, and/or packaging together of one or more of the various

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components of a vacation, such as flights, hotels, cruises, car hire, transfers, other transportation, meals, guides, tours, activities, attractions, experiences and insurance.

“Trustee” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“UCC” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Underlying Convertible Debentures” means unsecured convertible debentures to be issued by the Parent Guarantor which will (i) have terms that are consistent with the summary of terms to be set forth in an exhibit to the New First Out Notes Indenture, (ii) be subject to the Underlying Convertible Debenture Lien and (iii) secure the First Out Consent Fee Exchangeable Notes and the New Second Out Exchangeable Notes, once issued, respectively.

“Underlying Convertible Debentures Lien” means a Lien, created pursuant to a Brazilian law fiduciary assignment, in respect of the Convertible Debentures held by the Issuer in favor of the trustee for, and holders of the First Out Consent Fee Exchangeable Notes (when issued).

“U.S. Collateral Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“USD Azul Cargo Receivables Deposit Account” means the relevant account described in the Security Agreement in the name of Azul Linhas, in U.S. dollars, maintained in the United States and subject to the Security Agreement and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the U.S. Collateral Agent).

“USD Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the USD Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the U.S. Collateral Agent and Citibank, N.A. on the Closing Date, as amended from time to time.

“USD Blocked Account” means a segregated account in U.S. dollars (with permission to hold balances through investments in Cash Equivalents), in the name of the Issuer, maintained in New York and subject to a security agreement and Account Control Agreement (under the sole dominion and control of the U.S. Collateral Agent).

“USD Collateral Account” means a segregated non-interest bearing trust account in U.S. dollars, in the name of the Issuer (or, at the option of the Parent Guarantor, any Obligor) and under the sole dominion and control of the U.S. Collateral Agent into which amounts from the Collection Accounts are to be transferred on each Post-Default Distribution Date when a Remedies Direction has been given and remains in effect.

“USD Payment Account” means a segregated account in U.S. dollars, in the name of the Issuer, maintained in New York and subject to a security agreement and an Account Control Agreement (under the sole dominion and control of the U.S. Collateral Agent) into which USD Required Payments are to be transferred from the Collection Accounts when no Remedies Direction has been given and remains in effect.

“USD Payment Waterfall” has the meaning set forth in Section 4.03(d).

“USD Pro Rata Share” means, with respect to amounts in a Payment Account, a Collateral Account or a Collection Account, (i) a fraction the numerator of which is the aggregate principal amount of all

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Superpriority Secured Debt and all Series of USD First Priority Secured Debt (which shall be deemed to exclude the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Superpriority Secured Debt and all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap), (ii) after the Discharge of Superpriority Secured Obligations, a fraction the numerator of which is the aggregate principal amount of all Series of USD First Priority Secured Debt (which shall be deemed to exclude the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap) or (iii) after the Discharge of Superpriority Secured Debt and the Discharge of First Priority Secured Obligations, 100%. Amounts in U.S. dollars shall be measured as compared to amounts in Brazilian reais at the Currency Conversion Rate.

“USD Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (9) of the USD Payment Waterfall.

“Voluntary Contributions” has the meaning set forth in Section 4.02(f).

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Waterfall AerCap Payment” has the meaning set forth in Section 4.05(b).

Section 1.02.      Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, extended, amended and restated or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, unless expressly provided otherwise, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (f) the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including” and (g) all references to “in the ordinary course of business” of a Person means (i) in the ordinary course of business of, or in furtherance of an objective that is in the ordinary course of business of such Person, (ii) customary and usual in the industry or industries of such Person in the United States or any other jurisdiction in which such Person does business, or (iii) generally consistent with the past or current practice of such Person, or any similarly situated businesses in the United States or any other jurisdiction in which such Person does business.

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Section 1.03.        References to Agreements, Laws, Etc. Except as otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Secured Debt Documents), and other contractual requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements, modifications, restructurings, replacements, refinancings, renewals, or increases (in each case, where applicable, whether pursuant to one or more agreements or with different lenders or agents and whether provided under the original credit agreement or one or more other credit agreements, indentures, financing agreements or otherwise, including any agreement extending the maturity thereof, otherwise restructuring all or any portion of the Indebtedness thereunder, increasing the amount loaned or issued thereunder, altering the maturity thereof or providing for other Indebtedness), but only to the extent that such amendments, restatements, amendment, and restatements, extensions, supplements, modifications, replacements, restructurings, refinancings, renewals, or increases are not prohibited by any Secured Debt Document and not in contravention of this Agreement; (b) references to any requirement of law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such requirement of law; and (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all of the functions thereof.

Section 1.04.        Exchange Rate. Any amount specified in this Agreement to be in U.S. dollars shall also include the equivalent of such amount in any currency other than U.S. dollars, such equivalent amount to be determined (a) in the case of currency other than Brazilian reais, at the rate of exchange quoted by the Reuters World Currency Page for the applicable currency at 11:00 a.m. (London time) on such day (or, in the event such rate does not appear on any Reuters World Currency Page, by reference to such other publicly available service for displaying exchange rates as may be selected by the Parent Guarantor and informed to the Collateral Agents and (b) in the case of Brazilian reais, the PTAX Rate on the applicable date of determination.

Section 1.05.        Timing of Payment or Performance. Except as otherwise expressly provided herein, when the payment of any obligation or the performance of any covenant, duty, or obligation is stated to be due or performance required on (or before) a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

Section 1.06.        AerCap Override. Notwithstanding anything to the contrary in this Agreement, (i) no guarantee, letter of credit, maintenance reserves, maintenance adjustment, maintenance compensation or security deposit or any other payments granted, made or provided for under or in connection with any AerCap Lease Document, nor any trust over any property of Azul Linhas or security interest created or granted pursuant to any AerCap Lease Document, shall constitute Collateral, (ii) any proceeds of any such guarantee, letter of credit, maintenance reserves, maintenance adjustment, maintenance compensation or security deposit or any other payments granted, made or provided for under or in connection with any AerCap Lease Document or trust over any property of Azul Linhas or security interest created or granted pursuant to any AerCap Lease Document (as the case may be) (excluding the Collateral Documents) shall be excluded from and shall not be subject to any of the provisions of this Agreement or required to be shared with, paid to, held on trust for or otherwise made available to any other Secured Party and all such proceeds shall be for the sole account of the relevant AerCap Party, (iii) nothing in this Agreement shall prevent, limit, diminish, deprive or restrict in any way whatsoever the exercise by any AerCap Party of any rights or remedies under or in connection with such AerCap Lease Document and the exercise of any and all such rights and remedies are not subject to the terms of this Agreement, including, without limitation, repossession of any aircraft, and (iv) except as contemplated by Section 6.01(a), nothing in this Agreement shall limit or restrict in any manner any right of any AerCap Party, to the extent and in right of its claims that are not AerCap Secured Obligations, to take any position or be heard as a party in interest under the

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Bankruptcy Code or any Bankruptcy Law in connection with a proceeding concerning any Obligor under the Bankruptcy Code or such Bankruptcy Law including, but not limited to, objecting to any proposed DIP Financing or any term thereof other than with respect to the priority of any proposed DIP Financing Liens on the Collateral in accordance with Section 6.01(b) hereof.

Article 2
LIENS, PRIORITIES AND AGREEMENTS WITH RESPECT TO COLLATERAL AND PAYMENT PRIORITY

Section 2.01.        Liens Held for Benefit of Secured Parties.

(a)              Each Secured Party by accepting the applicable Series of Secured Debt and acting through its Secured Debt Representative with respect to the applicable Series of Secured Debt hereby (i) irrevocably appoints the Collateral Agents and each other Applicable Collateral Representative as its agent under the Collateral Documents, as applicable, and any other relevant document and (ii) irrevocably authorizes each Collateral Agent and each Applicable Collateral Representative to enter into this Agreement, take such actions on its and their behalf under this Agreement, and exercise such rights, powers and discretions and perform such duties as are expressly delegated to the Collateral Agents and each Applicable Collateral Representative by the terms under this Agreement, the Collateral Documents and the other Secured Debt Documents, together with any other incidental rights, powers and discretions and to execute each document expressed to be executed by the Applicable Collateral Representative on its behalf, including to execute the Secured Debt Documents the Collateral Agent or Applicable Collateral Representative is or is intended to be a party to in the name of and for the benefit of the Secured Parties and to act as collateral agent for the benefit of the Secured Parties. Each Collateral Agent and each Applicable Collateral Representative hereby accepts such appointment and shall have all of the rights and obligations of the Collateral Agent or Applicable Collateral Representative hereunder and under the Secured Debt Documents to which it is a party or third-party beneficiary. In the event that any Collateral is granted to an Applicable Collateral Representative other than one of the Collateral Agents, such Applicable Collateral Representative shall be deemed to have all of the rights, privileges and obligations of a Collateral Agent hereunder. Each Lien granted in favor of a Collateral Agent or Applicable Collateral Representative under any Collateral Document (other than with respect to Non-Shared Collateral) shall be for the benefit of all Secured Parties and shall be subject in all respect to the terms of this Agreement.

Section 2.02.        Priorities. Notwithstanding the date, time, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted to any Representative or any Secured Parties on the Collateral (or any actual or alleged defect in any of the foregoing) and notwithstanding any provision of any applicable law, any Secured Debt Document or any other circumstance whatsoever, each Representative, on behalf of itself and each Secured Party under its Secured Debt Document, hereby agrees that, except with respect to Plan Distributions and Interest Protection Payments:

(a)              prior to the Discharge of Superpriority Secured Obligations, the Superpriority Secured Obligations (including the Superpriority Notes and related guarantees) are secured by the Collateral on a “superpriority out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “superpriority out” basis prior to the payment of amounts due and payable in respect of the First Priority Secured Obligations and the Second Priority Secured Obligations, in each case, in accordance with the terms of this Agreement;

(b)             the First Priority Secured Obligations are secured by the Collateral on a “first out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of

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any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “first out” basis after the payment of amounts due and payable in respect of the Superpriority Secured Obligations and prior to the payment of amounts due and payable in respect of the Second Priority Secured Obligations, in each case, in accordance with the terms of this Agreement; and

(c)              the Second Priority Secured Obligations are secured by the Collateral on a “second out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “second out” basis after the payment of amounts due and payable in respect of both the Superpriority Secured Obligations and the First Priority Secured Obligations, in each case, in accordance with the terms of this Agreement.

The right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, shall be (i) pari passu with one another among the holders of the Superpriority Secured Obligations, (ii) pari passu with one another among the holders of the First Priority Secured Obligations, and (iii) pari passu with one another among the holders of the Second Priority Secured Obligations, in each case notwithstanding the time, order or method of creation or perfection of any Liens securing any Secured Debt or the time of entering into any guarantee with respect to any Secured Debt.

Section 2.03.        The provisions of Section 2.02 shall apply whether or not any Liens securing any Secured Obligations are subordinated to any Lien securing or purporting to secure any other obligation of the Issuer, any other Obligor or any other Person or are otherwise subordinated, voided, avoided, invalidated, lapsed or released other than in accordance with the applicable Secured Debt Document governing a Series of Secured Debt.

Section 2.04.        Nature of Claims.

(a)              Each Secured Debt Representative, on behalf of itself and each Secured Party, acknowledges that, (a) subject to Section 5.02(b), (c) and (d), (i) the terms of any Secured Debt Document may be amended, restated, amended and restated, supplemented or otherwise modified and (ii) any Series of Secured Debt, or a portion thereof, may be Refinanced in whole or in part from time to time, in each case, without the consent of any Representative or any Secured Party and without affecting the provisions hereof, except as otherwise expressly set forth herein; provided, that, unless such Series of Secured Debt ceases to constitute Secured Obligations, (i) any Representative of the holders of any Refinanced Secured Debt shall become a party to this Agreement and (ii) the incurrence of any Secured Debt after the Closing Date (other than any DIP Financing) must be permitted under the documentation governing each other Series of Secured Debt as in effect on the date of incurrence; provided, further, that the Lien priorities provided for in Section 2.02 and the payment priority provided for in Section 2.09 shall not be altered or otherwise affected by any amendment, restatement, amendment and restatement, supplement or other modification, or any Refinancing, of any Secured Obligations, or any portion thereof, permitted by this Agreement.

(b) The foregoing provisions will not limit or otherwise affect the obligations of the Issuer and the other Obligors contained in any First Priority Secured Debt Document or Second Priority Secured Debt Document, as applicable, with respect to any incurrence of additional First Priority Secured Obligations or Second Priority Secured Obligations.

(c) Notwithstanding the foregoing, no Collateral Document may be amended, restated, amended and restated, supplemented or otherwise modified except as permitted under the Secured Debt Documents in relation to each Series of Secured Debt and to the extent such amendment, supplement or modification

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would not contravene any of the terms of any Secured Debt Document or this Agreement. The Refinancing of (i) any Superpriority Secured Obligations shall not give rise to the Discharge of Superpriority Secured Obligations and (ii) any First Priority Secured Obligations shall not give rise to the Discharge of First Priority Secured Obligations, in each case, to the extent such Refinancing complies with the foregoing.

Section 2.05.        Prohibition on Contesting Liens. Each Secured Debt Representative, for itself and on behalf of the Secured Parties under the applicable Secured Debt Documents, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding, or otherwise), the validity, extent, perfection, priority or enforceability of any Liens securing, or the allowability of any claims asserted with respect to, any other Secured Obligations held (or purported to be held) by or on behalf of any Secured Debt Representative or any of the other Secured Parties or other agent or trustee therefor in any Collateral. Notwithstanding the foregoing, no provision in this Agreement shall be construed to prevent or impair the rights of any Superpriority Secured Debt Representative to enforce this Agreement (including the priority of the Liens securing the Superpriority Secured Obligations as provided in Section 2.01) or any of the Superpriority Secured Debt Documents or, following the Discharge of the Superpriority Secured Obligations, the rights of any First Priority Secured Debt Representative to enforce this Agreement (including the priority of the Liens securing the First Priority Secured Obligations as provided in Section 2.01) or any of the First Priority Secured Debt Documents.

Section 2.06.        No Liens Other than the Collateral.

(a)              The parties hereto agree that (i) none of the Obligors shall, nor shall they permit their Subsidiaries to, grant or permit any additional Liens on any asset or property of any Obligor or such Subsidiary to secure any Secured Obligation unless it has granted, or concurrently therewith grants, a Lien on such asset or property of such Obligor or such Subsidiary to secure all of the Secured Obligations, except for (A) a fiduciary transfer (alienação fiduciária) in respect of specific equipment necessary for maintenance of Azul Linhas’ hangar at Viracopos airport and a fiduciary assignment (cessão fiduciária) in respect of the right of use of the hangar at Viracopos airport, in each case, solely for the benefit of the Convertible Debentures for so long as the Convertible Debentures remain outstanding, (B) the Delayed Draw Escrow Account Collateral, solely for the benefit of the Superpriority Notes, (C) the Underlying Convertible Debentures underlying the First Out Consent Fee Exchangeable Notes, solely for the benefit of the First Out Consent Fee Exchangeable Notes (when issued), (D) the Underlying Convertible Debentures underlying the New Second Out Exchangeable Notes, solely for the benefit of the New Second Out Exchangeable Notes (when issued) and (E) the Leases Collateral for the benefit of the Relevant Lessors ((A) through (E), and together with any other collateral permitted (by amendment or separate agreement amongst the Secured Parties, or otherwise) to secure any Series of Secured Debt that is not shared with all other Series of Secured Debt, the “Non-Shared Collateral”); and (ii) if any Collateral Agent, any Representative or any Secured Party shall hold any Lien (including a judgment Lien from a court of competent jurisdiction) on any assets or property of any Obligor or its Subsidiary (other than Non-Shared Collateral) securing any Secured Obligations which assets are not also subject to the Collateral Documents and the Lien of each other Collateral Agent and each other Representative, as applicable, such Collateral Agent, Representative or Secured Party, as applicable, (A) shall notify the Collateral Agents promptly upon becoming aware thereof and, unless such Obligor shall promptly grant a similar Lien on such assets or property to the applicable Collateral Agent as security for the Secured Obligations, shall assign such Lien to the applicable Collateral Agent as security for all Secured Obligations for the benefit of the Secured Parties, or shall act as the Applicable Collateral Representative for the Secured Parties, and (B) until such assignment or such grant of a similar Lien to the applicable Collateral Agent, shall be deemed to also hold and have held such Lien for the ratable benefit of each Representative and the other Secured Parties as security for the Secured Obligations, including as gratuitous bailee for the sole purpose of perfecting the

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Liens of the other Secured Parties in such Collateral, in each case without any representation or warranty of any kind. To the extent that the provisions of the immediately preceding sentence are not complied with for any reason, without limiting any other right or remedy available to any Representative or any other Secured Party, each Representative agrees, for itself and on behalf of the other Secured Parties of the applicable Series of Secured Debt, that any amounts received by or distributed to any Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.06(a) shall be subject to the Post-Default Waterfall (whether or not an Event of Default has occurred and is continuing at such time).

(b)             By entering into this Agreement, each Superpriority Secured Debt Representative (on behalf of the relevant Superpriority Secured Parties), each First Priority Secured Debt Representative (on behalf of the relevant First Priority Secured Parties) and each Second Priority Secured Debt Representative (on behalf of the relevant Second Priority Secured Parties) hereby agrees not to permit their respective Secured Obligations to be secured by any collateral other than the Collateral or, if applicable, any Non-Shared Collateral. Each Obligor shall take such actions and execute such documents in order to ensure that the Collateral securing all Secured Obligations is at all times identical, other than the Non-Shared Collateral.

(c)              It is acknowledged and agreed that (i) the Relevant Leases are secured by the Leases Collateral, (ii) the Leases Collateral does not form part of the Collateral, and (iii) this Agreement shall not give any Secured Party (other than any AerCap Secured Party) any rights in respect of the Leases Collateral. In addition, certain of the Secured Obligations may be secured by Non-Shared Collateral other than the Leases Collateral, and such Non-Shared Collateral does not form part of the Collateral and this Agreement shall not give any Secured Party any rights to such Non-Shared Collateral.

Section 2.07.        Perfection of Liens. None of the Representatives or the Secured Parties shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Collateral for the benefit of the Representatives or the Secured Parties. The provisions of this Agreement are intended solely to govern the respective priorities as between the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties and shall not impose on the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative, the Second Priority Secured Parties or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any applicable law.

Section 2.08.        Certain Cash Collateral. Notwithstanding anything in this Agreement or any other Secured Debt Documents to the contrary, collateral consisting of cash and deposit account balances pledged to secure any Secured Obligations in the nature of an interest reserve, debt service reserve or similar arrangement (which, in each case, shall be limited to a reserve amount of no more than twelve months (or four calendar quarters) of interest or debt service or similar measurement), to any applicable Secured Party, shall be applied as specified by the applicable Secured Debt Document and shall not constitute Collateral.

Section 2.09.        Payment Priority. Each Guarantor agrees, and the Secured Parties by their acceptance of the Secured Debt Documents (whether upon the “closing date” thereof or upon transfer or assignment) likewise covenant and agree, notwithstanding anything to the contrary contained in any of the Secured Debt Documents, and whether or not any Insolvency or Liquidation Proceeding shall have been commenced by or against the Issuer, any Guarantor or any other Obligor, that, until the Discharge of Superpriority Secured Obligations, (a) the payment of, or in respect of, any and all of the Secured Obligations from any such Guarantor shall be made in accordance with the Applicable Waterfall and (b) any Collateral or proceeds thereof received by any Secured Party (i) shall be delivered to the Applicable Collateral Representative to be held as Collateral for, or applied to, the Secured Obligations in accordance with this Agreement and (ii) in connection with the exercise of any right or remedy (including the right of

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setoff) relating to the Collateral or otherwise in violation of this Agreement, shall be segregated and held in trust and shall be paid over to a Collateral Agent for the benefit of the Secured Parties in accordance with the provisions of this Agreement in the same form as received; provided, that the foregoing shall not apply to (a) any proceeds received by any Secured Party as a result of any voluntary or involuntary bankruptcy case or proceeding of the Parent Guarantor or any of its Subsidiaries (i) that are not proceeds of Collateral, or (ii) that constitute Plan Distributions, (b) any Interest Protection Payments and (c) at any time prior to a Remedies Direction, any amounts that the Obligors pay in respect of amounts due and payable under the AerCap Secured Obligations other than through the Payment Waterfalls. Without limiting the generality of the foregoing, each Obligor and the Secured Parties further covenant and agree that except as otherwise expressly set forth in Article 6 (including Section 6.03), any payment that is received by a Secured Party in contravention of the foregoing shall be held in trust for the Secured Parties and promptly paid or delivered (with any necessary endorsement) directly to the applicable Collateral Agent for application in accordance with the Applicable Waterfall. Each Superpriority Secured Party, whether such Superpriority Secured Obligations are now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have acquired Superpriority Secured Obligations in reliance upon the provisions contained in this Agreement.

Section 2.10.        Restriction on Payments. Notwithstanding anything to the contrary contained in any of the Secured Debt Documents, each Guarantor or any trustee appointed therefor hereby agrees that it will not (including in any Insolvency or Liquidation Proceeding) make, and each Secured Party hereby agrees that it will not (including in any Insolvency or Liquidation Proceeding) take, accept or otherwise receive, directly or indirectly, any payment on account of or with respect to the Secured Obligations other than in accordance with Section 2.09.

Article 3
ENFORCEMENT

Section 3.01.        Exercise of Remedies.

(a)              No holder or representative of Secured Debt will have the right to take any enforcement action with respect to the Collateral. The Collateral is vested in and held by the applicable Collateral Agent or Applicable Collateral Representative (if applicable) for the benefit of the Secured Parties and only the Collateral Agents (or Applicable Collateral Representative), acting pursuant to an Act of Controlling Creditors, has the right to take actions (and exercise rights, remedies and options) with respect to the Collateral. Each Secured Party acting through its Secured Debt Representative agrees that it will have recourse to the Collateral only through the applicable Collateral Agent or the Applicable Collateral Representatives acting at the direction of the Controlling Creditors, that it shall have no right individually to realize upon any of the Collateral, it being understood and agreed that all powers, rights, and remedies hereunder may be exercised solely by the applicable Collateral Agent, acting at the direction of the Controlling Creditors, on behalf of the Secured Parties and all powers, rights, and remedies under the Secured Debt Documents may be exercised solely by the applicable Collateral Agent, acting at the direction of the Controlling Creditors, in each case to the extent permitted by applicable law and in accordance with the terms hereof and the other Secured Debt Documents.

(b)             Upon the occurrence and during the continuance of any Event of Default under any Secured Debt Document (which, in the case of the AerCap Secured Obligations, shall be limited to events of default relating to payment defaults), and subject in all respects to the terms of this Agreement, the Collateral Documents and the Secured Debt Documents, including the ability to cure such Event of Default under the Secured Debt Documents, (x) the Representative of any Series of Secured Debt as to which an Event of Default has occurred and is continuing may notify the Collateral Agents thereof and instruct the Collateral Agents to exercise Cash Control and (y) the Controlling Creditors under this Agreement shall be permitted

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and authorized to direct the Collateral Agents in writing to take such actions (and to exercise any and all rights, remedies and options) as such Controlling Creditors may deem appropriate or desirable to take under this Agreement and the relevant Secured Debt Documents (including the Collateral Documents), or under applicable laws, or, so long as some or all of the Secured Obligations are then due and payable, to foreclose on the Liens and exercise the right of such Collateral Agent to sell the Collateral or any part thereof (or accept a deed in lieu of foreclosure) and sell, lease or otherwise realize upon the Collateral mortgaged, pledged or assigned to such Collateral Agent under and in accordance with the relevant Collateral Documents (any such written request described in (x) or (y) above that specifies the requested action or actions to be taken and the respective terms related to said actions, in accordance with the Secured Debt Documents and delivered to the Applicable Collateral Representative, a “Remedies Direction”). Each Collateral Agent shall deliver a copy of each Remedies Direction received by such Collateral Agent to each Representative.

If any Applicable Collateral Representative is directed by a Remedies Direction to (a) foreclose upon the assets and properties of any Grantor, (b) otherwise exercise remedies to acquire or transfer (or to cause any assignee or designee to acquire or transfer) ownership of the Issuer or the assets and properties of the Grantors, by assignment in lieu of foreclosure or otherwise or (c) otherwise exercise rights and remedies under the Collateral Documents following an Event of Default under any of the Secured Debt Documents (which, in the case of the AerCap Secured Obligations, shall be limited to events of default relating to payment defaults) (a “Remedies Action”), the relevant Applicable Collateral Representative shall notify the Trustee, the other Secured Debt Representatives and the Issuer in writing of such direction. Any action (including any Remedies Action) which has been requested pursuant to a Remedies Direction may be modified, supplemented, terminated and/or countermanded if the Applicable Collateral Representative shall have received either (i) a revocation notice from the Controlling Creditors or (ii) a notice from the Controlling Creditors which contains different or supplemental directions with respect to such action, in each case, delivered to the Applicable Collateral Representative (with a copy to the Obligors) by the Controlling Creditors. For the avoidance of doubt, other than suspension or termination, which are governed by the terms “Azul Brand Suspension Event” and “Azul Brand Termination Event,” the Controlling Creditors may not instruct a Collateral Agent to take any Remedies Action related to the Azul Brand Licenses unless and until (x) if the relevant Event of Default is continuing during a time when Azul Linhas is subject to a proceeding under chapter 11 of the Bankruptcy Code, there is a Brand Case Milestones Termination Event and (y) in the case of any other Event of Default, such Event of Default has been continuing for 60 days. It is also acknowledged and agreed by each party hereto on behalf of itself and the Secured Parties for which it acts as Representative (if applicable), as contemplated by the definition of “Specified Rights,” that the IP License Fee may be waived or amended by the Controlling Creditors (as defined under clause (a) or (b) thereof) (a)with respect to a given calendar quarter so long as all accrued interest on Secured Debt that was due and payable in such calendar quarter shall have been paid in cash as and when due and (b) at any time two years or more after the IP License Fee first begins to accrue, if in the case of this clause (b) such waiver or amendment is reasonably necessary to preserve the value of the Collateral and the rights and remedies of the Obligors and the Secured Parties therein.

(c)              At the direction of the Controlling Creditors pursuant to an Act of Controlling Creditors, the applicable Collateral Agent shall, subject to the terms hereof, (i) seek to enforce the Collateral Documents, (ii) with respect to an Act of Controlling Creditors that is also a Remedies Direction, realize upon the Collateral, or (iii) in the case of an Insolvency or Liquidation Proceeding (which is an Event of Default under any Secured Debt Document in respect of any Grantor), seek to enforce the claims of the Secured Parties under the Secured Debt Documents in respect thereof.

(d)             Notwithstanding any provision of this Agreement to the contrary, the requisite number of Secured Parties or amount of the relevant Series of Secured Debt specified in any particular Secured Debt Document may, at any time after the occurrence and during the continuance of an Event of Default under

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such Secured Debt Document, accelerate the Secured Obligations thereunder in accordance with the terms thereof, and no Remedies Direction or instruction by the Controlling Creditors will be required to be taken or delivered in respect of such Event of Default prior to such requisite number of Secured Parties (or amount of the relevant series of Secured Debt) taking such action. If any Secured Obligations are accelerated in accordance with the terms of the applicable Secured Debt Documents, then the Secured Debt Representative with respect to such Series of Secured Debt shall deliver to each other Secured Debt Representative within two (2) Business Days of receipt of such direction or of such determination, as the case may be, a written notice to that effect. Notwithstanding any provision to the contrary in this Agreement, the requisite number of Secured Parties specified in any Secured Debt Document may at any time after the occurrence and during the continuance of any Event of Default under such Secured Debt Document waive such Event of Default.

(e)              Until the Discharge of Superpriority Secured Obligations has occurred, the Applicable Collateral Representatives shall take instruction at all times only from the Controlling Creditors. Each of the First Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party under the First Priority Secured Debt Documents, and the Second Priority Secured Debt Representative, for itself and on behalf of each Second Priority Secured Party under the Second Priority Secured Debt Documents, agrees not to (x) other than with respect to Specified Rights, (i) exercise or seek to exercise any rights or remedies with respect to any of the Collateral, or instruct any Representative to do so or (ii) institute any action or proceeding with respect to such rights or remedies or (y) take or receive any Collateral or any proceeds of any Collateral in contravention of the priorities of this Agreement; provided, that clause (x) shall apply to the holders of First Priority Secured Obligations only until the Majority First Priority Collateral Enforcement Date, but shall apply to the holders of Second Priority Secured Obligations at all times. Notwithstanding the foregoing, (1) in any insolvency or liquidation proceeding commenced by or against the Issuer or any other Obligor, the Representatives and Holders of the First Priority Secured Obligations and the Representatives and Holders of the Second Priority Secured Obligations may file a claim, proof of claim, or statement of interest with respect to the First Priority Secured Obligations and the Second Priority Secured Obligations, respectively, (2) the Representatives and Holders of the First Priority Secured Obligations and Representatives and Holders of the Second Priority Secured Obligations may take any action (not adverse to the priority provided in this Agreement) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and the perfection and priority of its Lien on, the Collateral, (3) any First Priority Secured Party and any Second Priority Secured Party may seek adequate protection to the extent provided in this Agreement and may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims or Liens of the First Priority Secured Parties or of the Second Priority Secured Parties or the avoidance of any Lien in respect of the First Priority Secured Obligations or of the Second Priority Secured Obligations to the extent not inconsistent with the terms of this Agreement, (4) the First Priority Secured Parties and the Second Priority Secured Parties may vote on any plan of reorganization, compromise or arrangement, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding of the Issuer or any Guarantor that conforms to the terms and conditions of this Agreement, (5) the Majority Total Debtholders may protect, defend and enforce or exercise the Specified Rights and (6) from and after the Majority First Priority Collateral Enforcement Date, a Representative acting at the instructions of the Required First Priority Debtholders may exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Collateral in respect of the First Priority Secured Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure) ((1) through (6) collectively, the “Permitted Actions”).

(f)              The Collateral Agents, acting only at the instruction of the Controlling Creditors, shall have the exclusive right to exercise any right or remedy with respect to the Collateral, and to direct the time, method and place of exercising or conducting any proceeding for the exercise of any right or remedy available to the Secured Parties with respect to the Collateral, or of exercising or directing the exercise of

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any trust or power conferred on the Representatives or Secured Parties, or for the taking of any other action authorized by the Collateral Documents.

Section 3.02.        Cooperation. Other than Permitted Actions, the First Priority Secured Debt Representatives and the Second Priority Secured Debt Representatives, each on behalf of itself and each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and Second Priority Secured Debt Documents, respectively, agrees that, unless and until the Discharge of Superpriority Secured Obligations has occurred, it will not commence, or join with any Person (other than the Superpriority Secured Parties and the Superpriority Secured Debt Representatives upon the request of the Controlling Creditors) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it in the Collateral under any of the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, as applicable.

Section 3.03.        Actions upon Breach. Should the First Priority Secured Debt Representative or any First Priority Secured Party, or the Second Priority Secured Debt Representative or any Second Priority Secured Party, contrary to this Agreement, in any way take, attempt to take or threaten to take any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or fail to take any action required by this Agreement, the Superpriority Secured Debt Representative or any Superpriority Secured Party (in its or their own name or in the name of the Issuer or any other Obligor) or the Issuer may obtain relief against the First Priority Secured Debt Representative or such First Priority Secured Party, or the Second Priority Secured Debt Representative or such Second Priority Secured Party, as applicable, by injunction, specific performance or other appropriate equitable relief. The First Priority Secured Debt Representative and the Second Priority Secured Debt Representative, each on behalf of itself and each First Priority Secured Party and Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, respectively, hereby (i) agrees that the Superpriority Secured Parties’ damages from the actions of the First Priority Secured Debt Representative or any First Priority Secured Party, or the Second Priority Secured Debt Representative or any Second Priority Secured Party, as applicable, may at that time be difficult to ascertain and may be irreparable and waives any defense that the Issuer, any other Obligor or the Superpriority Secured Parties cannot demonstrate damage or be made whole by the awarding of damages and (ii) irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any Superpriority Secured Debt Representative or any other Superpriority Secured Party or the Issuer.

Article 4
ACCOUNTS AND PAYMENTS

Section 4.01.        Application Of Proceeds. So long as the Discharge of Superpriority Secured Obligations has not occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, (i) the Collateral or proceeds thereof received in connection with the disposition of, or collection on, such Collateral (including any amounts transferred from the Collection Account pursuant to a Remedies Direction) or at the direction of any Representative pursuant to the terms of the relevant Collateral Document upon the exercise of remedies after the occurrence and during the continuance of an Event of Default under any Secured Debt Document, and (ii) any Collateral, proceeds thereof, or distribution in respect of any Collateral in any Insolvency or Liquidation Proceeding (other than any Plan Distribution and any Interest Protection Payments), in each case, shall be applied by the Account Bank at the instruction of the applicable Collateral Agent to the Secured Obligations in such order as specified in the Applicable Waterfall, provided that the applicable Collateral Agent shall act only at the instruction of the Controlling Creditors.

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Section 4.02.        Instructions to Account Banks and Calculations.

(a)           Actions of the Collateral Agents. The Brazilian Collateral Agent is hereby instructed to and agrees to (unless subsequently instructed by the Controlling Creditors to the contrary): (a) execute and deliver control agreements with respect to the Collection Accounts, the BRL Payment Account, the BRL Blocked Account and the BRL Collateral Account, (b) deliver instructions to the Account Bank holding the Collection Accounts from time to time to (i) convert funds into different currencies from time to time (at the Currency Conversion Rate) between the Controlled Accounts where required to satisfy the Secured Obligations, including (A) on each Allocation Date and (B) following a Remedies Direction, two business days before each Post-Default Distribution Date as set forth in Section 4.04 below, (ii) release funds to the Freeflow Account when expressly permitted by this Agreement and the Collateral Documents as certified by the Parent Guarantor when the Quarterly Freeflow Threshold is satisfied and the Quarterly Freeflow Date has occurred pursuant to Section 4.02(c) below, (iii) distribute funds in the Collection Accounts to the Payment Accounts on each Distribution Date (as described in Section 4.03(a) below) or the Collateral Accounts (on each Post-Default Distribution Date, as described in Section 4.04 below), based upon the USD Pro Rata Share and the BRL Pro Rata Share, (A) prior to a Remedies Direction as notified to the Brazilian Collateral Agent by the Parent Guarantor (and set forth in each Allocation Date Statement) and (B) after a Remedies Direction, as calculated by the Brazilian Collateral Agent, and (iv) distribute amounts in the BRL Payment Account in accordance with the BRL Payment Waterfall on each Distribution Date, (c) upon a notice of Cash Control, instruct the Account Bank holding the Collection Accounts to transfer amounts therein to the BRL Collateral Account and to retain such amounts therein until such time as the Controlling Creditors (as determined in accordance with clause (a) or (b) of the definition thereof) shall provide other instructions in accordance with this Agreement, and (d) instruct the Account Bank holding the BRL Collateral Account to distribute funds therein according to the Post-Default Waterfall from time to time on each Post-Default Distribution Date and (e) take any other measure and/or as directed by the parties hereto, in the case of each of the foregoing (a) through (e), pursuant to the terms of this Agreement. The U.S. Collateral Agent agrees to (a) execute and deliver control agreements with respect to the USD Payment Account, the USD Blocked Account and the USD Collateral Account, (b) deliver instructions to the Account Bank holding the USD Payment Account from time to time in accordance with the USD Payment Waterfall, and (c) instruct the Account Bank holding the USD Collateral Account to distribute funds therein according to the USD Post-Default Waterfall from time to time, in each case pursuant to the terms of this Agreement.

(b)             Instructions to the Collateral Agents Regarding Accounts. Each Collateral Agent shall take the actions described in this Section 4.02, (x) so long as no Representative has delivered a notice of Event of Default, (i) in the case of any Quarterly Freeflow Date, upon receipt of a certificate of an Obligor stating that the Quarterly Freeflow Date has occurred (and after confirming the existence of funds in the Collection Accounts equivalent to the Quarterly Freeflow Threshold based on the relevant bank account statements provided to the Brazilian Collateral Agent in such Officer’s Certificate), (ii) in the case of any Allocation Date, upon receipt of an Allocation Date Statement from an Obligor and (iii) upon each Distribution Date, (y) after the delivery of any notice of Event of Default from any Representative instructing the exercise of Cash Control, upon receipt of such instruction and (z) after delivery of a Remedies Direction instructing the application of amounts in the Collection Accounts and the Collateral Accounts pursuant to the Post-Default Waterfalls, on each Post-Default Distribution Date. Each Collateral Agent shall be entitled to rely on the instructions and information provided by such Persons in taking any such actions.

(c)              Quarterly Freeflow. In respect of any Quarterly Reporting Period, (i) until the Quarterly Freeflow Date, any and all amounts deposited into the Collection Accounts shall remain on deposit in the relevant Collection Account, and (ii) with effect from the Quarterly Freeflow Date to the first Business Day of the next Quarterly Reporting Period, amounts in the Collection Accounts in excess of the Quarterly

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Freeflow Threshold shall be transferred daily into the Freeflow Accounts by the Account Bank acting upon the instruction (which may be a standing instruction for such Quarterly Reporting Period) of the Brazilian Collateral Agent), and the terms of the relevant Collateral Documents will provide accordingly. The Brazilian Collateral Agent shall be notified by the Parent Guarantor when the Quarterly Freeflow Date occurs (based on the relevant bank account statements provided to the Brazilian Collateral Agent in an Officer’s Certificate) and shall notify the Obligors and the Account Banks holding the Collection Accounts within one Business Day after the occurrence of the Quarterly Freeflow Date. For the avoidance of doubt, pursuant to the definition of Quarterly Freeflow Date, if the aggregate balance on deposit in the Blocked Accounts and the Collection Accounts on the first Business Day in that Quarterly Reporting Period is equal to or greater than the applicable Quarterly Freeflow Threshold (in each case as demonstrated by the relevant bank account statements provided to the Brazilian Collateral Agent in an Officer’s Certificate), then the Quarterly Freeflow Date shall be the date that is the first Business Day in that Quarterly Reporting Period, which means that amounts in the Collection Accounts during such Quarterly Reporting Period in excess of the Quarterly Freeflow Threshold shall be transferred daily into the Freeflow Accounts with effect from the first Business Day in that Quarterly Reporting Period by, or at the direction (which may be a standing direction) of, the Brazilian Collateral Agent.

(d)             Distribution of Allocation Date Statements. The Brazilian Collateral Agent shall distribute to each Representative each Allocation Date Statement received by the Brazilian Collateral Agent delivered by the Parent Guarantor or the Issuer, promptly upon receipt thereof. In the event that any Representative disagrees with any Allocation Date Statement, such Representative shall inform the Collateral Agents and the Obligors in writing of such disagreement. The parties shall endeavor in good faith to resolve any alleged discrepancy.

(e)              Solicitation of Information from Representatives. Following a Remedies Direction instructing the application of amounts in Collection Accounts and Collateral Accounts pursuant to the Post-Default Waterfall, the Brazilian Collateral Agent shall request from each Representative, and each Representative shall deliver to the Brazilian Collateral Agent, not less frequently than every month, an accounting of the amount of the principal, accrued interest and other Secured Obligations under the applicable Secured Debt Document. The responses of such Representatives shall be conclusive and binding absent manifest error. The Brazilian Collateral Agent shall rely on such information to calculate the USD Pro Rata Share, the BRL Pro Rata Share and the amounts payable under the Post-Default Waterfalls, and shall instruct the Account Banks to make allocations to the USD Collateral Account and the BRL Collateral Account in accordance therewith.

(f)              Voluntary Contributions. The Obligors may or may cause any of their subsidiaries (with written notice to the Account Bank and the Applicable Collateral Representatives) to deposit amounts into any Collection Account from time to time prior to a Distribution Date. Any amounts so deposited into any Collection Account that are not required to be paid into a Collection Account pursuant to the terms of any Secured Debt Document are referred to in this Agreement as “Voluntary Contributions.”

(g)             At any time prior to a Remedies Direction or notice of Cash Control, the Obligors shall be entitled to instruct the Brazilian Collateral Agent to transfer any amounts in any Collection Account into the USD Blocked Account and the Obligors shall be permitted to maintain balances in the USD Blocked Account including, without limitation, for the purposes of the determining whether the Quarterly Freeflow Date has occurred as contemplated by the definition of Quarterly Freeflow Date.

Section 4.03.        Payment Waterfalls.

(a)              Payment Waterfalls Generally. So long as any Series of BRL First Priority Secured Debt is outstanding (i) on each Allocation Date, an Obligor shall deliver to the Brazilian Collateral Agent an

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Allocation Date Statement, (ii) the Brazilian Collateral Agent shall distribute such Allocation Date Statement delivered by the Parent Guarantor to each Representative in accordance with Section 4.02(d) (and any Representative shall be entitled to advise if it believes there is an inaccuracy in the Allocation Date Statement, and the Parent Guarantor shall work with such Representative to resolve any discrepancy), (iii) in the event that there are insufficient funds in the Collection Accounts to pay the USD Required Payments and the BRL Required Payments, the Obligors shall be required to make voluntary contributions in an amount sufficient to fund the Collection Accounts with sufficient funds (“Sufficient Funds”) to pay the USD Required Payments and the BRL Required Payments, (iv) provided there are Sufficient Funds in the Collection Accounts in respect of a Distribution Date, on such Distribution Date, funds in the Collection Accounts sufficient to pay the USD Required Payments under all Series of USD Secured Debt (based upon instructions in the Allocation Date Statement furnished to it on the related Allocation Date by the Issuer) shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent to the USD Payment Account, and (v) after distributing the USD Required Payments to the USD Payment Account, the remaining funds in the Collection Accounts, which the Parent Guarantor covenants shall not be less than the amount sufficient to pay the BRL Required Payments under all Series of BRL First Priority Secured Debt (based upon instructions in the Allocation Date Statement furnished to it in the related Allocation Date Statement by the Issuer) shall be transferred to the BRL Payment Account.

(b)             Payment Waterfall Insufficiency. In the event that Sufficient Funds are not available in the Collection Accounts on a Distribution Date, then, on such Distribution Date, the Brazilian Collateral Agent is hereby instructed to instruct the relevant Account Bank that (a) the USD Pro Rata Share (as calculated by the Parent Guarantor in the most recent Allocation Date Statement) of the funds in the Collection Accounts shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent (unless the Brazilian Collateral Agent has received an Act of Controlling Creditors to the contrary) to the USD Payment Account, and (b) thereafter, the BRL Pro Rata Share (as calculated by the Parent Guarantor in the most recent Allocation Date Statement) of the funds in the Collection Accounts shall be transferred to the BRL Payment Account.

(c)              Payment Waterfalls General; Taxes. The amount to be distributed by the Account Bank under the direction of the Brazilian Collateral Agent to the USD Payment Account and amounts distributable by the Brazilian Collateral Agent in respect of the AerCap Secured Obligations will first be converted into U.S. dollars at the Currency Conversion Rate. Each calculation on each Allocation Date and each payment of the USD Required Payments under all Series of Secured Debt to the USD Payment Account shall be accompanied by, made free and clear of, and without withholding or deduction for or on account of, any Taxes imposed or levied by or on behalf of Brazil, Cayman Islands, any other jurisdiction in which the relevant Obligor (or any of its successors) is organized or resident for Tax purposes, or any political subdivision or taxing authority thereof or therein on any payment of or with respect to the USD Required Payments under all Series of Secured Debt to the USD Payment Account. In the event that any such withholding or deduction is so required, the relevant Obligor shall pay, (i) with respect to each payment of the USD Required Payments under all Series of Secured Debt to the USD Payment Account, such additional amounts as may be necessary to ensure that the net amounts receivable in the USD Payment Account, after such withholding or deduction shall equal the respective amounts of the USD Required Payments which would have been receivable in the absence of such withholding or deduction and (ii) with respect to each payment of the AerCap Secured Obligations, such additional amounts as may be necessary to ensure that the net amounts on deposit in the BRL Payment Account, after such withholding or deduction shall equal the respective amounts payable in respect of the AerCap Secured Obligations which would have been receivable in the absence of such withholding or deduction.

(d)             USD Payment Waterfall. Amounts transferred to the USD Payment Account (including amounts transferred from the Collection Accounts) shall be distributed by the U.S. Collateral Agent in the following order of priority (the “USD Payment Waterfall”):

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(1)             first, (x) ratably to the Representatives of each Series of Secured Debt (including any successor manager hired pursuant to an Act of Controlling Creditors following a termination or resignation of Azul Linhas as the IP Manager), fees, costs, expenses, reimbursements and indemnification amounts due and payable to such Persons in U.S. dollars pursuant to the terms of the applicable Secured Debt Documents that has been invoiced to an Obligor at least two Business Days prior to the related Allocation Date and then (y) ratably for the fees, expenses and other amounts due and owing to any Independent Director of an IP Party (to the extent not otherwise paid);

(2)             second, to the holders of, or ratably to the Representatives of the holders of, as applicable, Superpriority Secured Debt, (A) an amount equal to the interest payable under such Superpriority Secured Debt with respect to such Distribution Date and (B) if applicable, any premium, including any make-whole premium or equivalent, pursuant to the applicable Superpriority Secured Debt Documents;

(3)             third, ratably to the holders of, or the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to the principal amount of such Superpriority Secured Debt that is then due and payable;

(4)             fourth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt (including the New First Out Notes), (A) an amount equal to the interest payable under such Series of USD First Priority Secured Debt with respect to such Distribution Date and (B) with respect to the New First Out Notes, if applicable, any premium including any Make-Whole Premium (as defined in the New First Out Notes Indenture) or equivalent, pursuant to the applicable First Priority Secured Debt Documents;

(5)             fifth, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt (including the New First Out Notes), an amount equal to the principal amount of such Series of USD First Priority Secured Debt (including the New First Out Notes) that is then due and payable;

(6)             sixth, if any Series of USD Secured Debt is then entitled to an excess cash flow sweep, to pay such amounts then due;

(7)             seventh, to the holders of, or ratably to the Representative of the holders of, as applicable, each Series of Second Priority Secured Debt (including the New Second Out Notes), ratably, (A) an amount equal to the interest payable under such Series of Second Priority Secured Debt with respect to such Distribution Date and (B) with respect to any Second Priority Secured Debt, to the extent applicable, any premium, including a make-whole premium or equivalent, pursuant to the applicable Second Priority Secured Debt Documents;

(8)             eighth, ratably to the holders of, or the Representatives of the holders of (as applicable), each Series of Second Priority Secured Debt (including the New Second Out Notes), an amount equal to the principal amount of such Series of Second Priority Secured Debt (including the New Second Out Notes) that is then due and payable;

(9)             ninth, ratably to the Trustee and each Collateral Agent, and then to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of USD Secured Debt due and payable to such Person on such Distribution Date to the extent not paid above; and

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(10)          tenth, to or at the direction of the Issuer, which may be distributed directly or indirectly to the Parent Guarantor without any restriction.

(e)              BRL Payment Waterfall. Amounts transferred to the BRL Payment Account (including amounts transferred from the Collection Accounts) shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent in the following order of priority (with any amounts payable in respect of the AerCap Secured Obligations first converted to U.S. dollars at the Currency Conversion Rate) (the “BRL Payment Waterfall” and, together with the USD Payment Waterfall, the “Payment Waterfalls”):

(1)             first, ratably to the Representatives of each Series of Secured Debt, fees, costs, expenses, reimbursements and indemnification amounts due and payable to such Persons in Brazilian reais pursuant to the terms of the applicable Secured Debt Documents that has been invoiced to an Obligor at least two Business Days prior to the related Allocation Date;

(2)             second, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to (i) the interest payable under such Series of BRL First Priority Secured Debt with respect to such Distribution Date and (ii) in the case of the AerCap Secured Obligations, any Waterfall AerCap Payment;

(3)             third, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to the principal amount of such Series of BRL First Priority Secured Debt that is then due and payable;

(4)             fourth, if any Series of BRL First Priority Secured Debt is then entitled to an excess cash flow sweep, to pay such amounts then due;

(5)             fifth, ratably to the Trustee and each Collateral Agent, and then to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of BRL First Priority Secured Debt due and payable to such Person on such Distribution Date to the extent not paid above; and

(6)             sixth, to or at the direction of the Issuer, which may be distributed directly or indirectly to the Parent Guarantor without any restriction.

(f)              At such time as no Series of BRL First Priority Secured Debt (including Waterfall AerCap Payments) is outstanding, so long as no Remedies Direction has been delivered, amounts transferred from the Collection Accounts pursuant to an Allocation Date Statement shall be applied pursuant to the USD Payment Waterfall.

Section 4.04.        Post-Default Waterfalls. Following a Remedies Direction, the Account Banks acting upon the instruction (which may be a standing instruction) of the applicable Collateral Agent (which is hereby instructed to deliver such instruction upon receipt of a Remedies Direction), will cause (x) amounts in the Collection Accounts to be transferred daily to the BRL Collateral Account, (y) amounts in the BRL Blocked Account to be transferred to the BRL Collateral Account, and (z) amounts in the USD Blocked Account to be transferred into the USD Collateral Account in an amount equal to the USD Pro Rata Share and into the BRL Collateral Account in an amount equal to the BRL Pro Rata Share of the amounts so transferred; and in the case of clauses (y) and (z), no further payments shall be made into the Blocked Accounts. Any proceeds of a Remedies Action, and any proceeds from the enforcement of guarantees in respect of any Series of Secured Debt (including guarantees of the New First Out Notes), will also be deposited to the BRL Collateral Account; provided that if any such proceeds are received in U.S. dollars they may be deposited to the USD Collateral Account pending allocation in accordance with the

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USD Pro Rata Share and the BRL Pro Rata Share to the Secured Obligations pursuant to the following paragraphs).

(a)              Allocation of USD Pro Rata Share and BRL Pro Rata Share. On a weekly basis (or more frequently if elected by the Controlling Creditors in a Remedies Direction) (each such date a “Post-Default Distribution Date”), the Brazilian Collateral Agent (based upon information provided by each Representative to the Brazilian Collateral Agent from time to time as the Brazilian Collateral Agent may request or as provided in this Agreement) shall calculate the USD Pro Rata Share and the BRL Pro Rata Share and shall instruct the applicable Account Bank to (a) transfer to the USD Collateral Account, the USD Pro Rata Share of the amounts in the BRL Collateral Account and (b) apply the BRL Pro Rata Share in accordance with the BRL Post-Default Waterfall below. The amount to be distributed from the BRL Collateral Account to the USD Collateral Account will first be converted into U.S. dollars at the Currency Conversion Rate.

(b)             USD Post-Default Waterfall. Amounts transferred to the USD Collateral Account pursuant to the foregoing shall be applied as follows (the “USD Post-Default Waterfall”):

(1)             first, (x) ratably to the Representatives of each Series of Secured Debt and each Collateral Agent, fees, costs, expenses, reimbursements and indemnification amounts due and payable in U.S. dollars to such Persons pursuant to the terms of the applicable Secured Debt Documents and then (y) ratably for the fees, expenses and other amounts due and owing to any Independent Director of any IP Party (to the extent not otherwise paid);

(2)             second, to the holders of, or ratably to the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to (A) the interest then accrued and not paid for such Superpriority Secured Debt, and (B) if applicable, any premium, including any make-whole premium or equivalent, pursuant to the applicable Superpriority Secured Debt Documents;

(3)             third, to the holders of, or ratably to the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to the principal amount of the Superpriority Secured Debt that is then outstanding, whether or not due and payable;

(4)             fourth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt, an amount equal to (A) the interest then accrued and not paid for such Series of USD First Priority Secured Debt, and (B) any premium including any Make-Whole Premium (as defined in the New First Out Notes Indenture) or equivalent pursuant to the applicable First Priority Secured Debt Documents;

(5)             fifth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt, an amount equal to the principal amount of such Series of USD First Priority Secured Debt that is then outstanding, whether or not due and payable;

(6)             sixth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of Second Priority Secured Debt, an amount equal to (A) the interest then accrued and not paid for such Series of Second Priority Secured Debt, and (B) any premium, including a make-whole premium or equivalent, pursuant to the applicable Second Priority Secured Debt Documents;

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(7)             seventh, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of Second Priority Secured Debt, an amount equal to the principal amount of such Series of Second Priority Secured Debt that is then outstanding, whether or not due and payable;

(8)             eighth, to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of USD Secured Debt due and payable to such Person on such Post-Default Distribution Date to the extent not paid above; and

(9)             ninth, to the USD Collateral Account.

(c)              BRL Post-Default Waterfall. The BRL Pro Rata Share of amounts in the BRL Collateral Account on each Post-Default Distribution Date pursuant to the foregoing shall be applied as follows (with any amounts payable in respect of the AerCap Secured Obligations first converted to U.S. dollars at the Currency Conversion Rate) (the “BRL Post-Default Waterfall” and, together with the USD Post-Default Waterfall, the “Post-Default Waterfalls”):

(1)             first, ratably to the Representatives of each Series of Secured Debt and each Collateral Agent, fees, costs, expenses, reimbursements and indemnification amounts due and payable in Brazilian reais to such Persons pursuant to the terms of the applicable Secured Debt Documents;

(2)             second, ratably to the holders of, or Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, and subject to Section 4.05(c), an amount equal to (i) the interest then accrued and not paid for such Series of BRL First Priority Secured Debt; (ii) any premium or other obligations, if any, that is then due and payable with respect to such Series of BRL First Priority Secured Debt; and (iii) in the case of the AerCap Secured Obligations, any Waterfall AerCap Payment;

(3)             third, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to the principal amount of such Series of BRL First Priority Secured Debt that is then outstanding (including in the case of the AerCap Secured Obligations, the AerCap Secured Obligations that are then outstanding in excess of the then-due and payable Waterfall AerCap Payment, up to the then-applicable AerCap Secured Obligations Cap), whether or not due and payable;

(4)             fourth, to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of BRL First Priority Secured Debt due and payable to such Person on such Post-Default Distribution Date to the extent not paid above; and

(5)             fifth, to the USD Collateral Account.

(d)             At such time as no Series of BRL First Priority Secured Debt is outstanding, if a Remedies Direction has been delivered and is in effect, amounts transferred from the Collection Accounts on each Post-Default Distribution Date shall be applied pursuant to the USD Post-Default Waterfall. At such time as no Series of USD Secured Debt is outstanding, if a Remedies Direction has been delivered and is in effect, amounts transferred from the Collection Accounts on each Post-Default Distribution Date shall be applied pursuant to the BRL Post-Default Waterfall.

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(e)              The Collateral Agents and the Issuer shall be permitted to amend the Payment Waterfalls, the Collateral Accounts, the Blocked Accounts, the Payment Accounts and the definitions of BRL Pro Rata Share and USD Pro Rata Share in a manner that is not adverse to any Series of Secured Debt to facilitate the administration of the Payment Waterfalls (including if any Secured Obligations are payable in a currency other than U.S. dollars or Brazilian reais), or cure any defects, upon delivery to the Collateral Agents of an Officer’s Certificate stating that such amendment is not adverse to any Series of Secured Debt.

(f)              For the avoidance of doubt, to the extent amounts in the Payment Accounts with respect to any Distribution Date or in the Collateral Accounts following a Remedies Direction are insufficient to pay amounts due under any Secured Debt Documents due on such date, the Obligors shall be permitted to pay such amounts into the Payment Accounts or the Collateral Accounts, as applicable, at or prior to the relevant Distribution Date, and the Obligors shall remain obligated to discharge its payment obligations under the Secured Debt Documents in accordance with the terms thereof.

Section 4.05.        AerCap Payments Special Provisions.

(a)              Notwithstanding any other provision herein and of the Transaction Documents, the parties hereto hereby expressly consent and agree that:

(i)	subject to paragraph (ii) below, the Obligors shall be entitled, at their option, to pay and accordingly discharge (1) any amounts outstanding under the AerCap Secured Obligations otherwise than through the Payment Waterfalls and (2) any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls and the Post-Default Waterfalls; provided, that the Obligors shall be prohibited from exercising any option pursuant to this paragraph (i) for long as Section 4.05(a)(ii) below applies;
(ii)	the Obligors shall be required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls and the Post-Default Waterfalls (as applicable) (1) at the request of the AerCap Representative (which request may be revoked at any time by the AerCap Representative and is exercisable more than once), and (2) automatically upon a Remedies Direction and for so long as the applicable Remedies Direction has effect and has not been revoked pursuant to a revocation notice from the Controlling Creditors in accordance with Section 3.01(b).

(b)             If the relevant Obligor elects or is required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls or the Post-Default Waterfalls (each such payment that is due and payable, a “Waterfall AerCap Payment”), then for the purposes of determining when a Distribution Date will occur, the scheduled payment date for such Waterfall AerCap Payment under the AerCap Secured Obligations shall be deemed to be a Distribution Date.

(c)              The AerCap Secured Obligations shall be deemed to be a Series of BRL First Priority Secured Debt solely because such AerCap Secured Obligations are obligations of Azul Linhas which are required to be paid, if applicable, through the BRL Payment Account or the BRL Collateral Account. Amounts in the BRL Payment Account shall be paid towards the AerCap Secured Obligations by measuring the Waterfall AerCap Payment at the Currency Conversion Rate and amounts in the BRL Collateral Account shall be paid towards the AerCap Secured Obligations by measuring the AerCap Secured Obligations Cap at the Currency Conversion Rate and the share of any amounts to be paid from the BRL Payment Account towards the AerCap Secured Obligations shall be calculated proportional to the ratio of (i) the AerCap Secured Obligations at the Currency Conversion Rate to (ii) the principal amount of any other Series of BRL First Priority Secured Debt then outstanding.

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Section 4.06.        Use of Cash to Pay IP License Fee.

The Controlling Creditors may permit the use of Collateral consisting of amounts in or from the Collection Accounts to pay the IP License Fee, but not any Taxes associated therewith, which Taxes shall be the sole responsibility of the Parent Guarantor and Azul Linhas to satisfy out of other sources of funds (including that the Parent Guarantor and Azul Linhas shall be required to use other sources of funds to gross up any payments of the IP License Fee to cover any withholding Tax).

Article 5
OTHER AGREEMENTS

Section 5.01.        Releases.

(a)              The release of any Lien granted upon the Collateral shall require the prior written consent of the Secured Debt Representatives; provided that each Secured Debt Representative, for itself and on behalf of each Secured Party under its Secured Debt Document, agrees that, in the event of a Disposition of any specified item of Collateral (including all or substantially all of the Equity Interests of any Subsidiary of the Parent Guarantor) (i) in connection with the exercise of remedies in respect of Collateral in accordance with the provisions of this Agreement or (ii) if not in connection with the exercise of remedies in respect of Collateral, so long as such Disposition is permitted by the terms of the Secured Debt Documents and the Collateral Documents, the Liens granted to the Secured Debt Representatives and the Secured Parties upon such Collateral to secure Secured Obligations shall terminate and be released, automatically and without any further action, provided that in the case of (i) only, (A) the Lien securing the Secured Obligations shall attach to the proceeds thereof and (B) the proceeds thereof are applied to permanently reduce the Secured Debt in accordance with the Post-Default Waterfalls. Upon delivery to the Secured Debt Representatives of an Officer’s Certificate stating that any such termination and release of Liens securing the Secured Obligations has become effective (or shall become effective concurrently with such termination and release of the Liens granted to the Secured Parties and the Secured Debt Representatives) and any necessary or proper instruments of termination or release prepared by the Issuer or any other Obligor, the Secured Debt Representatives will promptly execute, deliver or acknowledge, at the Issuer’ or the other Obligor’s sole cost and expense and without any representation or warranty, such instruments (in form and substance reasonably satisfactory to each Secured Debt Representative) to evidence such termination and release of the Liens in accordance with the Secured Debt Documents.

(b)             Each Secured Debt Representative, for itself and on behalf of each Secured Party under its Secured Debt Document, hereby irrevocably constitutes and appoints each applicable Collateral Agent and Applicable Collateral Representative and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Secured Debt Representative or such Secured Party or in the applicable Collateral Agent or Applicable Collateral Representative’s own name, from time to time in accordance with this Agreement, for the purpose of carrying out the terms of Section 5.01(a), to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of Section 5.01(a), including any termination statements, endorsements or other instruments of transfer or release.

(c)              Unless and until the Discharge of Superpriority Secured Obligations has occurred, each Secured Debt Representative, for itself and on behalf of each Secured Party under the Secured Debt Documents, hereby consents to the application, whether prior to or after an event of default under any Secured Debt Document, of all payments, including the proceeds of any enforcement of Collateral or any payments in respect of any guarantees of any Series of Secured Debt, to the repayment of the Secured Obligations pursuant to the Payment Waterfalls or the Post-Default Waterfalls, as applicable, provided that

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nothing in this Section 5.01(c) shall be construed to prevent or impair the rights of the Secured Debt Representatives or the Secured Parties to receive proceeds in connection with the Secured Obligations not otherwise in contravention of this Agreement.

Section 5.02.        Amendments to Collateral Documents and Secured Debt Documents.

(a)              No modification, amendment, supplement or waiver of the provisions of any Collateral Document will be effective without the approval of (x) the Grantors party thereto and (y) the Controlling Creditors, except that:

(A)            without an Act of Controlling Creditors or the consent of any Secured Party other than the applicable Collateral Agent (provided that, the amendment provisions of any such Secured Debt Document are otherwise complied with, including the required consent or approval of any parties thereto if any), the Grantors may amend or supplement the Collateral Documents:

(1)             as necessary or appropriate to effect the issuance or incurrence of Additional Secured Debt (including amending any Collateral Document in order to reflect the incurrence or discharge of any Secured Obligations);

(2)             to (x) cure any ambiguity, omission, mistake, defect or inconsistency, (y) effect administrative changes of a technical or immaterial nature and (z) correct or cure any incorrect cross references or similar inaccuracies;

(3)             to provide for the assumption of any Grantor’s obligations under any Secured Debt Document in the case of a merger or consolidation or sale of all or substantially all of the assets of such Grantor to the extent permitted by the terms of the Secured Debt Documents, as applicable;

(4)             to make any change that would provide any additional rights or benefits to the Secured Parties or the Collateral Agents or to surrender any right or power conferred upon any Grantor under any Secured Debt Document;

(5)             to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral (including any Additional Collateral) or additional property to become Collateral for the benefit of the Secured Parties (including entering into and/or modifying any intercreditor agreement in connection with Indebtedness not prohibited under any Secured Debt Document that is or is contemplated to be subject to a Lien permitted by the Secured Debt Documents (subject to any restrictions set forth in the Secured Debt Documents as to the priority of any such Lien relative to any Lien securing, or required to be granted to secure, the Secured Obligations));

(6)             as required by local law or to comply with advice from local counsel to give effect to, or protect any security interest for the benefit of the Secured Parties in, any property or so that the security interests therein comply with applicable requirements of law or any Secured Debt Document;

(7)             to otherwise enhance the rights or benefits of the Secured Parties under the Collateral Documents; and each such modification, amendment, supplement or waiver will become effective when executed and delivered by the Grantors party thereto and the applicable Collateral Agent;

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(B)            no modification, amendment, supplement or waiver to any Collateral Document that:

(1)             (x) modifies the provisions of Sections 4.03, or 4.04 of this Agreement, (y) modifies the provisions of Section 2.09 in any manner adverse to the holders of any Series of Secured Debt or (z) amends the definition of “BRL Pro Rata Share” or “USD Pro Rata Share”;

(2)             materially and adversely affects the right of any Holder of Secured Obligations to vote its Secured Debt as to any matter described as subject to an Act of Controlling Creditors (including Remedies Directions and Specified Rights) (or amends the provisions of this clause (2) or the definition of “Act of Controlling Creditors”, “Cash Control”, “Cash Control Instruction”, “Controlling Creditors”, “Majority First Priority Collateral Enforcement Date”, “Majority Total Debtholders”, “Required First Priority Debtholders”, “Remedies Direction”, or “Specified Rights”),

(3)             materially and adversely affects the right of any holder of Superpriority Secured Obligations to share in the order of application described in Sections 2.09, and 4.03 and 4.04 in any receivables or other amounts forming part of the Collateral, any other amounts deposited in the Collection Accounts, or proceeds of enforcement of or realization on any Collateral or other payments on account of the Secured Obligations, or

(4)             materially and adversely affects the right of any holder of Secured Obligations to require that Liens securing Secured Obligations be released only as set forth in the provisions described in Section 5.01, will become effective without the execution and delivery by the Grantors party thereto and the Collateral Agents acting with the consent under, and in accordance with, the terms of each Series of Secured Debt affected thereby; provided that with respect to the release of Liens on Collateral with respect to any Series of Secured Debt, such modification, amendment, supplement or waiver may be approved by the requisite percentage of holders specifically set forth in the applicable Secured Debt Document for such Series of Secured Debt.

(C)            No modification, amendment, supplement or waiver to any Collateral Document that imposes any incremental obligation upon any Collateral Agent or any Representative or adversely affects the rights of any Collateral Agent or any Representative, respectively, in its capacity as such will become effective without the consent of such Collateral Agent or such Representative, respectively.

(D)            No modification, amendment, supplement or waiver to any Collateral Document that modifies (i) the definitions of “AerCap Discharge Date”, “AerCap Lease Documents”, “AerCap Secured Obligations”, “AerCap Secured Obligations Cap”, “Collateral”, “AerCap Secured Party”, “AerCap Representative”, “AerCap Party” and/or “Leases Collateral”, and/or (ii) the provisions of Section 1.06, Section 2.06(c), Section 4.05, this Section 5.02(a)(D), Section 5.05 and/or Section 6.07 of this Agreement will, in any case, become effective without the prior written consent of the AerCap Representative.

(b)             The Superpriority Secured Debt Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the Superpriority Secured Debt Documents may be Refinanced, in each case, without the consent of any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal

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amount of any Superpriority Secured Debt, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(c)              The First Priority Secured Debt Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the First Priority Secured Debt Documents may be Refinanced, in each case, without the consent of any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal amount of any Series of First Priority Secured Debt, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(d)             The Second Priority Secured Debt Documents may be amended, restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the Second Priority Secured Debt Documents may be refinanced, renewed, extended or replaced, in each case, without the consent of any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal amount of any Series of Second Priority Secured Deb, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(e)              Each Collateral Agent agrees to deliver to the Representatives copies of (i) any modification, amendment, supplement or waiver to the Collateral Documents and (ii) any new Collateral Documents promptly after effectiveness thereof.

(f)              Any Representative that is party to any Collateral Document shall be required, promptly upon request of the Parent Guarantor, to enter into any amendments and/or amendments and restatements of such Collateral Documents, in accordance with the terms of such Collateral Documents and this Agreement, in connection with any Additional Secured Debt to be secured by the Collateral pursuant to the Section 8.07.

(g)             For the purposes of this Section 5.02, any reference to “Collateral Document” shall exclude this Agreement.

Section 5.03.        When Discharge of Secured Obligations Deemed To Not Have Occurred.

(a)              Discharge of Superpriority Secured Obligations. If, at any time substantially concurrently with or after the occurrence of the Discharge of Superpriority Secured Obligations, the Issuer consummates any Refinancing pursuant to which it incurs any Superpriority Secured Obligations, then such Discharge of Superpriority Secured Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Superpriority Secured Obligations) and the applicable agreement governing such Superpriority Secured Obligations shall automatically be treated as a Superpriority Secured Debt Document for all purposes of this Agreement, including for purposes of the

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Lien priorities, payment priorities and rights in respect of Collateral set forth herein and the agent, representative or trustee for the holders of such Superpriority Secured Obligations shall be the Superpriority Secured Debt Representative for all purposes of this Agreement.

(b)             Discharge of First Priority Secured Obligations. If, at any time substantially concurrently with or after the occurrence of the Discharge of First Priority Secured Obligations, the Issuer consummates any Refinancing pursuant to which it incurs any First Priority Secured Obligations, then such Discharge of First Priority Secured Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of First Priority Secured Obligations) and the applicable agreement governing such First Priority Secured Obligations shall automatically be treated as a First Priority Secured Debt Document for all purposes of this Agreement, including for purposes of the Lien priorities, payment priorities and rights in respect of Collateral set forth herein and the agent, representative or trustee for the holders of such First Priority Secured Obligations shall be the First Priority Secured Debt Representative for all purposes of this Agreement.

Section 5.04.        No Purchase Option. The First Priority Secured Parties and the Second Priority Secured Parties agree that, notwithstanding any provision in any Secured Debt Document, no First Priority Secured Party or Second Priority Secured Party may request, and no Superpriority Secured Party shall be required to or be deemed to offer the First Priority Secured Parties or the Second Priority Secured Parties the option, to purchase any or all of the aggregate principal amount of Superpriority Secured Debt outstanding. Furthermore, the Second Priority Secured Parties agree that, notwithstanding any provision in any Secured Debt Document, no Second Priority Secured Party may request, and no First Priority Secured Party shall be required to or be deemed to offer the Second Priority Secured Parties the option, to purchase any or all of the aggregate principal amount of outstanding First Priority Secured Debt outstanding.

Section 5.05.        Discharge of AerCap Secured Obligations. With effect on and from the AerCap Discharge Date:

(a)              this Agreement shall cease to be binding on each AerCap Secured Party and the AerCap Secured Parties shall be irrevocably and unconditionally released from all of their respective obligations and liabilities hereunder, save that the terms of Section 1.06 shall continue to have full force and effect as between the parties hereto and the AerCap Secured Parties;

(b)             the AerCap Secured Parties shall not constitute Secured Parties and the AerCap Secured Obligations shall not constitute Secured Obligations; and

(c)              no party hereto may assert any right or remedy, or seek to enforce any of the terms of this Agreement, against any AerCap Secured Party.

Article 6
INSOLVENCY OR LIQUIDATION PROCEEDINGS

Section 6.01.        Financing Issues.

(a)              Each of the Secured Parties and their corresponding Representatives acknowledges and agrees that, until the Discharge of Superpriority Secured Obligations, if any Obligor, as debtor-in-possession, moves for approval of debtor-in-possession financing in a proceeding under Chapter 11 of the Bankruptcy Code (a “DIP Financing”), (i) all of the Claims arising under, derived from, based upon, or secured pursuant to the Superpriority Notes and the Superpriority Notes Indenture, including Claims for all

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principal amounts outstanding, interest, fees, expenses, costs, make whole amount, and other charges arising thereunder or related thereto (“Superpriority Notes Claims”), shall be refinanced or “rolled-up” into such DIP Financing and deemed to constitute obligations due under the DIP Financing, and receive the benefit of all collateral, priority and other protections thereunder, and (ii) such party will not oppose nor object to the refinancing or “rolling-up” of the Superpriority Notes Claims into any such DIP Financing to the extent the liens securing such DIP Financing rank senior or pari passu (including pursuant to an intercreditor agreement) with the liens on any collateral for the benefit of such Secured Party. For the avoidance of doubt, any Obligor shall not require any consent from any Secured Party or their corresponding Representative with respect to the rolling of the Superpriority Notes Claims into such DIP Financing. To the extent permitted by applicable law, the Issuer and each Obligor hereby acknowledges and agrees that it shall not (whether as Obligor or as debtor-in-possession) agree to, or move for approval of, any DIP Financing that does not refinance or “roll up” the Superpriority Notes Claims into such DIP Financing.

(b)             Until the Discharge of Superpriority Secured Obligations, if (1) any Obligor, as debtor-in-possession, moves for approval of any DIP Financing or the use of Collateral consisting of cash and cash equivalents during its bankruptcy case and (2) the Required Superpriority Debtholders do not object to such DIP Financing, (i) to the extent the Liens securing such DIP Financing (the “DIP Financing Liens”) are senior (in the manner provided in this Agreement with respect to priority) to the Liens on any Collateral for the benefit of the holders of Superpriority Secured Debt, each of the other Secured Parties and Representatives shall raise no objection to such DIP Financing or use of cash collateral (subject to the Specified Rights) and shall subordinate its Liens with respect to such Collateral on the same terms, and to the same extent, as the Liens of the Required Superpriority Debtholders (other than any Liens of any Required Superpriority Debtholder constituting DIP Financing Liens) are subordinated thereto and (ii) to the extent that such DIP Financing Liens rank pari passu, including pursuant to an intercreditor agreement with the Liens on any Collateral, each other Secured Party will confirm the priorities with respect to such Collateral, in each case so long as (A) the Secured Parties in respect of each Series of Secured Debt retain the benefit of their Liens on such Collateral pledged to the DIP Financing lenders with the same priority vis-a-vis the other holders of other Secured Debt (other than with respect to DIP Financing Liens) as existed prior to the commencement of the bankruptcy case, (B) the Secured Parties in respect of each Series of Secured Debt are granted Liens on any additional collateral pledged to any other holders of Secured Debt as adequate protection (or any comparable relief) or otherwise with the same priority vis-a-vis the other holders of Superpriority Secured Obligations as existed prior to the commencement of the bankruptcy case, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Secured Debt, such amount is applied in accordance with the terms of this Agreement and (D) if the Secured Parties in respect of any Series of Secured Debt are granted adequate protection (or any comparable relief), in connection with such DIP Financing or cash collateral, the proceeds of such adequate protection (or any comparable relief) are applied in accordance with the terms of this Agreement (including the Specified Rights).

(c)              Following the Discharge of Superpriority Secured Obligations but prior to the Discharge of First Priority Secured Obligations, if (1) any Obligor, as debtor-in-possession, moves for approval of DIP Financing or the use of Collateral consisting of cash and cash equivalents during its bankruptcy case and (2) the Required First Priority Debtholders do not object to such DIP Financing, (i) to the extent the DIP Financing Liens are senior (in the manner provided in this Agreement with respect to priority) to the Liens on any Collateral for the benefit of the holders of First Priority Secured Obligations, each of the Second Priority Secured Parties and their Representatives shall raise no objection to such DIP Financing or use of cash collateral (subject to the Specified Rights) and shall subordinate its Liens with respect to such Collateral on the same terms, and to the same extent, as the Liens of the Required First Priority Debtholders (other than any Liens of any Required First Priority Debtholder constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu, including

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pursuant to an intercreditor agreement with the Liens on any Collateral, each Second Priority Secured Party will confirm its priorities with respect to such Collateral, in each case so long as (A) the Secured Parties in respect of each Series of Secured Debt retain the benefit of their Liens on such Collateral pledged to the DIP Financing lenders with the same priority vis-a-vis the other holders of other Secured Debt (other than with respect to DIP Financing Liens) as existed prior to the commencement of the bankruptcy case, (B) the Secured Parties in respect of each Series of Secured Debt are granted Liens on any additional collateral pledged to any other holders of Secured Debt as adequate protection (or any comparable relief) or otherwise with the same priority vis-a-vis the other holders of First Priority Secured Obligations as existed prior to the commencement of the bankruptcy case, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Secured Debt, such amount is applied in accordance with the terms of this Agreement and (D) if the Secured Parties in respect of any Series of Secured Debt are granted adequate protection (or any comparable relief), in connection with such DIP Financing or cash collateral, the proceeds of such adequate protection (or any comparable relief) are applied in accordance with the terms of this Agreement (including the Specified Rights). For the avoidance of doubt, as related to the AerCap Secured Obligations, the restrictions in this Section 6.01(c) only apply to the rights of the Relevant Lessors and their Representative as Secured Parties under the AerCap Secured Obligations that are secured by the Collateral, and such restrictions only apply to the extent of the AerCap Secured Obligations.

Section 6.02.        Relief from The Automatic Stay. Except in connection with enforcing or protecting the Specified Rights, (A) until the Discharge of Superpriority Secured Obligations has occurred, the each First Priority Secured Debt Representative and each Second Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and Second Priority Secured Debt Documents, respectively, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or take any action in derogation thereof, in each case in respect of any Collateral, without the prior written consent of the Required Superpriority Debtholders and (B) until the Discharge of First Priority Secured Obligations has occurred, each Second Priority Secured Debt Representative, for itself and on behalf of each Second Priority Secured Party under the Second Priority Secured Debt Documents agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or take any action in derogation thereof, in each case in respect of any Collateral, without the prior written consent of the Required First Priority Debtholders. Notwithstanding the foregoing, nothing herein shall prevent any AerCap Party from seeking relief from the automatic stay or taking any action or seeking any remedy under the Bankruptcy Code, the Cape Town Convention, Cape Town Aircraft Protocol, or the AerCap Lease Documents, in each case in respect of the Equipment (as defined in Section 1110 (a)(3) of the Bankruptcy Code) subject to the AerCap Lease Documents.

Section 6.03.        Adequate Protection.

(a)              Until the Discharge of Superpriority Secured Obligations, subject to the Specified Rights, no First Priority Secured Party or Second Priority Secured Party shall contest (i) any request by the Superpriority Secured Parties for adequate protection (or any comparable relief), (ii) any objection by the Superpriority Secured Parties to any motion, etc. based on the Superpriority Secured Parties claiming a lack of adequate protection (or any comparable relief) or (iii) the payment of interest, fees, expenses or other amounts to or for the benefit of any Representative of Superpriority Secured Obligations or other Superpriority Secured Party. However, (a) if the Superpriority Secured Parties are granted adequate protection (or any comparable relief) in the form of additional collateral in connection with any DIP Financing, then the First Priority Secured Parties and the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a Lien on such additional collateral subordinated to the Liens securing the Superpriority Secured Obligations and such DIP Financing on the same basis as the other Liens securing the First Priority Secured Obligations or the Second Priority Secured Obligations, as

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applicable, are so subordinated to the Superpriority Secured Obligations under this Agreement, and (b) in the event any Superpriority Secured Party is granted adequate protection (or any comparable relief) in the form of a superpriority claim, then the First Priority Secured Parties and the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a junior superpriority claim, subordinated to the superpriority claim granted to the Superpriority Secured Parties.

(b)             Until the Discharge of First Priority Secured Obligations, subject to the Specified Rights, no Second Priority Secured Party shall contest (i) any request by the First Priority Secured Parties for adequate protection (or any comparable relief) or (ii) any objection by the First Priority Secured Parties to any motion, etc. based on the First Priority Secured Parties claiming a lack of adequate protection (or any comparable relief) or (iii) the payment of interest, fees, expenses or other amounts to or for the benefit of any Representative of First Priority Secured Obligations or other First Priority Secured Party. However, (a) if the First Priority Secured Parties are granted adequate protection (or any comparable relief) in the form of additional collateral in connection with any DIP Financing, then the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a Lien on such additional collateral subordinated to the Liens securing the First Priority Secured Obligations and such DIP Financing on the same basis as the other Liens securing the Second Priority Secured Obligations are so subordinated to the First Priority Secured Obligations under this Agreement and (b) in the event any First Priority Secured Party is granted adequate protection (or any comparable relief) in the form of a superpriority claim, then the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a junior superpriority claim, subordinated to the superpriority claim granted to the First Priority Secured Parties.

(c)              Nothing herein shall limit or impair the rights of any AerCap Party from requesting adequate protection pursuant to Section 363(e) of the Bankruptcy Code with respect to any Equipment (as defined in Section 1110 (a)(3) of the Bankruptcy Code) subject to the AerCap Lease Documents.

Section 6.04.        Preference Issues.

(a)              If any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to disgorge, turn over or otherwise pay any amount to the estate of the Issuer or any other Obligor (or any receiver or similar Person therefor), because the payment of such amount was declared to be or otherwise avoided as at undervalue, fraudulent or preferential in any respect or for any other reason (any such amount, a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or recoupment or otherwise, then the Secured Obligations of such Secured Party shall be reinstated to the extent of such Recovery (and in the case of the AerCap Secured Obligations, in an amount not to exceed the AerCap Secured Obligations Cap) and deemed to be outstanding as if such payment had not occurred and the applicable Secured Parties shall be entitled to the benefits of this Agreement until a full discharge of Secured Obligations of the applicable Series of Secured Debt with respect to all such recovered amounts (and in the case of the AerCap Secured Obligations, in an amount not to exceed the AerCap Secured Obligations Cap). If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto.

(b)             Each First Priority Secured Debt Representative and each Second Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, respectively, hereby agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference or otherwise, it being understood and agreed that the benefit

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of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement.

Section 6.05.        Application. This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under Section 510(a) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, shall be effective before, during and after the commencement of any Insolvency or Liquidation Proceeding of any Obligor. The relative rights as to the Collateral and proceeds thereof and to all applications of proceeds pursuant to this Agreement (including Article 4 hereof) shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition therefor, subject to any court order approving the financing of, or use of cash collateral by, any Obligor. All references herein to any Obligor shall include such Obligor as a debtor-in-possession and any receiver for such Obligor. Each Representative, for itself and its related Secured Parties, further agrees that the provisions of this Agreement are intended to benefit the Superpriority Secured Parties with respect to the Collateral and all applications of proceeds pursuant to this Agreement (including Article 4 hereof) under the laws of any jurisdiction outside the United States in which an Insolvency or Liquidation Proceeding may occur to the same extent as if such Insolvency or Liquidation Proceeding was governed by the laws of the United States.

Section 6.06.        Post-Petition Interest.

(a)              Subject in all respects to the Specified Rights, each First Priority Secured Party and each Second Priority Secured Party shall not oppose or seek to challenge any claim by any Superpriority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Superpriority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of the Superpriority Secured Debt Representative on behalf of the Superpriority Secured Parties on the Collateral (for this purpose ignoring all claims and Liens held by the First Priority Secured Parties and the Second Priority Secured Parties on the Collateral).

(b)             Subject in all respects to the Specified Rights, each Second Priority Secured Party shall not oppose or seek to challenge any claim by any First Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of First Priority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any First Priority Secured Debt Representative on behalf of the First Priority Secured Parties on the Collateral (for this purpose ignoring all claims and Liens held by the Second Priority Secured Parties on the Collateral).

(c)              Each Superpriority Secured Party shall not oppose or seek to challenge any claim by any First Priority Secured Party or any Second Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of First Priority Secured Obligations or Second Priority Secured Obligations, respectively, consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any First Priority Secured Debt Representative or any Second Priority Secured Debt Representative, respectively, on behalf of the First Priority Secured Parties or the Second Priority Secured Parties, respectively, on the Collateral (after taking into account the Superpriority Secured Obligations and the Liens held by the Superpriority Secured Parties on the Collateral and the Specified Rights).

(d)             Each First Priority Secured Party shall not oppose or seek to challenge any claim by any Second Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Second

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Priority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any Second Priority Secured Debt Representative on behalf of the Second Priority Secured Parties on the Collateral (after taking into account the First Priority Secured Obligations and the Liens held by the First Priority Secured Parties on the Collateral and the Specified Rights).

Section 6.07.        Special Provisions as to AerCap. As related to the AerCap Secured Obligations, any restrictions or agreements in Section 6 only apply to the Relevant Lessors and the AerCap Representative as Secured Parties (and not in any other capacity, including, without limitation as lessor or unsecured creditor) under the AerCap Secured Obligations that are secured by the Collateral, and such restrictions only apply to the extent of the AerCap Secured Obligations; provided, however, Section 6.01 shall not apply to the Relevant Lessors, the AerCap Representative or any AerCap Party and their respective Affiliates. For the avoidance of doubt, none of the agreements and restrictions in this Section 6 shall bind, nor limit, modify, restrict or impair any rights, remedies and claims of the Relevant Lessors, the AerCap Representative, any AerCap Party or any of their Affiliates under any of the AerCap Lease Documents, other AerCap Restructuring Documents, the Bankruptcy Code, the Cape Town Convention and Cape Town Aircraft Protocol or otherwise, nor do such provisions limit the ability of any Relevant Lessor, AerCap Party, the AerCap Representative or their Affiliates (i) to be heard on any matter arising under a Bankruptcy Case, (ii) to object or challenge, without limitation, any DIP Financing, use of cash collateral, grant of adequate protection or plan of reorganization. As used herein, “AerCap Restructuring Documents” means (a) the Global Framework Agreement, (b) the indenture that will govern the New Second Out Exchangeable Notes, (c) the amendments made to the relevant leases referred to in the Global Framework Agreement, (d) this Agreement, (e) a registration rights agreement to be entered into with any AerCap Party or their respective Affiliates in respect of the equity securities to be issued pursuant to the Global Framework Agreement, and (f) a subscription agreement in customary form to be entered into in respect of the subscription by the relevant AerCap Parties or their Affiliates for the New Second Out Exchangeable Notes to be issued pursuant to the Global Framework Agreement.

Article 7
RELIANCE; COLLATERAL AGENTS; ETC.

Section 7.01.        Collateral Agents

(a)              Notwithstanding any provision to the contrary elsewhere in the Secured Debt Documents, each Collateral Agent shall not have any duties or responsibilities or fiduciary relationship with any Secured Party, except such duties and responsibilities expressly set forth in this Agreement and the other Secured Debt Documents to which it is a party or third party beneficiary (it being understood that in no event shall any Collateral Agent have or be deemed to have any fiduciary relationship with any Secured Party or any other Person), and no implied covenants, functions or responsibilities, fiduciary or otherwise, shall be read into this Agreement or any other Secured Debt Document or otherwise exist against the Collateral Agents, and any such implied duties that may exist under any applicable law are hereby waived to the fullest extent permitted under such applicable law.

(b)             Any instruction or direction to a Collateral Agent pursuant to this Agreement by an Act of Controlling Creditors shall be expressly directed in writing.

(c)              Each Secured Debt Representative on behalf of the Secured Parties with respect to the applicable Series of Secured Debt hereby appoints each Collateral Agent, as applicable, as agent for the purposes of perfecting the security interest in assets which can be perfected by possession or control (or where the security interest of a Secured Party with possession or control has priority over the security

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interest of another Secured Party), including any accounts subject to an Account Control Agreement and the shares of stock of any Subsidiary pledged or mortgaged pursuant to any Collateral Document, and each Collateral Agent hereby acknowledges that it shall hold possession or otherwise control any such Collateral, including any such shares of stock of any Subsidiary, in accordance with the terms hereof and the Collateral Documents to which it is a party for the ratable benefit of all Secured Parties, including as gratuitous bailee for the sole purpose of perfecting the Liens in such Collateral, in each case without any representation or warranty of any kind.

(d)             Each Secured Party acting through its Secured Debt Representative with respect to the applicable Series of Secured Debt and each Secured Debt Representative (i) hereby authorizes each Collateral Agent to act at the direction of the Controlling Creditors with respect to any act, consent or waiver that is designated in any Secured Debt Document or this Agreement to be taken by such Collateral Agent acting at the direction of the Controlling Creditors and (ii) for all purposes under the Superpriority Secured Debt Documents, shall be deemed to consent to any such action of the applicable Collateral Agent taken at the direction of the Controlling Creditors. Subject to the terms of this Agreement, each Collateral Agent hereby agrees to follow any such written instruction of the Controlling Creditors. No Collateral Agent shall be required to exercise any discretionary rights or remedies hereunder or give any consent hereunder unless, subject to the other terms and provisions of this Agreement, it shall have been expressly directed to do so by an Act of Controlling Creditors.

(e)              Each Collateral Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, custodians or nominees appointed with due care. Each Collateral Agent shall not be responsible for the acts or omissions of any such agent, attorney, custodian or nominee appointed with due care. Each Collateral Agent shall be entitled to seek the advice of its independent counsel concerning all matters pertaining to this Agreement and shall not be liable for any action or inaction based in good faith on such advice.

(f)              Neither any Collateral Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be: (i) liable to any of the Secured Parties or any other Person for any actions lawfully taken or omitted to be taken by them hereunder (except for its own gross negligence or willful misconduct, as determined ultimately by a court of competent jurisdiction) or (ii) responsible in any manner to any of the Secured Parties or any other Person for any recitals, statements, representations or warranties made by any Grantor, or any other party to a Secured Debt Document, any other Person or any authorized officer of any thereof contained in any Secured Debt Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Collateral Agent under or in connection with, any Secured Debt Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of the Collateral or the Secured Debt Documents or for any failure of any Grantor or any other party to a Secured Debt Document or any other Person to perform its obligations thereunder. Each Collateral Agent shall not be under any obligation to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, any Secured Debt Document, or to inspect the properties, books or records of any Obligor, any Secured Party or any other party to a Secured Debt Document.

(g)             Each Collateral Agent shall be entitled to conclusively rely, and shall be fully protected in relying, upon (i) any note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, electronic mail message, statement, order or other document (whether in original or facsimile form) reasonably believed by it in good faith to be genuine and to have been signed, sent or made by the proper Person or Persons and (ii) advice and statements of legal counsel, independent accountants and other experts selected by the relevant Collateral Agent.

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(h)             Neither any Collateral Agent nor any of its officers, directors, employees, agents or attorneys-in-fact shall be liable to any Obligor or any of the Secured Parties or any other Person for any act or omission on their part except for any such act or omission that is the result of their own gross negligence or willful misconduct. The powers conferred on the Collateral Agents hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of the Collateral in its possession and the accounting for monies actually received by it hereunder, the Collateral Agents shall have no other duty as to the Collateral, whether or not the Collateral Agents or any of the other Secured Parties have or are deemed to have knowledge of any matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to the Collateral. Neither Collateral Agent shall be liable for any interest on any money received by it. Each Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment at least equal to that which such Collateral Agent accords to similar assets held for the benefit of third parties.

(i)               Except as expressly set forth herein including in Article IV, each Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Secured Debt Document unless it shall first receive written instruction in an Act of Controlling Creditors as such Collateral Agent reasonably deems appropriate and/or it shall first be indemnified to its satisfaction by the applicable Secured Party against any and all liability and expense (including reasonable attorneys’ fees and disbursements and settlement costs) that may be incurred by it by reason of taking or continuing to take any such action, and any action taken or failure to act pursuant thereto shall be binding upon all the Secured Parties. Each Collateral Agent shall affirmatively act under this Agreement and the other Secured Debt Documents in accordance with any written instruction by the Controlling Creditors not in contravention of this Agreement. Each Collateral Agent shall not incur any liability for any determination made or written instruction in an Act of Controlling Creditors. Notwithstanding anything herein to the contrary, in no event shall a Collateral Agent be required to take any action (including any action that may be directed by the Controlling Creditors and/or that may be set forth in an Act of Controlling Creditors or a Remedies Direction) that exposes it to liability, financial or otherwise, or requires it to expend or risk its own funds or that is contrary to the Secured Debt Documents or any applicable law, unless such Controlling Creditors shall have offered to such Collateral Agent security or indemnity (satisfactory to such Collateral Agent in its sole discretion, acting reasonably) against the costs, expenses and liabilities which may be incurred by it in compliance with such request or direction.

(j)               Each Collateral Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Obligors and the other parties to the Secured Debt Documents without regard to its acting as Collateral Agent hereunder and under the other Secured Debt Documents. The Secured Parties further understand that there may be situations where Affiliates of the Brazilian Collateral Agent or their respective customers (including the Obligors) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Secured Parties (including the interests of the Secured Parties hereunder and under the Secured Debt Documents). None of (i) this Agreement or any the Secured Debt Documents, (ii) the receipt by the Brazilian Collateral Agent of information concerning the Obligors (including information concerning the ability of the Obligors to perform their respective obligations under the Secured Debt Documents) or (iii) any other matter, shall give rise to any fiduciary, equitable or contractual duties (including any duty of trust or confidence) owing by the Brazilian Collateral Agent to any Secured Party, including any such duty that would prevent or restrict the Brazilian Collateral Agent or any of its Affiliates from acting on behalf of customers (including the Obligors) or for its own account.

(k)             For the purposes of this Agreement and all other Secured Debt Documents, no Collateral Agent shall be deemed to have knowledge of, or have any duty to ascertain or inquire into: (i) the occurrence of any Event of Default unless and until it has received written notice informing it of the occurrence of such

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Event of Default or (ii) the existence, the content, or the terms and conditions of any other agreement, instrument or document, in each case, to which it is not a party or third party beneficiary, whether or not referenced herein. Each Collateral Agent may take such action with respect to such Event of Default as is required or permitted to be taken by it pursuant to this Agreement following the occurrence of such Event of Default.

(l)               The Brazilian Collateral Agent may at any time give 90 days’ notice of its resignation and be discharged of its obligations under this Agreement and the Secured Debt Documents to which it is a party. Upon receiving any such notice of resignation from the Brazilian Collateral Agent, the Parent Guarantors shall propose a successor within thirty (30) days and shall notify each Representative of such proposed successor. Unless Representatives on behalf of the Controlling Creditors object to such proposed successor, such successor shall become the Brazilian Collateral Agent hereunder. If the Parent Guarantor has not proposed a successor within such 30-day period, or if an Event of Default is in effect, or if the Controlling Creditors have objected to the proposed successor, the Controlling Creditors shall appoint a successor which shall become the Brazilian Collateral Agent hereunder. After a ninety (90) day period from such notice of resignation, if no successor has been appointed, the Brazilian Collateral Agent shall hold the Collateral in its possession as a gratuitous bailee until a successor Brazilian Collateral Agent has been appointed, but shall otherwise be fully and immediately discharged of any and all responsibilities as collateral agent under this Agreement and the Secured Debt Documents to which it is a party. The resigning Brazilian Collateral Agent shall execute and deliver all documents requested by the Parent Guarantor to appoint a successor Brazilian Collateral Agent and transfer the Collateral to such successor.

(m)            The Brazilian Collateral Agent (i) shall solely be obligated to undertake any foreign exchange transaction (A) on the dates specified in Article IV hereof and (B) at any other time, as from the second Business Day subsequent to the Business Day on which the Brazilian Collateral Agent has received the instruction from the Controlling Creditors to perform any transfer of funds pursuant to this Agreement that requires such foreign exchange transaction; (ii) shall transfer converted funds required to be transferred under Article IV hereof no later than (a) the second Business Day subsequent to the Business Day on which US dollars are available for transfer; and (b) the second Business Day on which such transfer is allowed, under the terms of the respective Registry of Financial Transactions of the Brazilian Central Bank, if applicable; and (iii) shall not assume the obligation to undertake any foreign exchange transaction or transfer funds, unless the Brazilian Collateral Agent has received (a) all documents and information it deems necessary for the remittance of funds; and (b) the payment of the respective commissions, fees and expenses in connection with such currency conversion. The Brazilian Collateral Agent shall not be responsible for any losses that could result in possible delays or impairment to undertake a foreign exchange transaction and/or transfer required hereunder, as well as for the impossibility to perform a foreign exchange closing or a transfer resulting from any act or fact beyond its control.

Section 7.02.        Voting.

(a)              Where, in accordance with this Agreement or any other Secured Debt Document, the modification, amendment, supplement or waiver, approval or other direction or instruction of the Controlling Creditors is required, the determination of whether such modification, amendment, supplement or waiver, approval, direction or instruction will be granted or withheld shall be determined by an Act of Controlling Creditors conducted in accordance with the procedures set forth in this Agreement among the Secured Parties entitled to vote with respect to the particular decision at issue.

(b)             Each decision made in accordance with the terms of this Agreement shall be binding upon each of the Secured Parties.

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(c)              The number of votes cast by the Holders with respect to any Act of Controlling Creditors hereunder shall be determined by the Representative for such Secured Parties and notified by such Representative to the applicable Collateral Agent in writing, together with a statement of the amount of the Secured Debt that are components of the definition of Controlling Creditors owed to the holders that such Representative represents.

(d)             Except as otherwise expressly provided in this Agreement or any other Secured Debt Document, each Secured Party shall be entitled to vote in each Act of Controlling Creditors conducted under this Agreement.

(e)              To calculate the Controlling Creditors consenting to, approving, waiving or otherwise providing direction with respect to an Act of Controlling Creditors, the number of votes cast by any Holder (equal to an amount of Secured Debt owed to such Holder and taken into account in the definition of “Controlling Creditors”) in favor of the proposed consent, approval, modification, amendment, supplement or waiver, direction or other action (the “Numerator”) shall be divided by the total amount of Secured Debt taken into account in the definition of “Controlling Creditors” and relating to the votes entitled to be cast with respect to such matter (the “Denominator”). The Issuer or Parent Guarantor and each Representative shall provide such information to each Collateral Agent as is necessary to calculate the Numerator and Denominator and no Collateral Agent shall have any responsibility to calculate such Numerator and Denominator if the Issuer, Parent Guarantor or such Representative has not provided sufficient information to the Collateral Agents.

(f)              Neither Collateral Agent has an obligation or duty to determine whether the vote of the requisite holders of the applicable Series of Secured Debt was obtained as required in this Section 7.02. With respect to any Series of Secured Debt, each Collateral Agent may conclusively rely on any direction from the Representative for such Series of First Priority Secured Debt regardless of whether any vote with respect to such series took place. Any action or approval by a Representative shall be deemed made by the Representative on its own behalf and on behalf of all of the holders of the applicable Series of Secured Debt and shall be binding on all of them.

Section 7.03.        Secured Party Credit Decision. Each Secured Debt Representative, on behalf of itself and each Secured Party under its Secured Debt Document, acknowledges that it and such Secured Parties have, independently and without reliance on any Secured Debt Representative or other Secured Party, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the Secured Debt Documents to which they are party or by which they are bound, this Agreement and the transactions contemplated hereby and thereby, and they will continue to make their own credit decisions in taking or not taking any action under the Secured Debt Documents or this Agreement.

Section 7.04.        No Liability. The Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the Secured Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, except as otherwise provided in this Agreement.

Section 7.05.        Obligations Unconditional. All rights, interests, agreements and obligations of the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties hereunder shall remain in full force and effect irrespective of:

(a)              any lack of validity or enforceability of any Superpriority Secured Debt Document, any First Priority Secured Debt Document or any Second Priority Secured Debt Document;

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(b)             any change in the time, manner or place of payment of, or in any other terms of, all or any of the Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations, or any modification, amendment, supplement or waiver, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any Superpriority Secured Debt Document, the terms of any First Priority Secured Debt Document or of the terms of any Second Priority Secured Debt Document;

(c)              any exchange of any security interest in or other Lien on any Collateral or any other collateral or any modification, amendment, supplement or waiver, whether in writing or by course of conduct or otherwise, of all or any of the Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations or any guarantee thereof;

(d)             the commencement of any Insolvency or Liquidation Proceeding in respect of the Issuer or any other Obligor; or

(e)              any circumstances that otherwise might constitute a defense available to, or a discharge of the Issuer or any other Obligor in respect of the Secured Obligations.

Article 8
MISCELLANEOUS

Section 8.01.        Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of any Superpriority Secured Debt Document, any First Priority Secured Debt Document (which, in respect of the Relevant Leases, shall be to the extent of the AerCap Secured Obligations) or any Second Priority Secured Debt Document, the provisions of this Agreement shall govern.

Section 8.02.        Continuing Nature of This Agreement; Severability. Subject to Section 5.03 and Section 6.04, this Agreement shall continue to be effective until the Discharge of Superpriority Secured Obligations shall have occurred. This is a continuing agreement of Lien subordination, and (i) the Superpriority Secured Parties may continue, at any time and without notice to any First Priority Secured Debt Representative, any Second Priority Secured Debt Representative, any First Priority Secured Party or any Second Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Issuer or any Subsidiary constituting Superpriority Secured Obligations and (ii) the First Priority Secured Parties may continue, at any time and without notice to any Second Priority Secured Debt Representative or any Second Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Issuer or any Subsidiary constituting First Priority Secured Obligations, in each case or (i) and (ii), in reliance hereon. The terms of this Agreement shall survive and continue in full force and effect in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.03.        Amendments; Waivers.

(a)              No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties

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hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)             This Agreement and its provisions may only be amended, modified, supplemented, varied or waived in writing signed by each Representative (in each case, acting in accordance with the documents governing the applicable Secured Debt Document); provided that any such amendment, supplement or waiver shall require written consent of each Collateral Agent, each other Representative party hereto and the Parent Guarantor (to the extent the rights of the Obligors are directly and adversely affected), except (i) for the addition of Obligors as parties to this Agreement in accordance with the provisions hereof, and (ii) for the inclusion of additional Representatives as parties to this Agreement in accordance with the provisions hereof related to additional Secured Debt, in each case (i) and (ii) which will not require consent of either Collateral Agent or any other Representative. Any such amendment, supplement or waiver shall be in writing and shall be binding upon the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties and their respective successors and assigns.

(c)              Notwithstanding the foregoing, without the consent of any Secured Party, any Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with and compliance with Section 8.07 of this Agreement and, upon such execution and delivery, such Representative and the Secured Parties and Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations of the Secured Debt Document for which such Representative is acting shall be subject to the terms hereof.

Section 8.04.        Information Concerning Financial Condition of the Obligors.

(a)              The Superpriority Secured Debt Representative and the Superpriority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Parent Guarantor and its Subsidiaries and all endorsers or guarantors of the Superpriority Secured Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Superpriority Secured Obligations. The Superpriority Secured Debt Representative and the Superpriority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the Superpriority Secured Debt Representative or any Superpriority Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the Superpriority Secured Debt Representative and the Superpriority Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

(b)             The First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representatives and the Second Priority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Parent Guarantor and the Subsidiaries and all endorsers or guarantors of the First Priority Secured Obligations or the Second Priority Secured Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Priority Secured Obligations or the Second Priority Secured Obligations. The First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and

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the Second Priority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that any First Priority Secured Debt Representative, any First Priority Secured Party, the Second Priority Secured Debt Representative or any Second Priority Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

Section 8.05.        Additional Obligors and Guarantors. The Parent Guarantor agrees that, if any of its Subsidiaries shall become an Obligor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in the form of Annex I. Upon such execution and delivery, such Subsidiary will become an Obligor, as applicable, hereunder with the same force and effect as if originally named as an Obligor or Guarantor, as applicable, herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder, and will be acknowledged by each Collateral Agent. The rights and obligations of each Obligor hereunder shall remain in full force and effect notwithstanding the addition of any new Obligor as a party to this Agreement.

Section 8.06.        Dealings with Obligors and Guarantors. Upon any application or demand by the Issuer or any other Obligor to any Representative to take or permit any action under any of the provisions of this Agreement or under any Collateral Document (if such action is subject to the provisions hereof), such Issuer or such other Obligor, as appropriate, shall furnish to such Representative a certificate of a duly authorized officer or director of such Issuer, such Obligor or such Guarantor (an “Officer’s Certificate”) stating that all conditions precedent, if any, provided for in this Agreement or such Collateral Document, as the case may be, relating to the proposed action have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents or taking such action is specifically required by any provision of this Agreement or any Collateral Document relating to such particular application or demand, no additional certificate or opinion need be furnished.

Section 8.07.        Additional Secured Debt.

(a)              To the extent, but only to the extent, permitted by the provisions of the then extant Superpriority Secured Debt Documents, First Priority Secured Debt Documents and Second Priority Secured Debt Documents (as certified by the Issuer or Parent Guarantor), the Issuer or any other Obligor may incur or issue (i) one or more series or classes of Additional First Priority Secured Debt (“New First Priority Secured Debt”) and (ii) one or more series or classes of Additional Second Priority Secured Debt (“New Second Priority Secured Debt” and, together with New First Priority Secured Debt, “New Secured Debt”). Any New Secured Debt may be secured by Liens on the Collateral if and subject to the condition that the Representative of any such New Secured Debt acting on behalf of the holders of such New Secured Debt (the “New Secured Debt Representative”) becomes, on the date of the incurrence of the New Secured Debt, a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.07(b). In order for a New Secured Debt Representative to become a party to this Agreement:

(i)	such New Secured Debt Representative shall have executed and delivered to each Collateral Agent (which shall deliver to each other Representative) a Joinder Agreement substantially in the form of Annex II (with such changes as may be reasonably approved by the Collateral
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Agents) pursuant to which it becomes a Representative hereunder, and the New Secured Debt in respect of which such Representative is the Representative and the related Secured Parties become subject hereto and bound hereby;

(ii)	except in the case of any DIP Financing, such Additional Secured Obligations shall be permitted, by the terms of the Secured Debt Documents, to be incurred and secured on the Collateral in accordance with the Lien and payment priorities set forth in this Agreement, and the Issuer shall have delivered to each Collateral Agent an Officer’s Certificate, stating that the conditions set forth in this Section 8.07 are satisfied with respect to such Additional Secured Debt, and, if requested, true and complete copies of each of the First Priority Secured Debt Documents or Second Priority Secured Debt Documents, as applicable, relating to such Additional Secured Debt certified as being true and correct by a Responsible Officer of the Issuer and identifying the obligations to be designated as either Additional First Priority Secured Debt or Additional Second Priority Secured Debt, as applicable; and
(iii)	the First Priority Secured Debt Documents or Second Priority Secured Debt Documents, as applicable, relating to such Additional Secured Debt shall provide that each New Secured Debt Representative with respect to such Additional Secured Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Additional Secured Debt.

For the avoidance of doubt, upon becoming a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii) above, (i) any New Secured Debt Representative of Additional First Priority Secured Debt will become a First Priority Secured Debt Representative and (ii) any New Secured Debt Representative of Additional Second Priority Secured Debt will become a Second Priority Secured Debt Representative.

(b)             With respect to any Secured Debt that is issued or incurred after the Closing Date, the Issuer, each of the other Obligors and each Guarantor agrees, at its own cost and expense, to take such actions (if any) as may from time to time reasonably be requested by the Superpriority Secured Debt Representative, the First Priority Secured Debt Representative or the Second Priority Secured Debt Representative, and enter into such technical amendments, modifications and/or supplements to this Agreement and the then existing Collateral Documents (or execute and deliver such additional Collateral Documents) as may from time to time be reasonably requested by such Persons, to ensure that such Secured Debt is secured by, and entitled to the benefits of, the relevant Collateral Documents relating to such Secured Debt, and each Secured Party (by its acceptance of the benefits hereof) hereby agrees to, and authorizes the each Collateral Agent, as the case may be, to enter into, any such technical amendments, modifications and/or supplements (and additional Collateral Documents).

Section 8.08.        Consent to Jurisdiction; Waivers.

(a)              The Issuer, the Parent Guarantor, each Obligor and each Representative, on behalf of itself and the Secured Parties of the Secured Debt Document for which it is acting, irrevocably and unconditionally:

(i)	submits for itself and its property in any legal action or proceeding relating to (i) this Agreement or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of any state or Federal court in the Borough of Manhattan New York, New York, and any appellate court from any thereof, and (ii) the Collateral Documents or the recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction, in each case, of any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof;
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(ii)	consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and agrees not to commence or support any such action or proceeding in any other jurisdiction;
(iii)	in the case of each Obligor, irrevocably appoint Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, as their authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Obligors by the person serving the same to the address provided in this Section 8.08, shall be deemed in every respect effective service of process upon the Obligors in any such suit or proceeding. The Obligors hereby represent and warrant that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Obligors further agree to take any and all reasonable action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of all Series of Secured Debt issued pursuant to the Secured Debt Documents. If for any reason such Person shall cease to be such agent for service of process, each of the Obligors shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Trustee a copy of the new agent’s acceptance of that appointment within 30 days;
(iv)	waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 8.08 any special, exemplary, punitive or consequential damages.

(b)             The Brazilian Collateral Agent at the cost and expense of the Obligors, irrevocably appoints Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, and (ii) the AerCap Representative irrevocably appoints AerCap Corporate Services, Inc., located 830 Brickell Plaza, 50th Floor, Miami, Florida 33131, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Brazilian Collateral Agent or AerCap Representative by the person serving the same to the address provided in this Section 8.08, shall be deemed in every respect effective service of process upon such Representative in any such suit or proceeding. The Brazilian Collateral Agent and AerCap Representative hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Brazilian Collateral Agent and AerCap Representative further agree to take any and all reasonable action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of all Series of Secured Debt issued pursuant to the Secured Debt Documents. If for any reason such Person shall cease to be such agent for service of process, the Brazilian Collateral Agent and AerCap Representative shall forthwith appoint, at the cost and expense of the Obligors, a new agent of recognized standing for service of process in the State of New York and deliver to each Collateral Agent a copy of the new agent’s acceptance of that appointment within 30 days. The Convertible Debentures Representative agrees that service of process at the address provided in this Section 8.08 shall be deemed in every respect effective service of process upon it in such suit or proceeding.

Section 8.09.        Notices. All notices, requests, demands and other communications provided for or permitted hereunder shall be in writing and shall be sent:

(i)	if any Obligor, to:
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Edifício Jatobá, 8th floor, Castelo Branco Office Park Avenida Marcos Penteado de Ulhôa

Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

Telephone: +55 (11) 4831 2880

Attention: Raphael Linares Felippe

Electronic Mail: raphael.linares@voeazul.com.br

with a copy to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attn: Jonathan A. Lewis

Email: jonathan.lewis@hoganlovells.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Timothy Graulich, Josh Sturm and Jarret Erickson

Email: timothy.graulich@davispolk.com, joshua.sturm@davispolk.com, and jarret.erickson@davispolk.com

(ii)	if to the Issuer, any Obligor or any Guarantor, to the Issuer, at its address at:

Edifício Jatobá, 8th floor, Castelo Branco Office Park Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

Telephone: +55 (11) 4831 2880

Attention: Raphael Linares Felippe

Electronic Mail: raphael.linares@voeazul.com.br

with a copy to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attn: Jonathan A. Lewis

Email: jonathan.lewis@hoganlovells.com

And

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Timothy Graulich, Josh Sturm and Jarret Erickson

Email: timothy.graulich@davispolk.com, joshua.sturm@davispolk.com, and jarret.erickson@davispolk.com

(iii)	if to the U.S. Collateral Agent, to it at:
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UMB Bank, National Association

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Electronic Mail: israel.lugo@umb.com

Telephone: +1 (214) 389-5947

Attention: Corporate Trust and Escrow Services; Israel Lugo

(iv)	if to the Brazilian Collateral Agent, to it at:

TMF Brasil Administração e Gestão de Ativos Ltda.

Avenida Marcos Penteado de Ulhoa Rodrigues, 939

Edifício Jacarandá, Tower I, 10th Floor, Room 3,

Barueri, SP 06460-040

Brazil

Telephone: +55 11 3411-0602

Attention: Leone Azevedo; Lesli Gonzalez; Wagner Castilho;

Diogo Malheiros; Corporate Trust Services

Email: leone.azevedo@tmf-group.com; lesli.gonzalez@tmf-group.com; Wagner.Castilho@tmf-group.com; diogo.malheiros@tmf-group.com; CTS.Brazil@tmf-group.com

(v)	if to the AerCap Representative, to it at:

AerCap Administrative Services Limited

Aviation House, Shannon

Co. Clare, V14 AN29

Ireland

Attention: Contractual Notices

E-mail: contractualnotices@aercap.com

and

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

Attention: Michael G. Burke and Pat Reisinger

E-mail: michael.burke@pillsburylaw.com; pat.reisinger@pillsburylaw.com

(vi)	if to the Convertible Debentures Representative, to it at:

Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

Rua Gilberto Sabino, 215, 4th Floor

São Paulo, SP, 05425-020

Brazil

Telephone: +55 11 3030-7177

Attention: Eugênia Queiroga; Marcio Teixeira; Caroline Tsuchiya

Email: agentefiduciario@vortx.com; pu@vortx.com.br (for asset pricing purposes)

(vii)	if to any other Representative, to it at the address specified by it in the Joinder Agreement delivered by it pursuant to Section 8.07.
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Unless otherwise specifically provided herein, all notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 8.09 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 8.09. As agreed to among the parties hereto from time to time, notices and other communications may also be delivered by e-mail to the email address of a representative of the applicable Person provided from time to time by such Person.

Section 8.10.        Governing Law; Waiver of Jury Trial.

(A)            THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(B)            EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 8.11.        Binding on Successors and Assigns. This Agreement shall be binding upon the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representatives, the Second Priority Secured Parties, the Issuer, the other Obligors party hereto, the Guarantors party hereto and their respective successors and assigns.

Section 8.12.        Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

Section 8.13.        Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 8.14.        Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The AerCap Representative represents and warrants that the AerCap Secured Obligations authorize the AerCap Representative to enter into this Agreement binding the AerCap Secured Parties to the terms hereof. The Convertible Debentures Representative represents and warrants that the Convertible Debentures authorize the Convertible Debentures Representative to enter into this Agreement binding the Convertible Debentures Secured Parties to the terms hereof. The Superpriority Secured Debt Representative represents and warrants that the Superpriority Notes Indenture authorizes such Superpriority Secured Debt Representative to enter into this Agreement binding the Superpriority Secured Parties to the terms hereof. The First Priority Secured Debt Representative represents and warrants that the New First Out Notes

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Indenture authorizes such First Priority Secured Debt Representative to enter into this Agreement binding the First Priority Secured Parties to the terms hereof. The Second Priority Secured Debt Representative represents and warrants that the New Second Out Notes Indenture authorizes such Second Priority Secured Debt Representative to enter into this Agreement binding the Second Priority Secured Parties to the terms hereof. For the avoidance of doubt, any New Secured Debt Representative represents and warrants that the applicable Additional Secured Debt Documents authorizes such New Secured Debt Representative to enter into this Agreement binding the applicable Additional Secured Parties.

Section 8.15.        No Third-Party Beneficiaries; Successors and Assigns. The Lien and payment priorities set forth in this Agreement and the rights and benefits hereunder in respect of such Lien and payment priorities shall inure solely to the benefit of the Collateral Agents, each Applicable Collateral Representative, the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties, and their respective permitted successors and assigns, and no other Person (including the Obligors, or any receiver, debtor in possession or bankruptcy estate in a bankruptcy or like proceeding) shall have or be entitled to assert such rights.

Section 8.16.        Limited Recourse and Non-Petition. Notwithstanding any other provision of this Agreement or any other document to which it may be a party, the obligations of each IP Party from time to time and at any time hereunder are limited recourse obligations of such IP Party and are payable solely from its assets available at such time and amounts derived therefrom and following realization of its assets, and application of the proceeds thereof in accordance with this Agreement, all obligations of and any remaining claims against such IP Party hereunder or in connection herewith after such realization shall be extinguished and shall not thereafter revive. No recourse shall be had against any officer, director, employee, shareholder, administrator or incorporator of any IP Party or their respective successors or assigns for any amounts payable hereunder. Notwithstanding any other provision of this Agreement, no Person may, prior to the date which is one year (or if longer, any applicable preference period) and one day after the discharge of all Secured Obligations, institute against, or join any other Person in instituting against, any IP Party any bankruptcy, winding up, reorganization, restructuring, arrangement, insolvency, moratorium or liquidation (including provisional liquidation) proceedings, or other proceedings under any Bankruptcy Laws. Nothing in this Section 8.16 shall preclude, or be deemed to estop, any Obligor from taking any action prior to the expiration of the aforementioned period in any proceedings under any Bankruptcy Laws filed or commenced by any other non-affiliated Person, or from commencing against any IP Party or any of its properties any legal action which is not a bankruptcy, winding up, reorganization, arrangement, insolvency, moratorium, restructuring or liquidation (including provisional liquidation) proceedings or any equivalent proceedings. It is understood that the foregoing provisions of this Section 8.16 shall not (A) prevent recourse to the assets of an IP Party for the sums due or to become due under the Transaction Documents or (B) constitute a waiver, release or discharge of any obligation hereunder until the assets of such IP Party have been realized. It is further understood that the foregoing provisions of this Section 8.16 shall not limit the right of any Person to name an IP Party as a party defendant in any proceeding under any Bankruptcy Laws or in the exercise of any other remedy hereunder, so long as no judgment in the nature of a deficiency judgment or seeking personal liability shall be asked for or (if obtained) enforced against any such Person. The provisions of this Section 8.16 shall survive the termination of this Agreement.

Section 8.17.        Waiver of Immunity. With respect to any proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any court of competent jurisdiction, and with respect to any judgment, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such proceeding or judgment,

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including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

Section 8.18.        Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto.

Section 8.19.        Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

[SIGNATURE PAGES FOLLOW]

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AZUL SECURED FINANCE LLP, as Issuer

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:
Name:
Title:

AZUL S.A., as Parent Guarantor

By:
Name:
Title:

AZUL LINHAS AÉREAS BRASILEIRAS S.A., as Obligor

By:
Name:
Title:

INTELAZUL S.A., as Obligor

By:
Name:
Title:

ATS VIAGENS E URISMO LTDA., as Obligor

By:
Name:
Title:

(Signature page to Intercreditor Agreement)

AZUL IP CAYMAN HOLDCO LTD., as Obligor

By:
Name:
Title:

AZUL IP CAYMAN LTD., as Obligor

By:
Name:
Title:

AZUL INVESTMENTS LLP, as Obligor

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:
Name:
Title:

AZUL CONECTA LTDA., as Obligor

By:
Name:
Title:

AZUL SECURED FINANCE II LLP, as Obligor

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:
Name:
Title:

(Signature page to Intercreditor Agreement)

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS
LTDA., as Brazilian Collateral Agent

By:
Name:
Title:

UMB BANK, N.A., as U.S. Collateral Agent and Trustee.

By:
Name:
Title:

AERCAP ADMINISTRATIVE SERVICES LIMITED, as
AerCap Representative

By:
Name:
Title:

(Signature page to Intercreditor Agreement)

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES
MOBILIÁRIOS LTDA., as Convertible Debentures Representative

By:
Name:
Title:

(Signature page to Intercreditor Agreement)

Schedule I

Guarantors

•	Azul S.A., a Brazilian corporation (sociedade por ações)
•	Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)
•	IntelAzul S.A., a Brazilian corporation (sociedade por ações)
•	ATS Viagens e Turismo Ltda. a Brazilian limited liability company (sociedade limitada)
•	Azul IP Cayman Holdco Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands
•	Azul IP Cayman Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands
•	Azul Investments LLP, a limited liability partnership formed under the laws of the State of Delaware
•	Azul Conecta Ltda. a Brazilian limited liability company (sociedade limitada)
•	Azul Secured Finance II LLP, a limited liability partnership formed under the laws of the State of Delaware
•

•

Annex I

Form of Joinder Agreement to be entered by a New Obligor

ANNEX I

[FORM OF] SUPPLEMENT NO. [ ] (this “Supplement”) dated as of [ ], 20[ ] to the AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNT AGREEMENT dated as of January 28, 2025 (the “Intercreditor Agreement”), among (i) AZUL SECURED FINANCE LLP, a Delaware limited liability partnership (the “Issuer”), (ii) AZUL S.A., a Brazilian corporation (the “Parent Guarantor”), (iii) the other Obligors party thereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (the “Convertible Debentures Representative”), and (viii) the additional Representatives from time to time a party thereto.

A.              Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.              The Parent Guarantor, the other Obligors and the Guarantors have entered into the Intercreditor Agreement. Pursuant to the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, certain newly acquired or organized Subsidiaries of the Parent Guarantor are required to enter into the Intercreditor Agreement. The Intercreditor Agreement provides that such Subsidiaries may become party to the Intercreditor Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the “New [Obligor][Guarantor]”) is executing this Supplement in accordance with the requirements of the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

Accordingly, the Superpriority Secured Debt Representative and the New [Obligor][Guarantor] agree as follows:

Section 1. In accordance with of the Intercreditor Agreement, the New [Obligor][Guarantor] by its signature below becomes a [Obligor][Guarantor] under the Intercreditor Agreement with the same force and effect as if originally named therein as a [Obligor][Guarantor], and the New [Obligor][Guarantor] hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as a [Obligor][Guarantor] thereunder. Each reference to a “[Obligor][Guarantor]” in the Intercreditor Agreement shall be deemed to include the New [Obligor][Guarantor]. The Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New [Obligor][Guarantor] represents and warrants to the Secured Debt Representatives and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Bankruptcy Laws and by general principles of equity.

Section 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the U.S. Collateral Agent shall have received a counterpart of this Supplement that bears the signatures of the New [Obligor][Guarantor] and the Superpriority Secured Debt Representative shall have received a counterpart of this Supplement that bears the signature of the New

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[Obligor][Guarantor]. Delivery of an executed signature page to this Supplement by facsimile transmission or other electronic method shall be as effective as delivery of a manually signed counterpart of this Supplement.

Section 4. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 7. All communications and notices hereunder shall be in writing and given as provided in of the Intercreditor Agreement. All communications and notices hereunder to the New [Obligor][Guarantor] shall be given to it in care of the Parent Guarantor as specified in the Intercreditor Agreement.

Section 8. The Parent Guarantor agrees to reimburse each Representative for its reasonable and documented out-of-pocket expenses in connection with this Supplement, including the reasonable fees, other charges and disbursements of counsel for such Representative, to the extent required in accordance with the applicable Superpriority Secured Debt Documents, First Priority Secured Debt Documents and Second Priority Secured Debt Documents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the New [Obligor][Guarantor] has duly executed this Supplement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW SUBSIDIARY [OBLIGOR] [GUARANTOR]],

By:
Name:
Title:

Acknowledged by:
UMB Bank, N.A., as U.S. Collateral Agent for the Superpriority Notes,
By:
Name:
Title:

Annex II

Form of Joinder Agreement to be entered by a New Secured Debt Representative

ANNEX II

[FORM OF] SUPPLEMENT NO. [ ] (this “Representative Supplement”) dated as of [ ], 20[ ] to the AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNT AGREEMENT dated as of January 28, 2025 (the “Intercreditor Agreement”), among (i) AZUL SECURED FINANCE LLP, a Delaware limited liability partnership (the “Issuer”), (ii) AZUL S.A., a Brazilian corporation (the “Parent Guarantor”), (iii) the other Obligors party thereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (the “Convertible Debentures Representative”), and (viii) the additional Representatives from time to time a party thereto.

A.              Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.              As a condition to the ability of the Issuer or any other Obligor to incur New Secured Debt and to secure such New Secured Debt with a Lien on Collateral ranking pari passu with the Liens on such Collateral securing the then-existing [First Priority][Second Priority] Secured Obligations pursuant to the Intercreditor Agreement, the New Secured Debt Representative in respect of such New Secured Debt is required to become a Representative under, and such Additional [First Priority][Second Priority] Secured Debt and the related Secured Parties in respect thereof are required to become subject to and bound by, the Intercreditor Agreement. The Intercreditor Agreement provides that such New Secured Debt Representative may become a Representative under, and such Additional [First Priority][Second Priority] Secured Debt and the related Secured Parties may become subject to and bound by, the Intercreditor Agreement, pursuant to the execution and delivery by the New Secured Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in of the Intercreditor Agreement. The undersigned New Secured Debt Representative (the “New Secured Debt Representative”) is executing this Representative Supplement in accordance with the requirements of the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

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Accordingly, each Secured Debt Representative and the New Secured Debt Representative agree as follows:

Section 1. In accordance with of the Intercreditor Agreement, the New Secured Debt Representative by its signature below becomes a Representative under, and the related Additional [First Priority][Second Priority] Secured Debt and Secured Parties become subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Secured Debt Representative had originally been named therein as a Representative, and the New Secured Debt Representative, on behalf of itself and such Secured Parties, hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as an Additional [First Priority][Second Priority] Secured Debt Representative and to the related Secured Parties that it represents. Each reference to a “Representative” in the Intercreditor Agreement shall be deemed to include the New Secured Debt Representative. The Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New Secured Debt Representative represents and warrants to the Secured Debt Representatives and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe new facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement, (iii) the [First Priority][Second Priority] Secured Debt Documents relating to such Additional [First Priority][Second Priority] Secured Debt provide that, upon the New Secured Debt Representative’s entry into this Agreement, the Secured Parties in respect of such Additional [First Priority][Second Priority] Secured Debt will be subject to and bound by the provisions of the Intercreditor Agreement as Secured Parties and (iv) upon execution of this Representative Supplement, the New Secured Debt shall be [Additional First Priority Secured Debt][Additional Second Priority Secured Debt].

Section 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the U.S. Collateral Agent shall have received a counterpart of this Representative Supplement that bears the signatures of the New Secured Debt Representative and each other Secured Debt Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Secured Debt Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

Section 4. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

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Section 7. All communications and notices hereunder shall be in writing and given as provided in of the Intercreditor Agreement. All communications and notices hereunder to the New Secured Debt Representative shall be given to it at the address set forth below its signature hereto.

Section 8. The Parent Guarantor agrees to reimburse each Representative for its reasonable and documented out-of-pocket expenses in connection with this Representative Supplement, including the reasonable fees, other charges and disbursements of counsel for such Representative, to the extent required in accordance with the applicable Secured Debt Documents.

Section 9. This Representative Supplement shall serve as an automatic joinder to the Security Agreement and Account Control Agreement. The New Secured Debt Representative by its signature below shall become subject to and bound by, the Security Agreement and Account Control Agreement with the same force and effect as if the New Secured Debt Representative had originally been named therein as a Representative, and the New Secured Debt Representative, on behalf of itself and such related Secured Parties, hereby agrees to all the terms and provisions of the Security Agreement and Account Control Agreement, applicable to it. The Security Agreement and Account Control Agreement is hereby incorporated herein by reference.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the New Secured Debt Representative and the Secured Debt Representatives have duly executed this Representative Supplement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW SECURED DEBT REPRESENTATIVE], as [ ] for the holders of [ ],

By:_______________________________________
Name:
Title:

Address for notices:

__________________________________________
attention of: ________________________________

UMB BANK, N.A.,
as Superpriority Secured Debt Representative,

By:_______________________________________
Name:
Title:

UMB BANK, N.A., as New First Out Secured Debt Representative,
By:_______________________________________
Name:
Title:

AERCAP ADMINISTRATIVE SERVICES LIMITED,
as AerCap Representative,

By:_______________________________________
Name:
Title:

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA,
as Convertible Debentures Representative,

By:_______________________________________
Name:
Title:

UMB BANK, N.A.,
as New Second Out Secured Debt Representative,

By:_______________________________________
Name:
Title:

Acknowledged by:

AZUL SECURED FINANCE LLP
By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: ___________________________________________
Name:
Title:

AZUL S.A,
as Parent Guarantor

By:___________________________________________
Name:
Title:

THE GUARANTORS LISTED ON SCHEDULE I HERETO

By:___________________________________________
Name:
Title:

SCHEDULE I

•	Azul S.A., a Brazilian corporation (sociedade por ações)
•	Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)
•	IntelAzul S.A., a Brazilian corporation (sociedade por ações)
•	ATS Viagens e Turismo Ltda. a Brazilian limited liability company (sociedade limitada)
•	Azul IP Cayman Holdco Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands
•	Azul IP Cayman Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands
•	Azul Investments LLP, a limited liability partnership formed under the laws of the State of Delaware
•	Azul Conecta Ltda., a Brazilian limited liability company (sociedade limitada)
•	Azul Secured Finance II LLP, a limited liability partnership formed under the laws of the State of Delaware
•	Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)

Schedule I

Subsidiary Guarantors

Azul Linhas Aéreas Brasileiras S.A.
Azul Investments LLP
Azul Conecta Ltda.

Azul Secured Finance II LLP
IntelAzul S.A.
ATS Viagens e Turismo Ltda.
Azul IP Cayman Holdco Ltd.
Azul IP Cayman Ltd.

Sch I-1